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00010022837

SUMITOMO MITSUI BANKING CORPORATION
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, JAPAN

02015497

SMBC

February 4, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL PROCESSED MAY 29 2002 THOMSON FINANCIAL

FEB 25 2002

Bank Ltd Tokyo

Sumitomo ~~Mitsui Banking Corporation~~ (the "Bank")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No.82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that the Bank (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2001 to January 31 2002.

The Bank hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 5/23

Regards,

Sumitomo Mitsui Banking Corporation

By: ______________________________

Masahiko Oshima
General Manager
Investor Relations Department
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

File No. 82-4395
Exhibit A3

第1期

営業の中間ご報告

平成13年4月1日から平成13年9月30日まで

SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

三井住友銀行

当行の概要



設　　立　明治45年3月1日

資 本 金　1兆3,267億4,618万5,194円

本　　店　東京都千代田区有楽町1丁目1番2号

店 舗 数　国内：本支店603・出張所107
　　　　　　　　代理店5
　　　　　海外：支店21・出張所3
　　　　　　　　駐在員事務所17

従業員数　26,802名

（平成13年9月30日現在）

目　次

ごあいさつ



株主の皆さまには、ますますご清栄のこととお慶び申し上げます。

ここに、当行第1期上半期の営業の概況と中間決算についてご報告申し上げるにあたりまして、一言ご挨拶申し上げます。

当行が平成13年4月1日の合併により三井住友銀行として新たなスタートを切りましてから、8カ月が経過致しました。

当行では、合併はあくまで真の競争力強化に向けたスタートラインに過ぎない、との考えに基づき、合併直後から一層の収益力の強化と更なるコストの削減に向けた取り組みを開始致しました。合併に伴って、ビジネス・チャンスは明らかに拡大しております。これを確実に捉え、そのメリットを最大限発揮するため、「お客様に、より一層価値あるサービスを提供し、お客様と共に発展する」「事業の発展を通じて、株主価値の永続的な増大を図る」ことを経営理念と定め、株主価値を経営の基軸に据えながら、真の顧客志向に根差したビジネス・スタイルへの転換を進めております。一方、極めて厳しい経営環境にも耐え得る強靱な経営体質と財務基盤を構築するため、合併直後から全行を挙げて、聖域を設けない徹底的な経費削減策の策定・実行にも取り組んでまいりました。銀行を取り巻く環境が急速な変化を遂げつつあるなか、私はこれらの施策の効果をより早く現実のものとすることが、当行が最高に信頼される銀行となるために、まず必要なことであると考えております。

さて、当中間期の経済動向を顧みますと、世界経済の減速傾向が次第に鮮明になるなか、わが国においても、個人消費の伸び悩み、輸出や設備投資の減少基調が明確化する等、景気の低

迷状況が持続致しました。この間、金融市場においては、日本銀行が期末にかけて相次いで一段の金融緩和措置を実施する等、長短金利ともに総じて低水準で推移しました。また、株価は期初に上昇傾向をみせたものの、その後は企業収益の悪化懸念等を背景に、一貫した下落傾向を辿りました。

このような経済金融環境の下、当初予想を上回る不良債権処理コストの増加、株式関連損益の悪化等の結果、当中間期の業績は後記の「営業の概況」でご報告申し上げる通りとなりました。なお、中間配当につきましては、「その他有価証券」に対する時価会計が今期より導入されたため、今後の株式相場動向の影響等を勘案致しまして、期末配当に一本化させていただくことと致しました。また、株式相場下落への抵抗力の高い資本構成の実現を図るべく、平成14年1月下旬または同2月上旬に開催予定の臨時株主総会において、法定準備金のうち、資本金の額を超える部分を剰余金に振り替える案をお諮り致したいと考えております。株主の皆さまには、何卒ご理解賜りますようお願い申し上げます。

今後を展望いたしますと、米国における同時多発テロ事件を契機とする世界経済の先行き不透明感の強まり等を背景に、わが国景気に対する懸念も一段と強まっており、銀行を取り巻く経営環境は引き続き厳しい状況が続くと予想されます。しかしながら、このような厳しい環境のなかにあっても、当行では、合併により得られた邦銀屈指の顧客基盤を最大限に活かし、従来以上に付加価値の高い金融サービスをお客さまに提供することにより、さらなる収益力の強化を実現していくと共に、不良債権問題の最終処理の加速、保有株式の圧縮等を通じた盤石な財務体質等の構築に向けて、一段のスピード感をもって努力を重ねてまいる所存であります。

株主の皆さまには、何卒倍旧のご理解、ご支援を賜りますようお願い申し上げます。

平成13年12月

頭　取　西川善文

営業の概況

業績の推移

	平成12年度中間期		平成12年度		平成13年度中間期
（単位：百万円）					
経常収益	1,571,918		3,289,556		1,337,291
業務純益（除く一般貸倒引当金繰入額）	370,473		803,073		515,804
経常利益	255,105		359,167		127,148
中間（当期）利益	100,300		137,835		79,794
（単位：億円）					
純資産額	42,094		41,999		35,146
総資産	1,007,742		1,137,274		1,013,421
預金・譲渡性預金	668,016		707,297		677,637
貸出金	630,233		617,478		610,715
有価証券	185,963		270,599		199,882
（単位：％）	さくら銀行	住友銀行	さくら銀行	住友銀行	
連結自己資本比率（国際統一基準）	12.30	11.32	11.31	10.94	10.79

（注1）平成12年度中間期、平成12年度はさくら銀行・住友銀行両行の計数を合算して表示しております。

（注2）平成13年4月1日現在の純資産額は合併により、3兆7,729億円となっております。

（注3）平成13年度中間期の純資産額には、その他有価証券等の時価評価に伴う評価差額金△4,256億円が含まれております。

平成13年度中間期の業績

当中間期の業績は以下のとおりとなりました。なお、増減の基準となります前期末残高は、さくら銀行・住友銀行両行の計数を合算しております。

預金・譲渡性預金

預金は半期中2兆4,300億円減少し、中間期末残高は56兆6,112億円となりました。一方、譲渡性預金は半期中5,360億円減少し、中間期末残高は11兆1,525億円となりました。

貸出金

貸出金は半期中6,763億円減少し、中間期末残高は61兆715億円となりました。このうち個人・中小企業向け貸出金は半期中2兆443億円減少し、中間期末残高は38兆4,269億円となりました。

特定取引資産・特定取引負債

特定取引資産は半期中2,808億円増加し、中間期末残高は2兆6,893億円となりました。一方、特定取引負債は半期中5,236億円増加し、中間期末残高は1兆7,041億円となりました。

有価証券

有価証券は国債をはじめとして半期中7兆717億円減少し、中間期末残高は19兆9,882億円となりました。

外国為替取扱高

当半期中の外国為替取扱高は、6,251億7千3百万ドルとなりました。

損益の状況

当中間期は合併効果の早期実現に向けて経営全般の合理化推進により経費削減に努めるとともに、収益力の強化を図りました。一方で、不良債権処理を進めるとともに株式等償却を行いました結果、経常利益は1,271億4千8百万円、中間利益は797億9千4百万円となりました。

中間配当金

株価動向の先行きが不透明であること等を勘案して、誠に遺憾ながら、今年度につきましては、普通株式・優先株式ともに中間配当を見送り、期末一括配当とさせていただくことといたしました。

なお、期末における年間配当金につきましては、期初発表のとおり、普通株式については1株当たり6円、第1回第一種優先株式については1株当たり10円50銭、第2回第一種優先株式については1株当たり28円50銭、第五種優先株式については1株当たり13円70銭を予想しております。

連結自己資本比率(国際統一基準)

自己資本比率の分子となる自己資本は、7兆2,948億円となりました。一方、分母となるリスクアセットは、67兆5,573億円となりました。この結果、国際統一基準に基づく当行の連結自己資本比率は10.79%となりました。

●預金・貸出金の残高

（単位：億円）


11.9
674,884
647,627
12.3
675,724
632,985
12.9
668,016
630,233
13.3
707,297
617,478
13.9
677,637
610,715
預金・譲渡性預金
貸出金

（注１）記載金額は単位未満を切り捨てて表示しております。
（注２）11.9～13.3は、さくら銀行・住友銀行両行の計数を合算して表示しております。

●個人・中小企業向けご融資残高

（単位：億円）


11.9
405,763
12.3
414,591
12.9
410,398
13.3
404,712
13.9
384,269

（注１）記載金額は単位未満を切り捨てて表示しております。
（注２）11.9～13.3は、さくら銀行・住友銀行両行の計数を合算して表示しております。

●連結自己資本比率（国際統一基準）・自己資本の推移

（単位：億円）


11.9
12.43%
41,101
11.37%
43,759
12.3
12.53%
41,008
11.60%
43,483
12.9
12.30%
41,270
11.32%
41,979
13.3
11.31%
38,343
10.94%
41,499
13.9
10.79%
72,948
さくら銀行
住友銀行
さくら銀行
住友銀行

（注）記載金額は単位未満を切り捨てて表示しております。

トピックス

当行は、常に社会のよりよい一員であることを目指し、日々の営業を通じて広く社会に貢献するため、様々な活動を行っております。ここでは、当行のトピックスをご紹介いたします。

【組織改定】

当行は、平成13年10月1日付けで本店組織を一部改定いたしました。

1. 個人部門

個人部門の本店組織の機能を集約し、9部3室から、6部4室の体制に変更いたしました。改定後の設置部は以下のとおりです（括弧内は部内室）。

個人統括部（チャネル企画室）、支店業務部（職域取引推進室）、個人マーケティング部（ローン商品事業室、投資商品事業室）、プライベートバンキング営業部、個人事務システム部、個人審査部

このうち、従来対比、機能を拡充するのは次の両部です。

(1) 支店業務部

同部は、「営業拠点の運営管理・指導」という従来の機能に加えて、「顧客セグメント別のビジネス推進」という機能をも担います。また、資産形成ビジネスの中心マーケットである「職域」については、部内に職域取引推進室を新設して、取組を強化してまいります。

(2) 個人マーケティング部

同部は、「プロダクト別のビジネス推進」を所管します。部内にローン商品事業室及び投資商品事業室を設置し、住宅ローンや投資信託といった主要プロダクトに関するビジネスを、お客さまの負債サイドと資産サイドとに分けて、両室が推進してまいります。また、カードローンを含むカードビジネスについても個人マーケティング部に集約し、グループ会社との連携を一段と強化してまいります。

2. 法人部門

近年、事業再編に関する潜在的なニーズが増大していることに対応し、法人業務部内に事業再編室を設置いたしました。お客さまの経営全般にわたるコンサルティングを実施することにより、ニーズを早期に具体化・顕在化させ、当行のプロダクトのみにこだわらず、お客さまの企業価値向上に繋がるあらゆるソリューションを立案・提供してまいります。

個人部門 組織図

旧

- 個人統括部
  - 関連事業室
  - チャネル企画室
- 支店業務部
- 個人マーケティング部
- プライベートバンキング営業部
- 資産運用営業部
- コンシューマー営業部
  - ローン商品事業室
- 投資商品事業部
- 個人事務システム部
- 個人審査部

ブロック

- 支店
- 公務部
- 投資サービスプラザ
- ローンプラザ
- コールセンター

新

- 個人統括部
  - チャネル企画室
- 支店業務部
  - 職域取引推進室
- 個人マーケティング部
  - ローン商品事業室
  - 投資商品事業室
- プライベートバンキング営業部
- 個人事務システム部
- 個人審査部

ブロック

- 支店
- 公務部
- 投資サービスプラザ
- ローンプラザ
- コールセンター

法人部門 組織図

旧

- 法人統括部
  - 法人事務システム室
- 法人業務部
  - 外国業務推進室
  - 成長事業推進室
- 公共法人営業部
- 神戸公共法人営業部
- ビジネスオーナー営業部
- 法人審査第一部
- 法人審査第二部
- 法人審査第三部
- 法人融資第一部
- 法人融資第二部

地域法人営業本部

- 法人営業部
- 公務法人営業部
- ビジネスサポートプラザ

新

- 法人統括部
  - 法人事務システム室
- 法人業務部
  - 事業再編室
  - 外国業務推進室
  - 成長事業推進室
- 公共法人営業部
- 神戸公共法人営業部
- ビジネスオーナー営業部
- 法人審査第一部
- 法人審査第二部
- 法人審査第三部
- 法人融資第一部
- 法人融資第二部

地域法人営業本部

- 法人営業部
- 公務法人営業部
- ビジネスサポートプラザ

【「資産づくりセット」取り扱い開始】

当行では、個人のお客さまの資産形成に対し「長期保有・分散投資」をキーワードとして、商品・サービスの開発に努めております。
本年4月より取り扱いを開始しました「資産づくりセット」は、円預金と外貨預金、投資信託を組み合わせた新しいタイプのパッケージ商品で、お客さまよりご好評をいただいております。

バランスプラン	「定期預金」と「投資信託」・「外貨預金」ではじめる資産づくり。 自由設計部分　●投資信託　●外貨預金　◎お申込総額の50%以上 円定期預金　◎お申込総額の50%以下、25万円以上
投信積立プラン	「定期預金」と「投信の積立」ではじめる資産づくり。 投信自動積立　◎毎月3万円〜 円定期預金　◎100万円まで
外貨プラン	「定期預金」と「外貨預金」ではじめる資産づくり。 外貨預金　◎お申込総額の50%以上 円定期預金　◎お申込総額の50%以下、25万円以上



資産づくりセット
年1%

また全国166カ店(平成13年11月30日現在)に、マネーライフ・コンサルティング・デスクを設置し、お客さまのライフプランや資産形成・ローンなど、様々なご相談を承るサービスを展開しております。


MONEY-LIFE
CONSULTING
運用相談
(投資信託・外貨預金等)
ローン相談
ライフプラン相談
マネーライフ・コンサルティング・デスク

【天候デリバティブの小口定型商品取り扱い開始】

日本は世界的に見ても四季の変化が明確な国であり、四季それぞれの気候に応じた事業が展開されています。そのため冷夏や暖冬などの異常気象が起きると、お客さまの事業に対するダメージの発生が懸念されますが、天候デリバティブはそのような異常気象、天候不順がもたらす事業収益への悪影響をヘッジするツールとしてクローズアップされてきています。

天候デリバティブは日本で登場したばかりの商品であり、当行では、季節ごと特有のニーズを定型化し、取引サイズを小口化することによって商品認知度を高めることと、顧客マーケットの拡大を狙いとして、都銀では初の小口定型商品の開発販売を行いました。5月に夏物商品として冷夏リスク、降雨リスクのヘッ

ジ商品を販売、8月、9月には秋物商品として秋雨リスクヘッジ商品を販売したのに続いて、現在は冬物商品として暖冬リスク、厳冬リスク、積雪リスク、降雨リスクの各リスクヘッジ商品を販売しています。小口定型商品の販売では夏季、秋季ともご好評をいただき、その販売データの分析から日本の天候デリバティブ取扱業者の中でも群を抜いたマーケティング力、商品開発力を結集することができました。

当行では、東京、大阪各本部のみならず、全国主要10拠点にデリバティブマーケティングの専門本部行員（DSE=Derivatives Sales Engineers）を配置、独自のマーケティングノウハウとリスク管理技術を駆使して、今後とも先進的な商品・サービスの提供に努めてまいります。



【アドバイザリーボードの設置】

当行は、取締役会長および頭取の諮問機関として、社外の有識者によって構成されるアドバイザリーボードを設置いたしました。経営上の重要戦略や課題、金融界全体の問題等、経営全般に亘り幅広く大所高所からアドバイスを頂戴し、経営に反映させてまいりたいと考えております。

なお、アドバイザリーボードにご就任いただいたのは以下の方々です。

豊田章一郎氏　トヨタ自動車株式会社　取締役名誉会長
熊谷直彦氏　三井物産株式会社　相談役
川上哲郎氏　住友電気工業株式会社　相談役
浦上敏臣氏　住友生命保険相互会社　相談役
月尾嘉男氏　東京大学大学院　新領域創成科学研究科　教授
横山禎徳氏　マッキンゼー・アンド・カンパニー東京支社　ディレクター



第1期中（平成13年9月30日現在）中間貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,605,096	預金	56,611,281
コールローン	399,742	譲渡性預金	11,152,501
買現先勘定	774,471	コールマネー	3,802,733
買入金銭債権	78,848	売現先勘定	1,459,293
特定取引資産	2,689,363	売渡手形	4,694,400
金銭の信託	63,611	コマーシャル・ペーパー	1,082,000
有価証券	19,988,203	特定取引負債	1,704,180
貸出金	61,071,591	借用金	3,555,666
外国為替	631,330	外国為替	246,872
その他資産	3,197,681	社債	1,865,205
動産不動産	820,719	転換社債	1,106
繰延税金資産	1,589,941	その他負債	5,796,331
支払承諾見返	5,440,396	賞与引当金	12,790
貸倒引当金	△1,008,891	退職給付引当金	152,131
		債権売却損失引当金	119,143
		特別法上の引当金	18
		再評価に係る繰延税金負債	131,412
		支払承諾	5,440,396
		負債の部合計	97,827,465
		（資本の部）	
		資本金	1,326,746
		法定準備金	1,925,782
		再評価差額金	208,857
		剰余金	478,958
		任意積立金	221,560
		中間未処分利益	257,398
		中間利益	79,794
		評価差額金	△425,669
		自己株式	△33
		資本の部合計	3,514,642
資産の部合計	101,342,107	負債及び資本の部合計	101,342,107

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。

3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

4. 金銭の信託において信託財産を構成している有価証券の評価は上記 2. 及び 3. と同じ方法により行っております。

5. デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

6. 動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　3年～20年

7. 自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

8. 社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

9. 外貨建資産・負債及び海外支店勘定は、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として中間決算日の為替相場による円換算額を付しております。

なお、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成 12 年 4 月 10 日）に基づき、「新外為経理基準」を適用しておりましたが、当中間期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 20 号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成 11 年 10 月 22 日））を適用しております。

資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第 20 号にもとづき、債権元本相当額および債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益または未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

10. 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権につ

いては、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,580,785百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。なお、従業員賞与の未払計上額については、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当中間期から「賞与引当金」として表示しております。

12. 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理
数理計算上の差異	各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。

13. 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法第287条ノ2に規定する引当金であります。

14. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15. ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

16. 消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金	18百万円	金融先物取引法第82条の規定に基づく準備金であります。

18. 動産不動産の減価償却累計額　522,852百万円

19. 動産不動産の圧縮記帳額　82,324百万円

20. 貸出金のうち、破綻先債権額は217,079百万円、延滞債権額は1,945,507百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和 40 年政令第 97 号）第 96 条第 1 項第 3 号のイからホまでに掲げる事由又は同項第 4 号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3 カ月以上延滞債権額は 105,760 百万円であります。

なお、3 カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から 3 月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は 1,001,475 百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び 3 カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3 カ月以上延滞債権額及び貸出条件緩和債権額の合計額は 3,269,821 百万円であります。

なお、20. から 23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,159,156 百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	49,360 百万円
特定取引資産	865,984 百万円
有価証券	9,215,772 百万円
貸出金	1,728,781 百万円
担保資産に対応する債務	
コールマネー	1,335,000 百万円
売現先勘定	1,419,293 百万円
売渡手形	4,694,400 百万円
借用金	94,362 百万円
その他負債中「債券貸付取引担保金」	3,287,729 百万円
支払承諾	49,312 百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金 39,402 百万円、特定取引資産 2,566 百万円、有価証券 1,554,952 百万円、貸出金 859,447 百万円を差し入れております。

なお、動産不動産のうち保証金権利金は 137,174 百万円、その他資産のうち先物取引差入証拠金は 37,128 百万円であります。

26. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は 1,020,256 百万円、繰延ヘッジ利益の総額は 1,194,149 百万円であります。

27. 土地の再評価に関する法律（平成 10 年 3 月 31 日公布法律第 34 号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。

再評価を行った年月日	平成 10 年 3 月 31 日
同法律第 3 条第 3 項に定める再評価の方法	土地の再評価に関する法律施行令（平成 10 年 3 月 31 日公布政令第 119 号）第 2 条第 3 号に定める固定資産税評価額、同条第 4 号に定める路線価及び同条第 5 号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金 3,196,843 百万円が含まれております。
29. 社債には、劣後特約付社債 573,925 百万円が含まれております。
30. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に 999 百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に 1,665 百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は 1,825,380 百万円、当中間期末に当該処分をせずに所有しているものは 187,102 百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。
なお、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、金融商品に係る会計基準の改正により、資産および負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産およびその他負債は、それぞれ 1,283,943 百万円減少しております。
31. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、21,742,610 百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが 19,449,048 百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
32. 自己株式は、従来、「有価証券」に含めて計上しておりましたが、「銀行法施行規則の一部を改正する内閣府令」（平成 13 年 10 月 5 日付内閣府令第 85 号）附則第３項が規定されたことに伴い、当中間期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は 33 百万円、資本の部は 33 百万円それぞれ減少しております。
33. 金融商品に係る会計基準の適用に伴い、当中間期からその他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で 693,620 百万円減少し、「評価差額金」が△425,669 百万円計上されております。

第1期中(平成13年4月1日から平成13年9月30日まで)中間損益計算書

（単位：百万円）

科目	金額	
経常収益		**1,337,291**
資金運用収益	1,061,396	
（うち貸出金利息）	(651,463)	
（うち有価証券利息配当金）	(224,002)	
役務取引等収益	113,779	
特定取引収益	70,906	
その他業務収益	56,889	
その他経常収益	34,320	
経常費用		**1,210,143**
資金調達費用	386,960	
（うち預金利息）	(190,777)	
役務取引等費用	40,494	
その他業務費用	26,379	
営業経費	348,545	
その他経常費用	407,763	
経常利益		**127,148**
特別利益		**167**
特別損失		**16,260**
税引前中間利益		**111,055**
法人税、住民税及び事業税		**9,762**
法人税等調整額		**21,499**
中間利益		**79,794**
前期繰越利益		**68,994**
合併による未処分利益受入額		**109,023**
再評価差額金取崩額		**△413**
中間未処分利益		**257,398**

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。

3. 「その他経常収益」には、株式等売却益28,221百万円を含んでおります。

4. 「その他経常費用」には、貸倒引当金繰入額129,325百万円、貸出金償却138,692百万円及び株式等償却68,908百万円を含んでおります。

5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円を含んでおります。

（ご参考）中間連結貸借対照表（平成13年9月30日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,736,255	預金	60,533,175
コールローン及び買入手形	425,289	譲渡性預金	11,291,895
買現先勘定	981,216	コールマネー及び売渡手形	8,541,814
買入金銭債権	330,214	売現先勘定	1,808,365
特定取引資産	3,225,015	コマーシャル・ペーパー	1,274,071
金銭の信託	63,622	特定取引負債	2,163,173
有価証券	20,511,560	借用金	2,938,927
貸出金	64,727,609	外国為替	251,403
外国為替	644,896	社債	3,398,674
その他資産	4,362,508	転換社債	1,106
動産不動産	1,414,607	債券貸付取引担保金	3,906,531
リース資産	939,746	その他負債	2,943,028
繰延税金資産	1,696,347	賞与引当金	22,385
連結調整勘定	5,446	退職給付引当金	180,457
支払承諾見返	3,601,158	債権売却損失引当金	126,538
貸倒引当金	△1,163,469	特別法上の引当金	637
		繰延税金負債	53,352
		再評価に係る繰延税金負債	145,229
		支払承諾	3,601,158
		負債の部合計	103,181,928
		（少数株主持分）	
		少数株主持分	967,934
		（資本の部）	
		資本金	1,326,746
		資本準備金	1,684,361
		再評価差額金	230,153
		連結剰余金	541,424
		その他有価証券評価差額金	△394,819
		為替換算調整勘定	△18,479
		計	3,369,386
		自己株式	△33
		子会社の所有する親会社株式	△17,189
		資本の部合計	3,352,163
資産の部合計	107,502,027	負債、少数株主持分及び資本の部合計	107,502,027

(注) 1．記載金額は百万円未満を切り捨てて表示しております。

2．子会社の所有する親会社株式の「子会社」は、中間連結財務諸表の用語、様式及び作成方法に関する規則第2条第2号に掲げる子会社であります。

（ご参考）中間連結損益計算書（平成13年4月1日から 平成13年9月30日まで）

（単位：百万円）

科目	金額	
経常収益		**1,801,802**
資金運用収益	1,067,744	
（うち貸出金利息）	(731,458)	
（うち有価証券利息配当金）	(147,883)	
役務取引等収益	189,936	
特定取引収益	73,656	
その他業務収益	394,199	
その他経常収益	76,266	
経常費用		**1,687,351**
資金調達費用	393,013	
（うち預金利息）	(193,420)	
役務取引等費用	36,388	
その他業務費用	321,415	
営業経費	468,382	
その他経常費用	468,151	
経常利益		**114,450**
特別利益		**5,866**
特別損失		**21,652**
税金等調整前中間純利益		**98,665**
法人税、住民税及び事業税		**37,746**
法人税等調整額		**3,605**
少数株主利益		**23,116**
中間純利益		**34,196**

（注）記載金額は百万円未満を切り捨てて表示しております。

(ご参考) 中間連結剰余金計算書 (平成13年4月 1日から 平成13年9月30日まで)

(単位：百万円)

科目	金額
連結剰余金期首残高	**319,924**
連結剰余金増加高	**309,864**
合併に伴う剰余金増加高	296,313
連結子会社の合併に伴う剰余金増加高	1,786
連結子会社の増加に伴う剰余金増加高	10,936
持分法適用会社の増加に伴う剰余金増加高	828
連結剰余金減少高	**122,561**
配当金	11,199
連結子会社の合併に伴う剰余金減少高	4,465
連結子会社の増加に伴う剰余金減少高	106,479
持分法適用会社の増加に伴う剰余金減少高	3
再評価差額金の取崩に伴う剰余金減少高	413
中間純利益	**34,196**
連結剰余金中間期末残高	**541,424**

(注) 記載金額は百万円未満を切り捨てて表示しております。

役　員 (平成13年11月26日現在)

取締役会長(代表取締役)	岡田　明重
頭　取(代表取締役)	西川　善文※
副頭取(代表取締役)	白賀　洋平※
副頭取(代表取締役)	足助　明郎※
副頭取(代表取締役)	石川　博一※
専務取締役(代表取締役)	奥山　俊一※
専務取締役(代表取締役)	佐久間　邁※
専務取締役(代表取締役)	中尾　秀光※
専務取締役(代表取締役)	栗山　道義※
専務取締役(代表取締役)	永田　武全※
専務取締役(代表取締役)	平松　秀則※
専務取締役(代表取締役)	井上　正※
専務取締役(代表取締役)	小川　惠三※
専務取締役(代表取締役)	奥　正之※
専務取締役(代表取締役)	門脇　英晴※
専務取締役(代表取締役)	塚本　武正※
常務取締役	北山　禎介※
常務取締役	児玉　龍三※
常務取締役	高橋　繁正※
常務取締役	野田賢治郎※
常務取締役	廣田　正※
常務取締役	松本　睦彦※
常務取締役	水島藤一郎※
常務取締役	宮城　覚映※
取締役	山内　悦嗣
取締役	山川洋一郎
常任監査役	吉田　長幸
常任監査役	紀伊　博
常任監査役	平野豊三郎
常任監査役	渡辺　知行
監査役	平岩　外四
監査役	大西　勝也
監査役	伊藤　助成
監査役	岡村　泰孝

(注) 1. ※の取締役は執行役員を兼務しております。
2. 監査役 平岩外四、同 大西勝也、同 伊藤助成、同 岡村泰孝の4氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしております。

国内店舗のご案内(平成13年9月30日現在)

北海道
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店舗数	
本　支　店	603
出　張　所	107
代　理　店	5
合　　計	715

広尾ガーデンヒルズ出張所
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池袋東口支店
大塚駅前支店
巣鴨支店
巣鴨駅前支店
目白支店
赤羽支店
赤羽東支店
王子支店
十条支店
日暮里支店
町屋支店
板橋中台出張所
志村支店
高島平支店
ときわ台支店
ときわ台駅前支店
成増支店
大泉支店
大泉駅前支店
中村橋支店
練馬支店
光が丘支店
武蔵関支店
綾瀬支店
梅島支店
千住支店
千住西支店
西新井支店
お花茶屋支店
葛飾支店
葛飾東支店
金町支店
新小岩支店
新小岩南支店
葛西支店
京成小岩支店
小岩支店
小岩南支店
西葛西支店
イトーヨーカドー葛西店出張所
北野支店
高尾出張所
八王子支店
八王子北支店
立川支店
立川駅前支店
吉祥寺支店
吉祥寺北支店
三鷹支店
三鷹駅前支店
武蔵境支店
府中支店
府中駅前支店
昭島支店
国領支店
調布駅前支店
つつじヶ丘支店
町田支店
町田駅前支店
町田山崎出張所
小金井支店
小金井南支店
花小金井支店
高幡不動支店
日野支店
国立支店
福生支店
東大和支店
清瀬支店
多摩支店
多摩センター支店
永山支店
田無支店
田無駅前支店
西東京市役所出張所
ひばりヶ丘支店
羽村出張所
国分寺西代理店
神奈川県
青葉台支店
青葉台南支店
あざみ野支店
あざみ野西支店
いずみ野支店
伊勢佐木町支店
大口支店
金沢八景支店
金沢文庫支店
上大岡支店
上大岡駅前支店
港南台支店
港北ニュータウン支店
新横浜支店
新横浜駅前支店
たまプラーザ支店
綱島支店
綱島東口支店
鶴見支店
鶴見北口支店
戸塚支店
戸塚北支店
中山支店
東神奈川支店
二俣川支店
三ツ境支店
みなとみらい支店
みなとみらい西出張所
南戸塚代理店
横浜支店
横浜駅前支店
横浜中央支店
横浜西支店
緑園都市出張所
生田支店
柿生支店
川崎支店
川崎駅前支店
宿河原支店
新川崎支店
新百合ヶ丘支店
新百合ヶ丘駅前支店
溝ノ口支店
溝ノ口駅前支店
宮崎台支店
宮崎台南支店
宮前平出張所
武蔵中原支店
元住吉支店
百合ヶ丘出張所
厚木支店
厚木北支店
伊勢原支店
海老名出張所
大船支店
小田原支店
オリンピック湘南支店
片瀬山出張所
高座渋谷支店
相模原支店
逗子支店
つきみ野支店
東林間支店
平塚支店
藤沢支店
藤沢北支店
大和支店
新潟県
新潟支店
新潟北支店
富山県
富山支店
石川県
金沢支店
福井県
福井支店
山梨県
甲府支店
吉田支店
長野県
上田支店
諏訪支店
長野支店
松本支店
岐阜県
岐阜支店

静岡県
伊東支店
静岡支店
静岡北支店
沼津支店
浜松支店
愛知県
一宮支店
上前津支店
刈谷支店
津島支店
豊田支店
豊橋支店
豊橋駅前支店
名古屋支店
名古屋駅前支店
名古屋栄支店
名古屋中央支店
名古屋東口支店
瑞穂支店
本山支店
大阪府
梅田支店
梅田北口支店
梅田南支店
大阪駅前支店
大阪北支店
天六支店
天六北支店
堂島支店
中之島支店
中之島西支店
南森町支店
京阪京橋支店
都島支店
西野田支店
阪神野田支店
福島支店
四貫島支店
立売堀支店
大阪西支店
道頓堀支店
港支店
大正区支店
天王寺駅前支店
歌島橋支店
歌島橋西支店
今里支店
今里南支店
鶴橋支店
生野支店
赤川町支店
千林支店
城東支店
関目支店
深江橋支店
阿倍野支店
寺田町支店
西田辺支店
西田辺駅前支店
駒川町支店
美章園支店
天下茶屋支店
十三支店
十三駅前支店
新大阪支店
徳庵支店
コスモタワー出張所
粉浜支店
平野支店
上町支店
大阪公務部
大阪中央支店
大阪ビジネスパーク出張所
大阪本店営業部
高麗橋支店
船場支店
玉造支店
玉造西支店
天満橋支店
難波支店
難波駅前支店
日本一支店
備後町支店
御堂筋支店
鳳支店
堺支店
堺北支店
泉北とが支店
中もず支店
浜寺支店
岸和田支店
岸和田駅前支店
東岸和田出張所
庄内支店
千里中央支店
豊中支店
豊中本町支店
阪急曽根支店
東豊中出張所
河内小阪支店
小阪支店
新石切支店
東大阪支店
若江岩田支店
池田支店
池田南口支店
石橋出張所
江坂支店
吹田支店
南千里支店
泉大津支店
高槻支店
高槻駅前支店
貝塚支店
守口市駅前出張所
守口支店
くずは支店
枚方支店
枚方南口支店
茨木支店
茨木西支店
茨木東口支店
八尾支店
山本支店
佐野支店
富田林支店
香里支店
香里ヶ丘支店
寝屋川支店
寝屋川東支店
河内長野支店
松原支店
和泉支店
桜井出張所
箕面支店
箕面市役所出張所
門真支店
藤井寺支店
藤井寺駅前支店
泉南支店
四条畷支店
金剛支店
金剛北支店
はびきの出張所
熊取代理店
京都府
円町支店
京都支店
京都中央支店
四条支店
四条大宮支店
伏見支店
兵庫県
神戸営業部
神戸駅前支店
神戸市役所出張所
神戸中央支店
神戸貿易センター出張所
栄町支店
三神ビル出張所
三宮支店
三宮南支店
兵庫県庁出張所
山手支店
灘支店
六甲支店
六甲北支店
兵庫支店
湊川支店
湊川南支店
駒ヶ林支店
長田支店
板宿支店
北須磨支店
須磨支店
垂水支店
岡本支店
甲南支店
住吉支店
阪急岡本出張所
深江支店
御影支店
六甲アイランド出張所
北鈴蘭台出張所
鈴蘭台支店
藤原台支店
神戸学園都市出張所
西神中央支店
網干支店
飾磨支店
姫路支店
姫路北支店
姫路市役所出張所
姫路南支店
広畑支店
尼崎支店
尼崎市役所出張所
杭瀬支店
園田支店

立花支店
塚口支店
塚口北出張所
阪神尼崎支店
武庫之荘支店
武庫之荘駅前出張所
明石支店
明石駅前支店
大久保支店
苦楽園出張所
甲子園支店
甲子園口支店
甲東支店
甲東園出張所
夙川支店
西宮支店
西宮北口支店
西宮市役所出張所
浜甲子園支店
阪神西宮支店
洲本支店
芦屋支店
芦屋駅前支店
芦屋北口支店
伊丹支店
伊丹東支店
豊岡支店
加古川支店
東加古川支店
別府出張所
龍野支店
西脇支店
逆瀬川支店
逆瀬川駅前支店
宝塚支店
三木支店
緑が丘支店
曽根出張所
高砂支店
川西支店
川西南支店
ウッディタウン出張所
三田支店
三田中央支店
フラワータウン出張所
北条支店
篠山支店
奈良県
生駒支店
生駒東支店
学園前支店
西大寺支店
奈良支店
平城支店
大和王寺支店
大和郡山支店
和歌山県
和歌山支店
和歌山北支店
岡山県
岡山支店
岡山東支店
広島県
尾道支店
広島支店
広島北支店
山口県
下関支店
香川県
高松支店
愛媛県
新居浜支店
福岡県
大牟田支店
北九州支店
久留米支店
小倉支店
天神町支店
福岡支店
福岡中央支店
佐賀県
佐賀支店
熊本県
熊本支店
大分県
大分支店
鹿児島県
鹿児島支店
鹿児島南支店

ローンプラザ出張所
東日本
池袋ローンプラザ
蒲田ローンプラザ
吉祥寺ローンプラザ
国分寺ローンプラザ
住宅ローン開発センター東京
新小岩ローンプラザ
新宿ローンプラザ
立川ローンプラザ
調布ローンプラザ
練馬ローンプラザ
八王子ローンプラザ
町田ローンプラザ
丸ノ内ローンプラザ
柏ローンプラザ
千葉ローンプラザ
船橋ローンプラザ
松戸ローンプラザ
八千代緑が丘ローンプラザ
大宮ローンプラザ
川越ローンプラザ
川口ローンプラザ
越谷ローンプラザ
所沢ローンプラザ
たまプラーザローンプラザ
戸塚ローンプラザ
溝ノ口ローンプラザ
横浜ローンプラザ
西日本
梅田ローンプラザ
大阪ローンプラザ
京橋ローンプラザ
堺ローンプラザ
千里中央ローンプラザ
高槻ローンプラザ
豊中ローンプラザ
難波ローンプラザ
寝屋川ローンプラザ
岡本ローンプラザ
加古川ローンプラザ
川西ローンプラザ
三宮ローンプラザ
垂水ローンプラザ
塚口ローンプラザ
西神中央ローンプラザ
西宮北口ローンプラザ
阪神西宮ローンプラザ
姫路ローンプラザ
京都ローンプラザ
学園前ローンプラザ

被振込専用支店
あさがお支店
あじさい支店
大阪第一支店
カトレア支店
関東第一支店
関東第二支店
関東第三支店
九州支店
近畿第一支店
首都圏支店
しらゆり支店
すずらん支店
すみれ支店
東海支店
東京第一支店
ドットコム支店
トヨタ証券支店
中央支店
なでしこ支店
東日本支店
ひなぎく支店
ひまわり支店
ベイサイド支店

上記の他に
エーティーエム統括支店
東京外為事務部
大阪外為事務部
東京外為事務部目黒三田出張所
東京外為事務部小伝馬町出張所
大阪外為事務部靭本町出張所
名古屋支店名古屋法人営業出張所
を設置しております。

海外ネットワークのご案内 (平成13年9月30日現在)

<アジア・オセアニア>
● 香港
香港支店
● 中国
上海支店
天津支店
広州支店
洋浦支店
蘇州支店
中国総代表処(北京)
大連駐在員事務所
重慶駐在員事務所
瀋陽駐在員事務所
● 台湾
台北駐在員事務所
● 韓国
ソウル支店
● シンガポール
シンガポール支店
● マレーシア
ラブアン支店
ラブアン支店クアラルンプール出張所
クアラルンプール駐在員事務所
● インドネシア
インドネシア三井住友銀行
ジャカルタ駐在員事務所
● ベトナム
ホーチミン駐在員事務所
● ミャンマー
ヤンゴン駐在員事務所
● タイ
バンコック支店
アユタヤ支店
チョンブリ支店
● フィリピン
マニラ駐在員事務所
● インド
ムンバイ支店
ニューデリー支店
SMBCキャピタル・インディア
● オーストラリア
三井住友ファイナンス・オーストラリア

<アメリカ>
● アメリカ合衆国
ニューヨーク支店
ケイマン支店
ニューヨーク支店シカゴ出張所
ロスアンゼルス支店
ロスアンゼルス支店 サンフランシスコ出張所
シアトル駐在員事務所
マニュファクチャラーズ銀行
SMBCキャピタル・マーケット会社
SMBCセキュリティーズ会社
SMBCリース・ファイナンス会社
● カナダ
カナダ三井住友銀行
● ブラジル
ブラジル三井住友銀行

<ヨーロッパ・中東アフリカ>
● イギリス
ロンドン支店
英国SMBCキャピタル・マーケット会社
● ドイツ
デュッセルドルフ支店
● ベルギー
ブラッセル支店
● フランス
パリ支店
● スペイン
マドリード駐在員事務所
● アイルランド
三井住友ファイナンス・ダブリン
● バハレーン
バハレーン駐在員事務所
●イラン
テヘラン駐在員事務所
● ウズベキスタン
タシケント駐在員事務所
● エジプト
カイロ駐在員事務所
● 南アフリカ
ヨハネスブルグ駐在員事務所

店舗数	
支店	21
出張所	3
駐在員事務所	17
合計	41

株式のご案内

決算期

3月31日

定時株主総会

6月下旬

1単元の株式の数

1,000株

配当金受領株主確定日

3月31日および中間配当金の支払いを行うときは9月30日

基準日

定時株主総会　3月31日
その他必要があるときは、あらかじめ公告して定めます。

公告掲載新聞

日本経済新聞

株式事務取扱場所・取次所

名義書換代理人	大阪市中央区北浜4丁目5番33号 住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内1丁目4番4号 住友信託銀行株式会社証券代行部
[郵便物の送付先 電話お問合せ先]	〒183-8701 東京都府中市日鋼町1番10 住友信託銀行株式会社証券代行部 （住所変更等用紙のご請求） フリーダイヤル 0120-175-417 （その他のご照会）フリーダイヤル 0120-176-417
同　取　次　所	住友信託銀行株式会社 本店および全国各支店

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM December 1, 2001 TO January 31,2002

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2001 (Exhibit A1)
   See Annex B for a brief description

2. Public Announcements (summary English translations attached):

   (a) " The Risk of Irrecoverability of the Claims on Enron Corp. and Its Eight Entities " dated December 3, 2001 (Exhibit A2(a)).
   (b) " Progress Report on Strengthening the Financial Base of the Bank " dated December 21, 2001 (Exhibit A2 (b)).
   (c) "Short-Form Merger of Wholly Owned Subsidiary " dated December 25, 2001 (Exhibit A2 (c)).
   (d) "Sale by SMBC Capital Markets, Inc. of Its Holdings in the Common Stock of The Goldman Sachs Group, Inc." dated January 8, 2002 (Exhibit A2 (d)).
   (e) "Comments on Today's Media Report Regarding Sumitomo Mitsui Banking Corporation and Mitsui Mutual Life Insurance Company" dated January 31, 2002 (Exhibit A2 (e)).

3. Interim Business Report to shareholders for fiscal 2001 (Exhibit A3)
   See Annex B for a brief description.

# # # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2001 (Exhibit A1)

   Interim Securities Report for fiscal 2001, submitted to the Minister of Finance, describing the Ba nk's capital, management, business and interim financial statements for the indicated period and other matters concerning the Bank.

2. Interim Business Report to shareholders for fiscal 2001 (Exhibit A3)

   Report made available to the Bank's shareholders, containing prescribed data and detailed infor mation in tabular form relating to the Bank's business and operations.

########

半　期　報　告　書

（第１期中）　自　平成13年４月１日
　　　　　　　至　平成13年９月30日

株式会社　三井住友銀行

(501011)

半期報告書

（第１期中）　自　平成13年４月１日
至　平成13年９月30日

関東財務局長 殿

平成13年12月18日提出

会社名　株式会社 三井住友銀行

英訳名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京(03)3501－1111(大代表)

連絡者　財務企画部副部長　梅山勉

最寄りの連絡場所　同上　電話番号　同上

連絡者　同上

半期報告書の写しを縦覧に供する場所

名称	所在地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
証券会員制法人名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

（本書面の枚数　表紙共92枚）

目　　　　次

第一部　企　業　情　報

第1　企　業　の　概　況

1.　主要な経営指標等の推移

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

	平成11年度中間連結会計期間 (自 平成11年4月1日 至 平成11年9月30日)	平成12年度中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)	平成13年度中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	平成11年度 (自 平成11年4月1日 至 平成12年3月31日)	平成12年度 (自 平成12年4月1日 至 平成13年3月31日)
連結経常収益	百万円 1,336,670	1,294,470	1,801,802	3,002,923	2,725,995
連結経常利益	百万円 144,593	262,337	114,450	237,285	310,741
連結中間純利益	百万円 53,477	75,881	34,196		
連結当期純利益				百万円 61,875	83,469
連結純資産額	百万円 1,801,179	1,813,189	3,352,163	1,804,358	1,837,151
連結総資産額	百万円 55,235,461	56,610,052	107,502,027	53,767,504	67,392,974
連結ベースの１株当たり純資産額	円 414.76	418.59	359.97	415.77	426.32
連結ベースの１株当たり中間純利益	円 16.49	23.64	6.02		
連結ベースの１株当たり当期純利益				円 18.61	25.50
連結ベースの潜在株式調整後１株当たり中間純利益	円 16.11	23.04	6.01		
連結ベースの潜在株式調整後１株当たり当期純利益				円 18.17	24.93
連結自己資本比率(国際統一基準)	% 11.37	11.32	10.79	11.60	10.94
営業活動によるキャッシュ・フロー	百万円 2,094,569	△1,731,681	△5,698,288	2,630,143	3,557,706
投資活動によるキャッシュ・フロー	百万円 △2,253,135	1,328,103	5,509,649	△2,289,615	△3,913,743
財務活動によるキャッシュ・フロー	百万円 105,186	△73,046	△88,511	63,179	△103,642
現金及び現金同等物の中間期末残高	百万円 869,209	846,235	1,764,049		
現金及び現金同等物の期末残高				百万円 1,323,157	868,132
従業員数〔外、平均臨時従業員数〕	人 20,575 〔5,315〕	19,238 〔5,187〕	46,165 〔11,467〕	19,364 〔5,269〕	22,222 〔5,209〕

(注) 1.　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
2.　連結ベースの１株当たり純資産額は、(中間)期末連結純資産額から「(中間)期末発行済優先株式数×発行価額」を控除した金額を、(中間)期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
3.　連結ベースの１株当たり当期純利益及び連結ベースの１株当たり中間純利益は、連結当期純利益、連結中間純利益から、それぞれ該当期の優先株式配当金総額を控除した金額を、(中間)期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
4.　連結自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

なお、株式会社さくら銀行の主要な経営指標等の推移は次のとおりであります。

	平成11年度中間連結会計期間（自 平成11年4月1日 至 平成11年9月30日）	平成12年度中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）	平成11年度（自 平成11年4月1日 至 平成12年3月31日）	平成12年度（自 平成12年4月1日 至 平成13年3月31日）
連結経常収益	百万円 911,831	881,178	2,147,495	1,723,182
連結経常利益	百万円 74,075	105,999	136,497	183,876
連結中間純利益	百万円 40,803	31,302		
連結当期純利益			百万円 62,581	48,939
連結純資産額	百万円 2,202,550	2,183,752	2,208,554	2,175,809
連結総資産額	百万円 48,825,915	50,713,080	48,495,608	51,849,687
連結ベースの1株当たり純資産額	円 338.30	335.35	340.98	333.46
連結ベースの1株当たり中間純利益	円 8.63	6.26		
連結ベースの1株当たり当期純利益			円 12.58	9.22
連結ベースの潜在株式調整後1株当たり中間純利益	円 8.56	6.25		
連結ベースの潜在株式調整後1株当たり当期純利益			円 —	9.21
連結自己資本比率(国際統一基準)	% 12.43	12.30	12.53	11.31
営業活動によるキャッシュ・フロー	百万円 444,452	111,788	888,743	3,218,472
投資活動によるキャッシュ・フロー	百万円 △379,406	△314,879	△367,609	△3,060,146
財務活動によるキャッシュ・フロー	百万円 31,217	△110,547	△22,124	△420,024
現金及び現金同等物の中間期末残高	百万円 1,003,997	1,094,455		
現金及び現金同等物の期末残高			1,408,146	1,147,369
従業員数	人 23,821	25,080	23,837	24,184

(注) 1. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

2. 連結ベースの1株当たり純資産額は、(中間)期末連結純資産額から「(中間)期末発行済優先株式数×発行価額」を控除した金額を、(中間)期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

3. 連結ベースの1株当たり当期純利益及び連結ベースの1株当たり中間純利益は、連結当期純利益、連結中間純利益から、それぞれ該当期の優先株式配当金総額を控除した金額を、(中間)期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

4. 連結ベースの潜在株式調整後1株当たり当期純利益につきましては、平成11年度は潜在株式を調整した計算により1株当たり当期純利益が減少しないため記載しておりません。

5. 連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

(2) 当行の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次	第156期中	第157期中	第１期中	第156期	第157期
決算年月	平成11年９月	平成12年９月	平成13年９月	平成12年３月	平成13年３月
経常収益	百万円 908,062	823,277	1,337,291	2,182,305	1,849,600
経常利益	百万円 90,768	139,439	127,148	176,477	168,421
中間純利益	百万円 41,497	48,361	79,794		
当期純利益				百万円 48,818	55,675
資本金	百万円 752,848	752,848	1,326,746	752,848	752,848
発行済株式総数	千株 普通株式 3,141,062 優先株式 167,000	普通株式 3,141,062 優先株式 167,000	普通株式 5,709,424 優先株式 967,000	普通株式 3,141,062 優先株式 167,000	普通株式 3,141,062 優先株式 167,000
純資産額	百万円 1,878,534	1,922,699	3,514,642	1,880,637	1,918,707
総資産額	百万円 52,431,906	53,896,358	101,342,107	51,089,338	65,265,680
預金残高	百万円 28,229,028	28,474,042	56,611,281	27,388,205	30,169,065
貸出金残高	百万円 32,619,395	31,790,839	61,071,591	31,358,560	31,172,382
有価証券残高	百万円 8,792,402	11,328,126	19,988,203	8,982,244	16,860,309
１株当たり中間配当額	円 普通株式 3.00 第１回 第一種優先株式 5.25 第２回 第一種優先株式 14.25	普通株式 3.00 第１回 第一種優先株式 5.25 第２回 第一種優先株式 14.25	普通株式 — 第１回 第一種優先株式 — 第２回 第一種優先株式 — 第五種優先株式 —		
１株当たり配当額				円 普通株式 6.00 第１回 第一種優先株式 10.50 第２回 第一種優先株式 28.50	普通株式 6.00 第１回 第一種優先株式 10.50 第２回 第一種優先株式 28.50
単体自己資本比率 (国際統一基準)	% 12.25	12.14	11.53	12.46	11.80
従業員数	人 13,640	12,721	23,601	12,982	12,173

(注) 1. 消費税及び地方消費税の会計処理は、税抜方式によっております。
2. 第１期の配当については、中間配当を行わず、期末一括配当とすることとしております。
3. 単体自己資本比率は、銀行法第14条の２の規定に基づく、大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

なお、株式会社さくら銀行の主要な経営指標等の推移は次のとおりであります。

回次	第10期中	第11期中	第10期	第11期
決算年月	平成11年9月	平成12年9月	平成12年3月	平成13年3月
経常収益	百万円 816,974	748,641	1,929,971	1,439,956
経常利益	百万円 57,484	115,666	159,932	190,746
中間純利益	百万円 33,070	51,939		
当期純利益			百万円 57,117	82,160
資本金	百万円 1,042,706	1,042,706	1,042,706	1,042,706
発行済株式総数	千株 普通株式 4,084,803 優先株式 810,887	普通株式 4,117,801 優先株式 802,646	普通株式 4,117,297 優先株式 802,772	普通株式 4,118,077 優先株式 802,577
純資産額	百万円 2,244,015	2,286,716	2,252,289	2,281,230
総資産額	百万円 47,141,479	46,877,873	46,559,485	48,461,818
預金残高	百万円 31,621,560	29,086,068	29,803,721	28,872,248
貸出金残高	百万円 32,143,364	31,232,502	31,939,952	30,575,498
有価証券残高	百万円 6,576,841	7,268,199	6,911,602	10,199,669
1株当たり中間配当額	円 普通株式 3.00 第二回優先株式 7.50 第三回優先株式 (第二種)6.85	普通株式 3.00 第二回優先株式 7.50 第三回優先株式 (第二種)6.85		
1株当たり配当額			円 普通株式 6.00 第二回優先株式 15.00 第三回優先株式 (第二種)13.70	普通株式 6.00 第二回優先株式 15.00 第三回優先株式 (第二種)13.70
単体自己資本比率 (国際統一基準)	% 12.42	12.67	12.50	11.91
従業員数	人 15,885	13,440	14,930	12,558

(注) 1. 消費税及び地方消費税の会計処理は、税抜方式によっております。

2. 単体自己資本比率は、銀行法第14条の2の規定に基づく、大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

3. 従業員数は第11期中(平成12年9月)より海外の現地採用者を含み、当行から他社への出向者及び取締役を兼務しない執行役員を含まないこととしております。従来の基準によった場合の第11期中(平成12年9月)、第11期(平成13年3月)の従業員数は、それぞれ14,379人、13,632人であります。

2. 事業の内容

当中間連結会計期間において、重要な変更はありません。

3. 関係会社の状況

株式会社さくら銀行との合併により、当中間連結会計期間において、株式会社みなと銀行等が新たに関係会社となりました。

上記異動により、関係会社の状況は以下のとおりとなりました。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
(連結子会社)				%	人					
株式会社みなと銀行	神戸市中央区	百万円 24,779	銀行業	50.47 (1.81)	4	—	金銭貸借関係 預金取引関係	—	—	(注)1,5
株式会社関西銀行	大阪市中央区	百万円 32,500	銀行業	61.98 (12.00)	6	—	金銭貸借関係 預金取引関係	—	—	(注)5
株式会社わかしお銀行	東京都千代田区	百万円 20,831	銀行業	100	9	—	金銭貸借関係 預金取引関係	—	—	(注)1
株式会社ジャパンネット銀行	東京都新宿区	百万円 20,000	銀行業	57	6	—	金銭貸借関係 預金取引関係	—	—	(注)1
さくら信用保証株式会社	東京都港区	百万円 15,220	銀行業	99.62 (0.45)	14	—	預金取引関係	—	—	(注)1
住銀保証株式会社	東京都千代田区	百万円 350	銀行業	80 (75)	12	(注)8	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
Manufacturers Bank	アメリカ合衆国カリフォルニア州ロスアンゼルス市	百万米ドル 80	銀行業	100	4	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	(注)1
Sumitomo Mitsui Banking Corporation of Canada	カナダ国オンタリオ州トロント市	千カナダドル 121,870	銀行業	100	3 (2)	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	(注)2
Banco Sumitomo Mitsui Brasileiro S.A.	ブラジル連邦共和国サンパウロ市	千ブラジルレアル 116,291	銀行業	100	4	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	(注)3
PT Bank Sumitomo Mitsui Indonesia	インドネシア共和国ジャカルタ市	億インドネシアルピア 15,024	銀行業	97.62	4	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	(注)2
三井住友銀リース株式会社	大阪市中央区	百万円 30,100	リース業	76.50 (39.02)	25	—	金銭貸借関係 預金取引関係 設備等賃貸借関係	—	—	(注)3
SMBC Leasing and Finance, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1,620	リース業	100 (10.30)	6 (1)	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	(注)2
Sumitomo Mitsui Finanz (Deutschland) GmbH	ドイツ連邦共和国デュッセルドルフ市	千ユーロ 25	リース業	100	1	—	金銭貸借関係 預金取引関係	—	—	(注)1,3
三井住友カード株式会社	大阪市中央区	百万円 4,115	その他事業 (クレジットカード業)	77.60 (30.71)	37 (1)	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	(注)3
さくらカード株式会社	東京都中央区	百万円 7,438	その他事業 (クレジットカード業)	95.74 (27.25)	21	—	金銭貸借関係 預金取引関係 保証取引関係	当行から建物の一部を賃借	—	(注)1
アットローン株式会社	東京都新宿区	百万円 10,000	その他事業 (融資業)	70	9	—	金銭貸借関係 預金取引関係	—	—	(注)1,3
エスエムビーシーキャピタル株式会社	東京都中央区	百万円 2,500	その他事業 (ベンチャーキャピタル業)	100 (60.2)	13	—	金銭貸借関係 預金取引関係	—	—	(注)2
エスエムビーシーコンサルティング株式会社	東京都新宿区	百万円 1,100	その他事業 (コンサルティング業)	81.81 (77.27)	12	—	預金取引関係	—	—	(注)1,2

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
株式会社エスエムビーシーファクター	東京都港区	百万円 3,000	その他事業 (ファクタリング業)	% 100	人 8	—	金銭貸借関係 預金取引関係	—	—	(注)1,3
エスエムビーシーファイナンス株式会社	東京都港区	百万円 71,705	その他事業 (抵当証券業)	99.15 (18.46)	16	—	金銭貸借関係 預金取引関係	—	—	(注)3
さくら抵当証券株式会社	東京都中央区	百万円 18,182	その他事業 (抵当証券業)	37.89 (7.34)	10	—	金銭貸借関係 預金取引関係	—	—	(注)1
株式会社三井ファイナンスサービス	東京都千代田区	百万円 1,100	その他事業 (集金代行業)	78.18 (34.54)	18	—	金銭貸借関係 預金取引関係	—	—	(注)1
さくらファイナンスサービス株式会社	東京都千代田区	百万円 200	その他事業 (集金代行業)	50.45 (10.47)	10	—	金銭貸借関係 預金取引関係	—	—	(注)1
さくらフレンド証券株式会社	東京都中央区	百万円 26,139	その他事業 (証券業)	43.73 (6.26)	7	—	金銭貸借関係 預金取引関係	—	—	(注)1,5
さくら投信投資顧問株式会社	東京都千代田区	百万円 1,280	その他事業 (投資顧問業)	99.53	8	—	預金取引関係	—	—	(注)1,5
株式会社日本総合研究所	東京都千代田区	百万円 2,000	その他事業 (シンクタンク業、システム開発・情報処理業、コンサルティング業)	52.72 (47.72)	20	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
株式会社さくらケーシーエス	神戸市中央区	百万円 2,054	その他事業 (システム開発・情報処理業)	52.90 (47.90)	10	—	金銭貸借関係 預金取引関係	—	—	(注)1,5
さくら情報システム株式会社	東京都品川区	百万円 600	その他事業 (システム開発・情報処理業)	69.48 (64.48)	14	—	金銭貸借関係 預金取引関係	—	—	(注)1
エスエムビーシー資産管理サービス株式会社	東京都千代田区	百万円 12	その他事業 (不動産賃貸管理業)	100 (100)	7	—	金銭貸借関係 預金取引関係	当行へ建物の一部を賃貸	—	(注)1,3
エスエムビーシーローン債権回収株式会社	東京都千代田区	百万円 500	その他事業 (債権管理回収業)	80 (80)	14	—	預金取引関係	—	—	(注)3
エスエムビーシービジネス債権回収株式会社	東京都中央区	百万円 500	その他事業 (債権管理回収業)	100	7	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	(注)1,3
SMBC Capital Markets, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 100	その他事業 (投融資業)	100 (10)	7 (1)	—	預金取引関係 スワップ業務関係	当行から建物の一部を賃借	—	(注)2
SMBC Securities, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 100	その他事業 (証券業)	100 (10)	5 (1)	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	(注)3
SMBC Financial Services, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 300	その他事業 (投融資業)	100	3 (1)	—	預金取引関係	—	—	(注)3
Sumitomo Finance (Asia) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 35,000	その他事業 (投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	—
SBTC, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1	その他事業 (投融資業)	100	3 (1)	—	預金取引関係	—	—	—
SB Equity Securities (Cayman), Limited	英領グランドケイマン島ジョージタウン市	百万円 1	その他事業 (融資業)	100	3	—	金銭貸借関係 預金取引関係	—	—	—
SMBC Finance (Bermuda) Limited	英領バーミューダハミルトン市	千米ドル 12	その他事業 (投融資業)	100	1	—	預金取引関係 業務委託関係	—	—	(注)3
SFVI Limited	英領バージンアイランドロードタウン市	米ドル 300	その他事業 (投融資業)	100	1	—	預金取引関係 業務委託関係	—	—	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
Sakura Finance (Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業(融資業)	% 100	人 1	—	金銭貸借関係 預金取引関係	—	—	(注)1
Sakura Capital Funding(Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業(融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—	(注)1
Sakura Preferred Capital(Cayman) Limited	英領グランドケイマン島ジョージタウン市	百万円 10	その他事業(融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	(注)1
SMBC International Finance N.V.	オランダ領キュラソー	千米ドル 200	その他事業(融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—	(注)3
SMBC Capital Markets Limited	英国ロンドン市	千米ドル 297,000	その他事業(投融資業)	100	4	—	預金取引関係 スワップ業務関係	当行から建物の一部を賃借	—	(注)3
Sakura Finance International Limited	英国ロンドン市	千英ポンド 100,000	その他事業(投融資業)	100	3	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	(注)1
Sakura Trust International Limited	英国ロンドン市	千英ポンド 250	その他事業(社債受託業)	100	3	—	預金取引関係	—	—	(注)1
Sumitomo Finance International plc	英国ロンドン市	千英ポンド 200,000	その他事業(投融資業)	100	3	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
Sumitomo Mitsui Finance Dublin Limited	アイルランド共和国ダブリン市	千米ドル 12,000	その他事業(投融資業)	100	1	—	金銭貸借関係 預金取引関係 スワップ業務関係 業務委託関係	—	—	(注)3
Sakura Finance Asia Limited	中華人民共和国香港特別行政区	百万米ドル 65.5	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	(注)1
Sakura Finance Hongkong Limited	中華人民共和国香港特別行政区	千米ドル 21	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	(注)1
Sumitomo Mitsui Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 62.5	その他事業(投融資業)	100	2 (1)	—	コルレス関係 預金取引関係	—	—	(注)3
Sakura Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 54	その他事業(投融資業)	100	3 (1)	—	金銭貸借関係 預金取引関係	—	—	(注)1
Sakura Merchant Bank(Singapore) Limited	シンガポール共和国シンガポール市	百万シンガポールドル 4	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	(注)1
SMBC Capital India Limited	インド国ムンバイ市	百万インドルピー 230	その他事業(投融資業)	75	4 (1)	—	金銭貸借関係 預金取引関係	—	—	(注)1,3
その他101社										
(持分法適用子会社) その他5社										
(持分法適用関連会社) 大和証券エスエムビーシー株式会社	東京都中央区	百万円 205,600	その他事業(証券業)	40	7	—	金銭貸借関係 預金取引関係 スワップ業務関係	—	—	(注)3
明光ナショナル証券株式会社	東京都中央区	百万円 27,270	その他事業(証券業)	25.12 (4.81)	7	—	金銭貸借関係 預金取引関係	—	—	(注)5
ディーエルジェイディレクト・エスエフジー証券株式会社	東京都千代田区	百万円 3,000	その他事業(証券業)	21.25	3	—	金銭貸借関係 預金取引関係	—	—	—
大和住銀投信投資顧問株式会社	東京都中央区	百万円 2,000	その他事業(投資顧問業)	43.24 (12.85)	—	—	預金取引関係	—	—	(注)5

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
ジャパン・ペンション・ナビゲーター株式会社	東京都中央区	百万円 2,500	その他事業(コンサルティング業)	% 30	人 2	—	預金取引関係	—	—	—
株式会社クオーク	大阪市西区	百万円 1,000	その他事業(金銭債権買取業)	39.85 (34.85)	28	—	金銭貸借関係 預金取引関係	—	—	—
その他29社										

(注) 1. 当中間連結会計期間より、新たに当行の関係会社となった会社であります。

(注) 2. 上記関係会社のうち、以下の各社は合併により社名を変更しております。

合併日	合併前旧名称	合併後新名称
平成13年4月1日	The Sumitomo Bank of Canada Sakura Bank (Canada)	Sumitomo Mitsui Banking Corporation of Canada
平成13年4月2日	PT Bank Sumitomo Indonesia P.T. Bank Sakura Swadharma	PT Bank Sumitomo Mitsui Indonesia
平成13年4月2日	Sumitomo Bank Leasing and Finance, Inc. Sakura Business Finance, Inc.	SMBC Leasing and Finance, Inc.
平成13年4月1日	住銀インベストメント株式会社 さくらキャピタル株式会社	エムエムビーシーキャピタル株式会社
平成13年4月1日	株式会社さくら総合研究所 株式会社日本総研ビジコン	エムエムビーシーコンサルティング株式会社
平成13年4月2日	Sumitomo Bank Capital Markets, Inc. Sakura Global Capital, Inc.	SMBC Capital Markets, Inc.

(注) 3. 上記関係会社のうち、以下の各社は平成13年4月1日以降に以下のとおり社名を変更しております。

旧名称	新名称
Banco Sumitomo Brasileiro S.A.	Banco Sumitomo Mitsui Brasileiro S.A.
住銀リース株式会社	三井住友銀リース株式会社
Sakura Finanz (Deutschland) GmbH	Sumitomo Mitsui Finanz (Deutschland) GmbH
株式会社住友クレジットサービス	三井住友カード株式会社
さくらローンパートナー株式会社	アットローン株式会社
株式会社さくらファクター	株式会社エスエムビーシーファクター
住銀ファイナンス株式会社	エスエムビーシーファイナンス株式会社
エス・ジー管理株式会社	エスエムビーシー資産管理サービス株式会社
エスジー債権回収株式会社	エスエムビーシーローン債権回収株式会社
さくら債権回収サービス株式会社	エスエムビーシービジネス債権回収株式会社
Sumitomo Bank Securities, Inc.	SMBC Securities, Inc.
Sumitomo Bank Financial Services, Inc.	SMBC Financial Services, Inc.
Sumitomo Finance (Bermuda) Limited	SMBC Finance (Bermuda) Limited
Sumitomo Bank International Finance N.V.	SMBC International Finance N.V.
SBCM Limited	SMBC Capital Markets Limited
Sumitomo Finance (Dublin) Limited	Sumitomo Mitsui Finance Dublin Limited
Sumitomo International Finance Australia Limited	Sumitomo Mitsui Finance Australia Limited
Sakura Capital India, Limited	SMBC Capital India Limited
大和証券エスビーキャピタル・マーケッツ株式会社	大和証券エスエムビーシー株式会社

(注) 4. 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

(注) 5. 上記関係会社のうち、有価証券報告書を提出している会社は、株式会社みなと銀行、株式会社関西銀行、さくらフレンド証券株式会社、さくら投信投資顧問株式会社、株式会社さくらケーシーエス、明光ナショナル証券株式会社、大和住銀投信投資顧問株式会社であります。

(注) 6. 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。

(注) 7. 「当行との関係内容」の「役員の兼任等」欄の( )内は、当行の役員(内書き)であります。

(注) 8. 住銀保証株式会社は、当行より債権放棄等の支援を受けております。

4. 従 業 員 の 状 況

(1) 連結会社における従業員数

(平成13年９月30日現在)

	銀　行　業	リ ー ス 業	その他事業	合　　　計
従　業　員　数 [外、平均臨時従業員数]	28,490　人 [8,079]	1,451　人 [16]	16,224　人 [3,372]	46,165　人 [11,467]

(注) 1.　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員13,356人を含んでおりません。

2.　当中間連結会計期間における従業員数の増加は、主として平成13年４月１日付の株式会社さくら銀行との合併によるものであります。

(2) 当 行 の 従 業 員 数

(平成13年９月30日現在)

従　業　員　数	23,601人

(注) 1.　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員1,071人を含んでおりません。

なお、取締役を兼務しない執行役員42人は従業員数には含めておりません。

2.　当中間会計期間における従業員数の増加は、主として平成13年４月１日付の株式会社さくら銀行との合併によるものであります。

3.　当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は21,623人であります。労使間においては特記すべき事項はありません。

第2　事　業　の　状　況

1.　業 績 等 の 概 要

(1) 業　　　　　績

(イ) 経 済 金 融 環 境

当中間連結会計期間の経済・金融環境を顧みますと、海外では、米国経済の停滞色が強まり、アジア・欧州各国にもその影響が及んでいます。米国では金融緩和や減税といった景気浮揚策が取られていますが、同時多発テロ事件の発生の影響もあり、先行き予断を許さない状況にあります。

わが国経済を見ましても、海外経済の減速により輸出が減少し、これを受けて生産も調整局面入りするなど、景気が悪化しております。企業収益や物価も弱含んでいる中、日本銀行は金融緩和姿勢を強めていますが、今後の海外経済に対する懸念や不安定な株価動向などから、先行きへの不透明感が払拭し切れておりません。

こうした厳しい経営環境下、金融界におきましても、経営基盤の強化を目指して、統合・提携等の動きが続いております。

(ロ) 経　営　戦　略

各種規制緩和の進展、金融・経済のグローバル化、更には、社会・産業構造の変化と、金融機関を取り巻く環境は近年大きく変化しております。

当行では、こうした大きな環境変化の中にビジネス・チャンスを見出し、成長するため次の5点を経営戦略の柱に据えております。即ち、

① 顧客セグメントの明確化、収益性の高い商品・サービスの拡販、ローコスト・オペレーションの確立を通じた個人業務収益の拡大、

② アセット効率の高いビジネスモデルの確立による内外企業取引の推進、

③ 地域別戦略を明確にしたうえでの海外業務の再構築と拡大、

④ マーケティング力強化、中堅・中小企業顧客のネットワーク化等へ向けた戦略的なＩＴ投資の実施、

⑤ ネットビジネス等におけるリーダーシップの発揮、です。

(ハ) 営 業 の 成 果

当中間連結会計期間における業績は以下のとおりとなりました。なお、以下の増減の基準となります前中間連結会計期間及び前連結会計年度の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。

業容面では、預金は前連結会計年度末対比２兆5,158億円減少して60兆5,331億円となり、譲渡性預金は同3,550億円減少して11兆2,918億円となりました。

一方、貸出金は、同8,094億円減少し、64兆7,276億円となりました。

総資産は、同11兆7,406億円減少し、107兆5,020億円となりました。

損益につきましては、当中間連結会計期間は、合併効果を早期かつ当初想定以上に実現することを目指し、収益力の強化を図るとともに合理化推進による経費削減に努めましたが、資金運用収益・資金調達費用の減少、株式売却益の減少、不良債権処理の推進などを要因とし、経常収益が前中間連結会計期間対比17.2%減の１兆8,018億円、経常費用は同6.6%減の１兆6,873億円となりました。

その結果、経常利益は1,144億円(前中間連結会計期間対比△68.9%)、特別損益等を勘案した中間純利益は341億円(同△68.1%)となりました。

純資産額につきましては、当中間連結会計期間から、その他有価証券及びその他の金銭の信託のうち時価のあるものについて時価評価を行った結果、その他有価証券評価差額金△3,948億円を新たに資本の部に計上したこと等により、３兆3,521億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、各々70%、14%、16%となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が72(前中間連結会計期間対比△３)%、米州が12(同△１)%、欧州、アジア・オセアニアは、各々８(同＋３)%、８(同＋１)%となりました。

国際統一基準による連結自己資本比率は10.79%となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△５兆6,982億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が＋５兆5,096億円、劣後調達等の「財務活動によるキャッシュ・フロー」が△885億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は１兆7,640億円となりました。

(3) 事業の種類別セグメントの業績

（増減の基準となります前中間連結会計期間の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。）

(イ) 事業の種類別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比641億円の増益となる6,748億円、役務取引等収支は同５億円の減益となる1,535億円、特定取引収支は同303億円の増益となる736億円、その他業務収支は同183億円の増益となる727億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は7,203億円、役務取引等収支は911億円、特定取引収支は698億円、その他業務収支は393億円となりました。

リース業セグメントの資金運用収支は△112億円、役務取引等収支は３億円、その他業務収支は288億円となりました。

その他事業セグメントの資金運用収支は605億円、役務取引等収支は617億円、特定取引収支は37億円、その他業務収支は469億円となりました。

（金額単位　百万円）

種類	期別		銀行業	リース業	その他事業	相殺消去額(△)	合計
資金運用収益	前中間連結会計期間	株式会社さくら銀行					588,479
		株式会社住友銀行	589,342	3,335	82,731	△78,651	596,758
	当中間連結会計期間		1,118,906	774	130,413	△182,350	1,067,744
資金調達費用	前中間連結会計期間	株式会社さくら銀行					278,966
		株式会社住友銀行	272,806	14,564	54,780	△46,630	295,521
	当中間連結会計期間		398,514	12,017	69,852	△87,509	392,874
資金運用収支	前中間連結会計期間	株式会社さくら銀行					309,513
		株式会社住友銀行	316,535	△11,228	27,950	△32,021	301,236
	当中間連結会計期間		720,392	△11,243	60,561	△94,840	674,869
役務取引等収益	前中間連結会計期間	株式会社さくら銀行					102,464
		株式会社住友銀行	62,683	1,219	38,351	△4,202	98,051
	当中間連結会計期間		128,581	340	66,299	△5,285	189,936
役務取引等費用	前中間連結会計期間	株式会社さくら銀行					29,425
		株式会社住友銀行	19,656	0	656	△3,272	17,041
	当中間連結会計期間		37,428	5	4,577	△5,622	36,388
役務取引等収支	前中間連結会計期間	株式会社さくら銀行					73,039
		株式会社住友銀行	43,027	1,218	37,695	△930	81,010
	当中間連結会計期間		91,153	335	61,721	337	153,547
特定取引収益	前中間連結会計期間	株式会社さくら銀行					13,036
		株式会社住友銀行	25,004	—	8,868	△1,934	31,938
	当中間連結会計期間		69,870	—	3,786	—	73,656
特定取引費用	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	21	—	3,573	△1,932	1,662
	当中間連結会計期間		—	—	—	—	—
特定取引収支	前中間連結会計期間	株式会社さくら銀行					13,036
		株式会社住友銀行	24,983	—	5,294	△2	30,275
	当中間連結会計期間		69,870	—	3,786	—	73,656
その他業務収益	前中間連結会計期間	株式会社さくら銀行					52,466
		株式会社住友銀行	17,775	246,976	15,689	△10,156	270,285
	当中間連結会計期間		67,481	280,087	93,098	△46,468	394,199
その他業務費用	前中間連結会計期間	株式会社さくら銀行					27,873
		株式会社住友銀行	18,397	214,227	7,839	△52	240,412
	当中間連結会計期間		28,126	251,203	46,121	△4,036	321,415
その他業務収支	前中間連結会計期間	株式会社さくら銀行					24,593
		株式会社住友銀行	△621	32,748	7,850	△10,104	29,872
	当中間連結会計期間		39,355	28,883	46,976	△42,432	72,784

（注）1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀　　行　　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（前中間連結会計期間株式会社さくら銀行126百万円、株式会社住友銀行299百万円、当中間連結会計期間138百万円）を資金調達費用から控除して表示しております。

4.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

(ロ) 事業の種類別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比９兆9,747億円増加して97兆9,865億円、利回りは同0.51％低下して2.18％となりました。また、資金調達勘定の平均残高は同８兆9,504億円増加して93兆8,610億円、利回りは同0.51％低下して0.84％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は96兆7,466億円、利回りは2.31％となりました。また、資金調達勘定の平均残高は93兆1,183億円、利回りは0.86％となりました。

リース業セグメントの資金運用勘定の平均残高は1,235億円、利回りは1.25％となりました。また、資金調達勘定の平均残高は１兆5,389億円、利回りは1.56％となりました。

その他事業セグメントの資金運用勘定の平均残高は５兆4,328億円、利回りは4.80％となりました。また、資金調達勘定の平均残高は３兆5,275億円、利回りは3.96％となりました。

① 銀　　行　　業

（金額単位　百万円）

種類	期別		平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	46,112,577	589,342	% 2.56
	当中間連結会計期間		96,746,643	1,118,906	2.31
うち貸出金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	31,956,355	383,042	2.40
	当中間連結会計期間		63,947,542	703,098	2.20
うち有価証券	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	10,615,625	99,800	1.88
	当中間連結会計期間		24,361,237	231,408	1.90
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	212,036	3,327	3.14
	当中間連結会計期間		523,179	2,616	1.00
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		2,013,952	1,368	0.14
うち預け金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	2,653,928	82,069	6.18
	当中間連結会計期間		4,695,205	101,714	4.33
資金調達勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	43,878,270	272,806	1.24
	当中間連結会計期間		93,118,356	398,514	0.86
うち預金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	29,951,516	163,195	1.09
	当中間連結会計期間		61,326,984	199,006	0.65
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	4,930,763	6,526	0.26
	当中間連結会計期間		11,796,608	9,580	0.16
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	3,388,501	4,532	0.27
	当中間連結会計期間		9,159,910	6,061	0.13
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		3,981,960	8,452	0.42
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	84,355	282	0.67
	当中間連結会計期間		1,032,610	1,025	0.20
うち借用金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	2,424,564	49,598	4.09
	当中間連結会計期間		3,782,523	70,255	3.71
うち社債	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	589,951	5,784	1.96
	当中間連結会計期間		1,682,112	14,188	1.69

(注) 1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀　　行　　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4.　無利息預け金の平均残高(前中間連結会計期間株式会社住友銀行328,721百万円、当中間連結会計期間751,327百万円)を資金運用勘定から控除して表示しております。

5.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間株式会社住友銀行110,672百万円、当中間連結会計期間74,039百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間株式会社住友銀行110,672百万円、当中間連結会計期間74,039百万円)及び利息(前中間連結会計期間株式会社住友銀行299百万円、当中間連結会計期間138百万円)を資金調達勘定から、それぞれ控除して表示しております。

② リ ー ス 業

（金額単位　百万円）

種類	期別		平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	110,698	3,335	% 6.03
	当中間連結会計期間		123,561	774	1.25
うち貸出金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	55,813	1,958	7.02
	当中間連結会計期間		86,989	2,718	6.25
うち有価証券	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	46,990	1,196	5.09
	当中間連結会計期間		24,470	311	2.55
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当中間連結会計期間		—	—	—
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		—	—	—
うち預け金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	6,709	47	1.40
	当中間連結会計期間		12,101	187	3.10
資金調達勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	1,210,955	14,564	2.41
	当中間連結会計期間		1,538,973	12,017	1.56
うち預金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当中間連結会計期間		—	—	—
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当中間連結会計期間		—	—	—
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当中間連結会計期間		—	—	—
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	40,708	36	0.18
	当中間連結会計期間		83,041	54	0.13
うち借用金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	1,048,427	11,512	2.20
	当中間連結会計期間		1,309,818	10,249	1.57
うち社債	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	121,132	781	1.29
	当中間連結会計期間		145,432	883	1.21

（注）1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容
   (1) 銀　行　業……銀行業
   (2) リ ー ス 業……リース業
   (3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4. 無利息預け金の平均残高（前中間連結会計期間株式会社住友銀行503百万円、当中間連結会計期間4,103百万円）を資金運用勘定から控除して表示しております。

③ その他事業

（金額単位　百万円）

種類	期別		平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	3,548,168	82,731	% 4.66
	当中間連結会計期間		5,432,817	130,413	4.80
うち貸出金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	2,664,414	62,847	4.72
	当中間連結会計期間		4,012,954	105,616	5.26
うち有価証券	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	365,229	8,909	4.88
	当中間連結会計期間		607,986	11,168	3.67
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	28,372	173	1.23
	当中間連結会計期間		14,984	487	6.50
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		210,143	5,406	5.15
うち預け金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	207,257	5,195	5.01
	当中間連結会計期間		355,745	6,059	3.41
資金調達勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	2,637,459	54,780	4.15
	当中間連結会計期間		3,527,542	69,852	3.96
うち預金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	―	―	―
	当中間連結会計期間		―	―	―
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	―	―	―
	当中間連結会計期間		―	―	―
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	2,520	66	5.29
	当中間連結会計期間		4,583	24	1.06
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		213,136	7,493	7.03
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	19,016	14	0.15
	当中間連結会計期間		35,000	76	0.43
うち借用金	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	1,103,931	8,743	1.58
	当中間連結会計期間		1,856,559	13,180	1.42
うち社債	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	1,330,769	21,438	3.22
	当中間連結会計期間		1,418,191	46,982	6.63

（注）1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀　　行　　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4.　無利息預け金の平均残高（前中間連結会計期間株式会社住友銀行9,389百万円、当中間連結会計期間16,615百万円）を資金運用勘定から控除して表示しております。

5.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前中間連結会計期間株式会社住友銀行９百万円、当中間連結会計期間24百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前中間連結会計期間株式会社住友銀行９百万円、当中間連結会計期間24百万円）及び利息（前中間連結会計期間株式会社住友銀行０百万円）を資金調達勘定から、それぞれ控除して表示しております。

④ 合計

(金額単位　百万円)

種類	期別		平均残高 小計	平均残高 相殺消去額(△)	平均残高 合計	利息 小計	利息 相殺消去額(△)	利息 合計	利回り
									%
資金運用勘定	前中間連結会計期間	株式会社さくら銀行			40,418,720			588,479	2.90
		株式会社住友銀行	49,771,444	△2,178,438	47,593,006	675,409	△78,651	596,758	2.51
	当中間連結会計期間		102,303,021	△4,316,504	97,986,517	1,250,094	△182,350	1,067,744	2.18
うち貸出金	前中間連結会計期間	株式会社さくら銀行			31,513,733			374,823	2.37
		株式会社住友銀行	34,676,582	△2,014,847	32,661,735	447,847	△42,871	404,976	2.48
	当中間連結会計期間		68,047,486	△3,900,239	64,147,246	811,433	△79,974	731,458	2.28
うち有価証券	前中間連結会計期間	株式会社さくら銀行			7,022,949			58,644	1.66
		株式会社住友銀行	11,027,846	△2,438	11,025,408	109,906	△32,055	77,851	1.41
	当中間連結会計期間		24,993,694	△7,908	24,985,786	242,888	△95,005	147,883	1.18
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行			83,929			2,189	5.20
		株式会社住友銀行	240,409	—	240,409	3,501	—	3,501	2.91
	当中間連結会計期間		538,163	△3,358	534,804	3,103	△142	2,960	1.11
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行							
		株式会社住友銀行							
	当中間連結会計期間		2,224,096	△70,181	2,153,914	6,774	△1,607	5,166	0.48
うち預け金	前中間連結会計期間	株式会社さくら銀行			1,196,694			39,532	6.58
		株式会社住友銀行	2,867,895	△161,101	2,706,794	87,311	△2,766	84,544	6.25
	当中間連結会計期間		5,063,052	△331,795	4,731,256	107,961	△5,328	102,632	4.34
資金調達勘定	前中間連結会計期間	株式会社さくら銀行			39,367,718			278,966	1.41
		株式会社住友銀行	47,726,685	△2,183,771	45,542,914	342,151	△46,630	295,521	1.30
	当中間連結会計期間		98,184,872	△4,323,814	93,861,058	480,384	△87,509	392,874	0.84
うち預金	前中間連結会計期間	株式会社さくら銀行			30,612,648			100,521	0.65
		株式会社住友銀行	29,951,516	△164,063	29,787,452	163,195	△2,758	160,436	1.08
	当中間連結会計期間		61,326,984	△294,272	61,032,712	199,006	△5,585	193,420	0.63
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行			2,797,728			3,070	0.21
		株式会社住友銀行	4,930,763	△1,974	4,928,789	6,526	△2	6,523	0.26
	当中間連結会計期間		11,796,608	△46,132	11,750,476	9,580	△20	9,559	0.16
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行			2,688,691			4,524	0.33
		株式会社住友銀行	3,391,021	—	3,391,021	4,598	—	4,598	0.27
	当中間連結会計期間		9,164,493	△48,305	9,116,188	6,086	△61	6,024	0.13
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行							
		株式会社住友銀行							
	当中間連結会計期間		4,195,096	△82,181	4,112,915	15,945	△1,607	14,337	0.70
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行			175,069			563	0.64
		株式会社住友銀行	144,080	—	144,080	333	—	333	0.46
	当中間連結会計期間		1,150,652	△2,710	1,147,941	1,156	△5	1,151	0.20
うち借用金	前中間連結会計期間	株式会社さくら銀行			1,516,929			22,498	2.95
		株式会社住友銀行	4,576,922	△2,015,243	2,561,679	69,854	△42,802	27,051	2.11
	当中間連結会計期間		6,948,900	△3,836,102	3,112,798	93,685	△79,824	13,861	0.89
うち社債	前中間連結会計期間	株式会社さくら銀行							
		株式会社住友銀行	2,041,853	△2,438	2,039,415	28,004	△75	27,928	2.74
	当中間連結会計期間		3,245,735	△13,486	3,232,249	62,054	△38	62,016	3.84

(注) 1.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

2.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

3.　無利息預け金の平均残高(前中間連結会計期間株式会社さくら銀行345,291百万円、株式会社住友銀行333,712百万円、当中間連結会計期間754,782百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間株式会社さくら銀行55,430百万円、株式会社住友銀行110,682百万円、当中間連結会計期間74,063百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間株式会社さくら銀行55,430百万円、株式会社住友銀行110,682百万円、当中間連結会計期間74,063百万円)及び利息(前中間連結会計期間株式会社さくら銀行126百万円、株式会社住友銀行299百万円、当中間連結会計期間138百万円)を資金調達勘定から、それぞれ控除して表示しております。

(ハ) 事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比105億円減少して1,899億円、一方役務取引等費用は同100億円減少して363億円となったことから、役務取引等収支は同5億円の減益となる1,535億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は1,285億円、一方役務取引等費用は374億円となったことから、役務取引等収支は911億円となりました。

リース業セグメントの役務取引等収益は3億円、役務取引等収支は3億円となりました。

その他事業セグメントの役務取引等収益は662億円、一方役務取引等費用は45億円となったことから、役務取引等収支は617億円となりました。

(金額単位　百万円)

種類	期別		銀行業	リース業	その他事業	相殺消去額(△)	合計
役務取引等収益	前中間連結会計期間	株式会社さくら銀行					102,464
		株式会社住友銀行	62,683	1,219	38,351	△4,202	98,051
	当中間連結会計期間		128,581	340	66,299	△5,285	189,936
うち預金・貸出業務	前中間連結会計期間	株式会社さくら銀行					7,965
		株式会社住友銀行	11,104	—	31	△10	11,125
	当中間連結会計期間		14,313	—	209	△0	14,522
うち為替業務	前中間連結会計期間	株式会社さくら銀行					25,504
		株式会社住友銀行	25,367	—	0	△374	24,992
	当中間連結会計期間		51,948	—	—	△170	51,778
うち証券関連業務	前中間連結会計期間	株式会社さくら銀行					16,406
		株式会社住友銀行	2,786	—	383	△3	3,166
	当中間連結会計期間		5,477	—	5,459	△52	10,885
うち代理業務	前中間連結会計期間	株式会社さくら銀行					1,757
		株式会社住友銀行	4,155	—	482	△0	4,637
	当中間連結会計期間		8,124	—	259	△29	8,354
うち保護預り・貸金庫業務	前中間連結会計期間	株式会社さくら銀行					2,874
		株式会社住友銀行	1,404	—	—	△1	1,403
	当中間連結会計期間		4,613	—	—	△0	4,613
うち保証業務	前中間連結会計期間	株式会社さくら銀行					6,702
		株式会社住友銀行	5,290	0	3,807	△3,051	6,046
	当中間連結会計期間		11,349	0	6,416	△4,808	12,958
うちクレジットカード関連業務	前中間連結会計期間	株式会社さくら銀行					
		株式会社住友銀行	—	—	32,434	△101	32,333
	当中間連結会計期間		—	—	42,383	△141	42,241
役務取引等費用	前中間連結会計期間	株式会社さくら銀行					29,425
		株式会社住友銀行	19,656	0	656	△3,272	17,041
	当中間連結会計期間		37,428	5	4,577	△5,622	36,388
うち為替業務	前中間連結会計期間	株式会社さくら銀行					5,442
		株式会社住友銀行	5,845	0	0	△1	5,844
	当中間連結会計期間		10,198	0	—	△1	10,197

(注) 1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀　　行　　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

(ニ) 事業の種類別特定取引の状況

① 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比286億円増加して736億円、一方特定取引費用は同16億円減少したことから、特定取引収支は同303億円の増益となる736億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は698億円、特定取引収支は698億円となりました。

その他事業セグメントの特定取引収益は37億円、特定取引収支は37億円となりました。

(金額単位 百万円)

種類	期別		銀行業	リース業	その他事業	相殺消去額(△)	合計
特定取引収益	前中間連結会計期間	株式会社さくら銀行					13,036
		株式会社住友銀行	25,004	—	8,868	△1,934	31,938
	当中間連結会計期間		69,870	—	3,786	—	73,656
うち商品有価証券収益	前中間連結会計期間	株式会社さくら銀行					3,914
		株式会社住友銀行	292	—	5,823	—	6,116
	当中間連結会計期間		676	—	3,275	—	3,951
うち特定取引有価証券収益	前中間連結会計期間	株式会社さくら銀行					777
		株式会社住友銀行	170	—	—	—	170
	当中間連結会計期間		6	—	—	—	6
うち特定金融派生商品収益	前中間連結会計期間	株式会社さくら銀行					7,862
		株式会社住友銀行	24,148	—	3,044	△1,934	25,258
	当中間連結会計期間		68,973	—	510	—	69,484
うちその他の特定取引収益	前中間連結会計期間	株式会社さくら銀行					481
		株式会社住友銀行	393	—	—	—	393
	当中間連結会計期間		214	—	—	—	214
特定取引費用	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	21	—	3,573	△1,932	1,662
	当中間連結会計期間		—	—	—	—	—
うち商品有価証券費用	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	—	—	67	—	67
	当中間連結会計期間		—	—	—	—	—
うち特定取引有価証券費用	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	—	—	—	—	—
	当中間連結会計期間		—	—	—	—	—
うち特定金融派生商品費用	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	21	—	3,107	△1,932	1,196
	当中間連結会計期間		—	—	—	—	—
うちその他の特定取引費用	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	—	—	398	—	398
	当中間連結会計期間		—	—	—	—	—

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

② 特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比971億円増加して3兆2,250億円、特定取引負債残高は同8,812億円増加して2兆1,631億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は2兆6,899億円、特定取引負債残高は1兆7,061億円となりました。

その他事業セグメントの特定取引資産残高は5,518億円、特定取引負債残高は4,738億円となりました。

(金額単位 百万円)

種類	期別		銀行業	リース業	その他事業	相殺消去額(△)	合計
特定取引資産	前中間連結会計期間	株式会社さくら銀行					1,520,146
		株式会社住友銀行	1,501,357	—	128,699	△22,307	1,607,749
	当中間連結会計期間		2,689,969	—	551,803	△16,757	3,225,015
うち 商品有価証券	前中間連結会計期間	株式会社さくら銀行					798,802
		株式会社住友銀行	99,198	—	94,679	—	193,878
	当中間連結会計期間		129,511	—	136,046	—	265,558
うち 商品有価証券派生商品	前中間連結会計期間	株式会社さくら銀行					1,367
		株式会社住友銀行	1,010	—	—	—	1,010
	当中間連結会計期間		20	—	59	—	80
うち 特定取引有価証券	前中間連結会計期間	株式会社さくら銀行					31,511
		株式会社住友銀行	—	—	—	—	—
	当中間連結会計期間		—	—	—	—	—
うち 特定取引有価証券派生商品	前中間連結会計期間	株式会社さくら銀行					
		株式会社住友銀行	77	—	—	—	77
	当中間連結会計期間		49	—	—	—	49
うち 特定金融派生商品	前中間連結会計期間	株式会社さくら銀行					135,496
		株式会社住友銀行	428,073	—	31,514	△22,307	437,280
	当中間連結会計期間		1,658,334	—	415,697	△16,757	2,057,274
うち その他の特定取引資産	前中間連結会計期間	株式会社さくら銀行					552,968
		株式会社住友銀行	972,997	—	2,505	—	975,502
	当中間連結会計期間		902,053	—	—	—	902,053
特定取引負債	前中間連結会計期間	株式会社さくら銀行					658,006
		株式会社住友銀行	556,291	—	89,908	△22,311	623,888
	当中間連結会計期間		1,706,135	—	473,893	△16,855	2,163,173
うち 売付商品債券	前中間連結会計期間	株式会社さくら銀行					423,931
		株式会社住友銀行	134,607	—	—	—	134,607
	当中間連結会計期間		67,364	—	16,120	—	83,485
うち 商品有価証券派生商品	前中間連結会計期間	株式会社さくら銀行					155
		株式会社住友銀行	128	—	—	—	128
	当中間連結会計期間		71	—	—	—	71
うち 特定取引売付債券	前中間連結会計期間	株式会社さくら銀行					—
		株式会社住友銀行	—	—	—	—	—
	当中間連結会計期間		—	—	—	—	—
うち 特定取引有価証券派生商品	前中間連結会計期間	株式会社さくら銀行					13
		株式会社住友銀行	52	—	—	—	52
	当中間連結会計期間		3	—	—	—	3
うち 特定金融派生商品	前中間連結会計期間	株式会社さくら銀行					233,906
		株式会社住友銀行	421,503	—	89,908	△22,311	489,099
	当中間連結会計期間		1,638,696	—	457,772	△16,855	2,079,613
うち その他の特定取引負債	前中間連結会計期間	株式会社さくら銀行					
		株式会社住友銀行	—	—	—	—	—
	当中間連結会計期間		—	—	—	—	—

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

(ホ) 事業の種類別預金残高の状況

○ 預金の種類別残高(末残)

(金額単位 百万円)

種類		期別		銀行業	リース業	その他事業	合計
預金	流動性預金	前中間連結会計期間	株式会社さくら銀行				15,216,623
			株式会社住友銀行	14,434,676	—	—	14,434,676
		当中間連結会計期間		31,854,432	—	—	31,854,432
	定期性預金	前中間連結会計期間	株式会社さくら銀行				14,844,633
			株式会社住友銀行	12,790,440	—	—	12,790,440
		当中間連結会計期間		25,473,934	—	—	25,473,934
	その他	前中間連結会計期間	株式会社さくら銀行				1,589,441
			株式会社住友銀行	2,209,997	—	—	2,209,997
		当中間連結会計期間		3,204,808	—	—	3,204,808
	合計	前中間連結会計期間	株式会社さくら銀行				31,650,699
			株式会社住友銀行	29,435,114	—	—	29,435,114
		当中間連結会計期間		60,533,175	—	—	60,533,175
譲渡性預金		前中間連結会計期間	株式会社さくら銀行				4,208,649
			株式会社住友銀行	5,016,511	—	—	5,016,511
		当中間連結会計期間		11,291,895	—	—	11,291,895
総合計		前中間連結会計期間	株式会社さくら銀行				35,859,349
			株式会社住友銀行	34,451,626	—	—	34,451,626
		当中間連結会計期間		71,825,070	—	—	71,825,070

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4. 定期性預金＝定期預金＋定期積金

(ヘ) 事業の種類別貸出金残高の状況

① 業種別貸出状況(残高・構成比)

(金額単位　百万円)

業種別		平成12年9月30日現在					平成13年9月30日現在				
		銀行業	リース業	その他事業	合計	構成比	銀行業	リース業	その他事業	合計	構成比
国内(除く特別国際金融取引勘定分)	株式会社さくら銀行				30,765,292	% 100.00	57,479,995	9,646	1,230,299	58,719,941	% 100.00
	株式会社住友銀行	28,808,197	—	1,029,888	29,838,086	100.00					
製造業	株式会社さくら銀行				4,171,106	13.56	7,476,661	4,617	44,326	7,525,605	12.82
	株式会社住友銀行	3,699,402	—	19,524	3,718,927	12.46					
農業、林業、漁業及び鉱業	株式会社さくら銀行				148,000	0.48	191,957	6	1,672	193,636	0.33
	株式会社住友銀行	69,854	—	299	70,154	0.24					
建設業	株式会社さくら銀行				1,804,133	5.87	3,129,996	184	45,081	3,175,263	5.41
	株式会社住友銀行	1,724,046	—	18,788	1,742,835	5.84					
運輸、通信その他公益事業	株式会社さくら銀行				1,778,959	5.78	2,885,782	271	21,860	2,907,914	4.95
	株式会社住友銀行	1,310,463	—	4,875	1,315,338	4.41					
卸売・小売業及び飲食店	株式会社さくら銀行				4,640,352	15.08	7,610,056	1,747	93,154	7,704,957	13.12
	株式会社住友銀行	3,675,152	—	51,371	3,726,523	12.49					
金融・保険業	株式会社さくら銀行				2,006,067	6.52	3,619,076	477	10,501	3,630,055	6.18
	株式会社住友銀行	2,025,388	—	2,926	2,028,315	6.80					
不動産業	株式会社さくら銀行				4,847,083	15.76	9,045,683	190	357,683	9,403,556	16.01
	株式会社住友銀行	4,463,440	—	415,323	4,878,763	16.35					
サービス業	株式会社さくら銀行				3,434,139	11.16	6,732,745	1,719	391,282	7,125,748	12.14
	株式会社住友銀行	4,520,854	—	360,228	4,881,083	16.36					
地方公共団体	株式会社さくら銀行				253,101	0.82	317,534	132	—	317,667	0.54
	株式会社住友銀行	80,634	—	23	80,657	0.27					
その他	株式会社さくら銀行				7,682,347	24.97	16,470,499	299	264,736	16,735,535	28.50
	株式会社住友銀行	7,238,960	—	156,525	7,395,486	24.78					
海外及び特別国際金融取引勘定分	株式会社さくら銀行				2,565,012	% 100.00	5,785,471	68,902	153,293	6,007,667	% 100.00
	株式会社住友銀行	3,352,542	55,807	85,650	3,494,001	100.00					
政府等	株式会社さくら銀行				50,216	1.96	233,395	—	831	234,226	3.90
	株式会社住友銀行	200,657	—	—	200,657	5.74					
金融機関	株式会社さくら銀行				132,298	5.16	308,721	207	7,569	316,499	5.27
	株式会社住友銀行	173,454	669	3,656	177,781	5.09					
商工業	株式会社さくら銀行				2,281,206	88.93	5,011,846	67,465	140,330	5,219,642	86.88
	株式会社住友銀行	2,974,885	54,443	78,617	3,107,945	88.95					
その他	株式会社さくら銀行				101,291	3.95	231,507	1,228	4,563	237,299	3.95
	株式会社住友銀行	3,545	694	3,377	7,617	0.22					
合計	株式会社さくら銀行				33,330,305		63,265,467	78,548	1,383,593	64,727,609	
	株式会社住友銀行	32,160,740	55,807	1,115,539	33,332,087						

(注) 1. 事業区分は内部管理上採用している区分によっております。
2. 各事業の主な内容
(1) 銀　　行　　業……銀行業
(2) リ　ー　ス　業……リース業
(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3. 「国内」とは、当行(海外店を除く)及び国内に本店を有する連結子会社(以下「国内連結子会社」という。)であります。
4. 「海外」とは、当行の海外店及び海外に本店を有する連結子会社(以下「海外連結子会社」という。)であります。

② 外国政府等向け債権残高(国別)

(金額単位　百万円)

期別	国別	外国政府等向け債権残高			
		銀行業	リース業	その他事業	合計
平成13年9月30日	インドネシア	131,064	―	―	131,064
	その他(7ケ国)	5,270	―	―	5,270
	合計	136,334	―	―	136,334
	(資産の総額に対する割合)	(0.13%)	―	―	(0.13%)
平成12年9月30日(株式会社さくら銀行)	インドネシア				112,239
	その他(9ケ国)				7,744
	合計				119,983
	(資産の総額に対する割合)				(0.23%)
平成12年9月30日(株式会社住友銀行)	インドネシア	56,860	―	―	56,860
	その他(7ケ国)	4,770	―	―	4,770
	合計	61,631	―	―	61,631
	(資産の総額に対する割合)	(0.11%)	―	―	(0.11%)

(注) 1. 対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)の引当対象とされる債権残高を掲げております。
2. 事業区分は内部管理上採用している区分によっております。
3. 各事業の主な内容
(1) 銀　　行　　業……銀行業
(2) リ　ー　ス　業……リース業
(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

(ト) 事業の種類別有価証券の状況

○ 有価証券残高(末残)

(金額単位 百万円)

種類		期別		銀行業	リース業	その他事業	合計
有価証券	国債	前中間連結会計期間	株式会社さくら銀行				2,368,398
			株式会社住友銀行	5,862,185	8	74,712	5,936,905
		当中間連結会計期間		9,032,462	8	75,294	9,107,765
	地方債	前中間連結会計期間	株式会社さくら銀行				130,812
			株式会社住友銀行	350,554	—	—	350,554
		当中間連結会計期間		461,492	—	6	461,499
	社債	前中間連結会計期間	株式会社さくら銀行				647,548
			株式会社住友銀行	736,790	21	360	737,172
		当中間連結会計期間		1,377,518	22	1,033	1,378,574
	株式	前中間連結会計期間	株式会社さくら銀行				3,471,362
			株式会社住友銀行	3,169,076	24,333	29,004	3,222,414
		当中間連結会計期間		5,307,945	18,358	113,569	5,439,873
	その他の証券	前中間連結会計期間	株式会社さくら銀行				962,988
			株式会社住友銀行	886,337	971	316,880	1,204,188
		当中間連結会計期間		3,738,596	1,110	384,138	4,123,846
	合計	前中間連結会計期間	株式会社さくら銀行				7,581,110
			株式会社住友銀行	11,004,944	25,334	420,957	11,451,236
		当中間連結会計期間		19,918,016	19,499	574,044	20,511,560

(注) 1. 事業区分は内部管理上採用している区分によっております。
2. 各事業の主な内容
(1) 銀　行　業……銀行業
(2) リ　ー　ス　業……リース業
(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3. 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

(増減の基準となります前中間連結会計期間の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。)

(イ) 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比641億円の増益となる6,748億円、役務取引等収支は同5億円の減益となる1,535億円、特定取引収支は同303億円の増益となる736億円、その他業務収支は同183億円の増益となる727億円となりました。

国内・海外別に見ますと、国内の資金運用収支は6,748億円、役務取引等収支は1,411億円、特定取引収支は497億円、その他業務収支は881億円となりました。

海外の資金運用収支は736億円、役務取引等収支は124億円、特定取引収支は239億円、その他業務収支は△148億円となりました。

(金額単位　百万円)

種類	期別		国内	海外	相殺消去額(△)	合計
資金運用収益	前中間連結会計期間	株式会社さくら銀行	490,444	147,552	△49,517	588,479
		株式会社住友銀行	444,672	212,256	△60,170	596,758
	当中間連結会計期間		875,607	307,252	△115,116	1,067,744
資金調達費用	前中間連結会計期間	株式会社さくら銀行	199,436	128,446	△48,916	278,966
		株式会社住友銀行	141,733	182,509	△28,722	295,521
	当中間連結会計期間		200,730	233,626	△41,481	392,874
資金運用収支	前中間連結会計期間	株式会社さくら銀行	291,008	19,106	△600	309,513
		株式会社住友銀行	302,938	29,746	△31,447	301,236
	当中間連結会計期間		674,877	73,626	△73,634	674,869
役務取引等収益	前中間連結会計期間	株式会社さくら銀行	97,299	5,165		102,464
		株式会社住友銀行	86,094	11,997	△39	98,051
	当中間連結会計期間		175,362	14,726	△152	189,936
役務取引等費用	前中間連結会計期間	株式会社さくら銀行	26,926	2,498		29,425
		株式会社住友銀行	15,408	1,699	△65	17,041
	当中間連結会計期間		34,233	2,319	△163	36,388
役務取引等収支	前中間連結会計期間	株式会社さくら銀行	70,372	2,666		73,039
		株式会社住友銀行	70,685	10,298	26	81,010
	当中間連結会計期間		141,128	12,406	11	153,547
特定取引収益	前中間連結会計期間	株式会社さくら銀行	11,300	1,735		13,036
		株式会社住友銀行	10,995	22,743	△1,800	31,938
	当中間連結会計期間		49,701	25,098	△1,142	73,656
特定取引費用	前中間連結会計期間	株式会社さくら銀行	—	—		—
		株式会社住友銀行	—	3,462	△1,800	1,662
	当中間連結会計期間		—	1,142	△1,142	—
特定取引収支	前中間連結会計期間	株式会社さくら銀行	11,300	1,735		13,036
		株式会社住友銀行	10,995	19,280	—	30,275
	当中間連結会計期間		49,701	23,955	—	73,656
その他業務収益	前中間連結会計期間	株式会社さくら銀行	51,068	1,398		52,466
		株式会社住友銀行	260,902	9,462	△79	270,285
	当中間連結会計期間		385,993	8,701	△496	394,199
その他業務費用	前中間連結会計期間	株式会社さくら銀行	27,244	629		27,873
		株式会社住友銀行	219,536	20,920	△44	240,412
	当中間連結会計期間		297,883	23,537	△6	321,415
その他業務収支	前中間連結会計期間	株式会社さくら銀行	23,823	769		24,593
		株式会社住友銀行	41,366	△11,457	△35	29,872
	当中間連結会計期間		88,109	△14,835	△490	72,784

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2. 「海外」とは、当行の海外店及び海外連結子会社であります。
3. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間株式会社さくら銀行126百万円、株式会社住友銀行299百万円、当中間連結会計期間138百万円)を資金調達費用から控除して表示しております。
4. 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。
なお、前中間連結会計期間の株式会社さくら銀行の計数については、資金運用収益・費用は国内・海外各々相殺前の金額を、相殺消去額は全体での金額を記載しております。また、役務取引等収益・費用、特定取引収益・費用、その他業務収益・費用は国内・海外各々相殺消去後の金額を記載しております。

(ロ) 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比９兆9,747億円増加して97兆9,865億円、利回りは同0.51％低下して2.18％となりました。また、資金調達勘定の平均残高は同８兆9,504億円増加して93兆8,610億円、利回りは同0.51％低下して0.84％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は86兆9,422億円、利回りは2.01％となりました。また、資金調達勘定の平均残高は84兆7,805億円、利回りは0.47％となりました。

海外の資金運用勘定の平均残高は12兆3,045億円、利回りは4.99％となりました。また、資金調達勘定の平均残高は10兆3,416億円、利回りは4.52％となりました。

① 国　　　内

（金額単位　百万円）

種類	期別		平均残高	利息	利回り
					%
資金運用勘定	前中間連結会計期間	株式会社さくら銀行	38,050,874	490,444	2.57
		株式会社住友銀行	41,477,140	444,672	2.14
	当中間連結会計期間		86,942,219	875,607	2.01
うち貸出金	前中間連結会計期間	株式会社さくら銀行	29,757,827	320,185	2.14
		株式会社住友銀行	29,315,565	312,340	2.13
	当中間連結会計期間		57,901,248	597,439	2.06
うち有価証券	前中間連結会計期間	株式会社さくら銀行	7,120,249	52,755	1.47
		株式会社住友銀行	10,361,153	87,425	1.69
	当中間連結会計期間		23,461,124	184,692	1.57
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行	61,900	646	2.08
		株式会社住友銀行	169,816	2,108	2.48
	当中間連結会計期間		436,252	1,461	0.67
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		1,960,838	1,265	0.13
うち預け金	前中間連結会計期間	株式会社さくら銀行	608,258	15,611	5.11
		株式会社住友銀行	1,201,384	35,533	5.92
	当中間連結会計期間		2,200,640	42,139	3.83
資金調達勘定	前中間連結会計期間	株式会社さくら銀行	36,392,913	199,436	1.09
		株式会社住友銀行	40,580,362	141,733	0.70
	当中間連結会計期間		84,780,569	200,730	0.47
うち預金	前中間連結会計期間	株式会社さくら銀行	27,971,903	49,420	0.35
		株式会社住友銀行	25,398,944	63,182	0.50
	当中間連結会計期間		53,377,936	77,160	0.29
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行	2,795,599	2,061	0.14
		株式会社住友銀行	4,817,158	3,317	0.14
	当中間連結会計期間		11,544,384	4,247	0.07
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行	2,648,332	3,056	0.23
		株式会社住友銀行	3,304,779	3,029	0.18
	当中間連結会計期間		8,909,595	2,711	0.06
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		3,524,376	787	0.04
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行	162,386	113	0.13
		株式会社住友銀行	135,852	104	0.15
	当中間連結会計期間		1,137,368	870	0.15
うち借用金	前中間連結会計期間	株式会社さくら銀行	2,038,804	21,918	2.14
		株式会社住友銀行	3,716,968	50,925	2.74
	当中間連結会計期間		4,160,465	50,808	2.44
うち社債	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	739,489	6,750	1.83
	当中間連結会計期間		1,856,211	15,253	1.64

(注) 1.　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高(前中間連結会計期間株式会社さくら銀行337,118百万円、株式会社住友銀行318,581百万円、当中間連結会計期間735,953百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間株式会社さくら銀行55,308百万円、株式会社住友銀行110,682百万円、当中間連結会計期間73,929百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間株式会社さくら銀行55,308百万円、株式会社住友銀行110,682百万円、当中間連結会計期間73,929百万円)及び利息(前中間連結会計期間株式会社さくら銀行123百万円、株式会社住友銀行299百万円、当中間連結会計期間136百万円)を資金調達勘定から、それぞれ控除して表示しております。

② 海　　　　外

（金額単位　百万円）

種類	期別		平均残高	利息	利回り
					%
資金運用勘定	前中間連結会計期間	株式会社さくら銀行	5,816,526	147,552	5.05
		株式会社住友銀行	7,517,165	212,256	5.65
	当中間連結会計期間		12,304,517	307,252	4.99
うち貸出金	前中間連結会計期間	株式会社さくら銀行	3,868,136	81,251	4.18
		株式会社住友銀行	4,733,900	121,156	5.12
	当中間連結会計期間		7,490,070	175,219	4.68
うち有価証券	前中間連結会計期間	株式会社さくら銀行	202,788	6,510	6.40
		株式会社住友銀行	666,392	21,946	6.59
	当中間連結会計期間		1,528,393	36,674	4.80
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行	46,798	1,551	6.61
		株式会社住友銀行	70,593	1,393	3.95
	当中間連結会計期間		101,652	1,560	3.07
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		193,075	3,901	4.04
うち預け金	前中間連結会計期間	株式会社さくら銀行	807,030	26,014	6.42
		株式会社住友銀行	1,516,840	49,139	6.48
	当中間連結会計期間		2,539,739	60,593	4.77
資金調達勘定	前中間連結会計期間	株式会社さくら銀行	5,103,659	128,446	5.01
		株式会社住友銀行	6,364,450	182,509	5.74
	当中間連結会計期間		10,341,648	233,626	4.52
うち預金	前中間連結会計期間	株式会社さくら銀行	2,826,715	53,191	3.75
		株式会社住友銀行	4,400,512	97,381	4.43
	当中間連結会計期間		7,664,839	116,360	3.04
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行	37,478	1,008	5.36
		株式会社住友銀行	111,655	3,207	5.74
	当中間連結会計期間		206,091	5,312	5.16
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行	67,964	1,479	4.34
		株式会社住友銀行	86,242	1,569	3.64
	当中間連結会計期間		209,632	3,373	3.22
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行			
	当中間連結会計期間		588,539	13,550	4.60
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行	12,682	450	7.08
		株式会社住友銀行	8,227	228	5.57
	当中間連結会計期間		10,573	281	5.32
うち借用金	前中間連結会計期間	株式会社さくら銀行	1,321,082	27,194	4.10
		株式会社住友銀行	232,441	4,647	4.00
	当中間連結会計期間		196,464	4,252	4.33
うち社債	前中間連結会計期間	株式会社さくら銀行			
		株式会社住友銀行	1,302,064	21,251	3.26
	当中間連結会計期間		1,379,770	46,882	6.80

（注）1.　「海外」とは、当行の海外店及び海外連結子会社であります。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高（前中間連結会計期間株式会社さくら銀行8,173百万円、株式会社住友銀行15,729百万円、当中間連結会計期間19,768百万円）を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前中間連結会計期間株式会社さくら銀行121百万円、当中間連結会計期間133百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前中間連結会計期間株式会社さくら銀行121百万円、当中間連結会計期間133百万円）及び利息（前中間連結会計期間株式会社さくら銀行３百万円、当中間連結会計期間２百万円）を資金調達勘定から、それぞれ控除して表示しております。

③ 合　　計

(金額単位　百万円)

種類	期別		平均残高 小計	平均残高 相殺消去額(△)	平均残高 合計	利息 小計	利息 相殺消去額(△)	利息 合計	利回り
									%
資金運用勘定	前中間連結会計期間	株式会社さくら銀行	43,867,401	△3,448,680	40,418,720	637,997	△49,517	588,479	2.90
		株式会社住友銀行	48,994,306	△1,401,300	47,593,006	656,928	△60,170	596,758	2.51
	当中間連結会計期間		99,246,737	△1,260,219	97,986,517	1,182,860	△115,116	1,067,744	2.18
うち貸出金	前中間連結会計期間	株式会社さくら銀行	33,625,963	△2,112,229	31,513,733	401,437	△26,614	374,823	2.37
		株式会社住友銀行	34,049,466	△1,387,730	32,661,735	433,496	△28,520	404,976	2.48
	当中間連結会計期間		65,391,318	△1,244,071	64,147,246	772,658	△41,200	731,458	2.28
うち有価証券	前中間連結会計期間	株式会社さくら銀行	7,323,037	△300,087	7,022,949	59,266	△622	58,644	1.66
		株式会社住友銀行	11,027,546	△2,138	11,025,408	109,372	△31,520	77,851	1.41
	当中間連結会計期間		24,989,518	△3,731	24,985,786	221,367	△73,483	147,883	1.18
うちコールローン及び買入手形	前中間連結会計期間	株式会社さくら銀行	108,698	△24,769	83,929	2,197	△7	2,189	5.20
		株式会社住友銀行	240,409	—	240,409	3,501	—	3,501	2.91
	当中間連結会計期間		537,904	△3,099	534,804	3,021	△60	2,960	1.11
うち買現先勘定	前中間連結会計期間	株式会社さくら銀行							
		株式会社住友銀行							
	当中間連結会計期間		2,153,914	—	2,153,914	5,166	—	5,166	0.48
うち預け金	前中間連結会計期間	株式会社さくら銀行	1,415,289	△218,594	1,196,694	41,625	△2,093	39,532	6.58
		株式会社住友銀行	2,718,224	△11,430	2,706,794	84,673	△128	84,544	6.25
	当中間連結会計期間		4,740,380	△9,123	4,731,256	102,733	△100	102,632	4.34
資金調達勘定	前中間連結会計期間	株式会社さくら銀行	41,496,573	△2,128,855	39,367,718	327,882	△48,916	278,966	1.41
		株式会社住友銀行	46,944,812	△1,401,898	45,542,914	324,243	△28,722	295,521	1.30
	当中間連結会計期間		95,122,217	△1,261,159	93,861,058	434,356	△41,481	392,874	0.84
うち預金	前中間連結会計期間	株式会社さくら銀行	30,798,618	△185,970	30,612,648	102,611	△2,090	100,521	0.65
		株式会社住友銀行	29,799,456	△12,003	29,787,452	160,564	△127	160,436	1.08
	当中間連結会計期間		61,042,775	△10,063	61,032,712	193,521	△100	193,420	0.63
うち譲渡性預金	前中間連結会計期間	株式会社さくら銀行	2,833,078	△35,350	2,797,728	3,070	—	3,070	0.21
		株式会社住友銀行	4,928,814	△24	4,928,789	6,524	△0	6,523	0.26
	当中間連結会計期間		11,750,476	—	11,750,476	9,559	—	9,559	0.16
うちコールマネー及び売渡手形	前中間連結会計期間	株式会社さくら銀行	2,716,296	△27,604	2,688,691	4,535	△10	4,524	0.33
		株式会社住友銀行	3,391,021	—	3,391,021	4,598	—	4,598	0.27
	当中間連結会計期間		9,119,228	△3,040	9,116,188	6,085	△60	6,024	0.13
うち売現先勘定	前中間連結会計期間	株式会社さくら銀行							
		株式会社住友銀行							
	当中間連結会計期間		4,112,915	—	4,112,915	14,337	—	14,337	0.70
うちコマーシャル・ペーパー	前中間連結会計期間	株式会社さくら銀行	175,069	—	175,069	563	—	563	0.64
		株式会社住友銀行	144,080	—	144,080	333	—	333	0.46
	当中間連結会計期間		1,147,941	—	1,147,941	1,151	—	1,151	0.20
うち借用金	前中間連結会計期間	株式会社さくら銀行	3,359,886	△1,842,956	1,516,929	49,112	△26,614	22,498	2.95
		株式会社住友銀行	3,949,410	△1,387,730	2,561,679	55,572	△28,520	27,051	2.11
	当中間連結会計期間		4,356,929	△1,244,131	3,112,798	55,061	△41,200	13,861	0.89
うち社債	前中間連結会計期間	株式会社さくら銀行							
		株式会社住友銀行	2,041,553	△2,138	2,039,415	28,001	△72	27,928	2.74
	当中間連結会計期間		3,235,981	△3,731	3,232,249	62,136	△120	62,016	3.84

(注) 1.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高(前中間連結会計期間株式会社さくら銀行345,291百万円、株式会社住友銀行333,712百万円、当中間連結会計期間754,782百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間株式会社さくら銀行55,430百万円、株式会社住友銀行110,682百万円、当中間連結会計期間74,063百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間株式会社さくら銀行55,430百万円、株式会社住友銀行110,682百万円、当中間連結会計期間74,063百万円)及び利息(前中間連結会計期間株式会社さくら銀行126百万円、株式会社住友銀行299百万円、当中間連結会計期間138百万円)を資金調達勘定から、それぞれ控除して表示しております。

(ハ) 国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は、前中間連結会計期間比105億円減少して1,899億円、一方役務取引等費用は同100億円減少して363億円となったことから、役務取引等収支は同５億円の減益となる1,535億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は1,753億円、一方役務取引等費用は342億円となったことから、役務取引等収支は1,411億円となりました。

海外の役務取引等収益は147億円、一方役務取引等費用は23億円となったことから、役務取引等収支は124億円となりました。

（金額単位　百万円）

種類	期別		国内	海外	相殺消去額(△)	合計
役務取引等収益	前中間連結会計期間	株式会社さくら銀行	97,299	5,165		102,464
		株式会社住友銀行	86,094	11,997	△39	98,051
	当中間連結会計期間		175,362	14,726	△152	189,936
うち　預金・貸出業務	前中間連結会計期間	株式会社さくら銀行	5,666	2,299		7,965
		株式会社住友銀行	4,170	6,955	—	11,125
	当中間連結会計期間		6,855	7,667	—	14,522
うち　為替業務	前中間連結会計期間	株式会社さくら銀行	24,810	693		25,504
		株式会社住友銀行	22,892	2,100	△0	24,992
	当中間連結会計期間		49,183	2,594	△0	51,778
うち　証券関連業務	前中間連結会計期間	株式会社さくら銀行	16,302	103		16,406
		株式会社住友銀行	3,164	2	—	3,166
	当中間連結会計期間		10,857	27	—	10,885
うち　代理業務	前中間連結会計期間	株式会社さくら銀行	1,705	51		1,757
		株式会社住友銀行	4,211	426	—	4,637
	当中間連結会計期間		8,159	194	—	8,354
うち　保護預り・貸金庫業務	前中間連結会計期間	株式会社さくら銀行	2,871	2		2,874
		株式会社住友銀行	1,403	0	—	1,403
	当中間連結会計期間		4,610	3	—	4,613
うち　保証業務	前中間連結会計期間	株式会社さくら銀行	5,838	863		6,702
		株式会社住友銀行	5,374	711	△39	6,046
	当中間連結会計期間		12,240	869	△151	12,958
うち　クレジットカード関連業務	前中間連結会計期間	株式会社さくら銀行				
		株式会社住友銀行	32,333	—	—	32,333
	当中間連結会計期間		42,241	—	—	42,241
役務取引等費用	前中間連結会計期間	株式会社さくら銀行	26,926	2,498		29,425
		株式会社住友銀行	15,408	1,699	△65	17,041
	当中間連結会計期間		34,233	2,319	△163	36,388
うち　為替業務	前中間連結会計期間	株式会社さくら銀行	5,050	391		5,442
		株式会社住友銀行	5,270	573	△0	5,844
	当中間連結会計期間		9,372	824	△0	10,197

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは当行の海外店及び海外連結子会社であります。

3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

なお、前中間連結会計期間の株式会社さくら銀行の役務取引等収益・費用については、「国内」「海外」各々相殺消去後の金額を記載しております。

(ニ) 国内・海外別特定取引の状況

① 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比286億円増加して736億円、一方特定取引費用は同16億円減少したことから、特定取引収支は同303億円の増益となる736億円となりました。

国内・海外別に見ますと、国内の特定取引収益は497億円となり、特定取引収支は497億円となりました。

海外の特定取引収益は250億円、一方特定取引費用は11億円となったことから、特定取引収支は239億円となりました。

(金額単位　百万円)

種類	期別		国内	海外	相殺消去額(△)	合計
特定取引収益	前中間連結会計期間	株式会社さくら銀行	11,300	1,735		13,036
		株式会社住友銀行	10,995	22,743	△1,800	31,938
	当中間連結会計期間		49,701	25,098	△1,142	73,656
うち商品有価証券収益	前中間連結会計期間	株式会社さくら銀行	2,960	954		3,914
		株式会社住友銀行	292	5,823	—	6,116
	当中間連結会計期間		1,514	2,437	—	3,951
うち特定取引有価証券収益	前中間連結会計期間	株式会社さくら銀行	—	777		777
		株式会社住友銀行	164	6	—	170
	当中間連結会計期間		6	—	—	6
うち特定金融派生商品収益	前中間連結会計期間	株式会社さくら銀行	7,862	—		7,862
		株式会社住友銀行	10,145	16,913	△1,800	25,258
	当中間連結会計期間		47,965	22,661	△1,142	69,484
うちその他の特定取引収益	前中間連結会計期間	株式会社さくら銀行	477	3		481
		株式会社住友銀行	393	—	—	393
	当中間連結会計期間		214	—	—	214
特定取引費用	前中間連結会計期間	株式会社さくら銀行	—	—		—
		株式会社住友銀行	—	3,462	△1,800	1,662
	当中間連結会計期間		—	1,142	△1,142	—
うち商品有価証券費用	前中間連結会計期間	株式会社さくら銀行	—	—		—
		株式会社住友銀行	—	67	—	67
	当中間連結会計期間		—	—	—	—
うち特定取引有価証券費用	前中間連結会計期間	株式会社さくら銀行	—	—		—
		株式会社住友銀行	—	—	—	—
	当中間連結会計期間		—	—	—	—
うち特定金融派生商品費用	前中間連結会計期間	株式会社さくら銀行	—	—		—
		株式会社住友銀行	—	2,996	△1,800	1,196
	当中間連結会計期間		—	1,142	△1,142	—
うちその他の特定取引費用	前中間連結会計期間	株式会社さくら銀行	—	—		—
		株式会社住友銀行	—	398	—	398
	当中間連結会計期間		—	—	—	—

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2. 「海外」とは当行の海外店及び海外連結子会社であります。
3. 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。
なお、前中間連結会計期間の株式会社さくら銀行の特定取引収益・費用については、「国内」「海外」各々相殺消去後の金額を記載しております。

② 特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比971億円増加して３兆2,250億円、特定取引負債残高は同8,812億円増加して２兆1,631億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は２兆6,704億円、特定取引負債残高は１兆6,818億円となりました。

海外の特定取引資産残高は5,638億円、特定取引負債残高は4,904億円となりました。

(金額単位　百万円)

種類	期別		国内	海外	相殺消去額(△)	合計
特定取引資産	前中間連結会計期間	株式会社さくら銀行	1,375,935	144,211		1,520,146
		株式会社住友銀行	1,459,049	154,247	△5,547	1,607,749
	当中間連結会計期間		2,670,412	563,807	△9,203	3,225,015
うち 商品有価証券	前中間連結会計期間	株式会社さくら銀行	762,549	36,253		798,802
		株式会社住友銀行	99,198	94,679	―	193,878
	当中間連結会計期間		135,068	130,489	―	265,558
うち 商品有価証券派生商品	前中間連結会計期間	株式会社さくら銀行	1,367	―		1,367
		株式会社住友銀行	1,010	―	―	1,010
	当中間連結会計期間		20	59	―	80
うち 特定取引有価証券	前中間連結会計期間	株式会社さくら銀行	―	31,511		31,511
		株式会社住友銀行	―	―	―	―
	当中間連結会計期間		―	―	―	―
うち 特定取引有価証券派生商品	前中間連結会計期間	株式会社さくら銀行				
		株式会社住友銀行	77	―	―	77
	当中間連結会計期間		49	―	―	49
うち 特定金融派生商品	前中間連結会計期間	株式会社さくら銀行	59,049	76,446		135,496
		株式会社住友銀行	385,766	57,062	△5,547	437,280
	当中間連結会計期間		1,633,220	433,257	△9,203	2,057,274
うち その他の特定取引資産	前中間連結会計期間	株式会社さくら銀行	552,968	―		552,968
		株式会社住友銀行	972,997	2,505	―	975,502
	当中間連結会計期間		902,053	―	―	902,053
特定取引負債	前中間連結会計期間	株式会社さくら銀行	496,857	161,148		658,006
		株式会社住友銀行	512,851	116,584	△5,547	623,888
	当中間連結会計期間		1,681,888	490,488	△9,203	2,163,173
うち 売付商品債券	前中間連結会計期間	株式会社さくら銀行	419,594	4,337		423,931
		株式会社住友銀行	134,607	―	―	134,607
	当中間連結会計期間		67,414	16,070	―	83,485
うち 商品有価証券派生商品	前中間連結会計期間	株式会社さくら銀行	155	―		155
		株式会社住友銀行	128	―	―	128
	当中間連結会計期間		71	―	―	71
うち 特定取引売付債券	前中間連結会計期間	株式会社さくら銀行	―	―		―
		株式会社住友銀行	―	―	―	―
	当中間連結会計期間		―	―	―	―
うち 特定取引有価証券派生商品	前中間連結会計期間	株式会社さくら銀行	13	―		13
		株式会社住友銀行	52	―	―	52
	当中間連結会計期間		3	―	―	3
うち 特定金融派生商品	前中間連結会計期間	株式会社さくら銀行	77,095	156,811		233,906
		株式会社住友銀行	378,063	116,584	△5,547	489,099
	当中間連結会計期間		1,614,399	474,417	△9,203	2,079,613
うち その他の特定取引負債	前中間連結会計期間	株式会社さくら銀行				
		株式会社住友銀行	―	―	―	―
	当中間連結会計期間		―	―	―	―

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは当行の海外店及び海外連結子会社であります。

3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

なお、前中間連結会計期間の株式会社さくら銀行の特定取引資産・負債については、「国内」「海外」各々相殺消去後の金額を記載しております。

(ホ) 国内・海外別預金残高の状況

○ 預金の種類別残高(末残)

(金額単位 百万円)

種類		期別		国内	海外	合計
預金	流動性預金	前中間連結会計期間	株式会社さくら銀行	12,450,408	2,766,215	15,216,623
			株式会社住友銀行	10,218,437	4,216,238	14,434,676
		当中間連結会計期間		25,649,720	6,204,711	31,854,432
	定期性預金	前中間連結会計期間	株式会社さくら銀行	14,643,947	200,686	14,844,633
			株式会社住友銀行	12,391,456	398,983	12,790,440
		当中間連結会計期間		24,896,391	577,543	25,473,934
	その他	前中間連結会計期間	株式会社さくら銀行	1,588,254	1,187	1,589,441
			株式会社住友銀行	2,191,405	18,591	2,209,997
		当中間連結会計期間		3,183,724	21,084	3,204,808
	合計	前中間連結会計期間	株式会社さくら銀行	28,682,609	2,968,089	31,650,699
			株式会社住友銀行	24,801,300	4,633,814	29,435,114
		当中間連結会計期間		53,729,836	6,803,338	60,533,175
譲渡性預金		前中間連結会計期間	株式会社さくら銀行	4,165,859	42,789	4,208,649
			株式会社住友銀行	4,922,150	94,361	5,016,511
		当中間連結会計期間		11,061,170	230,725	11,291,895
総合計		前中間連結会計期間	株式会社さくら銀行	32,848,469	3,010,879	35,859,349
			株式会社住友銀行	29,723,450	4,728,176	34,451,626
		当中間連結会計期間		64,791,006	7,034,064	71,825,070

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2. 「海外」とは当行の海外店及び海外連結子会社であります。
3. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4. 定期性預金＝定期預金＋定期積金

(ヘ) 国内・海外別貸出金残高の状況

○ 業種別貸出状況(残高・構成比)

「(3)事業の種類別セグメントの業績」の「(ヘ)事業の種類別貸出金残高の状況 ①業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

(ト) 国内・海外別有価証券の状況

○ 有価証券残高(末残)

(金額単位 百万円)

種類		期別		国内	海外	合計
有価証券	国債	前中間連結会計期間	株式会社さくら銀行	2,368,398	—	2,368,398
			株式会社住友銀行	5,862,260	74,645	5,936,905
		当中間連結会計期間		9,032,592	75,173	9,107,765
	地方債	前中間連結会計期間	株式会社さくら銀行	130,812	—	130,812
			株式会社住友銀行	350,554	—	350,554
		当中間連結会計期間		461,499	—	461,499
	社債	前中間連結会計期間	株式会社さくら銀行	647,548	—	647,548
			株式会社住友銀行	737,172	—	737,172
		当中間連結会計期間		1,378,574	—	1,378,574
	株式	前中間連結会計期間	株式会社さくら銀行	3,471,362	—	3,471,362
			株式会社住友銀行	3,222,414	—	3,222,414
		当中間連結会計期間		5,438,380	1,493	5,439,873
	その他の証券	前中間連結会計期間	株式会社さくら銀行	770,282	192,705	962,988
			株式会社住友銀行	557,559	646,629	1,204,188
		当中間連結会計期間		2,288,890	1,834,955	4,123,846
	合計	前中間連結会計期間	株式会社さくら銀行	7,388,404	192,705	7,581,110
			株式会社住友銀行	10,729,961	721,274	11,451,236
		当中間連結会計期間		18,599,937	1,911,622	20,511,560

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2. 「海外」とは当行の海外店及び海外連結子会社であります。

3. 「その他の証券」には、外国債券及び外国株式を含んでおります。

(参考)

当行の単体情報のうち、参考として以下の情報を掲げております。

1. 損益の概要(単体)

(金額単位　百万円)

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
業務粗利益 (除く国債等債券損益)	354,310 (355,704)	363,178 (364,016)	849,274 (819,142)
経費(除く臨時処理分)	187,433	159,580	333,470
人件費	77,064	70,177	140,090
物件費	101,373	81,650	177,730
税金	8,995	7,752	15,649
業務純益(一般貸倒引当金繰入前) (除く国債等債券損益)	166,876 (168,270)	203,597 (204,435)	515,804 (485,671)
一般貸倒引当金繰入額	△16,787	△127,858	37,402
業務純益	183,663	331,455	478,401
うち国債等債券損益	△1,394	△838	30,132
臨時損益	△67,997	△192,016	△351,253
(貸倒償却引当費用)	(98,631)	(199,251)	(305,437)
貸出金償却	74,755	54,509	138,692
個別貸倒引当金繰入額	13,131	266,448	98,372
債権売却損失引当金繰入額	22,842	△623	23,633
共同債権買取機構売却損	1,348	4,292	2,159
延滞債権売却損等	123	3,194	13,510
特定海外債権引当勘定繰入額	3,217	△711	△8,332
(一般貸倒引当金繰入額)	(△16,787)	(△127,858)	(37,402)
株式等関係損益	△16,540	139,524	△52,646
株式等売却益	22,833	157,310	28,221
株式等売却損	6,835	7,181	11,958
株式等償却	32,538	10,604	68,908
東京都外形標準事業税	4,314	3,700	14,000
その他臨時損益	68,275	△731	△16,573
経常利益	115,666	139,439	127,148
特別損益	△22,107	△16,143	△16,092
うち動産不動産処分損益	△3,949	△6,283	△4,596
動産不動産処分益	552	521	126
動産不動産処分損	4,501	6,804	4,722
うち退職給付会計導入変更時差異償却	18,180	10,083	10,083
税引前中間純利益	93,558	123,295	111,055
法人税、住民税及び事業税	2,193	20,458	9,762
法人税等調整額	39,424	54,474	21,499
うち大阪府外形標準課税導入影響	5,815	26,616	—
中間純利益	51,939	48,361	79,794

(注) 1. 業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋役務取引等収支＋特定取引収支＋その他業務収支

2. 「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3. 業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4. 臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5. 国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

2. 利　　　　　　　鞘(国内業務部門) (単体)

(単位　%)

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
(1) 資金運用利回り ①	1.87	1.62	1.54
(イ) 貸出金利回り ③	2.04	1.89	1.88
(ロ) 有価証券利回り	1.15	0.89	0.85
(2) 資金調達原価 ②	1.27	1.04	0.96
資金調達利回り	0.17	0.25	0.18
(イ) 預金等利回り ④	0.13	0.16	0.10
(ロ) 外部負債利回り	0.73	0.39	0.27
経費率	1.10	0.79	0.78
(3) 総資金利鞘 ①－②	0.60	0.58	0.58
預貸金利鞘 ③－④	1.91	1.73	1.78

(注) 1.　「国内業務部門」とは本邦店の円建諸取引であります。
2.　「外部負債」＝コールマネー＋売現先勘定＋売渡手形＋コマーシャル・ペーパー＋借用金

3. R　　O　　E (単体)

(単位　%)

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
業務純益(一般貸倒引当金繰入前)ベース	21.98	28.81	43.96
業務純益ベース	24.27	47.07	40.77
中間純利益ベース	6.32	6.65	6.80

(注)　$ROE=\frac{(\text{中間純利益等}-\text{優先株式配当金総額})\times\text{年間日数}\div\text{中間期中日数}}{\{(\text{期首株主資本}-\text{期首発行済優先株式数}\times\text{発行価額})+(\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額})\}\div 2}\times 100$

4. 預金・貸出金の状況 （単体）

(1) 預金・貸出金の残高

（金額単位 百万円）

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
預金（末残）	29,086,068	28,474,042	56,611,281
預金（平残）	30,167,236	28,847,106	57,031,809
貸出金（末残）	31,232,502	31,790,839	61,071,591
貸出金（平残）	31,156,769	31,113,092	60,358,803

（注） 預金には譲渡性預金を含めておりません。

(2) 個人・法人別預金残高 （国内）

（金額単位 百万円）

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
個人	15,050,036	13,193,279	28,752,460
法人	10,926,946	9,623,413	20,630,724
合計	25,976,982	22,816,692	49,383,184

（注） 本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

(3) 消費者ローン残高

（金額単位 百万円）

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
消費者ローン残高	7,998,686	5,572,997	13,441,608
住宅ローン残高	6,692,372	5,096,011	11,842,662
その他ローン残高	1,306,313	476,986	1,598,946

(4) 中小企業等貸出金

（単位　百万円、件、%）

	平成12年中間期		平成13年中間期
	株式会社さくら銀行	株式会社住友銀行	
中小企業等貸出金残高　①	21,008,577	20,031,224	38,426,978
総貸出金残高　②	28,855,004	28,266,550	55,377,565
中小企業等貸出金比率　①/②	72.8	70.9	69.4
中小企業等貸出先件数　③	1,143,267	885,927	1,895,719
総貸出先件数　④	1,146,672	889,444	1,901,189
中小企業等貸出先件数比率　③/④	99.7	99.6	99.7

（注）1.　貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。

2.　中小企業等とは、資本金３億円（ただし、卸売業は１億円、小売業、サービス業は５千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

（参考）

自己資本比率は、銀行法第14条の２の規定に基づき自己資本比率の基準を定める件（平成５年３月大蔵省告示第55号。以下、「告示」という）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率（国際統一基準）

（金額単位　百万円）

項目		平成12年９月30日現在 株式会社さくら銀行	平成12年９月30日現在 株式会社住友銀行	平成13年９月30日現在
基本的項目	資本金（注1）	1,038,373	739,583	1,309,524
	うち非累積的永久優先株	402,646	250,500	650,500
	新株式払込金	—	—	—
	資本準備金	899,521	643,080	1,684,361
	うち非累積的永久優先株	402,646	250,500	650,500
	連結剰余金	191,655	308,779	541,424
	連結子会社の少数株主持分	389,368	587,556	967,410
	うち海外特別目的会社の発行する優先出資証券（※）	283,750	534,400	838,670
	その他有価証券の評価差損（△）			394,819
	為替換算調整勘定	△31,329	△60,746	△18,479
	営業権相当額（△）	262	—	283
	連結調整勘定相当額（△）	5,969	—	5,446
	計（A）	2,481,357	2,218,252	4,083,690
	うちステップ・アップ金利条項付の優先出資証券（注2）	—	194,400	214,920
補完的項目	有価証券含み益の45％相当額	—	—	
	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額			—
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額	50,169	124,853	169,158
	一般貸倒引当金	201,818	232,048	457,366
	負債性資本調達手段等	1,394,676	1,624,883	2,674,334
	うち永久劣後債務（注3）	651,202	524,577	880,481
	うち期限付劣後債務および期限付優先株（注4）	743,474	1,100,306	1,793,852
	計	1,646,665	1,981,785	3,300,859
	うち自己資本への算入額（B）	1,646,665	1,981,785	3,300,859
準補完的項目	短期劣後債務	—	—	—
	うち自己資本への算入額（C）	—	—	—
控除項目	控除項目（注5）（D）	999	2,050	89,665
自己資本額	（A）＋（B）＋（C）－（D）（E）	4,127,023	4,197,987	7,294,883
リスク・アセット等	資産（オン・バランス）項目	31,472,784	34,307,601	62,806,343
	オフ・バランス取引項目	1,859,715	2,529,486	4,492,648
	信用リスク・アセットの額（F）	33,332,499	36,837,087	67,298,991
	マーケット・リスク相当額に係る額（(H)／８％）（G）	210,952	217,262	258,375
	（参考）マーケット・リスク相当額（H）	16,876	17,381	20,670
	計（(F)＋(G)）（I）	33,543,451	37,054,349	67,557,366
連結自己資本比率（国際統一基準）＝（E）／（I）×100		12.30％	11.32％	10.79％

（注）1.　本表の資本金（平成12年９月30日現在：株式会社さくら銀行1,038,373百万円、株式会社住友銀行739,583百万円、平成13年９月30日現在：1,309,524百万円、以下同順にて記載）は、中間連結貸借対照表上の資本金（1,042,706百万円、752,848百万円、1,326,746百万円）から自己株式（13百万円、17百万円、33百万円）及び子会社の所有する親会社株式（4,318百万円、13,247百万円、17,189百万円）を控除したものであります。

2.　告示第４条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。

3.　告示第５条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4.　告示第５条第１項第５号および第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

5.　告示第７条第１項第１号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、および第２号に規定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

(金額単位　百万円)

項目		平成12年9月30日現在 株式会社さくら銀行	平成12年9月30日現在 株式会社住友銀行	平成13年9月30日現在
基本的項目	資本金 (注1)	1,042,692	752,830	1,326,713
	うち非累積的永久優先株	402,646	250,500	650,500
	新株式払込金	—	—	—
	資本準備金	899,521	643,080	1,684,361
	うち非累積的永久優先株	402,646	250,500	650,500
	利益準備金	131,261	107,859	241,421
	任意積立金	56,028	165,535	221,560
	中間未処分利益	92,128	69,560	255,721
	その他 (※)	285,533	535,730	837,501
	その他有価証券の評価差損(△)			425,669
	営業権相当額(△)	—	—	—
	計 (A)	2,507,165	2,274,596	4,141,610
	うちステップ・アップ金利条項付の優先出資証券 (注2)	—	194,400	214,920
補完的項目	有価証券含み益の45%相当額	—	—	
	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額			—
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	34,947	123,890	153,121
	一般貸倒引当金	182,015	229,716	405,182
	負債性資本調達手段等	1,264,776	1,623,560	2,640,890
	うち永久劣後債務 (注3)	651,202	524,577	888,839
	うち期限付劣後債務および期限付優先株 (注4)	613,574	1,098,983	1,752,051
	計	1,481,739	1,977,167	3,199,194
	うち自己資本への算入額 (B)	1,481,739	1,977,167	3,199,194
準補完的項目	短期劣後債務	—	—	—
	うち自己資本への算入額 (C)	—	—	—
控除項目	控除項目(注5) (D)	10,999	55,766	96,666
自己資本額	(A)＋(B)＋(C)－(D) (E)	3,977,905	4,195,997	7,244,138
リスク・アセット等	資産(オン・バランス)項目	29,151,926	31,595,301	57,813,382
	オフ・バランス取引項目	2,094,973	2,836,450	4,827,651
	信用リスク・アセットの額 (F)	31,246,899	34,431,751	62,641,034
	マーケット・リスク相当額に係る額((H)／8%) (G)	129,161	110,925	168,975
	(参考)マーケット・リスク相当額 (H)	10,332	8,874	13,518
	計 ((F)＋(G)) (I)	31,376,061	34,542,676	62,810,009
単体自己資本比率(国際統一基準)＝(E)／(I)×100		12.67%	12.14%	11.53%

(注) 1. 本表の資本金(平成12年9月30日現在：株式会社さくら銀行1,042,692百万円、株式会社住友銀行752,830百万円、平成13年9月30日現在：1,326,713百万円、以下同順にて記載)は、中間貸借対照表上の資本金(1,042,706百万円、752,848百万円、1,326,746百万円)から自己株式(13百万円、17百万円、33百万円)を控除したものであります。

2. 告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3. 告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4. 告示第15条第1項第5号および第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5. 告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※)「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の3件の優先出資証券が含まれています。

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 (Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円)	283,750百万円 (Initial Series 258,750百万円 Series B 25,000百万円)
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日(休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2への配当が停止された場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1. 損失吸収事由

当行につき、①自己資本比率/Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3. 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数に乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の中間貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1. 破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産、会社更生、再生手続等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2. 危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3. 要管理債権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4. 正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

（金額単位　億円）

債権の区分	平成12年９月30日現在		平成13年９月30日現在
	株式会社さくら銀行	株式会社住友銀行	
破産更生債権及びこれらに準ずる債権	4,399	1,818	5,740
危険債権	7,292	18,387	16,457
要管理債権	2,151	1,440	11,072
正常債権	327,576	329,879	640,399

2. 生産、受注及び販売の状況

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3. 対処すべき課題

厳しい経営環境の下、当行は、合併効果の早期実現と当初想定した以上の効果の実現を目指し、一層の収益力の強化と更なるコストの削減に向けた取り組みに注力しております。まず、収益力の強化につきましては、合併によって得られた邦銀屈指の顧客基盤から生まれるビジネス・チャンスを確実に捉え、真の顧客志向に根差したビジネス・スタイルへの転換を進めております。一方、更なるコスト削減につきましては、合併直後から全行を挙げ、既成概念に囚われることなく、聖域を設けず徹底的な経費削減策の策定、実行に取り組んでおります。

また、財務体質を一層強化するため、不良債権問題の最終処理の促進、株式相場変動の当行経営への影響を削減するための保有株式の圧縮を行うとともに、保有資産の処分による剰余金の増強を図ってまいります。更に、資本の有効活用の観点から、平成13年度中に資本金額を超過する法定準備金について剰余金への振替えを行い、株式相場下落への抵抗力の高い資本構成を実現してまいります。

特に不良債権問題につきましては、来期以降の業績の回復・向上への基礎を固めるために、最終処理を推進すると同時に、将来の資産劣化への十分な引当を確保すべく、平成13年度において1兆円のクレジットコストを見込んでおります。具体的には、債権売却等によるオフバランス化を前倒しで実施するとともに、要注意先等に関する将来の劣化リスクへの対応として、近時の経済情勢を踏まえた引当率の引上げ、特定業種の集中リスク・再編コストを勘案した引当金の積み増しを検討いたします。

なお、法定準備金の剰余金への振替えにつきましては、来年1月下旬または同2月上旬に開催予定の臨時株主総会において株主の皆様のご承認を頂いた上で、所要の手続を経て平成13年度中に実施する予定です。

当行は、合併はあくまで真の競争力強化に向けたスタート台に過ぎないとの認識の下、株主価値を基軸として、更なる努力を重ねてまいる所存です。

4. 経営上の重要な契約等

当行と株式会社さくら銀行は、平成13年4月1日を合併期日として合併いたしました。

(1) 合併の目的

経済・金融のグローバル化及び日本版ビッグバンの進展によって、邦銀間はもとより、業界及び国境の壁を越えた金融機関の競争が激化してきております。また、情報通信技術（ＩＴ）の飛躍的向上が銀行業務に大きな変革をもたらしており、お客様の利便性を確保し、そのニーズに的確に対応していくためには、ＩＴの活用が必須条件となってきております。

更に、銀行に働く役職員においても職業観の変化・多様化が進んでおり、自由闊達で自己実現が可能な職場環境を提供していくことが、ますます重要な課題となってきております。

このような環境の中、両行は、互いの強固な顧客基盤と高度な金融ソリューション力、充実した商品・サービス提供ネットワーク等を統合・整備し、併せて、経営の合理化を一段と進める一方で戦略的なシステム投資を積極化することにより、従来以上に付加価値の高い金融サービスをお客様に提供し、もって株主の期待に応えるためには、早期に合併することにより、新時代に相応しい新しい銀行をつくることが必要であるとの認識に至りました。

(2) 合併登記日

平成13年4月2日

(3) 合併の条件等については、「第5 経理の状況 1. 中間連結財務諸表等 (1) 中間連結財務諸表」の中の（重要な後発事象）に記載しております。

5. 研究開発活動

当中間連結会計期間の研究開発活動につきましては、当行では行っておりませんが、その他事業（システム開発・情報処理業）を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額に重要性はありません。

第3　設　備　の　状　況

1.　主要な設備の状況

当行は平成13年4月1日に株式会社さくら銀行との合併により、同行の全ての設備を引き継ぎました。

当中間連結会計期間において、主要な設備に重要な異動はありません。

2.　設備の新設、除却等の計画

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第4　提出会社の状況

1. 株式等の状況

(1) 株式の総数等

種類	会社が発行する株式の総数	摘要
普通株式	15,000,000,000株	
第一種優先株式	170,000,000	
第二種優先株式	250,000,000	
第三種優先株式	250,000,000	
第四種優先株式	300,000,000	
第五種優先株式	800,000,000	
第六種優先株式	7,423,000	
計	16,777,423,000	(注)

(注) 1. 「優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第五種優先株式もしくは第六種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。

2. 第六種優先株式につきましては、定款記載の「会社が発行する株式の総数」は1,000万株となっておりますが、当中間会計期間の末日までに、2,577千株が普通株式に転換されております。

	種類	発行数		上場証券取引所名又は登録証券業協会名	摘要
		中間会計期間末現在(平成13年9月30日)	提出日現在(平成13年12月18日)		
発行済株式	普通株式	5,709,424,395株	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部) 札幌証券取引所 ロンドン証券取引所	議決権あり (注) 1
	第1回第一種優先株式	67,000,000	同左	—	(注) 2
	第2回第一種優先株式	100,000,000	同左	—	(注) 3
	第五種優先株式	800,000,000	同左	—	(注) 4
	計	6,676,424,395	同左		

(注) 1. 提出日現在の発行数には、平成13年12月１日から半期報告書を提出する日までの転換社債の転換により発行された株式数及び商法第280条ノ19第１項に基づく新株引受権方式のストックオプションの権利行使により発行された株式数は含まれておりません。

2. 第１回第一種優先株式の内容は次のとおりであります。

(イ) 優先利益配当金

(a) 当行は、利益配当を行うときは、第１回第一種優先株式を有する株主(以下「第１回第一種優先株主」という)または第１回第一種優先株式の登録質権者(第１回第一種優先株主および第１回第一種優先株式の登録質権者を以下「第１回第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第１回第一種優先株式１株につき年10円50銭(ただし、平成11年３月31日を基準日として支払う優先利益配当金は、第１回第一種優先株式１株につき３銭)(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第１回第一種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第１回第一種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ) 優先株主に対する中間配当

当行は、中間配当を行うときは、第１回第一種優先株主等に対し、普通株主等に先立ち、第１回第一種優先株式１株につき５円25銭の中間配当金を支払う。

(ハ) 残余財産の分配

(a) 当行は、残余財産を分配するときは、第１回第一種優先株主等に対し、普通株主等に先立ち、第１回第一種優先株式１株につき3,000円を支払う。

(b) 第１回第一種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ) 優先株式の消却

当行は、いつでも第１回第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ) 優先株主の議決権

第１回第一種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ) 優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第１回第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第１回第一種優先株主に対し、新株の引受権または転換社債もしくは新株引受権付社債の引受権を与えない。

(ト) 普通株式への転換

第１回第一種優先株主は、以下に定めるところにより第１回第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成14年５月１日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、1,400円とする。

㋺転換価額の修正

転換価額は、平成14年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、修正後転換価額が980円(ただし、下記㋩により調整される)または当行の普通株式の額面金額の２倍相当額のいずれか高い金額(以下「下限転換価額」という)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㈧転換価額の調整

ⓐ第１回第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額=調整前転換価額\times\frac{既発行の普通株式数+\dfrac{新発行の普通株式数\times 1株あたりの払込金額}{時価}}{既発行の普通株式数+新発行の普通株式数}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

ただし、上記の算式により算出される調整後転換価額が当行の普通株式の額面金額の２倍相当額を下回る場合には、その額をもって調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日がある場合はその日の翌日、株式の分割のための株主割当日がない場合は商法第220条にて準用する商法第215条第１項に規定された一定の期間満了の日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株引受権を行使できる証券を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株引受権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株引受権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は次に定める日における当行の発行済普通株式数とする。

(ⅰ)株式の分割を行う場合には、商法第220条にて準用する商法第215条第１項に規定された一定の期間満了の日

(ⅱ)その他の場合には、調整後転換価額の適用開始日の１カ月前の日

㈡転換により発行すべき普通株式数

第１回第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$転換により発行すべき普通株式数=\frac{第1回第一種優先株主が転換請求のために提出した第1回第一種優先株式の発行価額総額}{転換価額}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㈱転換により発行する株式の内容

当行額面普通株式(１株の額面金額50円)

㈹転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㈷転換の効力発生

転換の効力は、転換請求書および第１回第一種優先株式の株券が上記㈹の転換請求受付場所に到着

した日に発生する。

③優先株式の一斉転換

㋑転換請求期間中に転換の請求がなされなかった第１回第一種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第１回第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が普通株式の額面金額または500円（１単位の株式のみなし併合が行われたときは、500円にみなし併合前の１単位の株式の数を乗じた額とする）のいずれか高い金額を下回るときは、第１回第一種優先株式１株の払込金相当額をそのいずれか高い金額で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第１回第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

3. 第２回第一種優先株式の内容は次のとおりであります。

(イ) 優先利益配当金

(a) 当行は、利益配当を行うときは、第２回第一種優先株式を有する株主（以下「第２回第一種優先株主」という）または第２回第一種優先株式の登録質権者（第２回第一種優先株主および第２回第一種優先株式の登録質権者を以下「第２回第一種優先株主等」と総称する）に対し、普通株式を有する株主または普通株式の登録質権者（以下「普通株主等」と総称する）に先立ち、第２回第一種優先株式１株につき28円50銭（ただし、平成11年３月31日を基準日として支払う優先利益配当金は、第２回第一種優先株式１株につき８銭）（以下「優先配当金額」という）の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第２回第一種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第２回第一種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ) 優先株主に対する中間配当

当行は、中間配当を行うときは、第２回第一種優先株主等に対し、普通株主等に先立ち、第２回第一種優先株式１株につき14円25銭の中間配当金を支払う。

(ハ) 残余財産の分配

(a) 当行は、残余財産を分配するときは、第２回第一種優先株主等に対し、普通株主等に先立ち、第２回第一種優先株式１株につき3,000円を支払う。

(b) 第２回第一種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ) 優先株式の消却

当行は、いつでも第２回第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ) 優先株主の議決権

第２回第一種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ) 優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第２回第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第２回第一種優先株主に対し、新株の引受権または転換社債もしくは新株引受権付社債の引受権を与えない。

(ト) 普通株式への転換

第２回第一種優先株主は、以下に定めるところにより第２回第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成17年８月１日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、平成17年８月１日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。当初転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該価額が980円(ただし、下記㋩により調整される)または当行の普通株式の額面金額の２倍相当額を下回る場合には、そのいずれか高い金額をもって当初転換価額とする。

㋺転換価額の修正

転換価額は、平成18年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、修正後転換価額が980円(ただし、下記㋩により調整される)または当行の普通株式の額面金額の２倍相当額のいずれか高い金額(以下「下限転換価額」という)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第２回第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株あたりの払込金額}}{\text{時　価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

ただし、上記の算式により算出される調整後転換価額が当行の普通株式の額面金額の２倍相当額を下回る場合には、その額をもって調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日がある場合はその日の翌日、株式の分割のための株主割当日がない場合は商法第220条にて準用する商法第215条第１項に規定された一定の期間満了の日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株引受権を行使できる証券を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株引受権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株引受権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日

がない場合は次に定める日における当行の発行済普通株式数とする。

(ⅰ)株式の分割を行う場合には、商法第220条にて適用する商法第215条第1項に規定された一定の期間満了の日

(ⅱ)その他の場合には、調整後転換価額の適用開始日の1カ月前の日

㊁転換により発行すべき普通株式数

第2回第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第2回第一種優先株主が転換請求のために提出した第2回第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

㊄転換により発行する株式の内容

当行額面普通株式(現在1株の額面金額50円)

㊅転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

㊦転換の効力発生

転換の効力は、転換請求書および第2回第一種優先株式の株券が上記㊅の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

㋑転換請求期間中に転換の請求がなされなかった第2回第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第2回第一種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、当該平均値が普通株式の額面金額または500円(1単位の株式のみなし併合が行われたときは、500円にみなし併合前の1単位の株式の数を乗じた額とする)のいずれか高い金額を下回るときは、第2回第一種優先株式1株の払込金相当額をそのいずれか高い金額で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第2回第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

4.　第五種優先株式の内容は次のとおりであります。

(イ) 優先利益配当金

(a) 当行は、利益配当を行うときは、第五種優先株式を有する株主(以下「第五種優先株主」という)または第五種優先株式の登録質権者(第五種優先株主および第五種優先株式の登録質権者を以下「第五種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第五種優先株式1株につき年13円70銭(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第五種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第五種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ) 優先株主に対する中間配当

当行は、中間配当を行うときは、第五種優先株主等に対し、普通株主等に先立ち、第五種優先株式1株につき6円85銭の中間配当金を支払う。

(ハ) 残余財産の分配

(a) 当行は、残余財産を分配するときは、第五種優先株主等に対し、普通株主等に先立ち、第五種優先株式1株につき1,000円を支払う。

(b) 第五種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ) 優先株式の消却

当行は、いつでも第五種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ) 優先株主の議決権

第五種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ) 優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第五種優先株式について株式の併合または分割は行わない。

(b) 当行は、第五種優先株主に対し、新株の引受権または転換社債もしくは新株引受権付社債の引受権を与えない。

(ト) 普通株式への転換

第五種優先株主は、以下に定めるところにより第五種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成14年10月1日から平成21年9月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、平成14年10月1日に先立つ45取引日目に始まる30取引日(以下「当初転換価額時価算定期間」という)の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

当初転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、当該価額が258円33銭(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって当初転換価額とする。なお、当初転換価額時価算定期間の終了する日の翌日以降当初転換価額の適用開始日の前日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、当初転換価額および下限転換価額は㋩に準じて調整される。

㋺転換価額の修正

転換価額は、平成15年10月1日以降平成18年10月1日までの毎年10月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、修正後転換価額が修正日前日において有効な下限転換価額を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋩転換価額の調整

ⓐ第五種優先株式発行後、次の(i)から(iii)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当たりの払込金額}}{\text{時　価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は円位未満小数第2位まで算出し、その小数第2位を四捨五入する。

ただし、上記の算式により算出される調整後転換価額が当行の普通株式の額面金額の2倍相当額を下回る場合には、その額をもって調整後転換価額とする。

(i)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ii)株式分割により普通株式を発行する場合

株式の分割のための株主割当日がある場合はその日の翌日、株式の分割のための株主割当日がない場合は商法第220条にて準用する商法第215条第1項に規定された一定の期間満了の日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(iii)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株引受権を行使できる証券を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行

される証券の全額が普通株式に転換されたものとみなし、またはすべての新株引受権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される証券の転換価額または新株引受権の行使価額がその発行日または割当日において確定しない場合には、転換または新株引受権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される証券の全額が普通株式に転換、またはすべての新株引受権が行使されたものとみなす。

ⓑただし、上記㋺に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が生じた場合には、上記㋺により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は次に定める日における当行の発行済普通株式数とする。

(ⅰ)株式の分割を行う場合には、商法第220条にて準用する商法第215条第１項に規定された一定の期間満了の日

(ⅱ)その他の場合には、調整後転換価額の適用開始日の１カ月前の日

ⓖ転換価額調整式で使用する１株当たりの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には０円、上記ⓐ(ⅲ)の場合には当該転換価額または新株引受権の行使価額をそれぞれいうものとする。

㊁下限転換価額の調整

上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㋩ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋩ⓑに定める場合には、調整後下限転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第五種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第五種優先株主が転換請求のために提出した第五種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当たって１株未満の端数が生じたときは、これを切り捨てる。

㋬転換により発行する株式の内容

当行額面普通株式(１株の額面金額50円)

㋣転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第五種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

平成21年９月30日までに転換請求がなかった第五種優先株式は、平成21年10月１日(以下「一斉転換日」という)をもって、第五種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が普通株式の額面金額または258円33銭のいずれか高い金額を下回るときは、第五種優先株式１株の払込金相当額をそのいずれか高い金額で除して得られる数の普通株式となる。上記の普通株式数の算出に当たって１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第五種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

(2) 発行済株式総数、資本金等の状況

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成13年４月２日	千株 3,273,423	千株 6,581,485	千円 523,851,903	千円 1,276,700,535	千円 991,326,846	千円 1,634,407,041	株式会社さくら銀行との合併 (合併比率　1：0.6)
平成13年４月１日～ 平成13年９月30日	91,324	6,672,810	50,045,649	1,326,746,185	49,954,350	1,684,361,392	転換社債の普通株式への転換
平成13年４月１日～ 平成13年９月30日	3,614	6,676,424	―	1,326,746,185	―	1,684,361,392	優先株式の普通株式への転換

(注) 1.　転換社債の残高、転換価格及び資本組入額は次のとおりであります。

銘柄 (発行年月日)	平成13年９月30日現在			平成13年11月30日現在		
	残高	転換価格	資本組入額	残高	転換価格	資本組入額
2004年満期米ドル建転換社債 (平成元年１月30日)	8,660千米ドル (1,106,776千円)	3,606.90円 (１米ドル ＝127.75円)	(脚注)参照	8,660千米ドル (1,106,776千円)	3,606.90円 (１米ドル ＝127.75円)	(脚注)参照

(脚注)　転換により発行する株式の発行価額中資本に組入れる額は、当該発行価額に0.5を乗じ、その結果１円未満の端数を生じるときは、その端数を切り上げた額で、当行記名式額面普通株式の額面金額を下回らないものとします。

2.　商法第280条ノ19第２項に基づく新株引受権方式のストックオプションの新株発行予定残数、発行価額、資本組入額及び発行予定期間は次のとおりであります。

株主総会の特別決議日	平成13年９月30日現在				平成13年11月30日現在			
	新株発行予定残数	発行価額	資本組入額	発行予定期間	新株発行予定残数	発行価額	資本組入額	発行予定期間
平成10年６月26日	株 296,000	１株につき 1,432円	１株につき 716円	平成12年６月27日 ～ 平成20年６月26日	株 296,000	１株につき 1,432円	１株につき 716円	平成12年６月27日 ～ 平成20年６月26日
平成11年６月29日	株 393,000	１株につき 1,628円	１株につき 814円	平成13年６月30日 ～ 平成21年６月29日	株 393,000	１株につき 1,628円	１株につき 814円	平成13年６月30日 ～ 平成21年６月29日
平成12年６月29日	株 353,000	１株につき 1,361円	１株につき 681円	平成14年６月30日 ～ 平成22年６月29日	株 353,000	１株につき 1,361円	１株につき 681円	平成14年６月30日 ～ 平成22年６月29日
平成13年６月28日	株 1,149,000	１株につき 1,035円	１株につき 518円	平成15年６月29日 ～ 平成23年６月28日	株 1,149,000	１株につき 1,035円	１株につき 518円	平成15年６月29日 ～ 平成23年６月28日

(脚注) 1.　新株発行予定残数とは、特別決議における新株発行予定数から既に発行した株数を減じた数のことであります。

2.　資本組入額は、新株発行を決定する取締役会において決定しております。

3.　株式会社さくら銀行から承継した商法第280条ノ19第２項に基づく新株引受権方式のストック・オプションの新株発行予定残数、発行価額、資本組入額及び発行予定期間は次のとおりであります。

株式会社さくら銀行における株主総会の特別決議日	平成13年９月30日現在				平成13年11月30日現在			
	新株発行予定残数	発行価額	資本組入額	発行予定期間	新株発行予定残数	発行価額	資本組入額	発行予定期間
平成11年６月29日	株 167,400	１株につき 1,124円	１株につき 562円	平成13年６月30日 〜 平成21年６月29日	株 167,400	１株につき 1,124円	１株につき 562円	平成13年６月30日 〜 平成21年６月29日
平成12年６月29日	株 174,600	１株につき 1,287円	１株につき 644円	平成14年６月30日 〜 平成22年６月29日	株 174,600	１株につき 1,287円	１株につき 644円	平成14年６月30日 〜 平成22年６月29日

（注）1.　新株発行予定残数とは、特別決議における新株発行予定数から既に発行した株数を減じた数のことであります。

2.　資本組入額は、新株発行を決定する取締役会において決定しております。

3.　新株発行予定残数、発行価額及び資本組入額は、いずれも合併契約書の規定に基づいた割合により調整された数及び額を記載しております。

(3) 大株主の状況

① 普通株式

(平成13年9月30日現在)

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海1丁目8番11号	千株 217,038	% 3.80
日本生命保険相互会社	大阪市中央区今橋3丁目5番12号	213,544	3.74
住友生命保険相互会社	東京都中央区築地7丁目18番24号	153,427	2.68
三菱信託銀行株式会社(信託口)	東京都千代田区永田町2丁目11番1号	123,012	2.15
太陽生命保険相互会社	東京都中央区日本橋2丁目11番2号	122,207	2.14
松下電器産業株式会社	大阪府門真市大字門真1006番地	103,570	1.81
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社富士銀行兜町カストディ業務室)	P.O.BOX351 ボストン マサチューセッツ 02101, 米国 (東京都中央区日本橋兜町6番7号)	98,572	1.72
東洋信託銀行株式会社(信託勘定A口)	東京都千代田区丸の内1丁目4番3号	89,466	1.56
ザ チェース マンハッタン バンク エヌエイ ロンドン (常任代理人 株式会社富士銀行兜町カストディ業務室)	ウールゲートハウス コールマン ストリート ロンドン EC2P 2HD, 英国 (東京都中央区日本橋兜町6番7号)	80,983	1.41
三井生命保険相互会社	東京都千代田区大手町1丁目2番3号	76,651	1.34
計		1,278,472	22.39

② 第1回第一種優先株式

(平成13年9月30日現在)

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社整理回収機構	東京都中野区本町2丁目46番1号	千株 67,000	% 100.00
計		67,000	100.00

③ 第2回第一種優先株式

(平成13年9月30日現在)

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社整理回収機構	東京都中野区本町2丁目46番1号	千株 100,000	% 100.00
計		100,000	100.00

④ 第五種優先株式

(平成13年9月30日現在)

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社整理回収機構	東京都中野区本町2丁目46番1号	千株 800,000	% 100.00
計		800,000	100.00

(4) 議決権の状況

（平成13年９月30日現在）

発行済株式	議決権のない株式数	議決権のある株式数		単位未満株式数	摘要
		自己株式等	その他		
	株 967,000,000	株 14,268,000	株 5,658,571,000	株 36,585,395	（注）

（注）1.　左記の「議決権のある株式数」の「その他」及び「単位未満株式数」の欄には、証券保管振替機構名義の株式が、それぞれ556,000株及び125,118株含まれております。

なお、「単元未満株式数」については、「単位未満株式数」に読み替えて表示しております。

2.　左記の「単位未満株式数」の欄には、当行所有の自己株式178株及び相互保有株式が次のとおり含まれております。

相互保有株式の所有者の氏名又は名称	所有株式数
株式会社みなと銀行	株 97
三井住友銀リース株式会社	384
三井住友カード株式会社	270
株式会社関西銀行	179
さくら抵当証券株式会社	414
さくらフレンド証券株式会社	600

自己株式等	所有者の氏名又は名称等		所有株式数			発行済株式総数に対する所有株式数の割合	摘要
	氏名又は名称	住所	自己名義	他人名義	計		
	株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	株 32,000	株 —	株 32,000	% 0.00	（注）
	株式会社みなと銀行	神戸市中央区三宮町２丁目１番１号	5,254,000	—	5,254,000	0.09	
	大和証券エスエムビーシー株式会社	東京都中央区八重洲１丁目３番５号	3,781,000	—	3,781,000	0.06	
	三井住友銀リース株式会社	東京都港区西新橋３丁目９番４号	2,276,000	—	2,276,000	0.03	
	三井住友カード株式会社	大阪市中央区今橋４丁目５番15号	1,314,000	—	1,314,000	0.02	
	株式会社関西銀行	大阪市中央区心斎橋筋２丁目７番21号	1,114,000	—	1,114,000	0.01	
	さくら抵当証券株式会社	東京都中央区日本橋本町３丁目４番10号	292,000	—	292,000	0.00	
	さくらフレンド証券株式会社	東京都中央区日本橋兜町７番12号	205,000	—	205,000	0.00	
	計		14,268,000	—	14,268,000	0.24	

（注）　左記のほか、株主名簿上は当行名義となっておりますが、実質的に所有していない株式が38,000株あります。なお、当該株式は、上記「発行済株式」の「議決権のある株式数」の「その他」に含まれております。

2. 株価の推移

(1) 普通株式

	月別	平成13年4月	5月	6月	7月	8月	9月
当該中間会計期間における月別最高・最低株価	最高	円 1,240	1,215	1,058	1,020	1,055	1,080
	最低	円 1,006	1,002	896	835	876	841

(注) 最高・最低株価は、東京証券取引所(市場第一部)におけるものであります。

(2) 第1回第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(3) 第2回第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(4) 第五種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

3. 役員の状況

(1) 新任役員

該当ありません。

(2) 退任役員

役名及び職名	氏名	退任年月日
常任監査役	佐久間　博	平成13年10年5日

(3) 役員の役職の異動

該当ありません。

(注)　執行役員の状況
執行役員(取締役を兼務する執行役員を除く)の構成については、変更ありません。

第５　経　理　の　状　況

1.　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

2.　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前中間会計期間(自平成12年４月１日　至平成12年９月30日)は改正前の中間財務諸表等規則及び銀行法施行規則に基づき、当中間会計期間(自平成13年４月１日　至平成13年９月30日)は改正後の中間財務諸表等規則(「証券取引法第161条の２に規定する取引及びその保証金に関する内閣府令等の一部を改正する内閣府令」(平成13年内閣府令第76号)附則第３条ただし書き)及び「銀行法施行規則の一部を改正する内閣府令」(平成13年内閣府令第85号)附則３項に基づき作成しております。

3.　当行は、平成13年４月１日を合併期日として株式会社さくら銀行と合併いたしました。従って当連結会計年度(自平成13年４月１日　至平成14年３月31日)並びに当事業年度(自平成13年４月１日　至平成14年３月31日)は合併初年度でありますので、当中間連結会計期間(自平成13年４月１日　至平成13年９月30日)の中間連結財務諸表に対比する前中間連結会計期間(自平成12年４月１日　至平成12年９月30日)に係る中間連結財務諸表及び前連結会計年度(自平成12年４月１日　至平成13年３月31日)に係る要約連結財務諸表並びに当中間会計期間の中間財務諸表に対比する前中間会計期間に係る中間財務諸表及び前事業年度(自平成12年４月１日　至平成13年３月31日)に係る要約財務諸表は、株式会社さくら銀行と株式会社住友銀行ごとに表示しております。

4.　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

5.　前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表は、証券取引法第193条の２の規定に基づき、朝日監査法人の監査証明を受けております。

また、株式会社さくら銀行の前中間連結会計期間の中間連結財務諸表並びに前中間会計期間の中間財務諸表は、監査法人太田昭和センチュリー(注)及び監査法人トーマツの監査証明を受けております。

その中間監査報告書は、中間連結財務諸表及び中間財務諸表のそれぞれの直前に掲げております。

(注)　株式会社さくら銀行の会計監査を担当しておりました監査法人太田昭和センチュリーは、平成13年７月１日付で、法人名称を「新日本監査法人」に変更しております。

中間監査報告書

平成１２年１２月１５日

株式会社 さくら銀行
取締役頭取 岡田明重 殿

監査法人 太田昭和センチュリー

代表社員
関与社員 公認会計士 松村俊夫

関与社員 公認会計士 吉田高志

関与社員 公認会計士 松村直季

監査法人 トーマツ

代表社員
関与社員 公認会計士 浅田永治

代表社員
関与社員 公認会計士 手塚仙夫

代表社員
関与社員 公認会計士 古澤茂

私どもは、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社さくら銀行の平成１２年４月１日から平成１３年３月３１日までの連結会計年度の中間連結会計期間（平成１２年４月１日から平成１２年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、私どもは、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において私どもは、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成１１年大蔵省令第２４号）の定めるところに準拠しているものと認められた。

よって、私どもは、上記の中間連結財務諸表が株式会社さくら銀行及び連結子会社の平成１２年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１２年４月１日から平成１２年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と私ども両監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当中間連結会計期間より中間連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により中間連結財務諸表を作成している。

以上

中間監査報告書

平成12年12月12日

株式会社住友銀行

頭　　取　西川善文殿

朝日監査法人

代表社員
関与社員　公認会計士　大東正躬

関与社員　公認会計士　吾妻　務

関与社員　公認会計士　高波博之

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社住友銀行の平成12年４月１日から平成13年３月31日までの連結会計年度の中間連結会計期間（平成12年４月１日から平成12年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社住友銀行及び連結子会社の平成12年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成12年４月１日から平成12年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当中間連結会計期間より中間連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により中間連結財務諸表を作成している。

以　上

中　間　監　査　報　告　書

平成13年12月17日

株式会社三井住友銀行

頭　　取　西　川　善　文　殿

朝　日　監　査　法　人

代　表　社　員　　公認会計士　岩本　繁　㊞

代　表　社　員
関　与　社　員　　公認会計士　小東正男　㊞

関　与　社　員　　公認会計士　髙波博之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成13年４月１日から平成14年３月31日までの連結会計年度の中間連結会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社三井住友銀行及び連結子会社の平成13年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当中間連結会計期間より中間連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により中間連結財務諸表を作成している。

以　上

1. 中間連結財務諸表等

(1) 中間連結財務諸表

① 中間連結貸借対照表

（資　産　の　部）

（金額単位　百万円）

科目 ＼ 連結会計期間別	前中間連結会計期間（平成12年９月30日現在） 株式会社さくら銀行 金額	構成比	株式会社住友銀行 金額	構成比	当中間連結会計期間（平成13年９月30日現在） 金額	構成比	前連結会計年度連結貸借対照表（平成13年３月31日現在） 株式会社さくら銀行 金額	構成比	株式会社住友銀行 金額	構成比
		%		%		%		%		%
現金預け金※8	2,657,191	5.24	3,680,768	6.50	5,736,255	5.34	2,896,268	5.59	4,623,597	6.86
コールローン及び買入手形	99,753	0.20	153,636	0.27	425,289	0.39	368,425	0.71	139,189	0.20
買現先勘定	―	―	297,740	0.53	981,216	0.91	―	―	2,905,306	4.31
買入金銭債権※8	64,300	0.13	134,986	0.24	330,214	0.31	90,519	0.17	168,497	0.25
特定取引資産※2,8	1,520,146	3.00	1,607,749	2.84	3,225,015	3.00	577,578	1.11	1,913,404	2.84
金銭の信託	50,002	0.10	61,275	0.11	63,622	0.06	22,208	0.04	52,912	0.08
有価証券※1,2,8	7,581,110	14.95	11,451,236	20.23	20,511,560	19.08	10,466,528	20.19	16,845,970	24.99
貸出金※3,4,5,6,7,8,9	33,330,305	65.72	33,332,087	58.88	64,727,609	60.21	32,906,703	63.47	32,630,388	48.42
外国為替※7	314,959	0.62	424,368	0.75	644,896	0.60	268,669	0.52	470,092	0.70
その他資産※2,8,10	2,629,573	5.19	2,802,689	4.95	4,362,508	4.06	1,359,442	2.62	4,297,808	6.38
動産不動産※8,12,13	879,669	1.73	677,060	1.20	1,414,607	1.31	883,059	1.70	683,833	1.01
リース資産※13	―	―	816,923	1.44	939,746	0.87	―	―	827,134	1.23
繰延税金資産	589,254	1.16	613,010	1.08	1,696,347	1.58	558,234	1.08	598,280	0.89
連結調整勘定	5,969	0.01	―	―	5,446	0.01	―	―	6,224	0.01
支払承諾見返	1,598,853	3.15	1,570,111	2.77	3,601,158	3.35	1,964,073	3.79	1,987,164	2.95
貸倒引当金	△608,011	△1.20	△1,013,591	△1.79	△1,163,469	△1.08	△512,023	△0.99	△756,830	△1.12
資産の部合計	50,713,080	100.00	56,610,052	100.00	107,502,027	100.00	51,849,687	100.00	67,392,974	100.00

（負債、少数株主持分及び資本の部）

（金額単位　百万円）

連結会計期間別 / 科目	前中間連結会計期間（平成12年９月30日現在） 株式会社さくら銀行 金額	構成比	株式会社住友銀行 金額	構成比	当中間連結会計期間（平成13年９月30日現在） 金額	構成比	前連結会計年度 連結貸借対照表（平成13年３月31日現在） 株式会社さくら銀行 金額	構成比	株式会社住友銀行 金額	構成比
		%		%		%		%		%
預金※8	31,650,699	62.41	29,435,114	52.00	60,533,175	56.31	32,003,989	61.72	31,045,062	46.07
譲渡性預金	4,208,649	8.30	5,016,511	8.86	11,291,895	10.50	4,621,021	8.91	7,025,950	10.42
コールマネー及び売渡手形※8	3,287,952	6.48	4,428,021	7.82	8,541,814	7.95	4,608,193	8.89	5,332,877	7.91
売現先勘定※8	—	—	3,388,459	5.98	1,808,365	1.68	—	—	5,262,187	7.81
コマーシャル・ペーパー	77,096	0.15	190,592	0.34	1,274,071	1.19	1,141,697	2.20	594,456	0.88
特定取引負債※8	658,006	1.30	623,888	1.10	2,163,173	2.01	201,407	0.39	1,068,607	1.58
借用金※8,14	1,380,304	2.72	2,447,303	4.32	2,938,927	2.73	1,138,305	2.19	2,322,477	3.45
外国為替	34,805	0.07	110,837	0.20	251,403	0.23	37,094	0.07	213,813	0.32
社債※15	1,260,023	2.49	1,724,353	3.05	3,398,674	3.16	1,133,368	2.19	2,061,693	3.06
転換社債	95	0.00	101,106	0.18	1,106	0.00	—	—	101,106	0.15
債券貸付取引担保金※8	—	—	—	—	3,906,531	3.63	—	—	4,607,098	6.84
その他負債※8,10,11	3,804,063	7.50	4,937,064	8.72	2,943,028	2.74	2,296,793	4.43	3,116,359	4.62
賞与引当金	—	—	—	—	22,385	0.02	—	—	—	—
退職給付引当金	61,964	0.12	51,808	0.09	180,457	0.17	31,716	0.06	7,972	0.01
債権売却損失引当金	72,781	0.14	69,252	0.12	126,538	0.12	70,627	0.14	74,639	0.11
特別法上の引当金	645	0.00	8	0.00	637	0.00	643	0.00	8	0.00
繰延税金負債	312	0.00	8,712	0.02	53,352	0.05	369	0.00	24,271	0.04
再評価に係る繰延税金負債※12	43,703	0.09	105,650	0.19	145,229	0.14	40,654	0.08	103,401	0.15
支払承諾※8	1,598,853	3.15	1,570,111	2.77	3,601,158	3.35	1,964,073	3.79	1,987,164	2.95
負債の部合計	48,139,958	94.92	54,208,797	95.76	103,181,928	95.98	49,289,955	95.06	64,949,149	96.37
少数株主持分	389,368	0.77	588,064	1.04	967,934	0.90	383,922	0.74	606,673	0.90
資本金	1,042,706	2.06	752,848	1.33	1,326,746	1.24	1,042,706	2.01	752,848	1.12
資本準備金	899,521	1.77	643,080	1.14	1,684,361	1.57	899,521	1.73	643,080	0.95
再評価差額金※12	67,785	0.13	171,293	0.30	230,153	0.21	63,056	0.12	167,613	0.25
連結剰余金	209,401	0.41	319,979	0.57	541,424	0.50	196,060	0.38	319,924	0.48
その他有価証券評価差額金	—	—	—	—	△394,819	△0.37	—	—	—	—
為替換算調整勘定	△31,329	△0.06	△60,746	△0.11	△18,479	△0.02	△20,939	△0.04	△32,171	△0.05
計	2,188,084	4.31	1,826,455	3.23	3,369,386	3.13	2,180,405	4.20	1,851,296	2.75
自己株式	△13	△0.00	△17	△0.00	△33	△0.00	△42	△0.00	△4	△0.00
子会社の所有する親会社株式	△4,318	△0.00	△13,247	△0.03	△17,189	△0.01	△4,552	△0.00	△14,140	△0.02
資本の部合計	2,183,752	4.31	1,813,189	3.20	3,352,163	3.12	2,175,809	4.20	1,837,151	2.73
負債、少数株主持分及び資本の部合計	50,713,080	100.00	56,610,052	100.00	107,502,027	100.00	51,849,687	100.00	67,392,974	100.00

② 中間連結損益計算書

（金額単位　百万円）

連結会計期間別／科目	前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）				当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）		前連結会計年度 要約連結損益計算書（自 平成12年4月1日 至 平成13年3月31日）			
	株式会社さくら銀行		株式会社住友銀行				株式会社さくら銀行		株式会社住友銀行	
	金額	百分比	金額	百分比	金額	百分比	金額	百分比	金額	百分比
		%		%		%		%		%
経常収益	881,178	100.00	1,294,470	100.00	1,801,802	100.00	1,723,182	100.00	2,725,995	100.00
資金運用収益	588,479		596,758		1,067,744		1,107,828		1,328,056	
（うち貸出金利息）	(374,823)		(404,976)		(731,458)		(795,443)		(851,820)	
（うち有価証券利息配当金）	(58,644)		(77,851)		(147,883)		(134,621)		(193,828)	
役務取引等収益	102,464		98,051		189,936		209,261		202,836	
特定取引収益	13,036		31,938		73,656		26,807		84,376	
その他業務収益	52,466		270,285		394,199		97,621		552,060	
その他経常収益※1	124,730		297,436		76,266		281,663		558,665	
経常費用	775,178	87.97	1,032,132	79.73	1,687,351	93.65	1,539,306	89.33	2,415,254	88.60
資金調達費用	279,092		295,820		393,013		437,840		674,508	
（うち預金利息）	(100,521)		(160,436)		(193,420)		(233,379)		(374,606)	
役務取引等費用	29,425		17,041		36,388		61,863		33,918	
特定取引費用	—		1,662		—		—		2,146	
その他業務費用	27,873		240,412		321,415		55,471		505,193	
営業経費※2	228,486		220,105		468,382		490,621		450,268	
その他経常費用※3	210,301		257,089		468,151		493,509		749,218	
経常利益	105,999	12.03	262,337	20.27	114,450	6.35	183,876	10.67	310,741	11.40
特別利益※4	3,605	0.41	912	0.07	5,866	0.33	50,431	2.92	1,590	0.06
特別損失※5	24,104	2.74	17,478	1.35	21,652	1.20	102,261	5.93	38,863	1.43
税金等調整前中間（当期）純利益	85,500	9.70	245,771	18.99	98,665	5.48	132,046	7.66	273,468	10.03
法人税、住民税及び事業税	5,528	0.63	69,661	5.38	37,746	2.10	8,091	0.47	57,439	2.11
法人税等調整額	41,716	4.73	95,166	7.36	3,605	0.20	69,900	4.05	128,327	4.71
少数株主利益	6,953	0.79	5,062	0.39	23,116	1.28	5,115	0.30	4,231	0.15
中間（当期）純利益	31,302	3.55	75,881	5.86	34,196	1.90	48,939	2.84	83,469	3.06

③ 中間連結剰余金計算書

(金額単位 百万円)

科目 ＼ 連結会計期間別	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日) 株式会社さくら銀行 金額	前中間連結会計期間 株式会社住友銀行 金額	当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日) 金額	前連結会計年度連結剰余金計算書 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行 金額	前連結会計年度連結剰余金計算書 株式会社住友銀行 金額
連結剰余金期首残高	198,161	253,573	319,924	198,161	253,573
連結剰余金増加高	2,968	1,724	309,864	7,697	5,281
再評価差額金の取崩に伴う剰余金増加高	2,030	1,724	—	6,759	5,281
持分法適用会社の除外に伴う剰余金増加高	938	—	—	938	—
合併に伴う剰余金増加高	—	—	296,313	—	—
連結子会社の合併に伴う剰余金増加高	—	—	1,786	—	—
連結子会社の増加に伴う剰余金増加高	—	—	10,936	—	—
持分法適用会社の増加に伴う剰余金増加高	—	—	828	—	—
連結剰余金減少高	23,030	11,199	122,561	58,736	22,400
配当金	17,852	11,199	11,199	35,705	22,399
合併交付金	—	—	—	17,853	—
連結子会社の減少に伴う剰余金減少高	—	—	—	—	0
連結子会社の合併に伴う剰余金減少高	5,177	—	4,465	5,177	—
連結子会社の増加に伴う剰余金減少高	—	—	106,479	—	—
持分法適用会社の増加に伴う剰余金減少高	—	—	3	—	—
再評価差額金の取崩に伴う剰余金減少高	—	—	413	—	—
中間(当期)純利益	31,302	75,881	34,196	48,939	83,469
連結剰余金中間期末(期末)残高	209,401	319,979	541,424	196,060	319,924

④ 中間連結キャッシュ・フロー計算書

（金額単位　百万円）

科目	前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）		当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度 連結キャッシュ・フロー計算書（自 平成12年4月1日 至 平成13年3月31日）	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
Ⅰ 営業活動によるキャッシュ・フロー					
税金等調整前中間(当期)純利益	85,500	245,771	98,665	132,046	273,468
動産不動産減価償却費	—	11,317	—	—	26,140
減価償却費	15,719	—	—	35,123	—
動産不動産等減価償却費	—	—	46,712	—	—
リース資産減価償却費	—	135,089	153,718	—	268,700
連結調整勘定償却額	—	—	1,827	7,077	1,571
持分法による投資損益(△)	△7,443	△16,675	364	△7,883	△36,479
貸倒引当金の増加額	△124,238	65,457	△104,836	△231,386	△192,154
債権売却損失引当金の増加額	△24,851	△46,987	△18,728	△27,006	△41,600
賞与引当金の増加額	—	—	22,385	—	—
退職給与引当金の増加額	△41,367	—	—	△41,371	—
退職給付引当金の増加額	56,319	2,092	△9,984	26,052	△46,355
資金運用収益	△588,479	△596,758	△1,067,744	△1,107,828	△1,328,056
資金調達費用	279,092	295,820	393,013	437,840	674,508
有価証券関係損益(△)	9,650	△254,467	△17,951	△82,439	△418,493
金銭の信託の運用損益(△)	164	△70	349	△536	△268
為替差損益(△)	△9,648	10,759	9,313	△48,638	△103,436
動産不動産処分損益(△)	2,498	6,425	8,309	18,810	15,097
リース資産処分損益(△)	—	8,670	885	—	3,575
営業譲渡益	—	—	△5,000	—	—
特定取引資産の純増(△)減	△94,227	△13,679	△727,177	873,036	△303,615
特定取引負債の純増減(△)	294,181	△4,331	880,170	△189,217	433,148
特定取引未払金の純増減(△)	△265,226	—	—	△588,359	—
貸出金の純増(△)減	710,521	△380,120	658,132	1,390,760	350,155
預金の純増減(△)	△672,931	1,072,867	△2,512,450	△682,160	2,687,498
譲渡性預金の純増減(△)	690,740	△1,853,328	△355,050	1,099,791	154,263
借用金(劣後特約付借入金を除く)の純増減(△)	△136,240	△74,164	△430,281	△409,051	△203,229
有利息預け金の純増(△)減	—	△188,190	1,525,833	—	△1,087,125
預け金(日銀預け金を除く)の純増(△)減	△800,494	—	—	△902,846	—
コールローン等の純増(△)減	70,808	34,625	2,113,527	△211,068	△2,576,375
債券借入取引担保金の純増(△)減	247,971	△262,912	△223,111	680,428	△652,884
コールマネー等の純増減(△)	708,130	416,954	△4,881,493	2,019,431	3,166,244
コマーシャル・ペーパーの純増減(△)	△388,593	△1,912	△462,749	675,474	401,621
債券貸付取引担保金の純増減(△)	△325,514	△767,749	△984,252	△797,435	1,318,733

(金額単位　百万円)

連結会計期間別 科目	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
外国為替(資産)の純増(△)減	7,386	△61,428	93,962	61,228	△107,134
外国為替(負債)の純増減(△)	5,432	△53,140	655	7,474	49,833
普通社債の発行・償還による純増減(△)	192,363	198,999	200,293	200,967	478,453
資金運用による収入	544,252	550,594	1,154,603	1,149,235	1,211,640
資金調達による支出	△286,787	△262,161	△475,110	△439,998	△837,803
その他	△38,118	69,261	△753,281	181,585	25,236
小計	116,568	△1,713,371	△5,666,480	3,229,136	3,604,878
法人税等の支払額	△4,780	△18,309	△31,808	△10,663	△47,172
営業活動によるキャッシュ・フロー	111,788	△1,731,681	△5,698,288	3,218,472	3,557,706
Ⅱ 投資活動によるキャッシュ・フロー					
有価証券の取得による支出	△5,393,097	△10,026,044	△20,323,863	△16,532,695	△28,751,233
有価証券の売却による収入	2,989,169	4,657,289	16,412,440	9,537,615	12,151,611
有価証券の償還による収入	2,102,554	6,796,274	9,595,326	3,944,752	12,930,322
金銭の信託の増加による支出	—	△90,157	△1,677	△9,171	△91,300
金銭の信託の減少による収入	22,339	138,097	8,653	60,289	148,488
動産不動産の取得による支出	△40,288	△20,879	△24,814	△118,836	△49,183
動産不動産の売却による収入	24,468	5,241	4,469	60,584	21,260
リース資産の取得による支出	—	△154,476	△182,574	—	△314,383
リース資産の売却による収入	—	17,820	17,289	—	35,590
連結範囲の変更を伴う子会社株式の取得による支出	△20,024	—	△599	△2,684	—
連結範囲の変更を伴う子会社株式の売却による収入	—	4,937	—	—	5,083
営業譲渡による収入	—	—	5,000	—	—
投資活動によるキャッシュ・フロー	△314,879	1,328,103	5,509,649	△3,060,146	△3,913,743
Ⅲ 財務活動によるキャッシュ・フロー					
劣後特約付借入による収入	44,363	—	45,000	112,283	10,000
劣後特約付借入金の返済による支出	△136,500	—	△146,000	△319,774	△52,000
劣後特約付社債・転換社債の発行による収入	149,200	54,500	151,000	149,500	104,500
劣後特約付社債・転換社債の償還による支出	△143,785	△116,000	△89,045	△332,631	△143,550
配当金支払額	△17,852	△11,203	△11,084	△35,705	△22,406

（金額単位　百万円）

科目 ＼ 連結会計期間別	前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）株式会社さくら銀行	前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）株式会社住友銀行	当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度 連結キャッシュ・フロー計算書（自 平成12年4月1日 至 平成13年3月31日）株式会社さくら銀行	前連結会計年度 連結キャッシュ・フロー計算書（自 平成12年4月1日 至 平成13年3月31日）株式会社住友銀行
合併交付金支払額	—	—	△17,834	—	—
少数株主からの払込みによる収入	—	—	—	14,000	—
少数株主への配当金支払額	△5,967	△339	△22,153	△7,474	△192
自己株式の取得による支出	△343	△318	△8,288	△808	△541
自己株式の売却による収入	338	315	8,286	586	548
子会社の所有する親会社株式の売却による収入	—	—	1,607	—	—
財務活動によるキャッシュ・フロー	△110,547	△73,046	△88,511	△420,024	△103,642
Ⅳ 現金及び現金同等物に係る換算差額	△142	△298	△1,320	830	2,525
Ⅴ 現金及び現金同等物の増加額	△313,781	△476,922	△278,471	△260,867	△457,154
Ⅵ 現金及び現金同等物の期首残高	1,408,146	1,323,157	868,132	1,408,146	1,323,157
Ⅶ 合併に伴う現金及び現金同等物の増加額	—	—	1,075,527	—	—
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	—	—	2,401	—	—
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	90	—	96,459	90	2,129
Ⅹ 現金及び現金同等物の中間期末（期末）残高	1,094,455	846,235	1,764,049	1,147,369	868,132

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）		当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
1. 連結の範囲に関する事項	(1) 連結子会社 63社 主要な会社名 Manufacturers Bank さくら証券株式会社 Sakura Finance International Limited Sakura Global Capital, Inc. なお、株式会社みなと銀行他7社は株式取得により、さくらローンパートナー株式会社、株式会社ジャパンネット銀行他2社は設立により、さくらフレンド事務サービス株式会社は親会社(旧神栄石野証券株式会社、現さくらフレンド証券株式会社)の合併に伴い、当中間連結会計期間から連結しております。 また、Sakura Financial Futures (Singapore) Pte. Limited は清算により除外しております。	(1) 連結子会社 71社 主要な会社名 株式会社住友クレジットサービス 住銀リース株式会社 住銀ファイナンス株式会社 住銀保証株式会社 住銀インベストメント株式会社 株式会社関西銀行 Sumitomo Bank Capital Markets, Inc. なお、すみぎん信託銀行株式会社は売却により、Sumitomo Bank (Deutschland) GmbH 他2社は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。	(1) 連結子会社 155社 主要な会社名 株式会社みなと銀行 株式会社関西銀行 Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 エスエムビーシーキャピタル株式会社 エスエムビーシーファイナンス株式会社 さくらフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、株式会社みなと銀行他72社は株式会社さくら銀行との合併により、三生信用保証株式会社他1社は株式の取得等により当中間連結会計期間から連結子会社としております。 また、泉センターサービス株式会社他3社は合併に伴う清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。	(1) 連結子会社 65社 主要な連結子会社名は、「第1 企業の概況」の4. 関係会社の状況に記載しているため省略しました。 なお、株式会社みなと銀行他8社は株式取得により、株式会社ジャパンネット銀行、さくらローンパートナー株式会社他8社は設立等により、株式会社さくらフレンド調査センターは親会社の合併により、当連結会計年度から連結しております。 また、Sakura Financial Futures (Singapore) Pte Limited 他5社は清算により除外しております。	(1) 連結子会社 84社 主要な連結子会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 なお、従来持分法適用の関連会社であった株式会社日本総合研究所他8社は、議決権の所有割合が増加したことにより、実質的に支配を獲得したと認められることから、他の8社は設立等により、当連結会計年度から連結子会社といたしました。また、すみぎん信託銀行株式会社他2社は売却により、Sumitomo Bank (Deutschland) GmbH 他4社は清算により子会社でなくなったため、連結子会社から除外しております。
	(2) 非連結子会社 主要な会社名 株式会社さくら総合研究所 非連結子会社は、その資産、経常収益、中間純損益(持分に見合う額)及び剰余金(持分に見合う額)からみて、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいため、連結の範囲から除外しております。	(2) 非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他47社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。	(2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・マネイジメント株式会社他106社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。	(2) 非連結子会社 主要な会社名 株式会社さくら総合研究所 非連結子会社は、その資産、経常収益、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)からみて、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいため、連結の範囲から除外しております。	(2) 非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他51社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日) 株式会社さくら銀行	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日) 株式会社住友銀行	当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社住友銀行
		また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。		また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
2. 持分法の適用に関する事項	(1) 持分法適用の非連結子会社 23社 主要な会社名 株式会社さくら総合研究所 (2) 持分法適用の関連会社 10社 主要な会社名 さくら投信投資顧問株式会社 なお、SMSB Co., Ltd及びジャパン・ペンション・ナビゲーター株式会社は設立により当中間連結会計期間から持分法を適用しております。 また、Far East Bank and Trust Companyは合併に伴い持分比率が低下したため除外しております。	(1) 持分法適用の非連結子会社 0社 (2) 持分法適用の関連会社 39社 主要な会社名 大和証券エスビーキャピタル・マーケッツ株式会社 株式会社クオーク 株式会社日本総合研究所 なお、ジャパン・ペンション・ナビゲーター株式会社は株式取得により、当中間連結会計期間より関連会社とし、持分法を適用いたしました。	(1) 持分法適用の非連結子会社 5社 主要な会社名 SBCS Co., Ltd. SBCS Co., Ltd. 他4社は、株式会社さくら銀行との合併により持分法適用の子会社としております。 (2) 持分法適用の関連会社 35社 主要な会社名 大和証券エスエムビーシー株式会社 株式会社クオーク なお、ソニー銀行株式会社他1社は株式の取得等により、Bangkok SMBC Leasing Co., Ltd. 他4社は株式会社さくら銀行との合併等により、当中間連結会計期間から持分法適用の関連会社といたしました。 持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services(Jersey) Ltd.(旧会社名Daiwa Securities SB Capital Markets Europe Investment Services(Jersey) Ltd.)は、清算により関連会社でなくなったため持分法適用の関連会社から除外しております。	(1) 持分法適用の非連結子会社 8社 主要な会社名 株式会社さくら総合研究所 (2) 持分法適用の関連会社 4社 主要な会社名 Bangkok Sakura Leasing Co., Limited なお、SMSB Co., Ltd及びジャパン・ペンション・ナビゲーター株式会社は設立により当連結会計年度から持分法を適用しております。 なお、Far East Bank and Trust Companyは合併に伴い持分比率が低下したため、さくら投信投資顧問株式会社は連結子会社となったため、その他の20社は売却、清算等により子会社、関連会社でなくなったため除外しております。	(1) 持分法適用の非連結子会社 0社 (2) 持分法適用の関連会社 29社 主要な持分法適用の関連会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 ジャパン・ペンション・ナビゲーター株式会社他1社は株式取得等により、当連結会計年度から持分法適用の関連会社といたしました。 持分法適用の関連会社であった株式会社日本総合研究所他8社は、連結子会社となったため、他の2社は売却、清算により関連会社でなくなったため持分法適用関連会社から除外しております。

<table>
<tr><th rowspan="2"></th><th colspan="2">前中間連結会計期間
(自 平成12年4月1日
至 平成12年9月30日)</th><th rowspan="2">当中間連結会計期間
(自 平成13年4月1日
至 平成13年9月30日)</th><th colspan="2">前連結会計年度
(自 平成12年4月1日
至 平成13年3月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td></td><td>(3) 持分法非適用の非連結子会社
主要な会社名
Sakura Information Systems(USA), Inc.</td><td>(3) 持分法非適用の非連結子会社
子会社エス・ビー・エル・マネイジメント株式会社他47社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。</td><td>(3) 持分法非適用の非連結子会社
子会社エス・ビー・エル・マネイジメント株式会社他106社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。</td><td>(3) 持分法非適用の非連結子会社
主要な会社名
Sakura Information Systems(USA), Inc.</td><td>(3) 持分法非適用の非連結子会社
子会社エス・ビー・エル・マネイジメント株式会社他51社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。</td></tr>
<tr><td></td><td>(4) 持分法非適用の関連会社
主要な会社名
エヌエスエス投資事業有限責任組合
持分法非適用の非連結子会社及び関連会社は、中間純損益(持分に見合う額)及び剰余金(持分に見合う額)からみて、持分法の対象から除いても中間連結財務諸表に重要な影響を与えないため、持分法の対象から除いております。</td><td>(4) 持分法非適用の関連会社
主要な会社名
Sumigin Metro Investment Corporation
持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。</td><td>(4) 持分法非適用の関連会社
主要な会社名
Daiwa SB Investments (USA)Ltd.
持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。</td><td>(4) 持分法非適用の関連会社
該当なし
持分法非適用の非連結子会社は、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)からみて、持分法の対象から除いても連結財務諸表に重要な影響を与えないため、持分法の対象から除いております。</td><td>(4) 持分法非適用の関連会社
主要な会社名
Sumigin Metro Investment Corporation
持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。</td></tr>
</table>

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
3. 連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 4月末日 1社 6月末日 19社 7月末日 4社 9月末日 39社 (2) 4月末日を中間決算日とする子会社については、9月末日現在で実施した仮決算に基づく財務諸表により、またその他の子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	連結子会社の中間決算日は次のとおりであります。 4月末日 1社 6月末日 32社 7月末日 1社 9月末日 37社 4月末日を中間決算日とする連結子会社については、平成12年7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日 5社 4月末日 1社 6月末日 60社 7月末日 1社 9月末日 88社 (2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 10月末日 1社 12月末日 23社 1月末日 1社 3月末日 40社 (2) 10月末日を決算日とする子会社については、3月末日現在で実施した仮決算に基づく財務諸表により、またその他の子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	連結子会社の決算日は次のとおりであります。 9月末日 5社 10月末日 1社 12月末日 35社 1月末日 1社 3月末日 42社 9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社は、1月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社は、それぞれの決算日の財務諸表により、連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
4. 会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

	前中間連結会計期間 (自　平成12年4月1日 至　平成12年9月30日)		当中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	前連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法、その他有価証券については、移動平均法による原価法又は償却原価法により行っております。 (ロ) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、上記(イ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法により行っております。 在外連結子会社の保有する有価証券については、主として個別法による原価法又は償却原価法を適用しております。 (ロ) 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)(イ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては、市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 (ロ) 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)(イ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法(定額法)により行っております。 (ロ) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、上記(イ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法(定額法)により行っております。 在外連結子会社の保有する有価証券については、主として個別法による原価法又は償却原価法を適用しております。 (ロ) 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)(イ)と同じ方法により行っております。
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	(4) 減価償却の方法 ① 動産不動産 当行の動産不動産は、それぞれ次の方法により償却しております。なお、定率法を採用しているものについては、当中間連結会計期間末現在の年間減価償却費見積額を期間により按分し計上しております。 建 物：定額法を採用し、税法基準の償却率による。 動 産：定率法を採用し、税法基準の償却率による。 その他：税法の定める方法による。 建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法は、従来、定率法によっておりましたが、保有建物等の使用状況を見直した結果、店舗等として長期間安定的に使用している実態を考慮し、その償却費用が使用期間に均等に計上される定額法が、より適正な期間損益を反映し合理的と考えられるため、当中間連結会計期間より定額法に変更しております。これにより、定率法により減価償却を実施した場合に比べ、経常利益および税金等調整前中間純利益はそれぞれ860百万円増加しております。 なお、セグメント情報に与える影響については「(セグメント情報)」に記載しております。 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により償却しております。	(4) 減価償却の方法 (イ) 動産不動産及びリース資産 当行の動産不動産は、それぞれ次の方法により償却しております。 なお、定率法を採用しているものについては、当中間連結会計期間末現在の年間減価償却費見積額を期間により按分し計上しております。 建 物 定額法を採用し、税法基準の償却率による。 動 産 定率法を採用し、税法基準の償却率による。 その他 税法の定める方法による。 国内連結子会社の動産不動産については、主として定率法(税法基準)により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。また、在外連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により償却しております。	(4) 減価償却の方法 (イ) 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建 物 7年～50年 動 産 3年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。	(4) 減価償却の方法 ① 動産不動産 当行の動産不動産は、定率法(ただし、建物等については定額法)を採用しております。 なお、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法は、従来、定率法によっておりましたが、保有建物等の使用状況を見直した結果、店舗等として長期間安定的に使用している実態を考慮し、その償却費用が使用期間に均等に計上される定額法が、より適正な期間損益を反映し合理的と考えられるため、当連結会計年度より定額法に変更しております。 これにより、定率法により減価償却を実施した場合に比べ、経常利益および税金等調整前当期純利益はそれぞれ1,482百万円増加しております。 なお、セグメント情報に与える影響は(セグメント情報)に記載しております。 また、主な耐用年数は次のとおりであります。 建 物： 10年～50年 動 産： 5年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により償却しております。	(4) 減価償却の方法 (イ) 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建 物 7年～50年 動 産 3年～20年 国内連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定率法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。また、在外連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により償却しております。

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	②ソフトウェア 自社利用のソフトウェアについては、当行及び連結子会社で定める利用可能期間(主として5年)に基づく定額法により償却しております。	(ロ) ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	(ロ) ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	②ソフトウェア 自社利用のソフトウェアについては、当行及び連結子会社で定める利用可能期間(主として5年)に基づく定額法により償却しております。	(ロ) ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。
	(5) 貸倒引当金の計上基準 当行の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 まず、当行の信用格付制度により取引先を10段階に区分し、更にそれらの取引先を自己査定に基づき、日本公認会計士協会銀行等監査特別委員会報告第4号「銀行等金融機関の資産の自己査定に係る内部統制の検証並びに貸倒償却及び貸倒引当金の監査に関する実務指針」に規定する、正常先債権・要注意先債権・破綻懸念先債権・実質破綻先債権・破綻先債権に分類しております。 正常先債権及び要注意先債権に相当する債権については、一定の種類毎に分類し、過去の一定期間における各々の貸倒実績から算出した貸倒実績率等に基づき引き当てております。 破綻懸念先債権に相当する債権については、債権額から担保の処分可能見込額及び保証による回収が可能と認められる額を控除し、その残額のうち、債務者の支払能力を総合的に判断して必要と認める額を引き当てております。 破綻先債権及び実質破綻先債権に相当する債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業店部	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店	(5) 貸倒引当金の計上基準 当行の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 まず、当行の信用格付制度により取引先を10段階に区分し、更にそれらの取引先を自己査定に基づき、日本公認会計士協会銀行等監査特別委員会報告第4号「銀行等金融機関の資産の自己査定に係る内部統制の検証並びに貸倒償却及び貸倒引当金の監査に関する実務指針」に規定する、正常先債権・要注意先債権・破綻懸念先債権・実質破綻先債権・破綻先債権に分類しております。 正常先債権及び要注意先債権に相当する債権については、一定の種類毎に分類し、過去の一定期間における各々の貸倒実績から算出した貸倒実績率等に基づき引き当てております。 破綻懸念先債権に相当する債権については、債権額から担保の処分可能見込額及び保証による回収が可能と認められる額を控除し、その残額のうち、債務者の支払能力を総合的に判断して必要と認める額を引き当てております。 破綻先債権及び実質破綻先債権に相当する債権については、下記直接減額後の帳簿価額から担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業店部

	前中間連結会計期間 (自 平成12年４月１日 至 平成12年９月30日)		当中間連結会計期間 (自 平成13年４月１日 至 平成13年９月30日)	前連結会計年度 (自 平成12年４月１日 至 平成13年３月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	また、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定(租税特別措置法第55条の２の海外投資等損失準備金を含む)として引き当てております。 すべての債権は、資産の自己査定基準に基づき、営業部店及び本部各部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 連結子会社の貸倒引当金は、過去の貸倒実績等を勘案して必要と認めた額を引き当てております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,256,568百万円であります。	と所管審査部が資産査定を実施し、当該部署から独立した与信監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,003,996百万円であります。	と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は2,038,535百万円であります。	また、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定(租税特別措置法第55条の２の海外投資等損失準備金を含む)として引き当てております。 すべての債権は、資産の自己査定基準に基づき、営業部店及び本部各部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 連結子会社の貸倒引当金は、過去の貸倒実績率等を勘案して必要と認めた額を引き当てております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,121,687百万円であります。	と所管審査部が資産査定を実施し、当該部署から独立した与信監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は887,791百万円であります。
	―――	―――	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	―――	―――
	(6) 退職給付引当金の計上基準 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異(193,797百万円)については、主として５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。	(6) 退職給付引当金の計上基準 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異(105,290百万円)については、５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務 発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異 発生した連結会計年度の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(6) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務： 発生時の従業員の平均残存勤務期間内の一定の年数(主として11年)による定額法により費用処理 数理計算上の差異： 発生時の従業員の平均残存勤務期間内の一定の年数(主として11年)による定額法により、翌連結会計年度から損益処理 なお、会計基準変更時差異(193,823百万円)については、主として５年による按分額を費用処理しております。	(6) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、数理計算上の差異の損益処理方法は以下のとおりであります。 数理計算上の差異： 発生年度の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により、翌連結会計年度から損益処理 なお、会計基準変更時差異(105,290百万円)については、５年による按分額を費用処理しております。

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
			なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。		
	(7) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる金額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(7) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(8) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(7) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる金額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(7) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。
	(8) 特別法上の引当金の計上基準 特別法上の引当金は、当行及び国内連結子会社が計上した金融先物取引責任準備金9百万円及び証券取引責任準備金635百万円であり、次のとおり計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 (ロ) 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金8百万円であり、次のとおり計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ―――――	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金618百万円であり、次のとおり計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 (ロ) 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 特別法上の引当金は、当行及び国内連結子会社が計上した金融先物取引責任準備金9百万円及び証券取引責任準備金633百万円であり、次のとおり計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 (ロ) 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金8百万円であり、次のように計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ―――――

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	(9) 外貨建資産・負債の換算基準 当行の外貨建資産・負債については、中間連結決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資(但し外貨にて調達したものを除く)、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。海外支店勘定については、中間連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 当行の外貨建資産及び負債については、中間連結決算日の為替相場による円換算額を付しております。ただし、外国法人に対する出資(外貨にて調達したものを除く)等、直物外貨建資産及び負債残高に算入することが適当でないと認められるものについては、取得時または発生時の為替相場によっております。海外支店勘定については、中間連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産及び負債については、それぞれの中間決算日等の為替相場により換算しております。	(10)外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 当行の外貨建資産・負債については、連結決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資(但し外貨にて調達したものを除く)、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。海外支店勘定については、連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 当行の外貨建資産及び負債については、連結決算日の為替相場による円換算額を付しております。ただし、外国法人に対する出資(外貨にて調達したものを除く)等、直物外貨建資産及び負債残高に算入することが適当でないと認められるものについては、取得時または発生時の為替相場によっております。海外支店勘定については、連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産及び負債については、それぞれの決算日等の為替相場により換算しております。
	(10)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(11)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
	―――	(11)リース取引等に関する収益及び費用の計上基準 (イ) リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 (ロ) 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(12)リース取引等に関する収益及び費用の計上基準 (イ) リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 (ロ) 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	―――	(11)リース取引等に関する収益及び費用の計上基準 (イ) リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 (ロ) 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	(11)重要なヘッジ会計の方法 当行のヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を実施しております。これは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理であり、繰延ヘッジによる会計処理を行っております。 また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 なお、一部の資産・負債については、繰延ヘッジ、あるいは金利スワップの特例処理を行っております。 連結子会社のヘッジ会計の方法は、繰延ヘッジ、あるいは金利スワップの特例処理を行っております。	(12)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 国内リース連結子会社は、デリバティブ取引を用いて、長期固定料率に基づくリース料収入と多数の契約から成り短期変動金利を中心とする資金調達との金利構造のミスマッチに起因して、金融負債から生じるキャッシュ・フロー変動リスクを総体として管理する「負債の包括ヘッジ」を行っております。これは、「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められたヘッジ手法であり、会計処理の方法としては繰延	(13)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。	(11)重要なヘッジ会計の方法 当行のヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を実施しております。これは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理であり、繰延ヘッジによる会計処理を行っております。 また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 なお、一部の資産・負債については、繰延ヘッジ、あるいは金利スワップの特例処理を行っております。 連結子会社のヘッジ会計の方法は、繰延ヘッジ、あるいは金利スワップの特例処理であります。	(12)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 国内リース連結子会社は、デリバティブ取引を用いて、長期固定料率に基づくリース料収入と多数の契約から成り短期変動金利を中心とする資金調達との金利構造のミスマッチに起因して、金融負債から生じるキャッシュ・フロー変動リスクを総体として管理する「負債の包括ヘッジ」を行っております。これは、「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められたヘッジ手法であり、会計処理の方法としては繰延

	前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
		ヘッジ会計によっております。なお、この「負債の包括ヘッジ」に利用するデリバティブ取引は、金利スワップ取引等であり、契約額は595,841百万円、時価は△8,809百万円、評価差額は△8,809百万円であります。 また、その他の国内連結子会社においては、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。			ヘッジ会計によっております。なお、この「負債の包括ヘッジ」に利用するデリバティブ取引は、金利スワップ取引等であり、契約額は564,560百万円、時価は△12,688百万円、評価差額は△12,688百万円であります。 また、その他の国内連結子会社においては、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。
	(12)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(12)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
	(13)税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当行の決算期において予定している利益処分方式による海外投資等損失準備金の取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(14)税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(15)税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	―――	―――
5. (中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、中間連結貸借対照表上の「現金預け金」のうち現金および日本銀行への預け金であります。	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	連結キャッシュ・フロー計算書における資金の範囲は、連結貸借対照表上の「現金預け金」のうち現金および日本銀行への預け金であります。	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

表示方法の変更

前中間連結会計期間 (自　平成12年４月１日 至　平成12年９月30日)		当中間連結会計期間 (自　平成13年４月１日 至　平成13年９月30日)
株式会社さくら銀行	株式会社住友銀行	
(中間連結キャッシュ・フロー計算書) (1) 前中間連結会計期間において「預金の純増減(△)」に含めて表示しておりました「譲渡性預金の純増減(△)」(前中間連結会計期間△427,515百万円)を、当中間連結会計期間においては区分掲記しております。 (2) 前中間連結会計期間において「コールマネー等の純増減(△)」に含めて表示しておりました「借用金(劣後特約付借入金を除く)の純増減(△)」(前中間連結会計期間△35,422百万円)及び「コマーシャル・ペーパーの純増減(△)」(前中間連結会計期間△498,000百万円)を、当中間連結会計期間においてはそれぞれ区分掲記しております。 (3) 前中間連結会計期間において営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「特定取引未払金の純増減(△)」(前中間連結会計期間207,048百万円)及び「普通社債の発行・償還による純増減(△)」(前中間連結会計期間△10,190百万円)を、当中間連結会計期間においては区分掲記しております。	(中間連結キャッシュ・フロー計算書) (1) 前中間連結会計期間において「預金の純増減(△)」に含めて表示しておりました「譲渡性預金の純増減(△)」(前中間連結会計期間△552,934百万円)を、当中間連結会計期間においては区分掲記しております。 (2) 前中間連結会計期間において「コールマネー等の純増減(△)」に含めて表示しておりました「借用金(劣後特約付借入金を除く)の純増減(△)」(前中間連結会計期間△208,709百万円)、「コマーシャル・ペーパーの純増減(△)」(前中間連結会計期間△169,716百万円)及び「普通社債の発行・償還による純増減(△)」(前中間連結会計期間140,233百万円)を、当中間連結会計期間においてはそれぞれ区分掲記しております。 (3) 前中間連結会計期間において営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「債券借入取引担保金の純増(△)減」(前中間連結会計期間△237,188百万円)を、当中間連結会計期間においては区分掲記しております。	(中間連結貸借対照表) 前中間連結会計期間において「その他負債」に含めて表示しておりました「債券貸付取引担保金」を、当中間連結会計期間より区分掲記しております。 なお、前中間連結会計期間の「その他負債」に含まれている「債券貸付取引担保金」は2,520,615百万円であります。 (中間連結キャッシュ・フロー計算書) 前中間連結会計期間において区分掲記しておりました「動産不動産減価償却費」(当中間連結会計期間28,992百万円)及び「その他」に含まれておりました「その他資産減価償却費」(当中間連結会計期間17,719百万円)を、当中間連結会計期間においては「動産不動産等減価償却費」に含めて開示しております。

(追　加　情　報)

前中間連結会計期間 (自　平成12年4月1日 至　平成12年9月30日)		当中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	前連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
「貸倒引当金」については、前中間連結会計期間まで負債の部に掲記しておりましたが、「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が改正されたことに伴い、当中間連結会計期間は資産の部の最後に対象資産から一括控除する方法により表示したため、従来の方法によった場合に比べ、資産の部は608,011百万円、負債の部は608,011百万円それぞれ減少しております。 (退職給付会計) 当中間連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は4,881百万円増加し、税金等調整前中間純利益は13,669百万円減少しております。 なお、セグメント情報に与える影響については「(セグメント情報)」に記載しております。 また、退職給与引当金は、退職給付引当金に含めて表示しております。	1.　貸倒引当金の表示方法 「貸倒引当金」については、前中間連結会計期間まで負債の部に掲記しておりましたが、「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が改正されたことに伴い、当中間連結会計期間は資産の部の末尾に対象資産から一括控除する方法により表示したため、従来の方法によった場合に比べ、資産の部は1,013,591百万円、負債の部は1,013,591百万円それぞれ減少しております。 2.　退職給付会計 当中間連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は5,190百万円、税金等調整前中間純利益は16,661百万円増加しております。 また、従来の「退職給与引当金」は、「退職給付引当金」に含めて表示しております。 なお、上記の追加情報に係るセグメント情報に与える影響は、(セグメント情報)に記載しております。	1.　金融商品会計 金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当中間連結会計期間から次のとおり処理しております。 (1) 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ1,283,943百万円減少しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で645,402百万円減少し、「その他有価証券評価差額金」が△394,819百万円計上されております。	(退職給付会計) 当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は9,558百万円増加し、税金等調整前当期純利益は29,590百万円減少しております。 また、従来の「退職給与引当金」は、当連結会計年度の期首において「退職給付引当金」に振り替えております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	1.　退職給付会計 当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は10,360百万円、税金等調整前当期純利益は11,266百万円増加しております。 また、従来の「退職給与引当金」は、当連結会計年度の期首において「退職給付引当金」に振り替えております。なお、当連結会計年度末において前払年金費用となっている金額については、「その他資産」に含めて表示しております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
(金融商品会計) 当中間連結会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益および税金等調整前中間純利益はそれぞれ3,093百万円増加しております。 なお、セグメント情報に与える影響については「(セグメント情報)」に記載しております。 また、使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当中間連結会計期間よりその種類毎に「有価証券」中の国債、地方債等に計上しております。当中間連結会計期間末における使用貸借又は賃貸借契約により貸し付けている有価証券は12,715百万円であります。	3. 金融商品会計 当中間連結会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前中間純利益はそれぞれ2,893百万円減少しております。 また、金融商品に係る会計基準の適用に伴い、以下のような変更を行っております。 (1) ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、当中間連結会計期間より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税金等調整前中間純利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用はそれぞれ193,945百万円減少しております。 (2) 現先取引については、従来、売買処理しておりましたが、金融商品に係る会計基準の適用に伴う銀行法施行規則の改正により中間連結貸借対照表の様式が改定されたため、「買現先勘定」及び「売現先勘定」に資金取引として処理しております。なお、従来の受渡日基準に基づく売買処理によった場合と比較して、「有価証券」は1,867,186百万円増加しております。	2. 外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当中間連結会計期間から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の中間連結決算日の為替相場による正味の円換算額を中間連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間連結損益計算書に計上するとともに、中間連結決算日の未収収益または未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間連結財務諸表への影響は軽微であります。	(金融商品会計) 1. 当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益はそれぞれ36,146百万円増加しております。 2. ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税金等調整前当期純利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用はそれぞれ155,585百万円減少しております。 また、銀行業におけるヘッジ会計に係るデリバティブ取引の収益及び費用の表示に関し、日本公認会計士協会とも協議の結果、下期において総額表示に比べて純額表示がより適正な表示であるとの結論に達したために、中間連結会計期間においては従来の総額表示によっております。中間連結会計期間において、ヘッジ会計を適用するデリバティブ取引について収益及び費用を純額で表示した場合には、中間連結会計期間の経常利益及び税金等調整前中間純利益の影響はありませんが、経常収益及び経常費用はそれぞれ78,810百万円減少いたします。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	2. 金融商品会計 当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益はそれぞれ20,738百万円増加しております。 また、金融商品に係る会計基準の適用に伴い、以下のような変更を行っております。 (1) ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税金等調整前当期純利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用はそれぞれ493,177百万円減少しております。 (2) 現先取引については、従来、売買処理しておりましたが、金融商品に係る会計基準の適用に伴う銀行法施行規則の改正により連結貸借対照表の様式が改定されたため、「買現先勘定」及び「売現先勘定」に資金取引として処理しております。なお、従来の受渡日基準に基づく売買処理によった場合と比較して、「有価証券」は1,610,677百万円増加しております。

<table>
<tr><th colspan="2">前中間連結会計期間
(自　平成12年４月１日
至　平成12年９月30日)</th><th rowspan="2">当中間連結会計期間
(自　平成13年４月１日
至　平成13年９月30日)</th><th colspan="2">前連結会計年度
(自　平成12年４月１日
至　平成13年３月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>当中間連結会計期間においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第11号附則第３項によるその他有価証券に係る中間連結貸借対照表計上額等(時価のあるもの)は次のとおりであります。また、以下の金額には、「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び「金銭の信託」が含まれております。
中間連結貸借対照表計上額　6,947,561百万円
時価　7,003,174百万円
差額　55,612百万円
繰延税金負債相当額　△21,800百万円
少数株主持分相当額　3,599百万円
持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額　2,351百万円
その他有価証券評価差額金相当額　39,763百万円</td><td>(3) 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当中間連結会計期間より「有価証券」中の国債に計上しております。当中間連結会計期間末における使用貸借又は賃貸借契約により貸し付けている有価証券は９百万円であります。
なお、上記の追加情報に係るセグメント情報に与える影響は、(セグメント情報)に記載しております。</td><td>3.　賞与引当金の表示方法
従業員賞与の未払計上額については、中間連結貸借対照表上、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No.15)により、当中間連結会計期間から「賞与引当金」として表示しております。この変更により、その他負債が22,385百万円減少し、賞与引当金が同額増加しております。
また、この変更に伴い、従来中間連結キャッシュ・フロー計算書上、「その他」に含めて表示しておりました従業員賞与の未払計上額の増減について、当中間連結会計期間から「賞与引当金の増加額」として表示しております。この結果、従来の方法によった場合と比較して、「その他」が22,385百万円減少し、「賞与引当金の増加額」が同額増加しております。</td><td>3.　使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当連結会計年度よりその種類毎に「有価証券」中の国債、地方債等に計上しております。当連結会計年度末における使用貸借又は賃貸借契約により貸し付けている有価証券は2,025百万円であります。</td><td>(3) 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当連結会計年度より「有価証券」中の国債に計上しております。当連結会計年度末における使用貸借又は賃貸借契約により貸し付けている有価証券は９百万円であります。
なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。</td></tr>
</table>

前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）		当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
（外貨建取引等会計基準） 当行は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を継続適用しております。 国内連結子会社は、当中間連結会計期間から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。この結果、従来の方法によった場合と比較して、経常利益、税金等調整前中間純利益への影響はありません。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、中間連結財務諸表規則の改正により、「資本の部」並びに「少数株主持分」に含めて計上しております。	4. 外貨建取引等会計処理基準 当行は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を継続適用しております。 国内連結子会社は、当中間連結会計期間から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前中間純利益はそれぞれ83百万円減少しております。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、中間連結財務諸表規則の改正により、「資本の部」及び「少数株主持分」に含めて計上しております。この結果、従来の方法によった場合と比較して、資産の部は61,310百万円減少し、資本の部及び少数株主持分はそれぞれ60,746百万円、563百万円減少しております。 なお、上記の追加情報に係るセグメント情報に与える影響は、（セグメント情報）に記載しております。		（外貨建取引等会計処理基準） 当行は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を継続適用しております。 国内連結子会社は、当連結会計年度から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりますが、従来の方法によった場合と比較して、経常利益、税金等調整前当期純利益への影響はありません。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、連結財務諸表規則の改正により、「資本の部」並びに「少数株主持分」に含めて計上しております。	3. 外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を継続適用しております。 その他の国内連結子会社は、当連結会計年度から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益はそれぞれ48百万円減少しております。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、連結財務諸表規則の改正により、「資本の部」並びに「少数株主持分」に含めて計上しております。この結果、従来の方法によった場合と比較して、資産の部は32,778百万円減少し、資本の部及び少数株主持分はそれぞれ32,171百万円、607百万円減少しております。 なお、上記の追加情報に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

前中間連結会計期間 （自 平成12年4月1日 至 平成12年9月30日）		当中間連結会計期間 （自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度 （自 平成12年4月1日 至 平成13年3月31日）	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
利益に関連する金額を課税標準とする事業税以外の事業税は、「その他経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年東京都条例第145号）が平成12年4月1日に施行されたことに伴い、当中間連結会計期間より、「その他経常費用」として4,314百万円計上しております。	5. その他有価証券の時価評価 当中間連結会計期間においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。平成12年大蔵省令第11号附則第3項によるその他有価証券に係る中間連結貸借対照表計上額等は次のとおりであります。なお、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等、並びに「金銭の信託」が含まれております。 中間連結貸借対照表計上額 10,735,373百万円 時価 11,331,574百万円 差額 596,200百万円 繰延税金負債相当額 △231,621百万円 少数株主持分相当額 △3,899百万円 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額 750百万円 その他有価証券評価差額金相当額 361,429百万円		（その他有価証券の時価評価） 当連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第9号附則第3項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。また、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び「金銭の信託」が含まれております。 （百万円） 連結貸借対照表計上額 9,886,304 時価 9,533,928 差額 △352,375 繰延税金資産相当額 138,131 少数株主持分相当額 2,173 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額 △42 その他有価証券評価差額金相当額 △212,113	4. その他有価証券の時価評価 当連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。平成12年大蔵省令第9号附則第3項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。なお、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等、並びに「金銭の信託」が含まれております。 （百万円） 連結貸借対照表計上額 15,641,218 時価 15,688,847 差額 47,629 繰延税金負債相当額 △18,371 少数株主持分相当額 △1,713 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額 13 その他有価証券評価差額金相当額 27,557
	6. 外形標準課税に係る事業税の表示方法 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年東京都条例第145号）が平成12年4月1日に施行されたことに伴い、当中間連結会計期間より、「その他経常費用」として3,700百万円計上しております。 なお、上記の追加情報に係るセグメント情報に与える影響は、（セグメント情報）に記載しております。		（外形標準課税に係る事業税の表示方法） 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」として計上しております。なお、当行の東京都にかかる事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年東京都条例第145号）が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「その他の経常費用」に8,733百万円計上しております。 なお、上記の追加情報に係るセグメント情報に与える影響は（セグメント情報）に記載しております。	5. 外形標準課税に係る事業税の表示方法 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年東京都条例第145号）が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「その他の経常費用」として8,100百万円計上しております。 なお、上記の追加情報に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

前中間連結会計期間 (自　平成12年４月１日 至　平成12年９月30日)		当中間連結会計期間 (自　平成13年４月１日 至　平成13年９月30日)	前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」）（平成12年大阪府条例第131号）が平成12年６月９日に公布されたことから、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当中間連結会計期間より前連結会計年度の39.62％から39.20％に変更しております。この変更により、当行の繰延税金資産の金額は5,815百万円減少し、当中間連結会計期間に計上された法人税等調整額の金額は同額増加しております。また、再評価に係る繰延税金負債の金額は326百万円減少し、再評価差額金の金額は同額増加しております。	7.　大阪府の事業税に係る外形標準課税導入 「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年大阪府条例第131号）が平成12年６月９日に公布されたことから、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当中間連結会計期間より前連結会計年度の39.83％から38.05％に変更しております。この変更により、繰延税金資産の金額は25,287百万円減少し、当中間連結会計期間に計上された法人税等調整額の金額は同額増加しております。また、「再評価に係る繰延税金負債」の金額は4,900百万円減少し、「再評価差額金」の金額は同額増加しております。			

注　記　事　項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成12年９月30日現在)		当中間連結会計期間 (平成13年９月30日現在)	前連結会計年度 (平成13年３月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※1.　有価証券には、非連結子会社・関連会社株式12,778百万円及び関連会社出資金0百万円が含まれております。 ※2.　消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計266,021百万円含まれております。	※1.　有価証券には、非連結子会社及び関連会社の株式185,842百万円及び出資金10,888百万円を含んでおります。 ※2.　消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計2,570,770百万円含まれております。	※1.　有価証券には、非連結子会社及び関連会社の株式181,701百万円及び出資金983百万円を含んでおります。 ※2.　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に1,665百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,833,377百万円、当中間連結会計期間末に当該処分をせずに所有しているものは187,102百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。	※1.　有価証券には、非連結子会社・関連会社株式3,784百万円及び関連会社出資金0百万円が含まれております。 ※2.　消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計292,171百万円含まれております。	※1.　有価証券には、非連結子会社及び関連会社の株式196,567百万円及び出資金1,194百万円を含んでおります。 ※2.　消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計1,956,646百万円含まれております。
※3.　貸出金のうち、破綻先債権額は195,516百万円、延滞債権額は1,210,315百万円であります。 なお、破綻先債権とは、自己査定の結果や元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は92,045百万円、延滞債権額は2,097,955百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は248,680百万円、延滞債権額は2,294,807百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は197,398百万円、延滞債権額は1,041,951百万円であります。 なお、破綻先債権とは、自己査定の結果や元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は75,729百万円、延滞債権額は1,535,566百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成12年9月30日現在)		当中間連結会計期間 (平成13年9月30日現在)	前連結会計年度 (平成13年3月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※4. 貸出金のうち、3カ月以上延滞債権額は62,744百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4. 貸出金のうち、3カ月以上延滞債権額は67,436百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4. 貸出金のうち、3カ月以上延滞債権額は124,521百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4. 貸出金のうち、3カ月以上延滞債権額は75,870百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4. 貸出金のうち、3カ月以上延滞債権額は49,909百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5. 貸出金のうち、貸出条件緩和債権額は187,507百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5. 貸出金のうち、貸出条件緩和債権額は165,123百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5. 貸出金のうち、貸出条件緩和債権額は1,114,939百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5. 貸出金のうち、貸出条件緩和債権額は151,413百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5. 貸出金のうち、貸出条件緩和債権額は128,581百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,656,084百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,422,561百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,782,947百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,466,633百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,789,785百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。
※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、865,323百万円であります。	※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は642,275百万円であります。	※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,249,030百万円であります。	※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、889,340百万円であります。	※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、658,073百万円であります。

前中間連結会計期間 (平成12年9月30日現在)		当中間連結会計期間 (平成13年9月30日現在)	前連結会計年度 (平成13年3月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※8. 担保に供している資産は次のとおりであります。 担保に供している資産 有価証券 912,973百万円 貸出金 1,373,409百万円 その他資産 59,503百万円 動産不動産 566百万円 担保資産に対応する債務 預金 72,986百万円 コールマネー及び売渡手形 1,398,289百万円 借用金 78,519百万円 その他負債 162,454百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券871,105百万円、貸出金15,577百万円、現金預け金543百万円、その他資産173,652百万円を差し入れております。 なお、動産不動産のうち保証金権利金は84,682百万円、その他資産のうち先物取引差入証拠金は13,091百万円、債券借入取引担保金は432,067百万円であります。	※8. 担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金 393百万円 買入金銭債権 10,800百万円 特定取引資産 975,092百万円 有価証券 2,642,574百万円 貸出金 1,390,081百万円 その他資産(保管有価証券等) 231,042百万円 動産不動産 178百万円 担保資産に対応する債務 預金 55,691百万円 コールマネー及び売渡手形 1,341,530百万円 売現先勘定 3,068,345百万円 特定取引負債 3,197百万円 借用金 57,642百万円 支払承諾 36,936百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金51,410百万円、有価証券802,922百万円及びその他資産（保管有価証券等）45,840百万円を差し入れております。 なお、動産不動産のうち保証金権利金は69,089百万円、その他資産のうち先物取引差入証拠金は12,618百万円、債券借入取引担保金は433,739百万円であります。	※8. 担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金 57,484百万円 特定取引資産 920,433百万円 有価証券 9,695,256百万円 貸出金 1,728,781百万円 その他資産（延払資産等） 1,499百万円 動産不動産 554百万円 担保資産に対応する債務 預金 4,978百万円 コールマネー及び売渡手形 6,104,400百万円 売現先勘定 1,760,368百万円 特定取引負債 46,349百万円 借用金 139,906百万円 債券貸付取引担保金 3,287,729百万円 その他負債 9,422百万円 支払承諾 49,312百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金39,415百万円、特定取引資産2,566百万円、有価証券1,646,046百万円及び貸出金859,447百万円を差し入れております。 なお、動産不動産のうち保証金権利金は120,305百万円、その他資産のうち先物取引差入証拠金は38,638百万円であります。	※8. 担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金 1百万円 特定取引資産 3,037百万円 有価証券 1,932,374百万円 貸出金 701,282百万円 その他資産 58,620百万円 動産不動産 559百万円 担保資産に対応する債務 預金 62,243百万円 コールマネー及び売渡手形 2,116,699百万円 借用金 68,774百万円 その他負債 17,928百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券3,096,063百万円、貸出金397,546百万円、現金預け金3百万円、その他資産(手形交換所保証金等)10百万円を差し入れております。 なお、動産不動産のうち保証金権利金は70,421百万円、その他資産のうち先物取引差入証拠金は3,006百万円であります。	※8. 担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金 60,462百万円 特定取引資産 1,143,569百万円 有価証券 7,103,992百万円 貸出金 1,671,141百万円 その他資産(延払資産) 2,255百万円 担保資産に対応する債務 預金 699百万円 コールマネー及び売渡手形 3,944,800百万円 売現先勘定 5,262,187百万円 特定取引負債 22,740百万円 借用金 107,769百万円 支払承諾 42,373百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金62,978百万円、特定取引資産3,072百万円、有価証券3,549,337百万円、貸出金120,089百万円及びその他資産(保管有価証券等) 263,550百万円を差し入れております。 なお、動産不動産のうち保証金権利金は70,478百万円、その他資産のうち先物取引差入証拠金は17,539百万円、債券借入取引担保金は823,711百万円であります。

前中間連結会計期間 (平成12年９月30日現在)		当中間連結会計期間 (平成13年９月30日現在)	前連結会計年度 (平成13年３月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
		※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、24,996,885百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、22,656,823百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、6,912,401百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、6,322,207百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、17,349,040百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが15,538,193百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は108,667百万円、繰延ヘッジ利益の総額は77,269百万円であります。	※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は454,498百万円、繰延ヘッジ利益の総額は378,502百万円であります。	※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は1,038,497百万円、繰延ヘッジ利益の総額は1,193,746百万円であります。	※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は191,628百万円、繰延ヘッジ利益の総額は208,232百万円であります。 ※11. その他負債には、当行の合併交付金17,853百万円が含まれております。	※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は668,099百万円、繰延ヘッジ利益の総額は680,130百万円であります。

前中間連結会計期間 (平成12年9月30日現在)		当中間連結会計期間 (平成13年9月30日現在)	前連結会計年度 (平成13年3月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等合理的な調整を行って算出	※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行及び国内銀行連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年3月31日 国内銀行連結子会社 平成11年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第4号に定める路線価及び路線価のない土地は第2条第3号に定める固定資産税評価額に基づいて、奥行き価格補正等をするとともに、鑑定評価による時価との差異分析の結果を勘案する等、合理的な調整を行って算出。 国内銀行連結子会社 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年3月31日 一部の連結子会社 平成11年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価額に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等合理的な調整を行って算出 同法第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額35,942百万円	※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行及び国内銀行連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年3月31日 国内銀行連結子会社 平成11年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第4号に定める路線価及び路線価のない土地は第2条第3号に定める固定資産税評価額に基づいて、奥行き価格補正等をするとともに、鑑定評価による時価との差異分析の結果を勘案する等、合理的な調整を行って算出。 国内銀行連結子会社 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価にづいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より72,126百万円下回っております。
※13. 動産不動産の減価償却累計額は、453,734百万円であります。	※13. 動産不動産の減価償却累計額は337,339百万円、リース資産の減価償却累計額は1,316,659百万円であります。	※13. 動産不動産の減価償却累計額は675,968百万円、リース資産の減価償却累計額は1,412,010百万円であります。	※13. 動産不動産の減価償却累計額 435,732百万円	※13. 動産不動産の減価償却累計額は342,946百万円、リース資産の減価償却累計額は1,304,562百万円であります。
※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金668,536百万円が含まれております。	※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金684,204百万円が含まれております。	※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,048,130百万円が含まれております。	※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金503,364百万円が含まれております。	※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金642,315百万円が含まれております。
※15. 社債のうち、劣後特約付社債は891,991百万円であります。	※15. 社債には、劣後特約付社債1,011,060百万円が含まれております。	※15. 社債には、劣後特約付社債1,850,604百万円が含まれております。	※15. 社債には、劣後特約付社債758,426百万円が含まれております。	※15. 社債には、劣後特約付社債1,082,130百万円が含まれております。

（中間連結損益計算書関係）

前中間連結会計期間 （自 平成12年4月1日 至 平成12年9月30日）		当中間連結会計期間 （自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度 （自 平成12年4月1日 至 平成13年3月31日）	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※1. その他経常収益には、株式関連派生商品に係る収益73,244百万円を含んでおります。	※1. その他経常収益には、株式等売却益273,319百万円、持分法による投資利益16,675百万円を含んでおります。	※1. その他経常収益には、株式等売却益69,854百万円を含んでおります。	※1. その他経常収益には、株式等売却益175,756百万円、株式関連派生商品に係る収益43,661百万円、退職給付信託設定益29,602百万円を含んでおります。 ※2. 営業経費には、研究開発費212百万円を含んでおります。	※1. その他経常収益には、株式等売却益475,976百万円、持分法による投資利益36,479百万円、退職給付信託に係る信託設定益24,006百万円を含んでおります。
※3. その他経常費用には、貸出金償却90,627百万円、貸倒引当金繰入額40,971百万円を含んでおります。	※3. その他経常費用には、貸倒引当金繰入額146,932百万円、貸出金償却73,332百万円を含んでおります。	※3. その他経常費用には、貸倒引当金繰入額116,760百万円、貸出金償却196,816百万円、株式等償却74,442百万円を含んでおります。	※3. その他経常費用には、貸出金償却257,762百万円、株式等償却57,621百万円、株式等売却損44,653百万円を含んでおります。	※3. その他経常費用には、貸出金償却556,661百万円を含んでおります。
※4. 特別利益には、動産不動産処分益3,050百万円、償却債権取立益555百万円を含んでおります。		※4. 特別利益には、営業譲渡益5,000百万円、償却債権取立益705百万円を含んでおります。	※4. 特別利益には、子会社における債務免除益44,525百万円を含んでおります。	
※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額18,551百万円、動産不動産処分損5,548百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,529百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,743百万円、動産不動産処分損8,456百万円を含んでおります。	※5. 特別損失には、子会社における貸出債権等処分損40,354百万円、退職給付会計導入に伴う会計基準変更時差異の費用処理額39,135百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額21,058百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成12年9月30日現在 現金預け金勘定 2,657,191 日本銀行以外への預け金 △1,562,736 現金及び現金同等物 1,094,455	現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成12年9月30日現在 現金預け金勘定 3,680,768 有利息預け金 △2,834,533 現金及び現金同等物 846,235	現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成13年9月30日現在 現金預け金勘定 5,736,255 有利息預け金 △3,972,206 現金及び現金同等物 1,764,049	(1) 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成13年3月31日現在 現金預け金勘定 2,896,268 日本銀行以外への預け金 △1,748,899 現金及び現金同等物 1,147,369 (2) 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに株式会社みなと銀行を連結したことに伴う連結開始時の資産及び負債の主な内訳並びに株式会社みなと銀行株式の取得価額と株式会社みなと銀行取得のための支出(純額)との関係は次のとおりであります。 資産 (うち貸出金 1,806,408) 2,342,587 負債 △2,264,968 少数株主持分 △ 46,981 連結調整勘定 3,359 株式会社みなと銀行株式の取得価額 33,997 株式会社みなと銀行現金及び現金同等物 32,972 差引:株式会社みなと銀行取得のための支出 1,024	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成13年3月31日現在 現金預け金勘定 4,623,597 有利息預け金 △3,755,464 現金及び現金同等物 868,132

（リース取引関係）

<table>
<tr><th colspan="2">前中間連結会計期間
（自 平成12年4月1日
至 平成12年9月30日）</th><th rowspan="2">当中間連結会計期間
（自 平成13年4月1日
至 平成13年9月30日）</th><th colspan="2">前連結会計年度
（自 平成12年4月1日
至 平成13年3月31日）</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr>
<td>1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額</td>
<td>1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額</td>
<td>1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額</td>
<td>1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額</td>
<td>1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額</td>
</tr>
<tr>
<td>動産
取得価額相当額 9,463百万円
減価償却累計額相当額 3,201百万円
中間連結会計期間末残高相当額 6,261百万円</td>
<td>動産 / その他 / 合計
百万円 / 百万円 / 百万円
取得価額相当額 7,128 / 7 / 7,136
減価償却累計額相当額 2,482 / 6 / 2,489
中間連結会計期間末残高相当額 4,645 / 1 / 4,647</td>
<td>動産 / その他 / 合計
百万円 / 百万円 / 百万円
取得価額相当額 20,257 / 236 / 20,494
減価償却累計額相当額 9,205 / 149 / 9,355
中間連結会計期間末残高相当額 11,052 / 86 / 11,138</td>
<td>動産
取得価額相当額 10,527百万円
減価償却累計額相当額 4,216百万円
年度末残高相当額 6,311百万円</td>
<td>動産 / その他 / 合計
百万円 / 百万円 / 百万円
取得価額相当額 10,315 / 4 / 10,320
減価償却累計額相当額 3,613 / 3 / 3,617
年度末残高相当額 6,701 / 0 / 6,702</td>
</tr>
<tr>
<td>（注） 取得価額相当額は、未経過リース料中間連結会計期間末残高が有形固定資産の中間連結会計期間末残高等に占める割合が低いため、支払利子込み法によっております。</td>
<td></td>
<td></td>
<td>（注） 取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。</td>
<td></td>
</tr>
<tr>
<td>・未経過リース料中間連結会計期間末残高相当額
1年内 / 1年超 / 合計
百万円 / 百万円 / 百万円
1,904 / 4,356 / 6,261</td>
<td>・未経過リース料中間連結会計期間末残高相当額
1年内 / 1年超 / 合計
百万円 / 百万円 / 百万円
1,220 / 3,564 / 4,784</td>
<td>・未経過リース料中間連結会計期間末残高相当額
1年内 / 1年超 / 合計
百万円 / 百万円 / 百万円
3,666 / 7,693 / 11,359</td>
<td>・未経過リース料年度末残高相当額
1年内 / 1年超 / 合計
百万円 / 百万円 / 百万円
2,553 / 3,757 / 6,311</td>
<td>・未経過リース料年度末残高相当額
1年内 / 1年超 / 合計
百万円 / 百万円 / 百万円
1,886 / 5,003 / 6,890</td>
</tr>
<tr>
<td>（注） 未経過リース料中間連結会計期間末残高相当額は、未経過リース料中間連結会計期間末残高が有形固定資産の中間連結会計期間末残高等に占めるその割合が低いため、支払利子込み法によっております。</td>
<td></td>
<td></td>
<td>（注） 未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占めるその割合が低いため、支払利子込み法によっております。</td>
<td></td>
</tr>
<tr>
<td>・中間連結会計期間の支払リース料
3,250百万円
・減価償却費相当額
3,250百万円</td>
<td>・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料
777百万円
減価償却費相当額
733百万円
支払利息相当額
51百万円</td>
<td>・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料
2,192百万円
減価償却費相当額
2,013百万円
支払利息相当額
173百万円</td>
<td>・当年度の支払リース料
2,183百万円
・減価償却費相当額
2,183百万円</td>
<td>・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料
1,332百万円
減価償却費相当額
1,242百万円
支払利息相当額
101百万円</td>
</tr>
</table>

前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）

株式会社さくら銀行

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(2) 貸手側

・リース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

	動　産
取得価額	191,184百万円
減価償却累計額	107,904百万円
中間連結会計期間末残高	83,280百万円

・未経過リース料中間連結会計期間末残高相当額

1年内	1年超	合　計
百万円	百万円	百万円
30,343	69,140	99,484

(注)　未経過リース料中間連結会計期間末残高相当額は、未経過リース料中間連結会計期間末残高及び見積残存価額の残高の合計額が営業債権の中間連結会計期間末残高等に占めるその割合が低いため、受取利子込み法によっております。

・中間連結会計期間の受取リース料

16,599百万円

・減価償却費

12,379百万円

株式会社住友銀行

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

	動　産	その他	合　計
	百万円	百万円	百万円
取得価額	1,893,758	218,940	2,112,699
減価償却累計額	1,197,112	116,596	1,313,709
中間連結会計期間末残高	696,645	102,343	798,989

・未経過リース料中間連結会計期間末残高相当額

1年内	1年超	合　計
百万円	百万円	百万円
256,332	575,644	831,976

・受取リース料、減価償却費及び受取利息相当額

受取リース料

165,433百万円

減価償却費

134,260百万円

受取利息相当額

30,999百万円

当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

	動　産	その他	合　計
	百万円	百万円	百万円
取得価額	2,036,600	274,169	2,310,770
減価償却累計額	1,242,771	141,661	1,384,432
中間連結会計期間末残高	793,829	132,508	926,337

・未経過リース料中間連結会計期間末残高相当額

1年内	1年超	合　計
百万円	百万円	百万円
291,153	668,210	959,363

・受取リース料、減価償却費及び受取利息相当額

受取リース料

186,474百万円

減価償却費

153,728百万円

受取利息相当額

34,769百万円

前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）

株式会社さくら銀行

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(2) 貸手側

・リース物件の取得価額、減価償却累計額及び年度末残高

	動　産
取得価額	187,912百万円
減価償却累計額	93,908百万円
年度末残高	94,004百万円

・未経過リース料年度末残高相当額

1年内	1年超	合　計
百万円	百万円	百万円
34,949	78,938	113,887

(注)　未経過リース料年度末残高相当額は、未経過リース料年度末残高及び見積残存価額の残高の合計額が営業債権の年度末残高等に占めるその割合が低いため、受取利子込み法によっております。

・当年度の受取リース料

32,980百万円

・減価償却費

25,416百万円

株式会社住友銀行

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

	動　産	その他	合　計
	百万円	百万円	百万円
取得価額	1,873,952	231,447	2,105,399
減価償却累計額	1,179,276	120,946	1,300,222
年度末残高	694,675	110,500	805,176

・未経過リース料年度末残高相当額

1年内	1年超	合　計
百万円	百万円	百万円
255,827	580,905	836,733

・受取リース料、減価償却費及び受取利息相当額

受取リース料

327,731百万円

減価償却費

265,216百万円

受取利息相当額

63,694百万円

<table>
<tr><th colspan="2">前中間連結会計期間
(自 平成12年4月1日
至 平成12年9月30日)</th><th rowspan="2">当中間連結会計期間
(自 平成13年4月1日
至 平成13年9月30日)</th><th colspan="2">前連結会計年度
(自 平成12年4月1日
至 平成13年3月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr>
<td>
2. オペレーティング・リース取引
(1) 借手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
1,393 7,400 8,793
(2) 貸手側
該当ありません。</td>
<td>・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各期への配分方法については、利息法によっております。
2. オペレーティング・リース取引
(1) 借手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
7,583 45,539 53,122
(2) 貸手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
283 868 1,152
なお、上記1.2.に記載した貸手側の未経過リース料のうち117,654百万円を借用金等の担保に提供しております。</td>
<td>・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各期への配分方法については、利息法によっております。
2. オペレーティング・リース取引
(1) 借手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
14,206 70,073 84,279
(2) 貸手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
1,023 4,009 5,033
なお、上記1.2.に記載した貸手側の未経過リース料のうち120,641百万円を借用金等の担保に提供しております。</td>
<td>
2. オペレーティング・リース取引
(1) 借手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
1,124 6,533 7,657
(2) 貸手側
該当ありません。</td>
<td>・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。
2. オペレーティング・リース取引
(1) 借手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
8,031 44,184 52,216
(2) 貸手側
・未経過リース料
1年内 1年超 合計
百万円 百万円 百万円
334 990 1,325
なお、上記1.2.に記載した貸手側の未経過リース料のうち107,965百万円を借用金等の担保に提供しております。</td>
</tr>
</table>

(有価証券関係)

※1. 中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等を含めて記載しております。

※2. 「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

I 当中間連結会計期間

1. 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	当中間連結会計期間(平成13年9月30日現在)				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	61,564	61,439	△124	39	164
地方債	23,392	23,224	△168	―	168
社債	―	―	―	―	―
その他	30,015	30,593	577	743	165
合計	114,971	115,256	284	783	498

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

2. その他有価証券で時価のあるもの

(金額単位 百万円)

	当中間連結会計期間(平成13年9月30日現在)				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	5,857,733	5,051,445	△806,287	214,158	1,020,446
債券	10,207,072	10,289,102	82,029	91,936	9,906
国債	8,986,108	9,046,201	60,092	64,990	4,897
地方債	287,439	299,190	11,750	12,080	330
社債	933,524	943,710	10,186	14,865	4,678
その他	3,593,998	3,677,273	83,274	102,811	19,537
合計	19,658,804	19,017,821	△640,983	408,906	1,049,890

(注) 1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3.　時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	当中間連結会計期間 (平成13年９月30日現在)
満期保有目的の債券	
非上場外国証券	20,422
その他	35,226
その他有価証券	
非上場外国証券	378,823
非上場債券	573,781
非上場株式(店頭売買株式を除く)	211,742
その他	110,167

Ⅱ　前中間連結会計期間

株式会社さくら銀行

1.　その他有価証券で時価のあるもの

前中間連結会計期間においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、平成12年大蔵省令第11号附則第３項によるその他有価証券に係る中間連結貸借対照表計上額等は次のとおりであります。

（金額単位　百万円）

	前中間連結会計期間（平成12年９月30日現在）				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
株式	3,348,672	3,458,911	110,238	544,261	434,022
債券	2,753,583	2,725,119	△28,464	7,620	36,085
国債	2,368,398	2,338,362	△30,036	3,911	33,947
地方債	21,467	21,149	△317	163	480
社債	363,718	365,608	1,889	3,546	1,656
その他	795,301	768,478	△26,822	3,552	30,375
合計	6,897,558	6,952,510	54,951	555,434	500,483

（注）　時価は、当行保有の株式については前中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額に、また、それ以外については前中間連結会計期間末日における市場価格等に、それぞれ基づいております。

2.　時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	前中間連結会計期間（平成12年９月30日現在）
満期保有目的の債券	
非上場外国証券	6,278
その他有価証券	
非上場債券	393,174
非上場株式(店頭売買株式を除く)	122,689
非上場外国証券	66,967

株式会社住友銀行

1. 満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	前中間連結会計期間（平成12年９月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	65	65	0	0	0
地方債	―	―	―	―	―
社債	49	49	0	0	―
その他	42,724	42,114	△609	―	609
合計	42,839	42,229	△609	0	610

(注) 時価は、前中間連結会計期間末日における市場価格等に基づいております。

2. その他有価証券で時価のあるもの

前中間連結会計期間においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る中間連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前中間連結会計期間（平成12年９月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
株式	2,958,557	3,419,904	461,347	778,976	317,629
債券	6,813,036	6,788,417	△24,618	14,797	39,416
国債	5,936,840	5,906,145	△30,695	3,455	34,150
地方債	294,686	297,747	3,060	5,911	2,850
社債	581,509	584,525	3,015	5,431	2,415
その他	907,593	1,070,179	162,586	177,874	15,287
合計	10,679,187	11,278,502	599,315	971,648	372,333

(注) 時価は、株式については前中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額に、また、それ以外については前中間連結会計期間末日における市場価格等に、それぞれ基づいております。

3.　時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	前中間連結会計期間 （平成12年9月30日現在）
満期保有目的の債券	
非上場外国証券	30,785
その他有価証券	
非上場外国証券	326,936
非上場債券	211,481
非上場株式（店頭売買株式を除く）	82,739
その他	10,164

Ⅲ　前連結会計年度

株式会社さくら銀行

1.　満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	前連結会計年度（平成13年3月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	14,295	14,298	2	2	0
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	—	—	—	—	—
合計	14,295	14,298	2	2	0

（注）　時価は、前連結会計年度末日における市場価格等に基づいております。

2.　その他有価証券で時価のあるもの

前連結会計年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る連結貸借対照表計上額等は次のとおりであります。

（金額単位　百万円）

	前連結会計年度（平成13年3月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
株式	3,782,106	3,420,904	△361,202	139,239	500,442
債券	5,182,955	5,207,684	24,728	27,743	3,014
国債	4,888,857	4,908,522	19,664	22,294	2,629
地方債	16,589	16,977	387	387	0
社債	277,507	282,184	4,676	5,061	385
その他	899,034	882,663	△16,371	3,560	19,931
合計	9,864,096	9,511,251	△352,844	170,544	523,388

（注）　時価は、当行保有の株式については前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額に、また、それ以外については前連結会計年度末日における市場価格等に、それぞれ基づいております。

3.　時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度 (平成13年3月31日現在)
満期保有目的の債券	
非上場外国証券	7,094
その他有価証券	
非上場債券	315,565
非上場株式(店頭売買株式を除く)	117,140
非上場外国証券	63,341

株式会社住友銀行

1.　満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	前連結会計年度（平成13年３月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	114	114	0	0	0
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	18,451	18,367	△83	46	130
合計	18,565	18,482	△82	47	130

（注）　時価は、前連結会計年度末日における市場価格等に基づいております。

2.　その他有価証券で時価のあるもの

前連結会計年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る連結貸借対照表計上額等は次のとおりであります。

（金額単位　百万円）

	前連結会計年度（平成13年３月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
株式	2,738,365	2,581,842	△156,523	166,678	323,201
債券	11,453,252	11,536,374	83,122	85,908	2,785
国債	10,691,178	10,752,965	61,787	64,163	2,375
地方債	260,232	271,306	11,073	11,077	3
社債	501,842	512,103	10,261	10,667	406
その他	1,399,155	1,524,294	125,139	135,120	9,981
合計	15,590,773	15,642,511	51,738	387,707	335,969

（注）　時価は、株式については前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額に、また、それ以外については前連結会計年度末日における市場価格等に、それぞれ基づいております。

3.　時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度 （平成13年３月31日現在）
満期保有目的の債券	
非上場外国証券	31,163
その他	5,091
その他有価証券	
非上場外国証券	668,428
非上場債券	226,332
非上場株式（店頭売買株式を除く）	112,592
その他	224,483

(金銭の信託関係)

I　当中間連結会計期間

1.　満期保有目的の金銭の信託

該当ありません。

2.　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)

(金額単位　百万円)

	当中間連結会計期間（平成13年9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	64,173	60,155	△4,017	278	4,296

(注) 1.　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

II　前中間連結会計期間

株式会社さくら銀行

○その他の金銭の信託(運用目的及び満期保有目的以外)

前中間連結会計期間においては、その他の金銭の信託のうち時価のあるものについて時価評価を行っておりません。

なお、その他の金銭の信託に係る中間連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前中間連結会計期間（平成12年9月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
その他の金銭の信託	50,002	50,663	661	840	179

(注)　時価は、前中間連結会計期間末日における市場価格等に基づいております。

株式会社住友銀行

1.　満期保有目的の金銭の信託

該当ありません。

2.　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)

前中間連結会計期間においては、その他の金銭の信託のうち時価のあるものについて、時価評価を行っておりません。

なお、その他の金銭の信託に係る中間連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前中間連結会計期間（平成12年9月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
その他の金銭の信託	56,186	53,071	△3,114	563	3,678

(注)　時価は、前中間連結会計期間末日における市場価格等に基づいております。

Ⅲ　前連結会計年度

株式会社さくら銀行

1.　満期保有目的の金銭の信託

該当ありません。

2.　その他の金銭の信託(運用目的及び満期保有目的以外)

前連結会計年度においては、その他の金銭の信託のうち時価のあるものについて時価評価を行っておりません。

なお、その他の金銭の信託に係る連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前連結会計年度(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額	うち益	うち損
その他の金銭の信託	22,208	22,677	468	494	25

(注)　時価は、前連結会計年度末日における市場価格等に基づいております。

株式会社住友銀行

1.　満期保有目的の金銭の信託

該当ありません。

2.　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)

前連結会計年度においては、その他の金銭の信託のうち時価のあるものについて、時価評価を行っておりません。

なお、その他の金銭の信託に係る連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前連結会計年度(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額	うち益	うち損
その他の金銭の信託	50,444	46,335	△4,108	317	4,426

(注)　時価は、前連結会計年度末日における市場価格等に基づいております。

（その他有価証券評価差額金）

Ⅰ　当中間連結会計期間

中間連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位　百万円）

	当中間連結会計期間 （平成13年９月30日現在）
評価差額	△644,972
その他有価証券	△640,955
その他の金銭の信託	△4,017
（＋）繰延税金資産	246,909
その他有価証券評価差額金（持分相当額調整前）	△398,063
（△）少数株主持分相当額	△3,517
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△273
その他有価証券評価差額金	△394,819

（注）　その他有価証券の評価差額には時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含めております。

Ⅱ　前中間連結会計期間

株式会社さくら銀行

前中間連結会計期間において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

(金額単位　百万円)

	前中間連結会計期間 (平成12年9月30日現在)
差額(時価－中間連結貸借対照表計上額)	55,612
その他有価証券	54,951
その他の金銭の信託	661
(△) 繰延税金負債相当額	21,800
その他有価証券評価差額金相当額(持分相当額調整前)	33,812
(△) 少数株主持分相当額	△3,599
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	2,351
その他有価証券評価差額金相当額	39,763

株式会社住友銀行

前中間連結会計期間において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

(金額単位　百万円)

	前中間連結会計期間 (平成12年9月30日現在)
差額(時価－中間連結貸借対照表計上額)	596,200
その他有価証券	599,315
その他の金銭の信託	△3,114
(△) 繰延税金負債相当額	231,621
その他有価証券評価差額金相当額(持分相当額調整前)	364,578
(△) 少数株主持分相当額	3,899
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	750
その他有価証券評価差額金相当額	361,429

Ⅲ　前連結会計年度

株式会社さくら銀行

前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

(金額単位　百万円)

	前連結会計年度 (平成13年３月31日現在)
差額(時価－連結貸借対照表計上額)	△352,375
その他有価証券	△352,844
その他の金銭の信託	468
(＋) 繰延税金資産相当額	138,131
その他有価証券評価差額金相当額(持分相当額調整前)	△214,244
(△) 少数株主持分相当額	△2,173
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	△42
その他有価証券評価差額金相当額	△212,113

株式会社住友銀行

前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

(金額単位　百万円)

	前連結会計年度 (平成13年３月31日現在)
差額(時価－連結貸借対照表計上額)	47,629
その他有価証券	51,738
その他の金銭の信託	△4,108
(△) 繰延税金負債相当額	18,371
その他有価証券評価差額金相当額(持分相当額調整前)	29,257
(△) 少数株主持分相当額	1,713
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	13
その他有価証券評価差額金相当額	27,557

（デリバティブ取引関係）

I　当中間連結会計期間

(1) 金利関連取引

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成13年9月30日現在）		
		契約額等	時価	評価損益
取引所	金利先物	15,784,133	12,301	12,301
	金利オプション	2,071,050	△74	△74
店頭	金利先渡契約	10,511,217	△409	△409
	金利スワップ	225,489,844	38,406	38,406
	スワップション	2,354,919	△6,084	△6,084
	キャップ	8,653,370	2,877	2,877
	フロアー	1,115,479	4,701	4,701
	その他	402,087	△3,620	△3,620
合計			48,096	48,096

（注）　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,544百万円（利益）であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成13年９月30日現在）		
		契約額等	時価	評価損益
店頭	通貨スワップ	25,097,961	△49,795	△49,795
	為替予約	961,549	△13,461	△13,461
	通貨オプション	92,163	207	207
合計			△63,049	△63,049

(注) 1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2.の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は708百万円(利益)であります。

2.　先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成13年９月30日現在）
		契約額等
取引所	通貨先物	—
	通貨オプション	—
店頭	為替予約	46,447,828
	通貨オプション	5,587,019

(3) 株式関連取引

(金額単位　百万円)

区分	種類	当中間連結会計期間 (平成13年9月30日現在)		
		契約額等	時価	評価損益
取引所	株式指数先物	17,038	7	7
	株式指数オプション	—	—	—
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	14,827	503	503
	その他	143,751	△917	△917
	合計		△406	△406

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	当中間連結会計期間 (平成13年9月30日現在)		
		契約額等	時価	評価損益
取引所	債券先物	61,742	△36	△36
	債券先物オプション	8,400	24	24
店頭	債券店頭オプション	47,117	43	43
	合計		31	31

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	当中間連結会計期間(平成13年9月30日現在)		
		契約額等	時価	評価損益
店頭	商品オプション	10,338	43	43
合計			43	43

(注) 1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2.　商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	当中間連結会計期間(平成13年9月30日現在)		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	97,556	92	92
	その他	230,325	△4,940	△4,940
合計			△4,848	△4,848

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

II　前中間連結会計期間

株式会社さくら銀行

(1) 金利関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在)		
		契約額等	時価	評価損益
取引所	金利先物	4,642,072	△3,139	△3,139
	金利オプション	4,775,529	△582	△182
店頭	金利先渡契約	3,758,134	12	12
	金利スワップ	81,955,545	17,298	17,298
	その他	16,514,190	4,865	12,160
合計			18,453	26,148

(注) 1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　店頭取引中のその他はキャップ、フロア、スワップション取引であります。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在)		
		契約額等	時価	評価損益
店頭	通貨スワップ	3,787,751	2,540	2,540
合計			2,540	2,540

(注) 1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2.の取引は、上記記載から除いております。

2.　「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。
期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

種類	前中間連結会計期間(平成12年9月30日現在)		
	契約額等	時価	評価損益
通貨スワップ	2,643,652	△77,418	△77,418

また、同様に、先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連デリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在)
		契約額等
取引所	通貨先物	365
	通貨オプション	950
店頭	為替予約	8,861,122
	通貨オプション	878,960

(3) 株式関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在)		
		契約額等	時価	評価損益
取引所	株式指数先物	4,615	24	24
店頭	株式関連スワップ	878,003	△10,708	△10,708
合計			△10,683	△10,683

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在)		
		契約額等	時価	評価損益
取引所	債券先物	319,516	1,036	1,036
	債券先物オプション	67,261	87	97
店頭	債券店頭オプション	240,470	17	3
合計			1,142	1,137

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

株式会社住友銀行

(1) 金利関連取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成12年9月30日現在）		
		契約額等	時価	評価損益
取引所	金利先物	12,279,207	605	605
	金利オプション	30,000	△1	0
店頭	金利先渡契約	10,700,158	7	7
	金利スワップ	129,537,016	21,883	21,883
	スワップション	987,842	△5,982	△5,746
	キャップ	5,669,707	△1,746	11,494
	フロアー	451,395	2,169	196
	その他	104,613	△60	△60
合計			16,875	28,381

（注） 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は1,189百万円（利益）であります。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在) 契約額等	時価	評価損益
店頭	通貨スワップ	10,466,477	△67,600	△67,600
	為替予約	1,182,680	7,592	7,592
	通貨オプション	43,740	△818	△818
	その他	―	―	―
合計			△60,826	△60,826

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は468百万円(利益)であります。

また、先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	前中間連結会計期間(平成12年9月30日現在) 契約額等
取引所	通貨先物	―
	通貨オプション	―
店頭	為替予約	48,028,324
	通貨オプション	2,711,666
	その他	―

(3) 株式関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間 (平成12年9月30日現在)		
		契約額等	時価	評価損益
取引所	株式指数先物	52,811	3,266	3,266
	株式指数オプション	—	—	—
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	115,204	△1,485	△1,485
	その他	218,453	△4,937	4,228
合計			△3,156	6,009

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	前中間連結会計期間 (平成12年9月30日現在)		
		契約額等	時価	評価損益
取引所	債券先物	47,318	9	9
	債券先物オプション	—	—	—
店頭	債券店頭オプション	46,218	0	0
	その他	—	—	—
合計			9	9

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

商品関連取引には該当ありません。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	前中間連結会計期間 (平成12年9月30日現在)		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	—	—	—
	その他	154,467	7,003	7,003
合計			7,003	7,003

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度

株式会社さくら銀行

1.　取引の状況に関する事項

前連結会計年度(自　平成12年４月１日　至　平成13年３月31日)

当グループでは、お客様のリスクヘッジニーズへの対応、当行保有資産および負債から発生しうるリスクの適切な管理、相場の短期的な変動等を利用した収益機会の拡大、中長期的な資金収益の安定的確保のため、デリバティブ取引を積極的に活用しています。

このうち、預貸金等の銀行業務に付随して発生する金利リスクの調整としてＡＬＭ委員会及び経営会議に諮問報告した方針に基づき実施している金利スワップ、金利先物等のデリバティブ取引については、「リスク調整アプローチ」によるヘッジ会計を適用しております。これは、貸出金や預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理する「マクロヘッジ」の手法として、日本公認会計士協会業種別監査委員会報告第15号「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」に定められた要件を満たす方法です。なお、当該マクロヘッジについては、四半期毎にヘッジ対象の金利リスクが減殺されているかどうかの有効性テストを実施しています。

また、リスク管理方法との整合性を考慮し、一部のデリバティブ取引を内包する預貸金取引等をヘッジ対象とするデリバティブ取引や一部の海外拠点におけるヘッジ目的のデリバティブ取引については「金利スワップの特例処理」等を適用しています。

当グループが取り扱っているデリバティブ取引は、金利関連取引として金利スワップ、金利先物、金利オプション、金利先渡契約など、通貨関連取引として通貨スワップ、為替予約、通貨オプション、債券関連取引として債券先物、債券先物オプション、債券店頭オプション、株式関連取引として株式指数先物、株式関連スワップ取引、有価証券店頭オプション、及びクレジットデリバティブ取引、ウエザーデリバティブ取引を行っております。

デリバティブ取引に係る主要なリスクとしては、価格や金利などの変化により保有するポジションの価値が変動し、損失を被るリスクである「市場リスク」と、取引の相手方が債務不履行を起こし、保有するポジションから期待する経済効果が得られないリスクである「信用リスク」があります。

特に、デリバティブ取引に伴うリスクには、リスクの内容が複雑な取引、僅かな資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められています。

市場リスクについては、高度な統計的手法を用いたＶａＲ(バリュー・アット・リスク)により、予想される最大損失額を把握してグローバルベースで総合的に管理しております。

当グループの内部モデル法ではＶａＲ計測にモンテカルロ・シミュレーション法を使用しており、過去１年間の市場データに基づいて、99％の信頼確率にて算出しております。尚、ポジションの想定保有期間については平成13年４月の住友銀行との合併に備え、共通の尺度でＶａＲを把握すべく、平成12年10月より10日から１日に変更しております。

デリバティブ取引を含めた特定取引に対する内部モデル法で計測された当グループの一般市場リスクの平成12年度のＶａＲは、保有期間１日あたりで最大21億円、最小７億円、平均13億円、中央値13億円で推移しました。

信用リスクについては、取引の相手方に債務不履行が生じた場合に被る損失に相当する額である「与信相当額」を把握・管理しています。ＢＩＳ自己資本比率規制に基づくカレント・エクスポージャー方式により算出した連結ベースでの与信相当額は、13年３月末現在、１兆536億円となっています。

当グループはリスク管理を経営の重要課題の一つとして位置付け、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指し、「リスク管理力」の一層の強化・充実に取り組んでいます。デリバティブ取引をはじめ市場リスクを伴う取引全体に対して、権限・リスク限度・執行手続きなどを定めた管理規程をリスク管理の基本方針として設け、半期毎に同規程を経営会議で見直しています。特定取引勘定においては取引の目的に応じた規程に基づきリスク管理を実施しています。

信用リスクについても、市場リスクと整合する考え方で計量化を行った上で、信用リスクと市場リスクを総合的に把握し、自己資本に対して許容できる範囲内にリスクを抑えるとともに、リスクに見合ったリターンの確保を基本に業務運営に取り組んでいます。

海外拠点を含めた全行ベースの市場リスクについては収益部門から独立した経営に直結したリスク管理専門部署が日次で管理し、週次で責任役員に、月次でＡＬＭ委員会にそれぞれ報告しており、経営レベルでのリスク状況の把握に十分な体制をとっております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位 百万円)

区分	種類	前連結会計年度（平成13年３月31日現在）			
		契約額等	うち１年超	時価	評価損益
取引所	金利先物				
	売建	59,123	―	△431	△431
	買建	262,802	―	2,151	2,151
	金利オプション				
	売建	2,029,981	―	825	655
	買建	622,669	―	519	258
店頭	金利先渡契約				
	売建	1,039,613	10,000	344	344
	買建	1,629,713	―	△1,589	△1,589
	金利スワップ				
	受取固定・支払変動	43,061,905	25,195,263	755,835	755,835
	受取変動・支払固定	40,592,544	24,860,084	△773,704	△773,704
	受取変動・支払変動等	2,160,512	769,755	△17,494	△17,494
	その他				
	売建	3,267,592	2,954,530	23,119	△6,253
	買建	2,444,194	2,191,101	27,933	19,066
合計				△30,380	△21,161

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

3. 店頭取引中のその他はキャップ、フロア、スワップション取引であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	4,309,192	3,169,586	1,482	1,482
合計				1,482	1,482

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、下記注3.の取引は、上記記載から除いております。

2. 時価の算定
割引現在価値等により算定しております。

3. 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。
期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

種類	前連結会計年度（平成13年3月31日現在）		
	契約額等	時価	評価損益
通貨スワップ	1,833,414	△69,269	△69,269

また、同様に、先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は下記のとおりであります。

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）
		契約額等
店頭	為替予約	
	売建	4,296,653
	買建	5,633,384
	通貨オプション	
	売建	694,904
	買建	689,497

(3) 債券関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	188	—	△6	△6
	買建	23,066	—	112	112
合計				106	106

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。

(4) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	その他				
	売建	147	—	△4	△4
	買建	147	—	6	6
合計				2	2

（注）1.　上記取引については時価評価を行い評価損益を連結損益計算書に計上しております。
2.　時価の算定
取引対象物の価格、契約期間、その他当該取引に係る契約を構成する要素に基づき、割引現在価値やオプション価格計算モデル等により算定しております。

株式会社住友銀行

1. 取引の状況に関する事項

(1) 取　引　の　内　容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポールなどの海外支店に設置された特定取引部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引にはヘッジ会計を適用しております。適用しているヘッジ会計の方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等デリバティブ取引を専門的に行う海外連結子会社においては、銀行本体の特定取引部署に準じた目的・方針にて取引を行っております。その他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引のリスクには、相場変動に伴う市場リスク、取引先の財政状態の悪化に伴い契約が履行されなくなる信用リスク、市場の流動性の低下に伴い適正な価格で希望する量の取引が困難となる市場流動性リスク等があります。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しています。適切な内部管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎に管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制機能が働くよう配慮しているほか、独立した監査・検査担当部署が、業務の運営状況について監査・検査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスクの所在並びに損益について厳正なチェック機能が働く業務運営体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行ではこれらの統合管理のためにVaR(バリューアットリスク)の手法を用いています。当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、経営体力を基に保守的に設定しています。なお、平成13年3月末の市場部門のVaR(信頼区間99.0%、保有期間1日)は、ALM担当部署に係るものが130.2億円、特定取引部署に係るものが5.6億円でした。また、保有株式に係る株価リスク等、市場部門以外の当行本体、主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。なお、自己資本比率規制に基づき算出された平成13年3月末におけるデリバティブ取引に係る連結ベースの信用リスク相当額は2兆7,539億円でした。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	1,101,977	17,858	△437	△437
	買建	5,697,426	485,657	8,991	8,991
	金利オプション				
	売建	248,680	—	△10	△10
	買建	109,340	—	6	6
店頭	金利先渡契約				
	売建	6,884,618	—	△649	△649
	買建	1,777,431	—	841	841
	金利スワップ	135,767,183	83,730,613	△69,662	△69,662
	受取固定・支払変動	65,115,663	40,064,077	1,573,923	1,573,923
	受取変動・支払固定	64,847,289	39,778,519	△1,644,551	△1,644,551
	受取変動・支払変動	5,165,148	3,359,612	△1,674	△1,674
	スワップション				
	売建	400,466	248,801	△12,247	△12,247
	買建	326,828	240,727	6,547	6,547
	キャップ				
	売建	3,207,128	2,358,919	△4,459	△4,459
	買建	2,107,655	1,535,957	4,673	4,673
	フロアー				
	売建	151,911	140,436	△2,833	△2,833
	買建	283,412	230,219	5,098	5,098
	その他				
	売建	32,799	29,850	99	99
	買建	141,681	93,760	490	490
合計				△63,553	△63,553

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,848百万円(利益)であります。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	10,574,656	4,808,279	△69,281	△69,281
	為替予約	787,136	187,702	△13,451	△13,451
	通貨オプション				
	売建	19,804	6,453	△1,583	△1,583
	買建	22,702	5,554	1,466	1,466
	その他				
	売建	—	—	—	—
	買建	—	—	—	—
合計				△82,850	△82,850

(注) 1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は650百万円(利益)であります。

2.　時価の算定
割引現在価値等により算定しております。

3.　先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	48,193,991
	通貨オプション	
	売建	1,877,037
	買建	1,606,427
	その他	
	売建	—
	買建	—

(3) 株式関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	3,039	—	137	137
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ	45,202	16,039	△805	△805
	その他				
	売建	79,457	61,219	10,685	10,685
	買建	34,947	—	△1,072	△1,072
合計				8,944	8,944

(注) 1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	2,000	2,000	8	8
	買建	―	―	―	―
	債券先物オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	債券店頭オプション				
	売建	21,981	19,850	0	0
	買建	25,457	18,562	0	0
	その他				
	売建	―	―	―	―
	買建	―	―	―	―
合計				8	8

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	商品オプション				
	売建	2,707	2,707	56	56
	買建	2,707	2,707	△4	△4
合計				51	51

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年３月31日現在）			
		契約額等	うち１年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	42,389	33,782	△366	△366
	買建	55,966	43,746	465	465
	その他				
	売建	32,669	14,500	△8,276	△8,276
	買建	62,942	58,978	7,334	7,334
合計				△842	△842

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

1. 事業の種類別セグメント情報

当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）

（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,310,269	280,323	211,210	1,801,802	—	1,801,802
(2) セグメント間の内部経常収益	110,892	3,115	123,142	237,149	(237,149)	—
計	1,421,161	283,438	334,352	2,038,952	(237,149)	1,801,802
経常費用	1,290,830	273,254	264,286	1,828,371	(141,019)	1,687,351
経常利益	130,330	10,184	70,066	210,580	(96,129)	114,450

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

前中間連結会計期間(自　平成12年４月１日　至　平成12年９月30日)

株式会社さくら銀行

連結会社は銀行業以外に一部で証券、信託、リース等の事業を営んでおりますが、それらの事業の全セグメントに占める割合が僅少であるため、事業の種類別セグメント情報は記載しておりません。

株式会社住友銀行

(金額単位　百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	817,697	252,512	224,260	1,294,470	―	1,294,470
(2) セグメント間の内部経常収益	41,585	1,977	53,788	97,351	(97,351)	―
計	859,282	254,490	278,048	1,391,821	(97,351)	1,294,470
経常費用	713,139	240,446	142,082	1,095,667	(63,535)	1,032,132
経常利益	146,142	14,044	135,966	296,153	(33,815)	262,337

(注) 1.　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル業

3.　会計基準等の変更

(1) 退職給付会計

(追加情報)2.に記載のとおり、当中間連結会計期間から退職給付に係る会計基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「銀行業」について5,245百万円増加、「リース業」について10百万円減少、「その他事業」について45百万円減少しております。

(2) 金融商品会計

(追加情報)3.に記載のとおり、当中間連結会計期間から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブの評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は「銀行業」について2,866百万円、「リース業」について11百万円、「その他事業」について15百万円それぞれ減少しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当中間連結会計期間より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「銀行業」について184,903百万円、「リース業」について3,239百万円、「その他事業」について5,803百万円それぞれ減少しております。

(3) 外貨建取引等会計処理基準

(追加情報)4.に記載のとおり、国内連結子会社は、当中間連結会計期間から改訂後の外貨建取引等会計処理基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「リース業」について70百万円、「その他事業」について13百万円それぞれ減少しております。

(4) 外形標準課税に係る事業税の表示方法

(追加情報)6.に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、東京都に係る事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年４月１日に施行されたことに伴い、当中間連結会計期間より、「銀行業」の「経常費用」として3,700百万円計上しております。

前連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

株式会社さくら銀行

連結会社は銀行業以外に一部で証券、信託、リース等の事業を営んでおりますが、それらの事業の全セグメントに占める割合が僅少であるため、事業の種類別セグメント情報は記載しておりません。

株式会社住友銀行

(金額単位　百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,843,146	516,850	365,998	2,725,995	—	2,725,995
(2) セグメント間の内部経常収益	75,387	4,078	111,435	190,901	(190,901)	—
計	1,918,534	520,929	477,434	2,916,897	(190,901)	2,725,995
経常費用	1,731,682	500,251	314,034	2,545,968	(130,713)	2,415,254
経常利益	186,851	20,677	163,399	370,929	(60,187)	310,741

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル業

3. 会計基準等の変更

(1) 退職給付会計

(追加情報)1.に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。

この結果、従来の方法によった場合と比較して、経常利益は「銀行業」について10,533百万円増加、「リース業」について62百万円減少、「その他事業」について110百万円減少しております。

(2) 金融商品会計

(追加情報)2.に記載のとおり、当連結会計年度から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は「銀行業」について21,019百万円増加、「リース業」について161百万円減少、「その他事業」について119百万円減少しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「銀行業」について475,321百万円、「リース業」について5,864百万円、「その他事業」について11,993百万円それぞれ減少しております。

(3) 外貨建取引等会計処理基準

(追加情報)3.に記載のとおり、国内連結子会社(国内銀行連結子会社を除く)は、当連結会計年度から改訂後の外貨建取引等会計処理基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「リース業」について40百万円、「その他事業」について7百万円それぞれ減少しております。

(4) 外形標準課税に係る事業税の表示方法

(追加情報)5.に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「銀行業」の「経常費用」として8,100百万円計上しております。

2.　所在地別セグメント情報

当中間連結会計期間(自　平成13年4月1日　至　平成13年9月30日)

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,391,513	185,708	101,692	122,887	1,801,802	―	1,801,802
(2) セグメント間の内部経常収益	106,595	64,894	68,183	43,734	283,408	(283,408)	―
計	1,498,109	250,602	169,876	166,622	2,085,211	(283,408)	1,801,802
経常費用	1,426,948	164,291	160,091	147,213	1,898,544	(211,192)	1,687,351
経常利益	71,160	86,311	9,784	19,409	186,666	(72,215)	114,450

(注) 1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間(自　平成12年4月1日　至　平成12年9月30日)

株式会社さくら銀行

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	738,501	66,303	21,812	54,560	881,178	―	881,178
(2) セグメント間の内部経常収益	54,852	18,113	8,679	16,885	98,532	(98,532)	―
計	793,354	84,417	30,492	71,446	979,710	(98,532)	881,178
経常費用	694,175	77,957	37,322	63,993	873,449	(98,270)	775,178
経常利益(△は経常損失)	99,178	6,459	△6,830	7,452	106,260	(261)	105,999

(注) 1.　当行の本支店及び連結子会社について、地理的な近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　米州にはアメリカ、カナダ等が、欧州にはイギリス、ドイツ等が、アジア・オセアニアにはシンガポール、香港、オーストラリア等が属しております。

3.　「中間連結財務諸表作成のための基本となる重要な事項」4(4)に記載のとおり、当中間連結会計期間から、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法を従来の定率法から定額法に変更しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について860百万円増加しております。

4.　「(追加情報)」に記載のとおり、当中間連結会計期間から退職給付に係る会計基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について4,881百万円増加しております。

5.　「(追加情報)」に記載のとおり、当中間連結会計期間から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について6,894百万円増加し、「米州」について506百万円、「欧州」について570百万円、「アジア・オセアニア」について2,724百万円それぞれ減少しております。

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	955,680	208,024	70,542	60,222	1,294,470	―	1,294,470
(2) セグメント間の内部経常収益	54,687	29,354	21,772	15,937	121,752	(121,752)	―
計	1,010,368	237,379	92,314	76,160	1,416,222	(121,752)	1,294,470
経常費用	856,123	115,858	86,799	63,489	1,122,271	(90,139)	1,032,132
経常利益	154,244	121,521	5,514	12,671	293,951	(31,613)	262,337

(注) 1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　「米州」にはアメリカ合衆国、ブラジル連邦共和国等が、「欧州」には英国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国等が属しております。

3.　会計基準等の変更

(1) 退職給付会計

(追加情報)2.に記載のとおり、当中間連結会計期間から退職給付に係る会計基準を適用しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について5,190百万円増加しております。

(2) 金融商品会計

(追加情報)3.に記載のとおり、当中間連結会計期間から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブの評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について3,231百万円、「米州」について806百万円それぞれ減少し、「欧州」について202百万円、「アジア・オセアニア」について941百万円それぞれ増加しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当中間連結会計期間より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「日本」について104,650百万円、「米州」について39,405百万円、「欧州」について9,222百万円、「アジア・オセアニア」について40,668百万円それぞれ減少しております。

(3) 外貨建取引等会計処理基準

(追加情報)4.に記載のとおり、国内連結子会社は、当中間連結会計期間から改訂後の外貨建取引等会計処理基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について83百万円減少しております。

(4) 外形標準課税に係る事業税の表示方法

(追加情報)6.に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、東京都に係る事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当中間連結会計期間より、「日本」の「経常費用」として3,700百万円計上しております。

前連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

株式会社さくら銀行

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,410,422	164,903	47,571	100,284	1,723,182	—	1,723,182
(2) セグメント間の内部経常収益	111,842	111,432	17,058	38,530	278,864	(278,864)	—
計	1,522,264	276,336	64,630	138,815	2,002,047	(278,864)	1,723,182
経常費用	1,347,019	259,322	74,385	133,426	1,814,154	(274,848)	1,539,306
経常利益	175,245	17,013	△9,755	5,388	187,892	(4,016)	183,876

(注) 1.　当行の本支店及び連結子会社について、地理的な近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　米州にはアメリカ、カナダ等が、欧州にはイギリス、ドイツ等が、アジア・オセアニアにはシンガポール、香港、オーストラリア等が属しております。

3.　「連結財務諸表作成のための基本となる重要な事項」4(4)に記載のとおり、当連結会計年度から、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法を従来の定率法から定額法に変更しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について、1,482百万円増加しております。

4.　(追加情報)に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について、9,558百万円増加しております。

5.　(追加情報)に記載のとおり、当連結会計年度から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。

この結果、従来の方法によった場合と比較して、経常利益は、「日本」について35,427百万円、「米州」について572百万円、「欧州」について31百万円、「アジア・オセアニア」について114百万円それぞれ増加しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「日本」について132,394百万円、「米州」について4,340百万円、「欧州」について14,269百万円、「アジア・オセアニア」について4,580百万円それぞれ減少しております。

6.　(追加情報)に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、当行の東京都にかかる事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「日本」の「経常費用」として8,733百万円計上しております。

（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	2,075,857	354,622	168,645	126,870	2,725,995	—	2,725,995
(2) セグメント間の内部経常収益	116,616	53,979	63,382	40,438	274,417	(274,417)	—
計	2,192,474	408,602	232,028	167,308	3,000,413	(274,417)	2,725,995
経常費用	2,015,569	249,594	230,040	137,464	2,632,669	(217,414)	2,415,254
経常利益	176,904	159,007	1,988	29,843	367,744	(57,002)	310,741

（注）1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　「米州」にはアメリカ合衆国、ブラジル連邦共和国等が、「欧州」には英国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国等が属しております。

3.　会計基準等の変更

(1) 退職給付会計

（追加情報）1.に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について10,360百万円増加しております。

(2) 金融商品会計

（追加情報）2.に記載のとおり、当連結会計年度から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について22,556百万円、「米州」について3,304百万円、「アジア・オセアニア」について731百万円それぞれ増加し、「欧州」について5,853百万円減少しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「日本」について220,611百万円、「米州」について134,827百万円、「欧州」について58,364百万円、「アジア・オセアニア」について79,374百万円それぞれ減少しております。

(3) 外貨建取引等会計処理基準

（追加情報）3.に記載のとおり、国内連結子会社（国内銀行連結子会社を除く）は、当連結会計年度から改訂後の外貨建取引等会計処理基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について48百万円減少しております。

(4) 外形標準課税に係る事業税の表示方法

（追加情報）5.に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年東京都条例第145号）が平成12年４月１日に施行されたことに伴い、当連結会計年度より、「日本」の「経常費用」として8,100百万円計上しております。

3. 海外経常収益

（金額単位　百万円）

期別		海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）		410,289	1,801,802	% 22.8
前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）	株式会社さくら銀行	142,676	881,178	% 16.1
	株式会社住友銀行	338,788	1,294,470	% 26.2
前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）	株式会社さくら銀行	312,760	1,723,182	% 18.2
	株式会社住友銀行	650,138	2,725,995	% 23.9

（注）1.　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2.　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（1株当たり情報）

	前中間連結会計期間（自 平成12年4月1日 至 平成12年9月30日）		当中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
連結ベースの1株当たり純資産額	335.35円	418.59円	359.97円	333.46円	426.32円
連結ベースの1株当たり中間（当期）純利益	6.26円	23.64円	6.02円	9.22円	25.50円
連結ベースの潜在株式調整後1株当たり中間（当期）純利益	6.25円	23.04円	6.01円	9.21円	24.93円

（注）1.　連結ベースの1株当たり純資産額は、（中間）期末の純資産額から「（中間）期末発行済優先株式数×発行価額」を控除した金額を、（中間）期末発行済普通株式数（「自己株式」及び「子会社の所有する親会社株式」を除く）で除して算出しております。

2.　連結ベースの1株当たり中間純利益及び連結ベースの1株当たり当期純利益は、中間純利益、当期純利益からそれぞれ該当期の優先株式配当金総額を控除した金額を、（中間）期中平均発行済普通株式数（「自己株式」及び「子会社の所有する親会社株式」を除く）で除して算出しております。

(重要な後発事象)

前中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
株式会社 さくら銀行	株式会社 住友銀行		株式会社さくら銀行	株式会社住友銀行
―――	―――	当行は平成13年11月21日開催の取締役会において、商法第289条第2項および銀行法第18条第2項の定めに基づき、平成14年1月下旬または同2月上旬開催予定の臨時株主総会において決議が得られることを条件に、資本準備金および利益準備金を以下のとおり減少させ、剰余金に振り替える旨決議しました。 (1) 減少予定額 資本準備金 357,615百万円 利益準備金 241,421百万円 (2) 時期 商法第100条第1項に定める期間の満了後、平成14年3月末日までに振り替える。	株式会社住友銀行と当行は、平成12年6月29日開催の当行の第10期定時株主総会および株式会社住友銀行の第156期定時株主総会(いずれも普通株式にかかる種類株主総会を兼ねる。)において、また、当行の平成12年6月29日開催の第二回優先株式にかかる種類株主総会および平成12年6月28日開催の第三回優先株式(第二種)にかかる種類株主総会ならびに平成12年6月28日開催の株式会社住友銀行の第1回第一種優先株式および第2回第一種優先株式にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年4月1日をもって合併し、当行は、株式会社住友銀行に、資産・負債その他の権利義務の一切ならびに従業員を引き継ぎました。	株式会社さくら銀行と当行は、平成12年6月29日開催の当行の第156期定時株主総会および株式会社さくら銀行の第10期定時株主総会(いずれも普通株式にかかる種類株主総会を兼ねる。)において、また、平成12年6月28日開催の当行の第1回第一種優先株式および第2回第一種優先株式にかかる種類株主総会ならびに株式会社さくら銀行の平成12年6月29日開催の第二回優先株式にかかる種類株主総会および平成12年6月28日開催の第三回優先株式(第二種)にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年4月1日をもって合併し、当行は、株式会社さくら銀行の資産・負債その他の権利義務の一切ならびに従業員を引き継ぎ、商号を「株式会社三井住友銀行」に変更いたしました。 合併に関する事項の概要は次のとおりであります。 1. 当行は、合併に際して、額面50円の普通株式2,470,846,767株を発行し、合併期日前日の株式会社さくら銀行の最終の株主名簿(実質株主名簿を含む。以下同じ)に記載された各株主(実質株主を含む。以下同じ)に対し、その所有する同行の普通株式1株につき当行の普通株式0.6株の割合をもって割当交付いたしました。 また、当行は、合併に際して、無額面第六種優先株式2,577,000株を発行し、合併期日前日の株式会社さくら銀行の最終の株主名簿に記載された各株主に対し、その所有する同行の第二回優先株式1株につき当行の第六種優先株式1株の割合をもって割当交付いたしました。 更に、当行は、合併に際して、無額面第五種優先株式800,000,000株を発行し、合併期日前日の株式会社さくら銀行の最終の株主名簿に記載された各株主に対し、その所有する同行の第三回優先株式(第二種)1株につき当行の第五種優先株式1株の割合をもって割当交付いたしました。

<table>
<tr><td colspan="2">前中間連結会計期間
(自　平成12年４月１日
至　平成12年９月30日)</td><td rowspan="2">当中間連結会計期間
(自　平成13年４月１日
至　平成13年９月30日)</td><td colspan="2">前連結会計年度
(自　平成12年４月１日
至　平成13年３月31日)</td></tr>
<tr><td>株式会社
さくら銀行</td><td>株式会社
住友銀行</td><td>株式会社
さくら銀行</td><td>株式会社住友銀行</td></tr>
<tr><td>――――</td><td>――――</td><td></td><td></td><td>
2.　当行は、合併により、資本金523,851百万円、資本準備金991,326百万円、利益準備金131,261百万円、再評価差額金42,690百万円、剰余金165,051百万円を増加させました。この結果、合併後の資本金は1,276,700百万円、資本準備金1,634,407百万円、利益準備金239,121百万円、再評価差額金209,583百万円、剰余金413,077百万円となりました。

3.　当行が株式会社さくら銀行より引き継いだ資産・負債の内訳は次のとおりであります。
(金額単位　百万円)
<table>
<tr><td>科目</td><td>金額</td><td>科目</td><td>金額</td></tr>
<tr><td>(資産の部)</td><td></td><td>(負債の部)</td><td></td></tr>
<tr><td>現金預け金</td><td>2,730,973</td><td>預金</td><td>28,872,248</td></tr>
<tr><td>コールローン</td><td>86,437</td><td>譲渡性預金</td><td>4,661,831</td></tr>
<tr><td>買入金銭債権</td><td>3,097</td><td>コールマネー</td><td>3,312,790</td></tr>
<tr><td>特定取引資産</td><td>565,596</td><td>売渡手形</td><td>1,287,700</td></tr>
<tr><td>金銭の信託</td><td>22,183</td><td>コマーシャル・ペーパー</td><td>1,136,800</td></tr>
<tr><td>有価証券</td><td>9,743,394</td><td>特定取引負債</td><td>172,176</td></tr>
<tr><td>貸出金</td><td>30,575,498</td><td>借用金</td><td>1,596,797</td></tr>
<tr><td>外国為替</td><td>262,590</td><td>外国為替</td><td>38,368</td></tr>
<tr><td>その他資産</td><td>992,360</td><td>社債</td><td>470,000</td></tr>
<tr><td>動産不動産</td><td>257,159</td><td>その他負債</td><td>1,885,491</td></tr>
<tr><td>繰延税金資産</td><td>792,896</td><td>退職給付引当金</td><td>224,304</td></tr>
<tr><td>支払承諾見返</td><td>2,637,631</td><td>債権売却損失引当金</td><td>67,163</td></tr>
<tr><td>貸倒引当金</td><td>△424,799</td><td>特別法上の引当金</td><td>9</td></tr>
<tr><td></td><td></td><td>再評価に係る繰延税金負債</td><td>27,524</td></tr>
<tr><td></td><td></td><td>支払承諾</td><td>2,637,631</td></tr>
<tr><td></td><td></td><td>負債の部合計</td><td>46,390,838</td></tr>
<tr><td>資産の部合計</td><td>48,245,020</td><td>差引正味財産</td><td>1,854,182</td></tr>
</table>
注 1.　記載金額は、単位未満を切り捨てて表示しております。
2.　有価証券には自己株式42百万円が含まれております。
3.　その他負債には合併交付金17,853百万円が含まれております。
</td></tr>
</table>

(2) その他

該当ありません。

中 間 監 査 報 告 書

平成１２年１２月１５日

株式会社　さ　く　ら　銀　行
　取締役頭取　　岡　田　明　重　殿

監査法人 太田昭和センチュリー

代表社員 関与社員　公認会計士　松村俊夫

関与社員　公認会計士　吉田高志

関与社員　公認会計士　松村直季

監査法人　ト　ー　マ　ツ

代表社員 関与社員　公認会計士　浅田永治

代表社員 関与社員　公認会計士　手塚仙夫

代表社員 関与社員　公認会計士　古澤茂

私どもは、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社さくら銀行の平成１２年４月１日から平成１３年３月３１日までの第１１期事業年度の中間会計期間（平成１２年４月１日から平成１２年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、私どもは、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において私どもは、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和５２年大蔵省令第３８号）の定めるところに準拠しているものと認められた。

よって、私どもは、上記の中間財務諸表が株式会社さくら銀行の平成１２年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１２年４月１日から平成１２年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と私ども両監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当中間会計期間より中間財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により中間財務諸表を作成している。

以　上

中間監査報告書

平成12年12月12日

株式会社住友銀行
頭　取　西川善文　殿

朝日監査法人

代表社員
関与社員　公認会計士　大東正躬

関与社員　公認会計士　吾妻　裕

関与社員　公認会計士　高波博之

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社住友銀行の平成12年４月１日から平成13年３月31日までの第157期事業年度の中間会計期間（平成12年４月１日から平成12年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社住友銀行の平成12年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成12年４月１日から平成12年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当中間会計期間より中間財務諸表作成の基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により中間財務諸表を作成している。

以　上

10

中 間 監 査 報 告 書

平成13年12月17日

株式会社三井住友銀行
頭　　取　西　川　善　文　殿

朝　日　監　査　法　人

代　表　社　員　　公認会計士

代　表　社　員
関　与　社　員　　公認会計士

関　与　社　員　　公認会計士

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成13年４月１日から平成14年３月31日までの第１期事業年度の中間会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社三井住友銀行の平成13年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当中間会計期間より中間財務諸表作成の基本となる重要な事項及び追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により中間財務諸表を作成している。

以　上

2. 中間財務諸表等

(1) 中間財務諸表

① 中間貸借対照表

（資　産　の　部）

（金額単位　百万円）

期別 / 科目	前中間会計期間（平成12年9月30日現在） 株式会社さくら銀行		前中間会計期間（平成12年9月30日現在） 株式会社住友銀行		当中間会計期間（平成13年9月30日現在）		前事業年度要約貸借対照表（平成13年3月31日現在） 株式会社さくら銀行		前事業年度要約貸借対照表（平成13年3月31日現在） 株式会社住友銀行	
	金額	構成比	金額	構成比	金額	構成比	金額	構成比	金額	構成比
		%		%		%		%		%
現金預け金※9	2,532,993	5.40	3,570,390	6.62	5,605,096	5.53	2,730,973	5.63	4,538,057	6.95
コールローン	102,205	0.22	78,980	0.15	399,742	0.40	86,437	0.18	125,531	0.19
買現先勘定	—	—	60,662	0.11	774,471	0.77	—	—	2,597,816	3.98
買入金銭債権※9	3,482	0.01	79,803	0.15	78,848	0.08	3,097	0.01	77,362	0.12
特定取引資産※2,9	1,026,511	2.19	1,496,939	2.78	2,689,363	2.65	565,596	1.17	1,842,889	2.83
金銭の信託	50,002	0.11	61,275	0.11	63,611	0.06	22,208	0.05	52,912	0.08
有価証券※1,2,3,9	7,268,199	15.50	11,328,126	21.02	19,988,203	19.72	10,199,669	21.05	16,860,309	25.83
（うち自己株式）	(13)	(0.00)	(17)	(0.00)	(—)	(—)	(42)	(0.00)	(4)	(0.00)
貸出金※4,5,6,7,8,9,10	31,232,502	66.62	31,790,839	58.99	61,071,591	60.26	30,575,498	63.09	31,172,382	47.76
外国為替※8	307,194	0.66	416,230	0.77	631,330	0.62	262,590	0.54	460,908	0.71
その他資産※2,9,11	1,524,208	3.25	1,984,127	3.68	3,197,681	3.16	992,360	2.05	3,417,288	5.24
動産不動産※9,13,14,18	304,809	0.65	587,071	1.09	820,719	0.81	286,354	0.59	585,395	0.90
繰延税金資産	542,825	1.16	568,969	1.06	1,589,941	1.57	524,199	1.08	550,472	0.84
支払承諾見返	2,492,034	5.32	2,831,782	5.25	5,440,396	5.37	2,637,631	5.44	3,655,396	5.60
貸倒引当金	△509,096	△1.09	△958,841	△1.78	△1,008,891	△1.00	△424,799	△0.88	△671,042	△1.03
資産の部合計	46,877,873	100.00	53,896,358	100.00	101,342,107	100.00	48,461,818	100.00	65,265,680	100.00

(負債及び資本の部)

(金額単位　百万円)

期別 科目	前中間会計期間(平成12年9月30日現在) 株式会社さくら銀行 金額	 株式会社さくら銀行 構成比	 株式会社住友銀行 金額	 株式会社住友銀行 構成比	当中間会計期間(平成13年9月30日現在) 金額	 構成比	前事業年度要約貸借対照表(平成13年3月31日現在) 株式会社さくら銀行 金額	 株式会社さくら銀行 構成比	 株式会社住友銀行 金額	 株式会社住友銀行 構成比
		%		%		%		%		%
預金※9	29,086,068	62.05	28,474,042	52.83	56,611,281	55.86	28,872,248	59.58	30,169,065	46.22
譲渡性預金	4,244,079	9.05	4,997,463	9.27	11,152,501	11.01	4,661,831	9.62	7,026,628	10.77
コールマネー※9	2,965,003	6.32	4,136,985	7.68	3,802,733	3.75	3,312,790	6.84	2,585,719	3.96
売現先勘定※9	—	—	3,062,512	5.68	1,459,293	1.44	—	—	4,857,211	7.44
売渡手形※9	278,400	0.59	293,687	0.55	4,694,400	4.63	1,287,700	2.66	2,744,800	4.21
コマーシャル・ペーパー	68,000	0.15	123,000	0.23	1,082,000	1.07	1,136,800	2.35	500,400	0.77
特定取引負債	304,662	0.65	551,896	1.02	1,704,180	1.68	172,176	0.36	1,008,330	1.54
借用金※9,15	1,829,470	3.90	2,356,842	4.37	3,555,666	3.51	1,596,797	3.29	2,388,329	3.66
外国為替	36,279	0.08	108,460	0.20	246,872	0.24	38,368	0.07	212,344	0.33
社債※16	470,000	1.00	683,500	1.27	1,865,205	1.84	470,000	0.97	1,000,607	1.53
転換社債	95	0.00	101,106	0.19	1,106	0.00	—	—	101,106	0.15
その他負債※9,11,12	2,669,808	5.70	4,033,899	7.49	5,796,331	5.72	1,885,491	3.89	6,923,707	10.61
賞与引当金	—	—	—	—	12,790	0.01	—	—	—	—
退職給付引当金	46,573	0.10	48,292	0.09	152,131	0.15	14,054	0.02	—	—
債権売却損失引当金	70,227	0.15	65,421	0.12	119,143	0.12	67,163	0.14	70,809	0.11
特別法上の引当金※17	9	0.00	8	0.00	18	0.00	9	0.00	8	0.00
再評価に係る繰延税金負債※18	30,443	0.06	104,756	0.19	131,412	0.13	27,524	0.06	102,506	0.16
支払承諾※9	2,492,034	5.32	2,831,782	5.25	5,440,396	5.37	2,637,631	5.44	3,655,396	5.60
負債の部合計	44,591,156	95.12	51,973,658	96.43	97,827,465	96.53	46,180,587	95.29	63,346,972	97.06
資本金	1,042,706	2.23	752,848	1.40	1,326,746	1.31	1,042,706	2.15	752,848	1.15
資本準備金	899,521	1.92	643,080	1.19	1,684,361	1.66	899,521	1.86	643,080	0.99
利益準備金	127,691	0.27	105,619	0.20	241,421	0.24	131,261	0.27	107,859	0.16
再評価差額金※18	47,218	0.10	170,555	0.32	208,857	0.21	42,690	0.09	166,893	0.26
その他の剰余金	169,580	0.36	250,595	0.46	478,958	0.47	165,051	0.34	248,026	0.38
任意積立金	56,028		165,535		221,560		56,028		165,535	
中間(当期)未処分利益	113,551		85,059		257,398		109,023		82,490	
その他有価証券評価差額金	—	—	—	—	△425,669	△0.42	—	—	—	—
自己株式	—	—	—	—	△33	△0.00	—	—	—	—
資本の部合計	2,286,716	4.88	1,922,699	3.57	3,514,642	3.47	2,281,230	4.71	1,918,707	2.94
負債及び資本の部合計	46,877,873	100.00	53,896,358	100.00	101,342,107	100.00	48,461,818	100.00	65,265,680	100.00

② 中間損益計算書

（金額単位　百万円）

期別 / 科目	前中間会計期間（自 平成12年4月1日 至 平成12年9月30日） 株式会社さくら銀行 金額	百分比	株式会社住友銀行 金額	百分比	当中間会計期間（自 平成13年4月1日 至 平成13年9月30日） 金額	百分比	前事業年度要約損益計算書（自 平成12年4月1日 至 平成13年3月31日） 株式会社さくら銀行 金額	百分比	株式会社住友銀行 金額	百分比
		%		%		%		%		%
経常収益	748,641	100.00	823,277	100.00	1,337,291	100.00	1,439,956	100.00	1,849,600	100.00
資金運用収益	554,917		568,282		1,061,396		1,016,508		1,259,171	
（うち貸出金利息）	(356,266)		(367,375)		(651,463)		(728,652)		(772,492)	
（うち有価証券利息配当金）	(55,403)		(94,938)		(224,002)		(130,003)		(218,173)	
役務取引等収益	56,865		57,409		113,779		111,790		119,990	
特定取引収益	9,187		24,967		70,906		20,776		74,609	
その他業務収益	28,284		8,016		56,889		49,455		24,021	
その他経常収益※1	99,387		164,600		34,320		241,426		371,807	
経常費用	632,975	84.55	683,837	83.06	1,210,143	90.49	1,249,209	86.75	1,681,179	90.89
資金調達費用	270,502		267,311		386,960		417,944		617,697	
（うち預金利息）	(98,393)		(158,816)		(190,777)		(226,267)		(375,271)	
役務取引等費用	20,559		19,164		40,494		42,512		38,575	
その他業務費用	4,009		9,322		26,379		7,810		49,272	
営業経費※2	190,891		163,372		348,545		380,520		331,467	
その他経常費用※3	147,013		224,667		407,763		400,421		644,164	
経常利益	115,666	15.45	139,439	16.94	127,148	9.51	190,746	13.25	168,421	9.11
特別利益	574	0.07	744	0.09	167	0.01	1,878	0.13	1,234	0.07
特別損失※4	22,682	3.03	16,888	2.05	16,260	1.22	53,565	3.72	35,604	1.93
税引前中間（当期）純利益	93,558	12.49	123,295	14.98	111,055	8.30	139,060	9.66	134,051	7.25
法人税、住民税及び事業税	2,193	0.29	20,458	2.49	9,762	0.73	1,767	0.12	7,759	0.42
法人税等調整額	39,424	5.27	54,474	6.62	21,499	1.60	55,131	3.83	70,616	3.82
中間（当期）純利益	51,939	6.93	48,361	5.87	79,794	5.97	82,160	5.71	55,675	3.01
前期繰越利益	59,581		34,973		68,994		59,581		34,973	
合併による未処分利益受入額	—		—		109,023		—		—	
再評価差額金取崩額	2,030		1,724		△413		6,558		5,281	
中間配当額	—		—		—		17,853		11,199	
中間配当に伴う利益準備金積立額	—		—		—		3,570		2,239	
合併交付金	—		—		—		17,853		—	
中間（当期）未処分利益	113,551		85,059		257,398		109,023		82,490	

中間財務諸表作成の基本となる重要な事項

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
1. 特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
2. 有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については移動平均法による原価法又は償却原価法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法(定額法)により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については移動平均法による原価法又は償却原価法(定額法)により行っております。
	(2) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、上記(1)と同じ方法により行っております。	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。	(2) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、上記(1)と同じ方法により行っております。	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。
3. デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
4. 固定資産の減価償却の方法	(1) 動産不動産 動産不動産は、それぞれ次の方法により償却しております。なお、定率法を採用しているものについては、当中間会計期間末現在の年間減価償却費見積額を期間により按分し計上しております。 建物 定額法を採用し、税法基準の償却率による。 動産 定率法を採用し、税法基準の償却率による。 その他 税法の定める方法による。 なお、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法は、従来、定率法によっておりましたが、保有建物等の使用状況を見直した結果、店舗等として長期間安定的に使用している実態を考慮し、その償却費用が使用期間に均等に計上される定額法が、より適正な期間損益を反映し合理的と考えられるため、当中間会計期間より定額法に変更しております。 これにより、定率法により減価償却を実施した場合に比べ、経常利益および税引前中間純利益はそれぞれ860百万円増加しております。	(1) 動産不動産 動産不動産はそれぞれ次の方法により償却しております。 なお、定率法を採用しているものについては、当中間会計期間末現在の年間減価償却費見積額を期間により按分し計上しております。 建物 定額法を採用し、税法基準の償却率による。 動産 定率法を採用し、税法基準の償却率による。 その他 税法の定める方法による。	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 3年～20年	(1) 動産不動産 動産不動産は、定率法(ただし建物等については定額法)を採用しております。 なお、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法は、従来、定率法によっておりましたが、保有建物等の使用状況を見直した結果、店舗等として長期間安定的に使用している実態を考慮し、その償却費用が使用期間に均等に計上される定額法が、より適正な期間損益を反映し合理的と考えられるため、当事業年度より定額法に変更しております。 これにより、定率法により減価償却を実施した場合に比べ、経常利益および税引前当期純利益はそれぞれ1,482百万円増加しております。 また、主な耐用年数は次のとおりであります。 建物 10年～50年 動産 5年～20年	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 3年～20年
	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
5. 引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 まず、当行の信用格付制度により取引先を10段階に区分し、更にそれらの取引先を自己査定に基づき、日本公認会計士協会銀行等監査特別委員会報告第4号「銀行等金融機関の資産の自己査定に係る内部統制の検証並びに貸倒償却及び貸倒引当金の監査に関する実務指針」に規定する、正常先債権・要注意先債権・破綻懸念先債権・実質破綻先債権・破綻先債権に分類しております。 正常先債権及び要注意先債権に相当する債権については、一定の種類毎に分類し、過去の一定期間における各々の貸倒実績から算出した貸倒実績率等に基づき引き当てております。 破綻懸念先債権に相当する債権については、債権額から担保の処分可能見込額及び保証による回収が可能と認められる額を控除し、その残額のうち、債務者の支払能力を総合的に判断して必要と認める額を引き当てております。 破綻先債権及び実質破綻先債権に相当する債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業店部と所管審査部が資産	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 まず、当行の信用格付制度により取引先を10段階に区分し、更にそれらの取引先を自己査定に基づき、日本公認会計士協会銀行等監査特別委員会報告第4号「銀行等金融機関の資産の自己査定に係る内部統制の検証並びに貸倒償却及び貸倒引当金の監査に関する実務指針」に規定する、正常先債権・要注意先債権・破綻懸念先債権・実質破綻先債権・破綻先債権に分類しております。 正常先債権及び要注意先債権に相当する債権については、一定の種類毎に分類し、過去の一定期間における各々の貸倒実績から算出した貸倒実績率等に基づき引き当てております。 破綻懸念先債権に相当する債権については、債権額から担保の処分可能見込額及び保証による回収が可能と認められる額を控除し、その残額のうち、債務者の支払能力を総合的に判断して必要と認める額を引き当てております。 破綻先債権及び実質破綻先債権に相当する債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業店部と所管審査部が資産

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	また、特定海外債権については、対象国の政治経済情勢等に起因して生じる損失見込額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として引き当てております。 すべての債権は、資産の自己査定基準に基づき、営業部店及び本部各部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は935,761百万円であります。	査定を実施し、当該部署から独立した与信監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は763,343百万円であります。	査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,580,785百万円であります。	また、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として引き当てております。 すべての債権は、資産の自己査定基準に基づき、営業部店及び本部各部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は888,732百万円であります。	査定を実施し、当該部署から独立した与信監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は682,093百万円であります。

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	――――	――――	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。	――――	――――
	(2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異(181,806百万円)については、5年による按分額を費用処理することとし、当中間会計期間においては同按分額に12分の6を乗じた額を計上しております。	(2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 なお、会計基準変更時差異(100,837百万円)については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から損益処理 なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。	(2) 退職給付引当金 「退職給付引当金」は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、数理計算上の差異の費用処理方法につきましては、発生年度の翌期から損益処理する方法を採用しております。なお、会計基準変更時差異(181,806百万円)については、5年による按分額を費用処理しております。	(2) 退職給付引当金 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、数理計算上の差異の損益処理方法は以下のとおりであります。 数理計算上の差異： 発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により、翌期から損益処理 なお、会計基準変更時差異(100,837百万円)については、5年による按分額を費用処理しております。

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	(3) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(3) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(4) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(3) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(3) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。
	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
6. 外貨建ての資産及び負債の本邦通貨への換算基準	外貨建の資産・負債については、中間決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資(但し、外貨にて調達したものを除く)、②外貨建転換社債③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。海外支店勘定については、中間決算日の為替相場による円換算額を付しております。	外貨建の資産及び負債については、中間決算日の為替相場による円換算額を付しております。 ただし、外国法人に対する出資(外貨にて調達したものを除く)等、直物外貨建資産及び負債残高に算入することが適当でないと認められるものについては取得時または発生時の為替相場によっております。 海外支店勘定については、中間決算日の為替相場による円換算額を付しております。	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	外貨建の資産・負債については、決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資(但し、外貨にて調達したものを除く)、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。海外支店勘定については、決算日の為替相場による円換算額を付しております。	外貨建の資産及び負債については、決算日の為替相場による円換算額を付しております。 ただし、外国法人に対する出資(外貨にて調達したものを除く)等、直物外貨建資産及び負債残高に算入することが適当でないと認められるものについては、取得時又は発生時の為替相場によっております。 海外支店勘定については、決算日の為替相場による円換算額を付しております。
7. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

	前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
	株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
8. ヘッジ会計の方法	ヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を実施しております。これは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理であり、繰延ヘッジによる会計処理を行っております。 また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 なお、一部の資産・負債については、繰延ヘッジあるいは金利スワップの特例処理を行っております。	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。	ヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を実施しております。これは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理であり、繰延ヘッジによる会計処理を行っております。 また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 なお、一部の資産・負債については、繰延ヘッジ、あるいは金利スワップの特例処理を行っております。	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
9. 消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税及び地方消費税の会計処理は税抜方式によっております。	消費税及び地方消費税の会計処理は、税抜方式によっております。
10. 税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の取崩しを前提として、当中間会計期間に係る金額を計算しております。	中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	――	――

(追　加　情　報)

前中間会計期間 (自　平成12年4月1日 至　平成12年9月30日)		当中間会計期間 (自　平成13年4月1日 至　平成13年9月30日)	前事業年度 (自　平成12年4月1日 至　平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
「貸倒引当金」については、前中間会計期間まで負債の部に掲記しておりましたが、「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が改正されたことに伴い、当中間会計期間は資産の部の最後に対象資産から一括控除する方法により表示したため、従来の方法によった場合に比べ、資産の部は509,096百万円、負債の部は509,096百万円それぞれ減少しております。 (退職給付会計) 当中間会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は4,842百万円増加し、税引前中間純利益は13,338百万円減少しております。 なお、退職給与引当金は、退職給付引当金に含めて表示しております。 (金融商品会計) 当中間会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益および税引前中間純利益はそれぞれ2,712百万円増加しております。 なお、使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当中間会計期間よりその種類毎に「有価証券」中の国債、地方債等に計上しております。当中間会計期間末における使用貸借又は賃貸借契約により貸し付けている有価証券は15,456百万円であります。 当中間会計期間においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第10号附則第3項によるその他有価証券に係る中間貸借対照表計上額等(時価のあるもの)は次のとおりであります。また、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債	1.　貸倒引当金の表示方法 「貸倒引当金」については、前中間会計期間まで負債の部に掲記しておりましたが、「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が改正されたことに伴い、当中間会計期間は資産の部の末尾に対象資産から一括控除する方法により表示したため、従来の方法によった場合に比べ、資産の部は958,841百万円、負債の部は958,841百万円それぞれ減少しております。 2.　退職給付会計 当中間会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は5,232百万円、税引前中間純利益は17,149百万円増加しております。 なお、従来の「退職給与引当金」は、「退職給付引当金」に含めて表示しております。 3.　金融商品会計 当中間会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税引前中間純利益はそれぞれ2,311百万円減少しております。 また、金融商品に係る会計基準の適用に伴い、以下のような変更を行っております。 (1) ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、当中間会計期間より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税引前中間純利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用はそれぞれ184,244百万円減少しております。	1.　金融商品会計 金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当中間会計期間から次のとおり処理しております。 (1) 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「その他資産」中の保管有価証券等と、「その他負債」中の借入商品債券または借入有価証券にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ1,283,943百万円減少しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で693,620百万円減少し、「その他有価証券評価差額金」が△425,669百万円計上されております。 2.　外貨建取引等会計処理基準 従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当中間会計期間から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券	(退職給付会計) 当事業年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は9,468百万円増加し、税引前当期純利益は26,892百万円減少しております。 なお、従来の「退職給与引当金」は、当事業年度期首において「退職給付引当金」に振り替えております。 (金融商品会計) 1.　当事業年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブの評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益および税引前当期純利益はそれぞれ36,380百万円増加しております。 2.　ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当事業年度より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税引前当期純利益の影響はありませんが、従来の方法によった場合に比べ、「金利スワップ受入利息」及び「金利スワップ支払利息」、「その他の受入利息」及び「その他の支払利息」、並びに「国債等債券売却益」及び「国債等債券売却損」は、それぞれ148,507百万円、3,453百万円及び30百万円減少し、その結果、経常収益及び経常費用はそれぞれ151,991百万円減少しております。 なお、銀行業におけるヘッジ会計に係るデリバティブ取引の収益及び費用の表示に関し、日本公認会計士協会とも協議の結果、下期において総額表示に比べて純額表示がより適正な表示であるとの結論に達したために、中間会計期間においては従来の総額表示によっております。中間会計期間	1.　退職給付会計 当期から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は10,513百万円、税引前当期純利益は12,309百万円増加しております。 また、従来の「退職給与引当金」は、当期首において「退職給付引当金」に振り替えております。なお、当期末においては、前払年金費用として「その他の資産」に含めて表示しております。 2.　金融商品会計 当期から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税引前当期純利益はそれぞれ21,524百万円増加しております。 また、金融商品に係る会計基準の適用に伴い、以下のような変更を行っております。 (1) ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、当期より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税引前当期純利益の影響はありませんが、従来の方法によった場合に比べ、「金利スワップ受入利息」及び「金利スワップ支払利息」、「その他の受入利息」及び「その他の支払利息」、並びに「国債等債券売却益」及び「国債等債券売却損」は、それぞれ388,872百万円、77,885百万円及び6,827百万円減少し、その結果、経常収益及び経常費用はそれぞれ473,585百万円減少しております。

<table>
<tr><th colspan="2">前中間会計期間
(自 平成12年4月1日
至 平成12年9月30日)</th><th rowspan="2">当中間会計期間
(自 平成13年4月1日
至 平成13年9月30日)</th><th colspan="2">前事業年度
(自 平成12年4月1日
至 平成13年3月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr>
<td>権」中のコマーシャル・ペーパー及び「金銭の信託」が含まれております。
百万円
中間貸借対照表計上額 6,340,459
時価 6,409,875
差額 69,415
繰延税金負債相当額 △27,210
その他有価証券評価差額金相当額 42,204
(外貨建取引等会計基準)
「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。</td>
<td>(2) 現先取引については、従来、売買処理しておりましたが、金融商品に係る会計基準の適用に伴う銀行法施行規則の改正により中間貸借対照表の様式が改定されたため、「買現先勘定」及び「売現先勘定」に資金取引として処理しております。なお、従来の受渡日基準に基づく売買処理によった場合と比較して、「有価証券」は1,867,186百万円増加しております。
(3) 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当中間会計期間より「有価証券」中の国債に計上しております。当中間会計期間末における使用貸借又は賃貸借契約により貸し付けている有価証券は9百万円であります。
4. 外貨建取引等会計処理基準
「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。
5. その他有価証券の時価評価
当中間会計期間においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。平成12年大蔵省令第10号附則第3項によるその他有価証券に係る中間貸借対照表計上額等は次のとおりであります。なお、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権、並びに「金銭の信託」が含まれております。
百万円
中間貸借対照表計上額 10,027,156
時価 10,439,800
差額 412,643
繰延税金負債相当額 △157,011
その他有価証券評価差額金相当額 255,632</td>
<td>以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。
資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益または未払費用を計上しております。
なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
この変更による中間財務諸表への影響は軽微であります。
3. 賞与引当金の表示方法
従業員賞与の未払計上額については、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No.15)により、当中間会計期間から「賞与引当金」として表示しております。この変更により、その他負債が12,790百万円減少し、賞与引当金が同額増加しております。
4. 自己株式の表示方法
自己株式は、従来、「有価証券」に含めて計上しておりましたが、中間財務諸表等規則及び銀行法施行規則が改正されたことに伴い、当中間会計期間から資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は33百万円、資本の部は33百万円それぞれ減少しております。</td>
<td>において、ヘッジ会計を適用するデリバティブ取引について収益及び費用を純額で表示した場合には、中間会計期間の経常利益及び税引前中間純利益の影響はありませんが、経常収益及び経常費用はそれぞれ76,997百万円減少いたします。
3. 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「貸付有価証券」に計上しておりましたが、金融商品に係る会計基準の適用に伴い、当事業年度よりその種類毎に「国債」、「地方債」等に計上しております。当事業年度末における使用貸借又は賃貸借契約により貸し付けている有価証券は2,025百万円であります。
(外貨建取引等会計処理基準)
「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。
(その他有価証券の時価評価)
当事業年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。なお、平成12年大蔵省令第8号附則第4項によるその他有価証券に係る貸借対照表計上額等は次のとおりであります。また、以下の金額には「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「買入金銭債権」の中のコマーシャル・ペーパー、並びに「金銭の信託」が含まれております。
百万円
貸借対照表計上額 9,338,718
時価 8,992,559
差額 △346,159
繰延税金資産相当額 135,694
その他有価証券評価差額金相当額 △210,464</td>
<td>(2) 現先取引については、従来、売買処理しておりましたが、金融商品に係る会計基準の適用に伴う銀行法施行規則の改正により貸借対照表の様式が改定されたため、「買現先勘定」及び「売現先勘定」に資金取引として処理しております。なお、従来の受渡日基準に基づく売買処理によった場合と比較して、「国債」は1,610,677百万円増加しております。
(3) 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来有価証券中の「貸付有価証券」に計上しておりましたが、当期より「国債」に計上しております。当期末における使用貸借又は賃貸借契約により貸し付けている国債は9百万円であります。
3. 外貨建取引等会計処理基準
「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。
4. その他有価証券の時価評価
当期においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。平成12年大蔵省令第8号附則第4項によるその他有価証券に係る貸借対照表計上額等は次のとおりであります。なお、以下の金額には「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権、並びに「金銭の信託」が含まれております。
百万円
貸借対照表計上額 15,005,558
時価 14,918,233
差額 △87,325
繰延税金資産相当額 33,227
その他有価証券評価差額金相当額 △54,098</td>
</tr>
</table>

前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
利益に関連する金額を課税標準とする事業税以外の事業税は、「その他経常費用」として計上しております。なお、東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当中間会計期間より、「その他経常費用」として4,314百万円計上しております。 「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年大阪府条例第131号)が平成12年6月9日に公布されたことから、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当中間会計期間より前事業年度の39.62%から39.20%に変更しております。この変更により、繰延税金資産の金額は5,815百万円減少し、当中間会計期間に計上された法人税等調整額の金額は同額増加しております。また、再評価に係る繰延税金負債の金額は326百万円減少し、再評価差額金の金額は同額増加しております。	6. 外形標準課税に係る事業税の表示方法 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他経常費用」として計上しております。なお、東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当中間会計期間より、「その他経常費用」として3,700百万円計上しております。 7. 大阪府の事業税に係る外形標準課税導入 「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年大阪府条例第131号)が平成12年6月9日に公布されたことから、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当中間会計期間より前事業年度の39.83%から38.05%に変更しております。この変更により、繰延税金資産の金額は26,616百万円減少し、当中間会計期間に計上された法人税等調整額の金額は同額増加しております。また、「再評価に係る繰延税金負債」の金額は4,900百万円減少し、「再評価差額金」の金額は同額増加しております。		(外形標準課税に係る事業税の表示方法) 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」に計上しております。なお、東京都にかかる事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当事業年度より、「その他の経常費用」に8,733百万円計上しております。	5. 外形標準課税に係る事業税の表示方法 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」に計上しております。なお、東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当期より、「その他の経常費用」に8,100百万円計上しております。

注　記　事　項

（中間貸借対照表関係）

前中間会計期間（平成12年９月30日現在）		当中間会計期間（平成13年９月30日現在）	前事業年度（平成13年３月31日現在）	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※1. 銀行法第２条第８項に規定する子会社の株式総額 233,644百万円	※1. 子会社の株式及び出資総額 573,317百万円	※1. 子会社の株式及び出資総額 1,028,001百万円	※1. 銀行法第２条第８項に規定する子会社の株式総額 216,175百万円	※1. 子会社の株式及び出資総額 701,758百万円
※2. 消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計665,568百万円含まれております。	※2. 消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計2,570,770百万円含まれております。	※2. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に1,665百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,825,380百万円、当中間期末に当該処分をせずに所有しているものは187,102百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。	※2. 消費貸借契約により貸し付けている有価証券が、国債、地方債、保管有価証券等及び商品有価証券に合計292,171百万円含まれております。	※2. 消費貸借契約により貸し付けている有価証券が、「国債」、「保管有価証券等」及び「商品有価証券」に合計1,956,646百万円含まれております。
※3. 自己株式のうち、商法第210条ノ２第２項第３号に定める自己株式はありません。	※3. 自己株式のうち、商法第210条ノ２第２項第３号に定める自己株式はありません。		※3. 自己株式のうち、商法第210条ノ２第２項第３号に定める自己株式はありません。	※3. 自己株式のうち、商法第210条ノ２第２項第３号に定める自己株式はありません。
※4. 貸出金のうち、破綻先債権額は165,689百万円、延滞債権額は965,859百万円であります。 なお、自己査定の結果に基づき、自己査定上の「破綻先債権」を破綻先債権として、「実質破綻先債権・破綻懸念先債権」を延滞債権としており、これらの貸出金の未収利息を収益不計上としております。	※4. 貸出金のうち、破綻先債権額は74,956百万円、延滞債権額は1,894,022百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※4. 貸出金のうち、破綻先債権額は217,079百万円、延滞債権額は1,945,507百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※4. 貸出金のうち、破綻先債権額は174,814百万円、延滞債権額は849,931百万円であります。 なお、自己査定の結果に基づき、自己査定上の「破綻先債権」を破綻先債権として、「実質破綻先債権・破綻懸念先債権」を延滞債権としており、これらの貸出金の未収利息を収益不計上としております。	※4. 貸出金のうち、破綻先債権額は60,840百万円、延滞債権額は1,357,573百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間会計期間 (平成12年9月30日現在)		当中間会計期間 (平成13年9月30日現在)	前事業年度 (平成13年3月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※5. 貸出金のうち、3カ月以上延滞債権額は53,548百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※6. 貸出金のうち、貸出条件緩和債権額は161,550百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,346,646百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。 ※8. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、782,095百万円であります。 ※9. 担保に供している資産は次のとおりであります。 担保に供している資産 百万円 有価証券 850,931 貸出金 1,373,409	※5. 貸出金のうち、3カ月以上延滞債権額は24,856百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※6. 貸出金のうち、貸出条件緩和債権額は119,105百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,112,939百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。 ※8. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は634,181百万円であります。 ※9. 担保に供している資産は次のとおりであります。 担保に供している資産 百万円 現金預け金 392 買入金銭債権 10,800 特定取引資産 966,756 有価証券 2,641,900 貸出金 1,390,081 その他資産(保管有価証券等) 229,200	※5. 貸出金のうち、3カ月以上延滞債権額は105,760百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※6. 貸出金のうち、貸出条件緩和債権額は1,001,475百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,269,821百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。 ※8. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,159,156百万円であります。 ※9. 担保に供している資産は次のとおりであります。 担保に供している資産 百万円 現金預け金 49,360 特定取引資産 865,984 有価証券 9,215,772 貸出金 1,728,781	※5. 貸出金のうち、3カ月以上延滞債権額は65,737百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※6. 貸出金のうち、貸出条件緩和債権額は124,600百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,215,082百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。 ※8. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、790,565百万円であります。 ※9. 担保に供している資産は次のとおりであります。 担保に供している資産 百万円 有価証券 1,846,734 貸出金 701,282	※5. 貸出金のうち、3カ月以上延滞債権額は37,489百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※6. 貸出金のうち、貸出条件緩和債権額は61,606百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,517,508百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。 ※8. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、649,521百万円であります。 ※9. 担保に供している資産は次のとおりであります。 担保に供している資産 百万円 現金預け金 42,373 特定取引資産 734,362 有価証券 7,097,272 貸出金 1,671,141

<table>
<tr><th colspan="2">前中間会計期間
(平成12年9月30日現在)</th><th rowspan="2">当中間会計期間
(平成13年9月30日現在)</th><th colspan="2">前事業年度
(平成13年3月31日現在)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr>
<td>担保資産に対応する債務
百万円
預金 66,261
コールマネー 1,119,889
売渡手形 278,400
借用金 3,890
その他負債(借入有価証券) 157,472

上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券807,858百万円、貸出金6,606百万円、その他資産(保管有価証券等)165,452百万円を差し入れております。
なお、動産不動産のうち保証金権利金は97,538百万円、その他資産のうち先物取引差入証拠金は5,129百万円、債券借入取引担保金は157,550百万円であります。</td>
<td>担保資産に対応する債務
百万円
預金 54,868
コールマネー 1,048,830
売現先勘定 3,062,512
売渡手形 292,700
借用金 50,452
支払承諾 36,936

上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金51,410百万円、有価証券775,903百万円及びその他資産(保管有価証券等)45,830百万円を差し入れております。
なお、動産不動産のうち保証金権利金は63,305百万円、その他資産のうち先物取引差入証拠金は9,351百万円、債券借入取引担保金は433,739百万円であります。</td>
<td>担保資産に対応する債務
百万円
コールマネー 1,335,000
売現先勘定 1,419,293
売渡手形 4,694,400
借用金 94,362
その他負債中「債券貸付取引担保金」 3,287,729
支払承諾 49,312
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金39,402百万円、特定取引資産2,566百万円、有価証券1,554,952百万円、貸出金859,447百万円を差し入れております。
なお、動産不動産のうち保証金権利金は137,174百万円、その他資産のうち先物取引差入証拠金は37,128百万円であります。

※10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、21,742,610百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが19,449,048百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。</td>
<td>担保資産に対応する債務
百万円
預金 56,112
コールマネー 823,300
売渡手形 1,287,700
借用金 13,687

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券3,010,723百万円、貸出金393,511百万円を差し入れております。
なお、動産不動産のうち保証金権利金は90,647百万円、その他資産のうち先物取引差入証拠金は2,452百万円であります。

※10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、6,553,947百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、6,019,088百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。</td>
<td>担保資産に対応する債務
百万円
コールマネー 1,200,000
売現先勘定 4,857,211
売渡手形 2,744,800
借用金 99,864
支払承諾 42,373

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金62,978百万円、有価証券3,515,442百万円、貸出金120,089百万円及びその他資産(保管有価証券等)263,540百万円を差し入れております。
なお、動産不動産のうち保証金権利金は59,779百万円、その他資産のうち先物取引差入証拠金は17,401百万円、債券借入取引担保金は823,711百万円であります。

※10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、15,631,346百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、13,845,590百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。</td>
</tr>
</table>

前中間会計期間 (平成12年9月30日現在)		当中間会計期間 (平成13年9月30日現在)	前事業年度 (平成13年3月31日現在)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※11. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は106,845百万円、繰延ヘッジ利益の総額は77,226百万円であります。	※11. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は445,218百万円、繰延ヘッジ利益の総額は378,164百万円であります。	※11. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は1,020,256百万円、繰延ヘッジ利益の総額は1,194,149百万円であります。	※11. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は187,117百万円、繰延ヘッジ利益の総額は208,206百万円であります。	※11. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。 なお、上記相殺前の繰延ヘッジ損失の総額は652,998百万円、繰延ヘッジ利益の総額は679,896百万円であります。
			※12. その他負債には、合併交付金17,853百万円が含まれております。	
※13. 動産不動産の減価償却累計額 244,715百万円	※13. 動産不動産の減価償却累計額 284,725百万円	※13. 動産不動産の減価償却累計額 522,852百万円	※13. 動産不動産の減価償却累計額 229,232百万円	※13. 動産不動産の減価償却累計額 282,759百万円
※14. 動産不動産の圧縮記帳額 32,054百万円 (当中間期圧縮記帳額 ―百万円)	※14. 動産不動産の圧縮記帳額 52,555百万円 (当中間期圧縮記帳額 ―百万円)	※14. 動産不動産の圧縮記帳額 82,324百万円 (当中間期圧縮記帳額 ―百万円)	※14. 動産不動産の圧縮記帳額 30,234百万円 (当期圧縮記帳額 ―百万円)	※14. 動産不動産の圧縮記帳額 52,199百万円 (当期圧縮記帳額 78百万円)
※15. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,544,962百万円が含まれております。	※15. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,181,720百万円が含まれております。	※15. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,196,843百万円が含まれております。	※15. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,318,762百万円が含まれております。	※15. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,194,896百万円が含まれております。
※16. 社債には、劣後特約付社債150,000百万円が含まれております。	※16. 社債には、劣後特約付社債221,500百万円が含まれております。	※16. 社債には、劣後特約付社債573,925百万円が含まれております。	※16. 社債には、劣後特約付社債150,000百万円が含まれております。	※16. 社債には、劣後特約付社債273,487百万円が含まれております。
※17. 特別法上の引当金は次のとおり計上しております。 金融先物取引責任準備金 9百万円	※17. 特別法上の引当金は金融先物取引責任準備金8百万円であります。	※17. 特別法上の引当金は金融先物取引責任準備金18百万円であります。	※17. 特別法上の引当金は次のとおり計上しております。 金融先物取引責任準備金 9百万円	※17. 特別法上の引当金は金融先物取引責任準備金8百万円であります。
※18. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等合理的な調整を行って算出	※18. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第4号に定める路線価及び路線価のない土地は第2条第3号に定める固定資産税評価額に基づいて、奥行き価格補正等をするとともに、鑑定評価による時価との差異分析の結果を勘案する等、合理的な調整を行って算出。	※18. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※18. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等合理的な調整を行って算出 同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 29,099百万円	※18. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第4号に定める路線価及び路線価のない土地は第2条第3号に定める固定資産税評価額に基づいて、奥行き価格補正等をするとともに、鑑定評価による時価との差異分析の結果を勘案する等、合理的な調整を行って算出。 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より71,433百万円下回っております。

（中間損益計算書関係）

前中間会計期間 （自 平成12年4月1日 至 平成12年9月30日）		当中間会計期間 （自 平成13年4月1日 至 平成13年9月30日）	前事業年度 （自 平成12年4月1日 至 平成13年3月31日）	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
※1. その他経常収益には、株式関連派生商品に係る収益73,244百万円を含んでおります。	※1. その他経常収益には、株式等売却益157,310百万円を含んでおります。	※1. その他経常収益には、株式等売却益28,221百万円を含んでおります。	※1. その他経常収益には、株式等売却益160,707百万円、株式関連派生商品に係る収益43,661百万円及び退職給付信託設定益29,602百万円を含んでおります。	※1. その他経常収益には、株式等売却益335,534百万円及び退職給付信託に係る信託設定益23,300百万円を含んでおります。
※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 5,578 その他 6,651	※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 7,617 その他 19	※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 17,223 その他 14,236	※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 11,347 その他 13,303	※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 17,299 その他 38
※3. その他経常費用には、貸出金償却74,755百万円、株式等償却32,538百万円を含んでおります。また、貸倒引当金取崩超過額2百万円はその他経常費用の控除項目としております。	※3. その他経常費用には、貸倒引当金繰入額137,556百万円及び貸出金償却54,509百万円を含んでおります。	※3. その他経常費用には、貸倒引当金繰入額129,325百万円、貸出金償却138,692百万円及び株式等償却68,908百万円を含んでおります。	※3. その他経常費用には、貸出金償却240,536百万円、株式等償却80,281百万円、債権売却損失引当金繰入額33,864百万円及び株式会社共同債権買取機構へ不動産担保付債権を売却したことによる損失20,449百万円を含んでおります。	※3. その他経常費用には、貸出金償却500,896百万円及び株式等償却37,776百万円を含んでおります。
※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額18,180百万円を含んでおります。	※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円を含んでおります。	※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円を含んでおります。	※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額36,361百万円を含んでおります。	※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円を含んでおります。

(リース取引関係)

前中間会計期間（自 平成12年4月1日 至 平成12年9月30日）

株式会社さくら銀行

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	動産
	百万円
取得価額相当額	47,531
減価償却累計額相当額	24,030
中間期末残高相当額	23,500

(注) 取得価額相当額は、未経過リース料中間期末残高が有形固定資産の中間期末残高等に占める割合が低いため、支払利子込み法によっております。

・未経過リース料中間期末残高相当額

	百万円
1年内	6,988
1年超	16,511
合計	23,500

(注) 未経過リース料中間期末残高相当額は、未経過リース料中間期末残高が有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっております。

・当中間期の支払リース料 4,001百万円

・減価償却費相当額 4,001百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

株式会社住友銀行

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	動産	その他	合計
	百万円	百万円	百万円
取得価額相当額	27,109	278	27,387
減価償却累計額相当額	10,950	144	11,094
中間期末残高相当額	16,158	134	16,293

・未経過リース料中間期末残高相当額

	百万円
1年内	5,100
1年超	11,660
合計	16,761

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料 4,059百万円

減価償却費相当額 2,400百万円

支払利息相当額 333百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当中間会計期間（自 平成13年4月1日 至 平成13年9月30日）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	動産	その他	合計
	百万円	百万円	百万円
取得価額相当額	55,768	3,773	59,541
減価償却累計額相当額	25,081	2,556	27,638
中間期末残高相当額	30,686	1,216	31,903

・未経過リース料中間期末残高相当額

	百万円
1年内	9,756
1年超	22,882
合計	32,638

・当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料 5,857百万円

減価償却費相当額 4,979百万円

支払利息相当額 462百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

前事業年度（自 平成12年4月1日 至 平成13年3月31日）

株式会社さくら銀行

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	動産
	百万円
取得価額相当額	49,952
減価償却累計額相当額	28,019
期末残高相当額	21,932

(注) 取得価額相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子込み法によっております。

・未経過リース料期末残高相当額

	百万円
1年内	6,980
1年超	14,952
合計	21,932

(注) 未経過リース料期末残高相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっております。

・当期の支払リース料 7,839百万円

・減価償却費相当額 7,839百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

株式会社住友銀行

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	動産	その他	合計
	百万円	百万円	百万円
取得価額相当額	19,810	278	20,089
減価償却累計額相当額	6,219	168	6,387
期末残高相当額	13,591	110	13,702

・未経過リース料期末残高相当額

	百万円
1年内	3,556
1年超	10,503
合計	14,059

・当期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料 4,977百万円

減価償却費相当額 4,157百万円

支払利息相当額 555百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
	・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。		・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
2. オペレーティング・リース取引 ・未経過リース料 百万円 1年内 1,126 1年超 6,441 合計 7,568	2. オペレーティング・リース取引 ・未経過リース料 百万円 1年内 4,646 1年超 29,019 合計 33,666	2. オペレーティング・リース取引 ・未経過リース料 百万円 1年内 10,668 1年超 55,268 合計 65,936	2. オペレーティング・リース取引 ・未経過リース料 百万円 1年内 1,011 1年超 6,222 合計 7,233	2. オペレーティング・リース取引 ・未経過リース料 百万円 1年内 4,702 1年超 28,869 合計 33,571

(有 価 証 券 関 係)

○子会社株式及び関連会社株式で時価のあるもの

I　当中間会計期間

(金額単位　百万円)

種類＼期別	当中間会計期間(平成13年9月30日現在)		
	中間貸借対照表計上額	時価	差額
子会社株式	104,186	106,236	2,050
関連会社株式	8,785	10,297	1,512
合計	112,971	116,534	3,562

(注)　時価は、当中間会計期間末日における市場価格等に基づいております。

II　前中間会計期間

株式会社さくら銀行

(金額単位　百万円)

種類＼期別	前中間会計期間(平成12年9月30日現在)		
	中間貸借対照表計上額	時価	差額
子会社株式	59,057	64,749	5,691
関連会社株式	—	—	—
合計	59,057	64,749	5,691

(注)　時価は、前中間会計期間末日における市場価格等に基づいております。

株式会社住友銀行

(金額単位　百万円)

種類＼期別	前中間会計期間(平成12年9月30日現在)		
	中間貸借対照表計上額	時価	差額
子会社株式	37,426	27,556	△9,869
関連会社株式	9,297	9,366	69
合計	46,723	36,923	△9,800

(注)　時価は、前中間会計期間末日における市場価格等に基づいております。

Ⅲ　前事業年度

株式会社さくら銀行

（金額単位　百万円）

種類＼期別	前事業年度（平成13年３月31日現在）		
	貸借対照表計上額	時価	差額
子会社株式	64,337	68,556	4,219
関連会社株式	—	—	—
合計	64,337	68,556	4,219

（注）　時価は、前事業年度末日における市場価格等に基づいております。

株式会社住友銀行

（金額単位　百万円）

種類＼期別	前事業年度（平成13年３月31日現在）		
	貸借対照表計上額	時価	差額
子会社株式	37,426	30,618	△6,807
関連会社株式	8,800	9,287	486
合計	46,226	39,905	△6,320

（注）　時価は、前事業年度末日における市場価格等に基づいております。

(重要な後発事象)

前中間会計期間 (自 平成12年4月1日 至 平成12年9月30日)		当中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)	
株式会社さくら銀行	株式会社住友銀行		株式会社さくら銀行	株式会社住友銀行
―――	―――	当行は平成13年11月21日開催の取締役会において、商法第289条第2項および銀行法第18条第2項の定めに基づき、平成14年1月下旬または同2月上旬開催予定の臨時株主総会において決議が得られることを条件に、資本準備金および利益準備金を以下のとおり減少させ、剰余金に振り替える旨決議しました。 (1) 減少予定額 資本準備金 357,615百万円 利益準備金 241,421百万円 (2) 時期 商法第100条第1項に定める期間の満了後、平成14年3月末日までに振り替える。	株式会社住友銀行と当行は、平成12年6月29日開催の当行の第10期定時株主総会および株式会社住友銀行の第156期定時株主総会(いずれも普通株式にかかる種類株主総会を兼ねる。)において、また、当行の平成12年6月29日開催の第二回優先株式にかかる種類株主総会および平成12年6月28日開催の第三回優先株式(第二種)にかかる種類株主総会ならびに平成12年6月28日開催の株式会社住友銀行の第1回第一種優先株式および第2回第一種優先株式にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年4月1日をもって合併し、当行は、株式会社住友銀行に、資産・負債その他の権利義務の一切ならびに従業員を引き継ぎました。	株式会社さくら銀行と当行は、平成12年6月29日開催の当行の第156期定時株主総会および株式会社さくら銀行の第10期定時株主総会(いずれも普通株式にかかる種類株主総会を兼ねる。)において、また、平成12年6月28日開催の当行の第1回第一種優先株式および第2回第一種優先株式にかかる種類株主総会ならびに株式会社さくら銀行の平成12年6月29日開催の第二回優先株式にかかる種類株主総会および平成12年6月28日開催の第三回優先株式(第二種)にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年4月1日をもって合併し、当行は、株式会社さくら銀行の資産・負債その他の権利義務の一切ならびに従業員を引き継ぎ、商号を「株式会社三井住友銀行」に変更いたしました。 合併に関する事項の概要は、「第5 経理の状況 1. 中間連結財務諸表等 (1) 中間連結財務諸表」中の(重要な後発事象)に記載のとおりであります。

(2) その他

中間配当(商法第293条ノ5の規定による金銭の分配)

平成13年10月11日開催の取締役会において、第1期の中間配当を行わないこととする旨決議しました。

第６　提出会社の参考情報

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨　時　報　告　書　　平成13年４月２日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第２号(合併に伴う新株式の発行)に基づく臨時報告書であります。

(2) 臨　時　報　告　書　　平成13年４月２日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(3) 発　行　登　録　書
及びその添付書類　　平成13年４月２日
関東財務局長に提出。

社債の募集に係る発行登録書であります。

(4) 発　行　登　録　書
及びその添付書類　　平成13年４月２日
関東財務局長に提出。

社債の売出しに係る発行登録書であります。

(5) 臨　時　報　告　書　　平成13年４月６日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第４号(主要株主の異動)に基づく臨時報告書であります。

(6) 発行登録追補書類　　平成13年４月10日
関東財務局長に提出。

平成13年４月２日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(7) 発行登録追補書類　　平成13年６月６日
関東財務局長に提出。

平成13年４月２日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(8) 有価証券報告書　(事業年度(第11期)　自　平成12年４月１日　至　平成13年３月31日)　平成13年６月29日
関東財務局長に提出。

(旧株式会社さくら銀行)

(9) 有価証券報告書
及びその添付書類　(事業年度(第157期)　自　平成12年４月１日　至　平成13年３月31日)　平成13年６月29日
関東財務局長に提出。

(旧株式会社住友銀行)

(10) 発行登録追補書類　平成13年7月6日関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(11) 有価証券届出書及びその添付書類　(ストックオプションによる新株引受権付与)　平成13年7月19日関東財務局長に提出。

(12) 有価証券届出書の訂正届出書　平成13年7月31日関東財務局長に提出。

平成13年7月19日提出上記(11)の有価証券届出書に係る訂正届出書であります。

(13) 発行登録追補書類　平成13年9月5日関東財務局長に提出。

平成13年4月2日提出上記(4)の発行登録書に係る発行登録追補書類であります。

(14) 発行登録追補書類　平成13年10月3日関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(15) 訂正発行登録書　平成13年4月6日
平成13年4月23日
平成13年5月31日
平成13年6月29日
平成13年9月18日
及び平成13年12月18日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る訂正発行登録書であります。

(16) 訂正発行登録書　平成13年4月23日
平成13年6月29日
及び平成13年12月18日
関東財務局長に提出。

平成13年4月2日提出上記(4)の発行登録書に係る訂正発行登録書であります。

(17) 訂正発行登録書及び添付書類　平成13年5月29日
及び平成13年12月4日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る訂正発行登録書であります。

第二部　提出会社の保証会社等の情報

該当ありません。

File No. 82-4395
Exhibit A2(a)

NEWS RELEASE

三井住友銀行
SUMITOMO MITSUI BANKING CORPORATION
SMBC

平成13年12月3日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三井住友銀行
（コード番号８３１８）

Enron Corporation及び同社の資金調達目的会社等８社に対する債権の取立不能のおそれについて

当行の取引先であるEnron Corporationに下記の事実が発生したことにより、同社及び同社の資金調達目的会社等８社に対する債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．Enron Corporationの概要
- (1)所在地　米国テキサス州ヒューストン
- (2)代表者の氏名　ケネス・レイ
- (3)資本金　8,348百万ドル(平成12年12月31日現在)
- (4)事業の内容　ガスパイプライン、発電、電力・ガス・石油等のトレーディング等

2．生じた事実

平成13年12月2日（米国現地時間）に、米国連邦破産法第11条の適用を申請。

3．Enron Corporation及び同社の資金調達目的会社等８社に対する債権額（含、有担分）

210百万ドル

なお、上記債権のほかに、同社の出資比率が50%以上または同社の関与度合いが強いとみられるプロジェクトに対する債権が5案件で総額59百万ドルありますが、これらは各プロジェクトのキャッシュフローを返済原資として見込んでおります。

4．当行の業績の見通し

平成14年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】

広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

NEWS RELEASE

SUMITOMO MITSUI
BANKING CORPORATION

SMBC

Sumitomo Mitsui Banking Corporation Announces
the Risk of Irrecoverability of the Claims on Enron Corp. and Its Eight Entities

TOKYO, December 3, 2001: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Enron Corporation and its eight entities.

1. Enron Corporation
   (1) Address: Houston, Texas, U.S.A.
   (2) Chairman: Kenneth Lay
   (3) Capital: US$ 8,348 million (as of December 31, 2000)
   (4) Business: Natural gas pipeline, electricity business, trading of electricity, natural gas and others

2. Relevant facts occurring to Enron
   Enron filed a request for the petition for Chapter 11 of U.S. Bankruptcy Code on December 2, 2001.

3. Amount of claims to Enron Corp. and its eight entities (including secured claims)
   US$ 210 million

In addition to above claims, we have five project finance transactions (total amount $59million) of which Enron has 50% or more interest, or with which Enron is significantly involved. The major repayment source of these transactions is the cash flow of each project.

4. Forecast of SMBC's financial results
   There is no amendment on SMBC's forecast of financial results for the year ending March 31, 2002.

経営の健全化のための計画の履行状況に関する報告書

平成 13 年　12 月

株式会社　三井住友銀行

目　次

１．平成13年9月期決算の概況

13年9月期決算につきましては、収益動向（図表1-1）に示したとおりであります。

[業務粗利益]

13年9月期の業務粗利益は、前年同期比1,318億円増益の8,493億円、また国債等債券関係損益を除くベースで前年同期比994億円増益の8,192億円となりました。

内訳をみますと、国際業務においてドル金利等の低下により外貨建トレジャリー収益が堅調に推移したことや、子会社等からの配当により、資金利益が前年同期比888億円の増益となりましたほか、特定取引利益も前年同期比368億円の増益となりましたことが主な要因であります。

[経費]

経費につきましては、前年同期比135億円減少いたしました。これは、人員の削減を主な要因として人件費が72億円減少したほか、物件費につきましては、合併によるシステム統合等の費用の増加要因（前年同期比76億円増）もありましたが、国内外の店舗統合やＡＴＭ等のチャネルネットワーク効率化の推進等による経費削減が奏効し前年同期比53億円の減少となったこと、等によるものです。

[業務純益]

以上の結果、一般貸倒引当金繰入を除く業務純益は5,158億円と前年同期比1,453億円の大幅な増益となりました。

[臨時損益その他]

貸倒償却引当費用につきましては、不良債権処理額が2,680億円、一般貸倒引当金繰入が374億円、合計3,054億円となりました。不良債権処理額の主なものは、貸出金償却等1,387億円、個別貸倒引当金繰入984億円であります。

株式等関係損益につきましては、株式等売却損益及び償却のネットで526億円のマイナス（前年同期比1,756億円の減益）となりました。

東京都・大阪府に係る外形標準事業税につきましては、その他の経常費用として140億円を計上しております。

[経常利益]

これらの結果、経常利益は1,271億円となりました（前年同期比1,280億円減益）。

[特別損益]

動産不動産処分損益は、リストラクチャリングの一環として廃止した店舗・社宅等の不動産処分損のほか、現状復旧に係る簿価損・解体損等があり、46億円の損失となりました。

このほか、退職給付会計基準変更時差異償却として101億円を計上しております。

[中間利益]

以上の結果、中間利益は前年同期比205億円減益の798億円となりました。

[中間連結決算]

連結決算の範囲につきましては、実質支配力基準、実質影響力基準に基づき判定をしており、今期の連結子会社は155社、持分法適用会社は40社であります。

連結の損益状況は、株式等関係損益の悪化等による単体経常利益の減益を主要因として、経常利益は前年同期比2,539億円減益の1,145億円、中間純利益は前年同期比730億円減益の342億円となりました。

なお13年9月末の連結自己資本比率は、10.79％となりました。

２．経営健全化計画の履行概況

(1) 業務再構築等の進捗状況

さくら銀行と住友銀行は、両行の持つ強固な顧客基盤と高度な金融ソリューション力、充実した商品・サービス提供ネットワークを統合するにとどまらず、それぞれの強みを一段と活かすことによって、より付加価値の高い商品・サービスをお客様に提供するため、13 年 4 月に合併いたしました。新銀行のスタート当初から、合併効果を最大限にすべく、業務再構築等を進めてまいりました。

具体的な進捗状況は以下のとおりとなっております。

①個人業務

[資産形成層へのアプローチ]

資産形成層に対しては、ローン専門拠点を含む有人拠点における相談業務と、コールセンターをマーケティングハブとしたセールスプロモーション、さらにテレホンバンキング、インターネットバンキング等のリモートチャネルを組み合わせ、効率的でユニークなサービスの提供を進めております。有人店舗における相談窓口として、さまざまな資金ニーズに対応する「マネーライフコンサルティングデスク（ＭＣデスク）」の設置を進めており、13 年 9 月末現在で設置支店数は 139 ヶ所となりました。また、ローン専門拠点である「ローンプラザ」を全国で 63 ヶ所に設置しております。

また、商品面におきまして、13 年 4 月、投資商品と定期預金を同時購入したお客様に対し、定期預金の金利に特別金利１％を適用（初回のみ）する「資産づくりセット」を導入し、資産形成ニーズや退職者層のまとまった資産運用のニーズ等にも対応しております。

[投資信託の販売体制]

投資信託の販売体制については、55 種類のラインアップを用意し（13 年 9 月末現在）、投資サービスプラザを 21 ヶ所に設置しております。個人のお客様向けの販売実績は順調に推移しており、13 年 9 月末現在の残高は 14,640 億円となりました。

[マスリテール層へのアプローチ]

マスリテール層に対しては、テレホンバンキングに加え、インターネットバンキングやｉモードを中心としたモバイルバンキング等、リモートチャネルのレベルアップによる利便性の提供を行っております。13年9月末現在、リモートチャネルの契約者は410万人を数え、13年9月の月間利用件数は168万件となっております。

また、当行のリモートサービスを統合した「One's ダイレクト」は13年9月に実施されたゴメス社の「オンラインバンキング評価」の中で、その利便性・安定性・信頼感といった点が評価され、総合第1位となりました。さらに、コンビニエンスストアのａｍ／ｐｍとの提携によりＡＴＭ「＠ＢＡＮＫ」を積極的に展開しておりますが、13年9月末の設置数は1,122ヶ所となりました。

[保険窓販への対応]

13年4月より銀行による一部の保険商品の窓販が解禁されました。銀行による保険業務の参入意義は、「銀行として『ワンストップ』の総合金融サービスを提供する」ことにあり、これによって個人顧客の生涯に亘るリスクマネジメントのニーズ、資産形成・資産運用におけるマネープラン多様化のニーズに的確に対応していくことが必要と考えております。当行は4月より、新たに保険代理店として住宅ローン関連の長期火災保険や海外旅行傷害保険の取扱を始めましたが、今後の更なる規制緩和の進捗を踏まえて、取扱商品等の拡大を検討してまいりたいと考えております。なお、13年7月には住友生命ならびに三井生命のそれぞれが発行する生保カードの契約者貸付の出金サービス取扱に関する業務提携を開始いたしました。

②法人業務

最近の事業再編ニーズの増加に対応し、取引先に関する企業価値向上策の立案・提供機能の拡充等を狙いとして、13年10月、法人業務部内に事業再編室を設置いたしました。

また、企業間電子商取引（B to B）の急速な進展に伴い、当行グループが提供するB to

B 関連の「決済」「与信」「認証」「代金回収」にかかる商品・サービスの統一ブランドとして「SMBC Financial Link」を立ち上げました。また、インターネットビジネス関連企業を対象とした「B to B フォーラム」を 13 年 9 月に開催し、好評をいただきました。

決済業務、情報提供、経営相談等の様々な中小企業ニーズを総合的にサポートするパソコンパッケージサービスである「Value Door」は、既に旧住友銀行、旧さくら銀行において提供しておりましたが、後述のとおり新銀行においても新しいチャネル展開として積極的に取り組んでおります。

③投資銀行業務等

企業の投資銀行業務にかかわるニーズについては、大和証券ＳＭＢＣ等グループ各社との協働によるトータルな金融サービスを提供しております。また、ローン・シンジケーション、ローン・セキュリタイゼーション等の「市場型間接金融ビジネス」を内外において注力しております。新銀行においては、シンジケーション専門の部署としてシンジケーション営業部を設置し、13 年 9 月期におけるシンジケーション・アレンジの実績は、前年同期比で件数・金額とも約 1.5 倍の増加となりました。

大和証券ＳＢキャピタル・マーケッツ（大和ＳＢＣＭ）とさくら証券の統合によって発足した大和証券ＳＭＢＣでは、最近の企業再編やバランスシートの圧縮に伴う様々な資産売却ニーズの高まりを受けて、自己資金による投資枠と投資対象となる資産の種類を拡大し、より広範な投資を行うことを目的に、投資子会社「大和証券ＳＭＢＣプリンシパル・インベストメンツ株式会社」を 13 年 9 月に設立いたしました。今後不良債権の買取業務だけでなく、不動産やプライベートエクイティにも積極的に投資を行っていく予定であります。

オンライン・ブローカレッジ証券業務を専業とするＤＬＪディレクトＳＦＧ証券（11 年 6 月開業）は、13 年 4 月に開設口座数が 10 万口を突破し、13 年 9 月期には、営業収益 29 億 9,600 万円、経常利益 1 億 1,700 万円、当期利益 5,800 万円と創業 3 年目にして

黒字転換いたしました。

④資産運用業務

資産運用業務につきましては、投信事業と年金事業を主体に、当行の子会社であるさくら投信投資顧問と、当行と大和証券グループ本社の合弁会社である大和住銀投信投資顧問（米国 T.Rowe Price が 10%出資）の両社を通じて、当行顧客に資産運用サービスを提供してまいります。今後、資産運用業界の動向を注視しつつ、当行顧客により良いプロダクト及びサービスを提供するための運用体制を検討してまいります。

確定拠出年金事業につきましては、業態を超えた幅広い共同事業グループにより事業展開を進めております。12 年 9 月に三井グループ金融４社ならびに住友グループ金融 4 社の共同出資により設立したジャパン・ペンション・ナビゲーターにおいて、本年 10 月よりスタートした確定拠出年金制度の導入に繋がる退職給付・年金コンサルティング業務及び退職給付債務計算業務の受託に注力しております。引続き同社を活用して運営管理業務、加入者向け投資教育業務の受託獲得推進に努め、確定拠出年金事業におけるマーケットリーダーを目指してまいります。

⑤子会社・関連会社

子会社・関連会社につきましては、原則として「一業種一社」を基本方針に統合を進め、グループ内の経営資源を集中投入することによって一層の強化・効率化を進めております。13 年 9 月期に行った主な統合は、以下のとおりです。

［4 月］　・さくらキャピタルと住銀インベストメントが合併しＳＭＢＣキャピタルとして発足

・さくら総合研究所の調査部門を日本総合研究所に営業譲渡するとともに、さくら総合研究所と日本総研ビジコンが合併し、ＳＭＢＣコンサルティングとして会員事業を一本化

・大和証券ＳＢキャピタルマーケッツがさくら証券より営業を譲り受け、大和証券ＳＭＢＣに商号変更

［5月］　・住銀リース（9月、三井住友銀リースに商号変更）がさくらリースを子会社化し、リース事業の営業を一本化

［7月］　・住友クレジットサービスが三井住友カードに商号変更し（4月）、さくらカードのＵＣ事業を統合

［9月］　・住銀ファイナンスとさくらファクターがファクタリング業務の統合を行うとともに、各々ＳＭＢＣファイナンス、ＳＭＢＣファクターに商号変更

(2) 経営合理化の進捗状況

[総経費]

13年9月期の総経費（業務純益ベース）は、人員の削減、店舗・ＡＴＭ等チャネルネットワークの見直し、海外重複拠点の統合、購買費やシステム保守管理費等の経常経費削減等、諸施策の効果から3,335億円と前年同期比135億円の削減を実現いたしました。

人件費につきましては、従業員給与の6年連続ベアの凍結、採用抑制による人員削減等に伴い1,401億円と前年同期比72億円の削減となりました。

また、物件費につきましては、システム統合等の合併関連費用の増加76億円を、海外の重複拠点統合や幅広い購買費の見直し等による経費削減で吸収し、1,777億円と前年同期比53億円の削減を実現いたしました。

[役職員数]

13年9月末の役員数は、13年3月末比3名減少の35名となり、経営健全化計画における14年3月末の計画値（38名）を上回る削減実績となりました。

従業員数は、4月に新卒者630名の採用を実施した上で13年3月末比340名減少の26,802名となり計画比順調な進捗となっております。

[国内店舗・海外拠点数]

13年9月末の国内本支店数は577ヶ店と合併以来1ヶ店減という状況ではありますが、

下期に入り13ヶ店の統合を完了しており、14年3月末の計画値(573ヵ店)を上回る削減実績となっております。

また、統合を予定している重複店舗につきましては、統合効果の早期実現の観点から、1ヶ所に2ヵ店が並存する共同店舗への移行を実施いたしました。これまでに、20ヶ店について共同店舗への移行を実施済みであります。

一方、海外支店数は12ヶ店の重複拠点の統合を実施し、21店舗と13年3月末比12店舗の削減となっており、経営健全化計画における14年3月末の計画値（23ヶ店）を上回る削減実績となりました。

(3) 不良債権処理の進捗状況

13年9月期の不良債権処理額は、一般貸倒引当金を含め3,054億円となりました。年間の処理額といたしまして4,000億円、中間期で2,000億円程度を見込んでおりましたので、見込み対比1,050億円程度の増加となりました。

この増加要因につきましては、13年4月に取り纏められた「緊急経済対策」を受けて不良債権の最終処理を促進、あるいは翌期以降の最終処理に向けた対応を行ったことのほか、企業の過剰債務問題や景気の本格的な回復の遅れを反映した資産劣化、担保価値の下落影響が予想を上回ったことによるものであります。

なお、13年9月期において、貸出金償却、債権売却等により元本総額で約7,000億円の最終処理を実施いたしました。

(4) 国内向け貸出の進捗状況

[13年9月末の実績等の状況]

13年9月末における国内貸出の実績（実勢ベース（インパクトローンを除く））は56兆4,467億円となりましたが、政府機関向け貸出の増加要因を除きますと、13年3月末比1兆9,013億円の減少となりました。企業規模別では、大企業および中堅企業向け貸出は2,806億円、中小企業向け貸出は1兆5,890億円、個人向け貸出は317億円、各々

減少となりました。

中小企業向け貸出につきましては、今年度の年間増加計画＋500 億円に対し、13 年 9 月末では大幅に下回っておりますが、これは一段と悪化する景気動向を背景に、資金需要がさらに低迷していること、財務リストラの推進に伴う大企業関連子会社の有利子負債圧縮の動きによる借入金返済圧力が依然として強いことなど、貸出残高の増加に対しては極めて困難な環境が続いていることに加え、不良債権の早期処理に向けて問題先債権の回収も重要な経営課題として取組んでいること等によるものです。

一方、健全な経営内容の中小企業に対して円滑な資金供給を行っていくことは、金融機関の社会的責務であります。13 年度下期におきましては、貸出資産の健全性を維持しつつ、引続き健全な中小企業に対する資金供給に注力し、14 年 3 月末の貸出増加計画の達成に向けて最大限努力してまいる所存であります。

[14 年 3 月末計画達成に向けての取組について]

貸出増加計画の達成に向けて、具体的には以下の方策を一段と強化し、実行しております。

第一に、健全な中堅・中小企業に対するソリューションビジネスを多様なチャネルを通じて肌理細かく、且つ強力に展開し、資金需要の積極的な発掘に努めてまいります。とりわけ相対的に規模の小さな中小企業向けには、インターネットによる融資申込受付、決済業務、情報提供、経営相談・コンサルティングに至るまで、中小企業の様々なニーズに総合的に対応するパッケージサービス「Value Door」の提供により、ネットを用いた効率的かつタイムリーなサービスの提供による取引の紐帯強化を通じて、資金需要の発掘に努めております。併せて、会員認証システムを用いた情報交換サービス・ＥＢサービスの高度化、外国為替サービスの提供等、サービス内容の拡充にも注力し、中小企業取引における新たなビジネスモデルの確立を目指し、積極的に取組んでまいります。

第二に、推進体制につきましては、以下のとおり強化いたしております。

① 中小企業のあらゆるニーズに対応する専門拠点「ビジネスサポートプラザ」の一段の拡充を図ります。「ビジネスサポートプラザ」では、専門スタッフが中小企業の

資金ニーズに対して肌理細かく応対し、資金需要の発掘に努めるとともに、迅速かつ的確なサービス提供を行っております。

② スモールビジネス取引の推進支援、商品開発などの本部機能を担うビジネスオーナー営業部内に設置している「業務開発グループ」が、コンビニ等フランチャイズ加盟店・販売代理店事業者に対する提携貸金の提供を支援する等、新規の資金需要の組織的・効率的な発掘に努めております。

③ 中堅・中小企業マーケットを中心に法人営業を推進する法人営業部に、新規貸出先の開拓を専門に行う担当者295名を配置いたしました。当行未取引の優良中堅・中小企業約8,000社をリストアップし、新規貸出先の開拓に注力しております。

④ さらに、新規先取引開拓専担部署として合併後、本部内に設置した「法人戦略営業部」が、新規先・成長企業取引を推進しております。本部内に設置した利点を活かし、本店各部はもとより、グループ会社も含めた総合金融力を同部に集約し、新規貸出先の開拓に最注力しております。併せて、同部における成功事例を法人部門の営業店である法人営業部に幅広く情報還元するとともに、法人営業部の新規貸出先開拓をサポートするなど、本支店一体となった資金需要の発掘に注力しております。また、13年4月、本部に設置した「成長事業推進室」が成長企業の新規貸出の増強をサポートする体制としております。

第三に、商品・サービス面におきましては以下のとおり行ってまいります。

① 中小企業の資金ニーズに的確に対応するため、保証協会保証付き貸金、スコアリングモデルを活用した無担保貸金など、定型貸金等を積極的に提供しております。今後一段の商品性拡充などを通じ、中小企業の資金ニーズに一層肌理細かく対応するとともに、販売体制の強化を図ってまいります。

② これよりやや規模の大きな企業の資金ニーズに対しては、環境変化を的確に捉えた各種ファンド等の設定により、柔軟に対応する方針であります。

３．今後の財務政策について

当行は 13 年 11 月、現下の厳しい経営環境を踏まえた今後の財務政策を発表いたしました。これは、世界的な景気停滞、わが国における株価の低迷・地価の継続的下落等の極めて厳しい経営環境下において、①大幅な不良債権処理を実施すると同時に、一段のリストラを推進し、来期以降の業績の回復・向上への基礎を固めるとともに、②株式相場変動の当行経営への影響を削減するため、株主の承認を前提として、資本の有効活用の観点から法定準備金の剰余金への振替えを実施すること、としたものです。

具体的内容は、以下のとおりです。

[不良債権処理]

不良債権の最終処理を速やかに推進すると同時に、将来の資産劣化への十分な引当を確保するため、平成 13 年度に 1 兆円のクレジットコストを見込んでおります。

具体的には、要注意先等に関する将来の劣化リスクへの対応として、近時の経済情勢を踏まえた引当率の引上げ、特定業種の集中リスク・再編コストを勘案した引当金の積み増しを検討しております。また、不良債権の最終処理を展望し、債権売却等によるオフバランス化を前倒しで実施してまいります。

[リストラの推進]

当行はこれまでも、合併効果の早期実現に向けて経費削減に鋭意取り組んで来ておりますが、現下の経営環境悪化を踏まえ、より一段のリストラを推進することといたしました。即ち、大規模な店舗統合の早期実施、間接部門の徹底的なスリム化等による人員の大幅削減、賞与ファンドの圧縮、役員処遇の見直し・役員数の削減等を含む、「聖域なきリストラ」を推進し、平成 13 年度の経費を、経営健全化計画において計画した 7,280 億円から 410 億円削減し、6,870 億円といたします。更に、既に決定済みのリストラ策の実行により、平成 16 年度までに 570 億円の追加削減を実施してまいります。

この結果、平成 16 年度の経費は、経営健全化計画における平成 13 年度の経費（7,280 億円）から約 1,000 億円減少し、6,300 億円となります。当行は、引続き、経営のあらゆる面における合理化を進め、経費 6,000 億円体制の早期構築に取組んでまいります。

[今後の業績回復]

平成13年度の業務粗利益は、金利低下を受けて市場営業部門が好調であるほか、業務推進上の様々な面において合併効果が顕在化してきており、当初計画を大きく上回る水準となる見込みであります。こうしたことから、平成13年度の業務純益（除く一般貸倒引当金繰入）は、経費削減効果のほか、外貨建トレジャリー収益の増加、子会社等からの配当等の増加要因もあり、1兆 500 億円を見込んでおります（経営健全化計画では7,000億円）。そして、クレジットコストを1兆円計上し、平成13年度の経常損失は450億円、当期損失は550億円の見込みであります。

平成14年度以降につきましては、一段の経費削減が見込まれる中、クレジットコストが相当に抑制されるため、大幅な業績回復を見込んでおります。この業績回復を、より確固たるものとするため、慣行や既成概念に囚われず、グループ会社を含めた業務の全面的な見直しを行い、収益性および資産効率・資本効率の高い経営体質への転換を進めてまいります。

[法定準備金の剰余金への振替え]

株式相場変動の当行経営への影響を削減するため、保有株式の圧縮を進めるとともに、大手町本部ビルの売却を始めとする保有資産の処分を進め、剰余金の増強を通じた株式相場リスクへの対応力強化を図ってまいります。

また、株主の承認を前提に、現在1兆9,257億円ある法定準備金のうち資本金を上回る5,990億円を剰余金に振替えることといたしました。これにより、剰余金は1兆円を超えることとなり、株式相場下落への抵抗力の高い資本構成が実現できると考えております。

今回、法定準備金から振替えることにより増加する剰余金につきましては、保有株式の時価評価に伴う評価差額金の資本直入への対応のために活用してまいります。従いまして、今後の配当支払いにあたりましては、剰余金全体から今回の振替えによる増加分を控除した部分で、その原資を確保することを原則としてまいります。

以　上

【 14/3月期の計画値は、いずれの図表においても、経営健全化計画提出時点で策定した数値としております 】

（図表１－１）収益動向及び計画

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 計画
(規模)〈資産、負債は平残、資本勘定は末残〉					(億円)
総資産	977,747	1,027,831	1,070,937		962,000
貸出金	652,831	628,240	603,588		628,000
有価証券	151,054	196,352	244,738		161,000
特定取引資産	22,548	20,601	13,045		22,500
繰延税金資産〈末残〉	12,081	10,746	15,899		8,900
総負債	939,523	988,549	1,033,041		922,000
預金・ＮＣＤ	681,101	680,389	687,484		658,000
債券	―	―	―		―
特定取引負債	4,111	3,620	2,092		4,000
繰延税金負債〈末残〉	―	―	―		―
再評価に係る繰延税金負債〈末残〉	1,428	1,300	1,314		1,320
資本勘定計	41,328	41,999	35,146		46,984
資本金	17,955	17,955	13,267		13,266
資本準備金	15,426	15,426	16,844		21,115
利益準備金	2,274	2,391	2,414		2,461
再評価差額金	2,163	2,095	2,089		2,109
その他有価証券評価差額金	―	―	▲ 4,257		1,500
剰余金	3,510	4,130	4,789		6,533
(収益)					
業務粗利益	14,337	15,032	8,493		14,280
資金運用収益	27,554	22,756	10,614		21,870
資金調達費用	15,414	10,349	3,868		10,170
役務取引等利益	1,294	1,507	733		1,570
特定取引利益	412	954	709		530
その他業務利益	490	164	305		480
国債等債券関係損(▲)益	▲ 16	87	301		―
業務純益（一般貸倒引当金繰入前）	7,028	8,031	5,158		7,000
業務純益	6,786	9,917	4,784		7,000
一般貸倒引当金繰入額	242	▲ 1,886	374		―
経費	7,275	7,001	3,335		7,280
人件費	3,037	2,941	1,401		2,940
物件費	3,863	3,706	1,777		3,990
不良債権処理損失額	11,064	10,077	2,680		2,000
株式等関係損(▲)益	8,284	3,114	▲ 526		―
株式等償却	640	1,181	689		―
経常利益	3,364	3,591	1,271		4,450
特別利益	29	30	2		―
特別損失	368	891	162		710
法人税、住民税及び事業税	105	94	98		1,640
法人税等調整額	☆ 1,860	★ 1,257	215		
税引後当期利益	1,059	1,379	798		2,100
(配当)					(億円、円、％)
配当可能利益	さくら 1,141	さくら 1,650	532		5,445
	住友 1,783	住友 2,067			
配当金	さくら 356	さくら 357	―		486
	住友 188	住友 188			
１株当たり配当金	さくら 6.0	さくら 6.0	―		6.0
	住友 6.0	住友 6.0			
配当率（優先株＜公的資金分＞）	さくら 1.37	さくら 1.37	―		―
	住友 0.70	住友 0.70			
配当率（優先株＜その他＞）	さくら 0.75	さくら 0.75	―		―
	住友 ―	住友 ―			
配当性向	さくら 53.42	さくら 34.72	―		17.44
	住友 41.63	住友 36.15			
(経営指標)					(％)
資金運用利回(A)	さくら 3.34	さくら 2.50	2.27		2.59
	住友 3.21	住友 2.57			
貸出金利回(B)	さくら 2.25	さくら 2.35	2.15		2.50
	住友 2.30	住友 2.43			
有価証券利回	さくら 1.65	さくら 1.74	1.82		1.64
	住友 1.70	住友 1.79			
資金調達原価(C)	さくら 2.92	さくら 2.00	1.61		2.17
	住友 2.77	住友 2.06			
預金利回(含むNCD)(D)	さくら 0.49	さくら 0.72	0.57		0.85
	住友 0.82	住友 1.13			
経費率(E)	さくら 1.16	さくら 1.12	0.96		1.09
	住友 0.95	住友 0.92			
人件費率	さくら 0.47	さくら 0.46	0.40		0.44
	住友 0.41	住友 0.39			
物件費率	さくら 0.63	さくら 0.60	0.51		0.60
	住友 0.49	住友 0.48			
総資金利鞘(A)-(C)	さくら 0.42	さくら 0.50	0.66		0.42
	住友 0.44	住友 0.51			
預貸金利鞘(B)-(D)-(E)	さくら 0.60	さくら 0.50	0.61		0.56
	住友 0.52	住友 0.38			
非金利収入比率	さくら 14.33	さくら 18.03	8.63		10.99
	住友 9.59	住友 10.53			
ＲＯＥ(一般貸引前業務純益/資本勘定〈平残〉)	さくら 14.00	さくら 15.67	28.23		15.60
	住友 20.89	住友 23.56			
ＲＯＡ(一般貸引前業務純益/総資産〈平残〉)	さくら 0.67	さくら 0.75	0.96		0.72
	住友 0.76	住友 0.80			

（注）12/3月期及び13/3月期は、原則として、さくら銀行・住友銀行両行の計数を合算して表示しております。
☆東京都の「事業税外形標準課税」導入の影響：701億円
★大阪府の「事業税外形標準課税」導入の影響：320億円

（図表１－２）収益動向（連結ベース）

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 見込み
（規模）〈末残〉					（億円）
総資産	1,022,631	1,192,427	1,075,020		
貸出金	652,741	655,371	647,276		
有価証券	158,976	273,125	205,116		
特定取引資産	31,704	24,910	32,250		
繰延税金資産	13,165	11,565	16,963		
少数株主持分	8,985	9,906	9,679		
総負債	973,516	1,142,391	1,031,819		
預金・ＮＣＤ	689,699	746,960	718,251		
債券	—	—	—		
特定取引負債	13,133	12,700	21,632		
繰延税金負債	38	247	534		
再評価に係る繰延税金負債	1,571	1,441	1,452		
資本勘定計	40,129	40,130	33,522		
資本金	17,955	17,955	13,267		
資本準備金	15,426	15,426	16,844		
再評価差額金	2,374	2,307	2,302		
その他有価証券評価差額金	—	—	▲ 3,948		
連結剰余金	4,517	5,160	5,414		
為替換算調整勘定	—	▲ 530	▲ 185		
自己株式（注１）	▲ 144	▲ 187	▲ 172		

（収益）					（億円）
経常収益	51,503	44,492	18,018		
資金運用収益	29,269	24,359	10,677		
役務取引等収益	3,688	4,121	1,899		
特定取引収益	872	1,112	737		
その他業務収益	6,888	6,497	3,942		
その他経常収益	10,784	8,404	763		
経常費用	47,765	39,546	16,874		
資金調達費用	16,198	11,123	3,930		
役務取引等費用	1,032	958	364		
特定取引費用	238	21	—		
その他業務費用	5,782	5,607	3,214		
営業経費	9,535	9,409	4,684		
その他経常費用	14,977	12,427	4,682		
貸出金償却	5,854	8,145	1,968		
貸倒引当金繰入額	4,692	490	1,168		
一般貸倒引当金純繰入額	176	▲ 2,095	628		
個別貸倒引当金純繰入額	4,575	2,585	623		
経常利益	3,737	4,946	1,145		▲ 700
特別利益	203	520	59		
特別損失	514	1,412	217		
税金等調整前当期純利益	3,426	4,055	987		
法人税、住民税及び事業税	586	655	377		
法人税等調整額	1,706	1,982	36		
少数株主利益	▲ 111	93	231		
当期純利益	1,244	1,324	342		▲ 1,500

（注1）自己株式には、子会社の所有する親会社株式を含んでおります。
（注2）12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表2)自己資本比率の推移 … 国際統一基準を採用

(単体)　(億円)

	12/3月期実績 旧さくら	12/3月期実績 旧住友	13/3月期実績 旧さくら	13/3月期実績 旧住友	13/9月期実績	備考	14/3月期計画
資本金	10,426	7,528	10,426	7,528	13,267		13,266
うち普通株式(注2)	6,399	5,023	6,400	5,023	6,762		6,761
うち優先株式(非累積型)	4,027	2,505	4,026	2,505	6,505		6,505
優先出資証券	2,837	5,311	2,837	5,630	8,387		8,235
資本準備金	8,995	6,431	8,995	6,431	16,844	＊1	21,115
利益準備金（注3）	1,276	1,056	1,312	1,102	2,414		2,511
その他有価証券の評価差損	−	−	−	−	△ 4,257	＊2	−
任意積立金（注3）	560	1,655	560	1,655	2,216		2,216
次期繰越利益	595	330	1,090	673	2,557		4,006
その他（注4）	17	−	18	40	△ 12		−
Tier I 計	24,709	22,311	25,240	23,060	41,416		51,349
(うち税効果相当額)	(5,835)	(6,245)	(5,241)	(5,504)	(15,899)		(8,900)
優先株式(累積型)	−	−	−	−	−		−
優先出資証券	−	−	−	−	−		−
永久劣後債	5,263	5,015	4,024	4,413	6,938		7,535
永久劣後ローン	1,200	850	1,350	700	1,950		
有価証券含み益	−	−	−	−	−	＊2	1,125
土地再評価益	364	1,252	315	1,212	1,531		1,530
貸倒引当金	1,988	3,576	1,428	2,250	4,052		3,964
その他	−	−	−	−	−		−
Upper Tier II 計	8,815	10,692	7,118	8,575	14,471		14,154
期限付劣後債 期限付劣後ローン	6,404	10,647	5,735	11,405	17,521		16,630
その他	−	−	−	−	−		−
Lower Tier II 計	6,404	10,647	5,735	11,405	17,521		16,630
Tier II 計	15,220	21,339	12,854	19,980	31,992		30,784
Tier III	−	−	−	−	−		−
控除項目	9	538	169	588	967		668
自己資本合計	39,920	43,113	37,925	42,452	72,441		81,465

(億円)

リスクアセット	319,173	345,799	318,406	359,462	628,100	＊3	658,000
オンバランス項目	296,275	316,825	295,475	321,663	578,134		606,000
オフバランス項目	21,518	27,870	21,576	36,545	48,277		49,500
その他(注5)	1,379	1,104	1,354	1,254	1,690		2,500

(%)

自己資本比率	12.50	12.46	11.91	11.80	11.53		12.38
Tier I 比率	7.74	6.45	7.92	6.41	6.59		7.80

(注1)上記試算に係る各種前提条件
　為替：14/3月期計画　110.00円/ドル
(注2)自己株式を控除した額。
(注3)利益処分を勘案した額。
(注4)少数株主持分（除く優先出資証券）、為替換算調整勘定の額。
(注5)マーケット・リスク相当額を８％で除して得た額。
＊１：合併に伴い、旧さくら銀行の有価証券等の含み損等を合併差益で処理したことによるものであります。
＊２：株価の下落により、その他有価証券評価差額がマイナスとなったことによるものであります。
＊３：資金需要の低迷による貸出金の減少及び株価下落による有価証券時価額の減少等によるものであります。

(図表2)自己資本比率の推移 … 国際統一基準を採用

(連結)　(億円)

	12/3月期実績		13/3月期実績		13/9月期	備考	14/3月期
	旧さくら	旧住友	旧さくら	旧住友	実績		計画
資本金	10,415	7,396	10,381	7,387	13,095		13,122
うち普通株式(注2)	6,387	4,891	6,355	4,882	6,590		6,617
うち優先株式(非累積型)	4,027	2,505	4,026	2,505	6,505		6,505
優先出資証券	2,837	5,311	2,837	5,630	8,387		8,217
資本準備金	8,995	6,431	8,995	6,431	16,844	＊1	21,115
その他有価証券の評価差損	−	−	−	−	△ 3,948	＊2	−
為替換算調整勘定	−	−	△ 209	△ 322	△ 185		△ 920
剰余金(注3)	1,803	2,424	1,960	3,087	5,414		7,735
その他(注4)	354	477	999	369	1,230		1,463
Tier I 計	24,406	22,039	24,964	22,583	40,837		50,732
(うち税効果相当額)	(6,116)	(7,013)	(5,582)	(5,740)	(16,430)		(9,700)
優先株式(累積型)	−	−	−	−	−		−
優先出資証券	−	−	−	−	−		−
永久劣後債	5,263	5,015	4,024	4,413	6,855		7,535
永久劣後ローン	1,200	850	1,350	700	1,950		
有価証券含み益	−	−	−	−	−	＊2	1,890
土地再評価益	516	1,261	466	1,222	1,692		1,692
貸倒引当金	2,273	3,654	1,631	2,327	4,574		4,206
その他	−	−	−	−	−		−
Upper Tier II 計	9,253	10,780	7,472	8,662	15,070		15,323
期限付劣後債	7,359	10,664	6,043	11,291	17,939		17,236
期限付劣後ローン							
その他	−	−	−	−	−		−
Lower Tier II 計	7,359	10,664	6,043	11,291	17,939		17,236
Tier II 計	16,612	21,444	13,516	19,954	33,009		32,559
Tier III	−	−	−	−	−		−
控除項目	9	−	137	1,036	897		1,811
自己資本合計	41,008	43,483	38,343	41,500	72,949		81,480

(億円)

リスクアセット	327,215	374,767	338,914	379,252	675,574	＊3	710,000
オンバランス項目	306,767	347,447	318,125	346,090	628,063		662,000
オフバランス項目	18,242	25,109	19,247	30,963	44,926		43,500
その他(注5)	2,206	2,211	1,540	2,199	2,584		4,500

(%)

自己資本比率	12.53	11.60	11.31	10.94	10.79		11.47
Tier I 比率	7.45	5.88	7.36	5.95	6.04		7.14

(注1)上記試算に係る各種前提条件

為替：14/3月期計画　110.00円/ﾄﾞﾙ

(注2)自己株式及び子会社の所有する親会社株式を控除した額。

(注3)連結剰余金から社外流出予定額を控除した額。

(注4)少数株主持分（除く優先出資証券）、営業権相当額、連結調整勘定相当額。

(注5)マーケット・リスク相当額を８％で除して得た額。

＊１：合併に伴い、旧さくら銀行の有価証券等の含み損等を合併差益で処理したことによるものであります。

＊２：株価の下落により、その他有価証券評価差額がマイナスとなったことによるものであります。

＊３：資金需要の低迷による貸出金の減少及び株価下落による有価証券時価額の減少等によるものであります。

（図表５）部門別収益動向

（億円）

	13/3月期 実績	13/9月期 実績	14/3月期 見込み
資金関係損益	2,930	1,392	2,760
手数料＋外為	349	169	380
個人部門	3,279	1,561	3,140
資金関係損益	4,534	2,180	4,350
手数料＋外為	1,220	703	1,350
法人部門	5,754	2,883	5,700
資金関係損益	1,095	554	1,140
手数料＋外為	453	224	470
企業金融部門	1,548	778	1,610
ｳﾁ ﾏｰｹﾃｨﾝｸﾞ業務	843	408	840
ﾄﾚｼﾞｬﾘｰ業務	36	8	10
国際部門	860	386	820
ｳﾁ ﾊﾞﾝｷﾝｸﾞ業務	2,282	1,927	3,990
ﾄﾚｰﾃﾞｨﾝｸﾞ業務	477	261	470
市場営業部門	2,680	2,173	4,410
本社管理	911	712	1,690
業務粗利益	15,032	8,493	17,370
経費	▲7,001	▲3,335	▲6,870
業務純益 （除く一般貸倒引当金繰入）	8,031	5,158	10,500

(図表６)リストラ計画

	12/3月末 実績	13/3月末 実績	13/9月末 実績	備考	14/3月末 計画
(役職員数)					
役員数　(人)	42	38	35		38
うち取締役（（）内は非常勤）　(人)	31(3)	29(5)	26(2)		29(4)
うち監査役（（）内は非常勤）　(人)	11(4)	9(4)	9(4)		9(4)
従業員数(注)　(人)	29,298	27,142	26,802	＊	26,200

(注)事務職員、庶務職員合算。在籍出向者を含む。執行役員、嘱託、パート、派遣社員は除いております。
＊：13年4月に新卒者630名を採用いたしました。14年3月末につきましては計画通りとなる見込みであります。

(国内店舗・海外拠点数)

	12/3月末 実績	13/3月末 実績	13/9月末 実績	備考	14/3月末 計画
国内本支店(注１)　(店)	653	578	577	＊	573
海外支店(注２)　(店)	36	33	21		23
(参考)海外現地法人（注３）　(社)	42	34	29		30

(注１)出張所、代理店、被振込専門支店、ＡＴＭ管理専門支店、外為事務部を除いております。
(注２)出張所、駐在員事務所を除いております。
(注３)出資比率50％以下のものを除いております。
＊：10月以降13ヶ店の統廃合を実施し、現在564ヶ店となっております。

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 計画
(人件費)					
人件費　(百万円)	303,697	294,004	140,090		294,000
うち給与・報酬　(百万円)	253,178	242,004	116,674		244,000
平均給与月額　(千円)	498	510	501		502

(注)平均年齢は38.1歳（平成13年9月末）。

(役員報酬・賞与)

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 計画
役員報酬・賞与(注)　(百万円)	1,252	1,033	426		920
うち役員報酬　(百万円)	1,241	1,033	426		920
役員賞与　(百万円)	11	0	0		0
平均役員(常勤)報酬・賞与　(百万円)	26	28	28		31
平均役員退職慰労金　(百万円)	38	112	81	＊	87

(注)人件費及び利益金処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。
＊ 当行は、公的資金による優先株式引受（平成11年3月）に係る経営判断に携わったとの理由から、平成11年6月以降に支給を受けた上位の役員に対し、既支払済みの役員退職慰労金の一部を自主的に返還するよう要請いたしました。この返還額は、当期の実績に含んでおります。

(物件費)

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 計画
物件費　(百万円)	386,312	370,589	177,730		399,000
うち機械化関連費用(注)　(百万円)	88,170	86,426	44,703		104,500
除く機械化関連費用　(百万円)	298,142	284,163	133,027		294,500

(注)リース等を含む実質ベース。

（図表７）子会社・関連会社一覧（注１）

（億円）

会社名	設立年月	代表者	主な業務	直近決算	総資産	借入金	うち申請行分（注２）	資本勘定	うち申請行出資分	経常利益	当期利益	連結又は持分法の別
(株)みなと銀行	S24/9月	矢野　恵一朗	銀行業務	H13/9月	29,467	865	206	782	454	55	5	連結
(株)関西銀行	T11/7月	伊藤　忠彦	銀行業務	H13/9月	11,869	210	210	436	374	23	12	連結
関銀リース(株)	S50/2月	近藤　秀樹	リース業務	H13/9月	396	365	153	10	−	4	0	連結
(株)関西クレジット・サービス	S58/1月	山崎　税志	クレジットカード業務	H13/9月	268	125	1	8	−	0	0	連結
関銀サービス(株)	S29/2月	城後　強	銀行店舗不動産管理・賃貸業務	H13/9月	177	79	74	64	−	1	1	連結
(株)わかしお銀行	H8/6月	市川　博康	銀行業務	H13/9月	4,629	−	−	199	208	△ 3	0	連結
(株)ジャパンネット銀行	H12/9月	宮井　芳行	銀行業務	H13/9月	883	100	0	129	114	△ 32	△ 32	連結
さくら信用保証(株)	S51/7月	河内　功	信用保証業務	H13/9月	65,016	0	−	62	150	△ 31	△ 31	連結
住銀保証(株)	S59/6月	嶋津　享	信用保証業務	H13/9月	46,236	446	453	27	0	△ 0	0	連結
三井住友銀リース(株)	S43/9月	吉田　博一	リース業務	H13/9月	16,491	13,083	927	320	302	29	18	連結
さくらリース(株)	S63/3月	梅村　将夫	リース業務	H13/9月	1,720	1,460	1,294	15	−	9	5	連結
住銀オートリース(株)	H7/1月	家中　淑夫	リース業務	H13/9月	614	466	86	6	−	4	2	連結
住銀レックス(株)	H8/12月	中谷　勲	リース業務	H13/6月	69	59	2	△ 1	−	2	1	連結
(有)スペース・サービス	H10/2月	川勝　一明	リース業務	H13/9月	64	51	28	0	−	0	0	連結
ｴｽ･ﾋﾞｰ･ｴﾙ･ﾊﾟｰﾄﾅｰｽﾞ(有)	H12/3月	芝吹　勝行	金銭債権買取業務	H13/9月	118	118	118	0	−	0	0	連結
三井住友カード(株)	S42/12月	加藤　董義	クレジットカード業務	H13/9月	7,891	2,683	292	488	382	46	25	連結
(株)エスシー・カードビジネス	S58/4月	森本　肇	カード会員に対するサービス業務	H13/9月	74	40	40	6	−	△ 2	△ 1	連結
さくらカード(株)	S58/2月	佐藤　豊和	クレジットカード業務	H13/9月	2,840	486	140	120	107	2	1	連結
アットローン(株)	H12/6月	佐藤　邦夫	消費者ローン業務	H13/9月	97	80	80	6	70	△ 50	△ 50	連結
エスエムビーシーキャピタル(株)	H7/8月	松田　道弘	ベンチャーキャピタル業務	H13/9月	131	95	95	30	17	△ 0	0	連結
エスエムビーシーコンサルティング(株)	S56/5月	伊東　敏夫	調査研究・経営相談業務・会員事業	H13/9月	44	0	−	26	1	1	0	連結
(株)エスエムビーシーファクター	H12/8月	須藤　滋	ファクタリング業務	H13/9月	411	28	28	27	30	△ 1	△ 0	連結
エスエムビーシーファイナンス(株)	S47/12月	宮本　啓三	抵当証券業務、融資業務、ファクタリング業務	H13/9月	5,405	3,037	3,037	742	2	18	17	連結
(株)三井ファイナンスサービス	S54/12月	鵜見　満裕	集金代行・ファクタリング業務	H13/9月	1,304	292	241	19	1	1	1	連結
さくらファイナンスサービス(株)	S54/7月	大場　将弘	集金代行・ファクタリング業務	H13/9月	904	451	190	10	0	13	12	連結
さくら抵当証券(株)	S58/10月	鵜見　満裕	抵当証券業務	H13/9月	3,906	3,257	3,257	11	336	24	24	連結
グローバルファクタリング(株)	H4/12月	大場　将弘	融資業務、金銭債権買取業務	H13/9月	1,904	1,479	1,535	1	−	1	0	連結
エスエムビーシービジネス債権回収(株)	H11/3月	府川　太郎	債権管理回収業務	H13/9月	25	15	15	7	5	1	1	連結
さくらフレンド証券(株)	S7/4月	吉田　千之輔	証券業務	H13/9月	875	142	8	423	212	5	4	連結
さくら投信投資顧問(株)	H5/9月	栗山　勁	投資顧問業務、投資信託業務	H13/9月	49	0	0	15	20	△ 4	△ 4	連結
(株)日本総合研究所	S44/2月	小井戸　雅彦	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H13/9月	568	216	101	216	2	30	17	連結
(株)さくらケーシーエス	S44/3月	髙橋　秀明	システム開発・情報処理業務	H13/9月	213	21	12	126	2	7	4	連結
さくら情報ｼｽﾃﾑ(株)	S47/11月	齋藤　舜也	システム開発・情報処理業務	H13/9月	219	81	57	89	0	2	1	連結
エスエムビーシー資産管理サービス(株)	H10/1月	浜田　定彦	不動産賃貸管理業務	H13/9月	3,239	2,732	2,732	53	−	25	15	連結
大和証券エスエムビーシー(株)	H11/2月	清田　瞭	ホールセール証券業務	H13/9月	45,626	12,969	600	3,391	1,632	△ 25	△ 46	持分法
明光ナショナル証券(株)	S23/3月	十河　安義	証券業務	H13/9月	980	15	3	577	85	9	6	持分法
ﾃﾞｨ･ｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券(株)	H11/3月	國重　惇史	証券の電子取引金融業務	H13/9月	799	91	10	33	13	1	1	持分法
大和住銀投信投資顧問(株)	H11/4月	森　實	投資顧問業務、投資信託業務	H13/9月	119	0	−	86	56	4	2	持分法
ジャパン・ペンション・ナビゲーター(株)	H12/9月	金子　鐐太郎	確定拠出年金制度導入に関するコンサルティング業務	H13/9月	20	0	−	18	8	△ 3	△ 3	持分法
(株)クオーク	S53/4月	野一色　靖夫	金銭債権買取業務、信用保証業務	H13/9月	13,020	7,789	1,477	297	1	48	27	持分法

(図表7)子会社・関連会社一覧(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者	主な業務	通貨	直近決算	総資産	借入金	うち申請行分(注2)	資本勘定	うち申請行出資分	経常利益	当期利益	連結又は持分法の別
マニュファクチャラーズ銀行	S49/11月	藤嶋 喬	商業銀行業務	US$	H13/6月	1,120	35	8	164	283	9	5	連結
カナダ三井住友銀行	S57/2月	佐藤 礼二	商業銀行業務	CAN$	H13/7月	1,196	164	87	143	122	4	3	連結
ブラジル三井住友銀行	S33/10月	村岡 真理	商業銀行業務	R$	H13/6月	1,102	714	541	237	109	54	39	連結
インドネシア三井住友銀行	H1/8月	森本 好郎	商業銀行業務	RPIAH	H13/6月	6,894	1,306	1,306	944	960	86	54	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H13/6月	1,128	250	224	749	690	19	10	連結
SMBC Leasing (Singapore) Pte Ltd	S55/5月	松岡 範彦	リース業務	S$	H13/6月	231	182	135	16	−	0	△ 1	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	芝田 康司	リース業務	HK$	H13/6月	1,488	1,431	1,214	36	−	5	5	連結
SMBC Leasing (Thailand) Co. , Ltd.	H8/2月	錦織 伸一	リース業務	TBAH	H13/6月	1,719	1,199	1,114	134	−	25	17	連結
広州住銀租賃有限公司	H8/9月	柘植 二郎	リース業務	RMB	H13/6月	165	83	61	74	−	3	2	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	松岡 範彦	リース業務	RM	H13/6月	83	68	41	5	−	1	1	連結
SMBC Leasing (UK) Limited	S61/5月	吉田 博一	リース業務	STG	H13/6月	28	22	16	3	−	△ 0	△ 0	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H13/6月	6,126	634	634	1,693	609	136	80	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H13/6月	1,382	55	−	370	300	11	7	連結
三井住友ファイナンス・オーストラリア	S59/6月	佐藤 八郎	貸付業務	A$	H13/6月	2,345	1,318	1,318	108	65	7	5	連結
SMBCセキュリティーズ会社	H2/8月	岡田 夏生	証券業務	US$	H13/6月	3,084	2,976	344	44	40	2	1	連結
SMBCファイナンス・バーミューダ	S60/5月	東 俊太郎	投資業務	US$	H13/6月	1,619	586	−	1,033	1,000	62	62	連結
エス・エフ・ブイ・アイ会社	H9/7月	東 俊太郎	投資業務	US$	H13/6月	739	218	−	521	500	41	41	連結
住友ファイナンス・エイシア	S48/9月	久保 哲也	投融資業務	US$	H13/6月	70	2	2	23	38	△ 5	△ 5	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	石田 浩二	金融業務	US$	H13/6月	2,458	2,437	2,372	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	石田 浩二	金融業務	US$	H13/6月	2,202	2,193	2,286	0	0	0	0	連結
さくらファイナンス・インターナショナル	S48/9月	大隈 康志	証券業務	STG	H13/6月	70	14	14	55	52	△ 1	△ 1	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H13/6月	582	379	305	104	200	1	1	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	石田 浩二	金融業務	US$	H13/6月	6,536	6,473	6,101	1	0	△ 0	△ 0	連結
プルジャール・リーシング・インドネシア	S50/8月	木村 幸夫	リース業務	RPIAH	H13/6月	83	57	13	25	0	0	0	持分法
中聯国際租賃有限公司	S60/9月	陳 革	リース業務	US$	H13/6月	21	19	5	1	0	△ 7	△ 7	持分法
バンコックSMBCリーシング	S62/7月	前田 真木人	リース業務	TBAH	H13/6月	1,148	899	174	90	6	13	13	持分法
SBCS カンパニーリミテッド	H1/3月	釣 慶一	出資業務・産業調査	TBAH	H13/6月	492	285	285	204	14	8	8	持分法
P.T.EXIM SB Leasing	S60/3月	伊藤 直良	リース業務	RPIAH	H13/6月	406	398	320	△ 110	5	△ 39	△ 39	持分法
大和証券SMBCヨーロッパリミテッド	S56/3月	横井 正道	証券業務	STG	H13/9月	4,871	148	29	142	−	10	10	持分法

(注1) 海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しています。
(注2) 借入金には社債・コマーシャルペーパーを含みます。なお、申請金融機関分には保証の額を含みます。
(注3) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注4) 株式会社みなと銀行他72社は株式会社さくら銀行との合併により、三生信用保証株式会社他1社は株式の取得等により当中間連結会計期間から連結子会社としております。
また、泉センターサービス株式会社他3社は合併に伴う清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。
(注5) SBCS Co., Ltd.他4社は、株式会社さくら銀行との合併により持分法適用の子会社としております。また、ソニー銀行株式会社他1社は株式の取得等により、Bangkok SMBC Leasing Co., Ltd.他4社は株式会社さくら銀行との合併等により、当中間連結会計期間から持分法適用の関連会社といたしました。持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.(旧会社名Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.)につきましては、清算に関連会社でなくなったため持分法適用の関連会社から除外しております。

（注３）の明細

	今後の業績見通し（見込み）	グループ戦略上の位置付け
関銀サービス(株)	14/3期黒字確保。	関西銀行の店舗用不動産保有・管理子会社
(株)わかしお銀行	14/3期当期損益黒字確保。	弊行100%出資子銀行
(株)ジャパンネット銀行	開業３期目の平成１４年度に単年度黒字化見込み。	インターネット専業銀行
さくら信用保証(株)	15年度には黒字転換（その後黒字継続）の計画。	弊行の住宅ローン保証子会社
住銀保証(株)	16年度に再建終了（17年度以後、自力収益により黒字化）の計画。	弊行の住宅ローン保証子会社
住銀レックス(株)	13/12期黒字確保。	三井住友銀リースのリース子会社
(有)スペースサービス	収支均衡。 （13/9期当期損益▲２百万円）	三井住友銀リースの特定目的子会社
(株)エスシー・カードビジネス	営業ﾍﾞｰｽでは、13年度も増収増益を維持。13年度は一部債権の引当金計上により、一時的な経常赤字が発生しているものの、14年度以降は黒字基調の見込み。	当社グループの会員サービスを提供する根幹企業として位置付け、積極的に業務展開を行うとともに、安定的な収益を計上する予定。
さくらカード(株)	１３/３期は経常黒字化なるも、株式売却損により若干の当期損失計上。来期以降は、安定的に利益計上の見込み。	クレジットカード事業会社。平成１３年7月にＵＣカード事業を三井住友カード(株)に統合し、その後はＪＣＢカード事業の存続会社として運営予定。
アットローン(株)	現状、創業赤字を計上。顧客基盤拡大により、早期黒字化を目指す。	グループ内唯一の個人向けローン専業会社として、H12/6月に設立（弊行出資比率：70%）。現在、業容拡大に注力中。
エスエムビーシーキャピタル(株)	株式相場の低迷下新規公開株式による大幅な売却益の確保は難しい状況乍ら、保有株式の売却等で通期黒字の見込み。	成長企業宛の資金ニーズに対する積極的な投資を推進する弊行のエクイティ投資ビークル。
(株)エスエムビーシーファクター	主要業務である売掛債権保証業務の取扱残高増強・既契約先に対する料率引上による増収により通期黒字の見込み。	顧客ニーズの増加を背景に、戦略的ビジネスとして位置付けている売掛債権保証業務を推進する会社。
さくら抵当証券(株)	14/3期黒字確保。	弊行の抵当証券販売・管理業務子会社
さくら投信投資顧問(株)	国内株式市場の低迷による営業収入の減少などを主因として赤字決算見込み。	資産運用業務における弊行子会社
大和証券エスエムビーシー(株)	14/3期通期では黒字を確保できる見込み。	弊行投資銀行業務の中核ビークル
ﾃﾞｨｰｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ・ｴｽｴﾌｼﾞｰ証券(株)	14/3期黒字化。	弊行のネットビジネス戦略上のリテール証券業務関連会社
ジャパン・ペンション・ナビゲーター(株)	システム初期投資の償却負担等により、当面は赤字基調が続く見込み。	確定拠出年金業務遂行のための中核会社
インドネシア三井住友銀行	合併による顧客基盤の拡大、預金為替取引による収益増強、不良債権の回収等の施策により今期中の累損解消を見込む。	インドネシアにおいて商業銀行業務を推進する拠点。13/4にインドネシアさくら銀行と合併、インドネシア三井住友銀行に名称変更。
SMBC Leasing (Singapore) Pte Ltd	14/12期黒字化。	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	13/12期黒字確保。	三井住友銀リースの海外現地法人
SMBC Leasing (UK) Limited	13/12期黒字確保。	三井住友銀リースの海外現地法人
住友ファイナンス・エイシア	会計基準変更に伴う保有資産の時価評価により13/12期は赤字。14/12期は黒字化の見込み。	投資会社
さくらファイナンス・インターナショナル	清算に伴う一時費用が嵩み、赤字を余儀なくされる見込み。	14/3末までに清算の予定。
住友ファイナンス・インターナショナル	13/12期黒字確保。	投資会社
SMBCインターナショナル・ファイナンス・エヌ・ブイ	収支均衡。	弊行の自己資本拡充を目的に設立、弊行劣後保証付き社債を発行。
プルジャール・リーシング・インドネシア	業容拡大見込無し。	撤退方針。
中聯国際租賃有限公司	１３／１２期は過年度の貸倒れ償却約８百万ドルを主因に経常損失９百万ドル計上見込み。	売却方針。
P.T.EXIM SB Leasing	赤字基調乍ら優良案件取組に注力中。	三井住友銀リースの海外現地法人

(図表10)貸出金の推移

(残高) (億円)

		12/3月末 実績 (注４)	13/3月末 実績 (注４)	13/9月末 実績 (A)	末平比率 (注２)	14/3月末 計画 (注４)	備考
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	590,560	568,479	563,583	101.7	563,979	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	562,548	548,034	546,818	102.0	545,034	
中小企業向け貸出 (注１)	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	290,256	281,648	261,146		276,548	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	280,829	275,552	255,796		271,452	
うち保証協会保証付貸出		31,574	27,939	25,515		27,439	
個人向け貸出（事業用資金を除く）		128,845	125,350	124,927		128,350	
うち住宅ローン		107,193	106,472	107,008		109,472	
その他		171,459	161,481	177,510		159,081	
海外貸出(注３)		42,425	49,000	47,133	99.8	45,000	
合計		632,985	617,479	610,716	101.6	608,979	

(同･実勢ベース〈下表の増減要因を除く〉) (億円)

		12/3月末 実績 (注４)	13/3月末 実績 (注４)	13/9月末 実績 (A)+(B)+(C)	14/3月末 計画 (注４)	備考
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	590,560	582,263	581,232	583,263	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	562,548	561,818	564,467	564,318	
中小企業向け貸出 (注１)	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	290,256	290,683	274,047	290,183	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	280,829	284,587	268,697	285,087	

(注１)中小企業向け貸出とは、資本金又は出資金３億円(但し、卸売業は１億円、小売業､飲食業､サービス業は50百万円)以下の法人または常用する従業員が300人（但し、卸売業･サービス業は100人、小売業･飲食業は50人)以下の法人向け貸出（個人に対する事業用資金を含む）を指す。

(注２)末平比率は月末残高／月中平均残高。

(注３)当該期の期末レートで換算。

(注４)13年3月期の履行状況報告書より引用。実績は、旧さくら銀行、旧住友銀行両行の単純合算ベース。

(実勢ベースを算出するうえで考慮すべき要因) (億円、( )内はうち中小企業向け貸出)

	12年度中 実績 (Ｂ)	13年度上期 実績 (Ｃ)	13年度中 計画 (注７)	備考
貸出金償却（注１）	＋7,676 (＋3,602)	＋1,635 (＋1,516)		
ＣＣＰＣ２次ロス（注２）	＋1,461 (＋1,461)	＋ 383 (＋ 383)		
債権流動化（注３）	▲2,183 (▲ 585)	▲ 113 (＋ 78)	＋5,500 (＋4,600)	
部分直接償却実施額（注４）	＋2,516 (＋1,782)	＋ 282 (＋ 298)		
協定銀行等への資産売却額(注５)	＋ 39 (＋ 39)	0 (0)		
バルクセールその他(注６)	＋4,275 (＋2,736)	＋1,678 (＋1,591)		
計	＋13,784 (＋9,035)	＋3,865 (＋3,866)	＋5,500 (＋4,600)	

(注１)無税化（法人税基本通達９－６－１、９－６－２、９－４－１、９－４－２）を事由とする直接償却額。

(注２)共同債権買取機構に売却した債権に関する担保処分等に伴う損失相当額。

(注３)主として正常債権の流動化。債権流動化実施額（＋）、償還期限到来による現金流入額（－）の純額で表示。

(注４)部分直接償却当期実施額。

(注５)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却に伴う損失相当額。

(注６)不良債権のバルクセールに伴う損失相当額及びその他の不良債権処理関連。

(注７)13年3月期の履行状況報告書より引用。

（図表 12）リスク管理の状況（平成 13 年 9 月末現在）

種　類	現在の管理体制	上期における改善状況
信用リスク	［規定・基本方針］ ・与信の基本規程として「クレジットポリシー」を定め、これを踏まえたリスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。更に業務執行上の経営レベルでの審議･決定等の場として経営会議の一形態として「信用リスク会議」を設置。 ・信用リスク管理の統括部署として融資企画部を設置（カントリーリスクについては国際審査部が所掌）するとともに、各業務部門内に個別に「審査部」を設置し個別与信の審査・管理を実施。また、業務部門・本社部門から独立した資産監査部が信用リスク管理状況を監査することにより、十分な牽制体制を確保（米州拠点においては米州監査部、欧州拠点においては欧州監査部が所掌）。 ［リスク管理手法］ ・行内格付制度、信用リスク計量化等、信用リスクを統合的・定量的・経常的に把握するための「信用リスクモデル」、リスクに応じた効率的な与信運営を実施するための「与信プロセス」、リスク制御やリスク分散、与信構成の最適化を図るための「ポートフォリオ管理」等をリスク管理の基本要件として認識し、管理を実施。 ・また、特定の国への与信集中回避のため、国ごとの信用力評価に基づいた国別の与信枠を設定し、カントリーリスクの管理を実施。 ・連結ベースのリスク管理については、リスクの度合い、重要性に応じて順次管理体制の整備を実施中。	・「クレジットポリシー」を踏まえ、与信管理の各種実務的な規程を制定、整備を実施。 ・月次のポートフォリオ状況管理・経営への報告体制整備。 ・各種特殊プロダクツのリスク評価手法開発およびリスク管理規則を制定。 ・大口与信先を対象としたローンレビュー制度を導入。 ・営業店・本部共有のポートフォリオ管理ツール「店別ポートＤＢ」を開発。
市場リスク	［規定・基本方針］ ・市場リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、経営会議の一形態として「市場リスク会議」、ならびに個別委員会として「ＡＬＭ委員会」を業務執行レベルでの審議･決定等の場として設置。	・１３年度下期「市場リスク・流動性リスク管理の基本方針」を取締役会（１３／９月）にて策定（１３年度上期分を見直し）し、１３／下期市場リスク関連極度･ガイドラインとその設定方針等を決議。

種　類	現在の管理体制	上期における改善状況
	・市場リスクの統括部署として統合リスク管理部を設置すると共に、相互牽制体制の確立のため、フロント、ミドル、バックの組織・権限の分離を実施。 ・また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している。(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所掌) [リスク管理手法] ・市場業務（バンキング・トレーディング）のリスク管理については、自己資本等の経営体力や市場取引の業務運営方針等を勘案し、「リスク資本極度」に基づき、(１) ＶａＲガイドライン、(２) ポジション極度、(３) 損失限度ガイドライン／損失限度の３種類の枠を設定。 ・政策投資株式等の価格変動リスク管理については、自己資本等の経営体力や政策投資株式等の運営方針を勘案し、「リスク資本極度」に基づき、「リスク資本ガイドライン」を設定。 ・リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・市場流動性リスクについては、各拠点別に極度額を設定すると共に、ガイドラインを設け、モニタリングによるリスク状況の把握、状況に応じた管理を実施。 ・連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類に応じて行う方針。	・政策投資株式リスクを多面的に把握する観点から、同リスク資本にかかるストレスシュミレーション等を開始(上記基本方針)。 ・ニューヨーク拠点に新為替システムを導入。 ・リスク資本極度の管理対象とする連結子会社の範囲を拡大(上記基本方針)。
流動性リスク	[規定・基本方針] ・流動性リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 [体制・リスク管理部署] ・流動性リスクの統括部署として統合リスク管理部を設置する他、市場リスクに準じた体制により管理・運営を実施。 ・また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している。(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所掌)	・１３年度下期「市場リスク・流動性リスク管理の基本方針」を取締役会(１３／９月)にて策定(１３年度上期分を見直し)し、１３／下期流動性リスク関連極度・ガイドラインとその設定方針等を決議。

種　類	現在の管理体制	上期における改善状況
	［リスク管理手法］ ・ 資金流動性リスクについては、全体の資金繰り計画等を前提に格付等に応じたリスク管理フェーズを設定。フェーズ毎に円貨、外貨別の資金ギャップ管理を実施。 ・ リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・ 流動性危機時の対応を予め定めたコンティンジェンシープランを策定。 ・ 連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類を行い管理。	
事務リスク	［規定・基本方針］ ・ 事務運営・事務処理に関する基本的指針・原則を定める「事務管理規程」に則り、「事務リスク管理規則」を制定。これら規程を踏まえ、リスク管理の基本方針を定期的に取締役会で決定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・ 管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、事務リスクの統括部署として、事務統括部を設置。 ・ また、内部監査部署として、業務執行･リスク管理ラインから独立した監査部・検査部を設置し、適切な牽制体制を確保している。（米州拠点においては米州監査部、欧州拠点においては欧州監査部が所掌） ［リスク管理手法］ ・ システム統合までは、原則旧両行事務手続が併存するが、コンプライアンスおよびリスク管理にかかる手続は合併時点より一元化し、統一的な管理体制を整備。 ・ 計量化モデルによる計測結果等に基づき、自己資本の一定割合をリスク資本として割当て。	・各種事務規程を所管する部署を明定し、管理体制を整備。 ・ 事務統括部内に事務指導部署として、東西に計４グループ設置。臨店指導体制を整備。 ・ 事務リスク管理の基本方針に則り、国内本店各部の事務リスクの洗い出しを実施。 ・ 本店各部の自店検査要領を統一、ならびに、国内営業部店の月１回の自店検査要領を制定。 ・ ロスデータ収集・報告体制を整備し、計量化手法の高度化、計量化による定量的管理を検討。

種　類	現在の管理体制	上期における改善状況
システムリスク	[規定・基本方針] ・　システムリスクを適切に管理するための基本規程として「システムリスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・　管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、システムリスクの統括部署として、情報システム企画部を設置。 ・　また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している。(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所掌) [リスク管理手法] ・システム統合までは、旧両行のシステムが併存するものの、システム面でのリスク管理手続きは合併時点より一元化。統一的なシステムリスク管理を実行可能な体制を確保する方針。 ・情報システムのセキュリティーポリシーを策定し、その定着のため、体制の整備等を推進中。	・システムリスク管理について、６月の取締役会にて、以下の方針を決議。、 -システムリスク評価要領。 -新基準への移行。 -障害発生時の体制。 -コンティンジェンシープランの整備。 ・国内主要９８システムにつ いては重要性のランク付を実施。新規程に沿ったシステムリスク管理に着手。 ・グループ会社のシステムリスク管理態勢について、主要国内会社より順次リスク管理に着手。
コンプライアンス(法務リスクを含む)	[規定・基本方針] ・　コンプライアンスについては、取締役会にて全役職員が遵守すべき行動原則としての「コンプライアンス・マニュアル」を制定すると共に、コンプライアンス・マニュアルを実現するための年間計画である「コンプライアンス・プログラム」を策定。 [体制・リスク管理部署] ・　管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、行内の横断的組織として、社外の有識者を諮問委員として加えた「コンプライアンス委員会」を設置。更に、統括部署として総務部を設置している。	取締役会にて策定したコンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス関連規程等の制定。 －各部規則の制定。 －営業店規則の制定。 －グループ会社規則の制定。 －海外拠点の体制整備通達発牒。

種　類	現在の管理体制	上期における改善状況
	・　また、内部監査部署として、業務執行･リスク管理ラインから独立した監査部・検査部を設置し、適切な牽制体制を確保している。（米州拠点においては米州監査部、欧州拠点においては欧州監査部が所掌） [リスク管理手法] ・コンプライアンス態勢の基本は「各部店が自己責任において自律的に法令を遵守し、事後的に独立した業務監査部門が厳正な監査を行う二元構造」とし、上記体制に基づき管理を実施している。 ・　また、コンプライアンス・プログラムについては、行内の横断的組織であるコンプライアンス委員会の方針の下、総務部が、関係本部や各部店に配置されたコンプライアンス・オフィサー等との連携を保ちつつ、推進中。	・コンプライアンス関連規程等を周知徹底すべく、以下を実施。 －階層別研修の実施。 －行内電子ネットワーク上に相談窓口を設置。 －コンプライアンス関連規程の電子掲示。

(図表13)法第３条第２項の措置後の財務内容

(億円)

	13/3月末 実績（単体）	13/3月末 実績（連結）	13/9月末 実績（単体）	13/9月末 実績（連結）
破産更生債権及びこれらに準ずる債権	5,899	7,774	5,740	7,350
危険債権	19,431	21,664	16,457	18,588
要管理債権	2,894	4,113	11,072	12,492
正常債権	661,578	682,905	640,399	655,582

（注）13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

引当金の状況

(億円)

	13/3月末 実績（単体）	13/3月末 実績（連結）	13/9月末 実績（単体）	13/9月末 実績（連結）
一般貸倒引当金	3,678	3,959	4,052	4,574
個別貸倒引当金	7,080	8,529	5,920	6,944
特定海外債権引当勘定	200	200	117	117
貸倒引当金　計	10,958	12,688	10,089	11,635
債権売却損失引当金	1,380	1,453	1,191	1,265
特定債務者支援引当金	―	―	―	―
小　　計	12,338	14,141	11,280	12,900
特別留保金	―	―	―	―
債権償却準備金	―	―	―	―
小　　計	―	―	―	―
合　　計	12,338	14,141	11,280	12,900

（注）13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

（図表14）リスク管理債権情報（注1）

（億円、％）

	13/3月末 実績（単体）	13/3月末 実績（連結）	13/9月末 実績（単体）	13/9月末 実績（連結）
破綻先債権額(A)	2,356	2,731	2,171	2,487
部分直接償却	5,655	6,738	6,008	7,161
延滞債権額(B)	22,075	25,776	19,455	22,948
部分直接償却	9,748	12,628	9,497	12,687
３か月以上延滞債権額(C)	1,033	1,257	1,057	1,245
貸出条件緩和債権額(D)	1,862	2,800	10,015	11,149
①金利減免債権	935	1,208	2,266	2,486
②金利支払猶予債権	0	5	33	47
③経営支援先に対する債権	58	58	15	16
④元本返済猶予債権	729	1,339	7,559	8,420
⑤その他	140	190	142	180
合計(E)=(A)+(B)+(C)+(D)	27,326	32,564	32,698	37,829
比率　　(E)/総貸出	4.4%	5.0%	5.4%	5.8%

（注1）全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」（平成10年3月24日付、平10調々第43号）の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。
（注2）13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表15)不良債権処理状況

(単体)　(億円)

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 見込み
不良債権処理損失額(A)	11,064	10,077	2,680		
個別貸倒引当金繰入額	4,477	1,565	984		
貸出金償却等(C)	5,916	7,982	1,543		
貸出金償却	4,392	3,677	1,370		
CCPC向け債権売却損	448	318	22		
協定銀行等への資産売却損(注1)	10	3	―		
その他債権売却損	327	247	134		
債権放棄損	739	3,737	17		
債権売却損失引当金繰入額	728	530	236		
特定債務者支援引当金繰入額	―	―	―		
特定海外債権引当勘定繰入	△57	0	△83		
一般貸倒引当金繰入額(B)	242	△1,886	374		
合計(A)+(B)	11,306	8,191	3,054		10,000

〈参考〉

貸倒引当金目的取崩による直接償却等(D)	7,683	5,755	3,541		―
グロス直接償却等(C)+(D)	13,599	13,737	5,084		―

(注1)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。
(注2)12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(連結)　(億円)

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 見込み
不良債権処理損失額(A)	12,426	12,024	2,939		
個別貸倒引当金繰入額	4,758	2,585	623		
貸出金償却等(C)	6,983	8,895	2,156		
貸出金償却	5,398	4,339	1,951		
CCPC向け債権売却損	448	319	27		
協定銀行等への資産売却損(注1)	13	6	―		
その他債権売却損	737	427	161		
債権放棄損	387	3,804	17		
債権売却損失引当金繰入額	743	544	244		
特定債務者支援引当金繰入額	―	―	―		
特定海外債権引当勘定繰入	△58	0	△84		
一般貸倒引当金繰入額(B)	176	△2,095	628		
合計(A)+(B)	12,602	9,929	3,567		

〈参考〉

貸倒引当金目的取崩による直接償却等(D)		6,485	3,783		
グロス直接償却等(C)+(D)		14,876	5,939		

(注1)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。
(注2)12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表16)不良債権償却原資

(単体)　(億円)

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 見込み
業務純益(一般貸倒引当金繰入前)	7,028	8,031	5,158		10,500
国債等債券関係損益	▲ 16	87	301		
株式等損益	8,284	3,114	▲ 526		
不動産処分損益	▲ 130	▲ 306	▲ 46		
内部留保利益	—	—	—		
その他	—	—	—		
合計	15,182	10,839	4,586		10,500

(注)12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(連結)　(億円)

	12/3月期 実績	13/3月期 実績	13/9月期 実績	備考	14/3月期 見込み
業務純益(一般貸倒引当金繰入前)	7,028	8,031	5,158		10,500
国債等債券関係損益	▲ 4	98	301		
株式等損益	8,585	4,685	▲ 189		
不動産処分損益	▲ 205	▲ 339	▲ 83		
内部留保利益	—	—	—		
その他	899	605	39		
合計	16,307	12,982	4,925		10,500

(注1)12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(注2)業務純益欄には、便宜上、単体の業務純益を記載しております。なお、連結子会社の営業利益相当部分を「その他」に記載しております。

（図表17）当期中の倒産先（13年上期）

（件、億円）

行内格付	倒産１期前の行内格付		倒産半期前の行内格付	
	件数	与信額	件数	与信額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4 A	0	0	0	0
4 B	1	7	0	0
4 C	5	130	3	85
5 A	8	78	3	18
5 B	7	10	9	15
5 C	17	20	12	12
6	19	29	18	30
7	86	414	75	390
8	35	268	55	294
9	9	98	19	229
格付なし	33	41	26	22
計	220	1,095	220	1,095

（注１）「格付なし」には、個人、財務データ未登録の法人等を含んでおります。

（注２）小口（与信額 50百万円未満）は除いております。

（参考）法第３条第２項の措置後の財務内容

	13年9月末実績（億円）
破産更生債権及び これらに準ずる債権	5,740
危険債権	16,457
要管理債権	11,072
正常債権	640,399
総与信残高	673,668

(図表18)評価損益総括表（平成13年9月末、単体）

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券（注1，2）	316	＋ 6	7	1
	債券	－	－	－	－
	株式	－	－	－	－
	その他	316	＋ 6	7	1
	金銭の信託（注1）	－	－	－	－
子会社等	有価証券（注1，2）	12,144	＋ 36	192	156
	債券	－	－	－	－
	株式	6,158	＋ 36	192	156
	その他	5,986	－	－	－
	金銭の信託（注1）	－	－	－	－
その他	有価証券（注1，2）	188,379	△ 6,895	3,275	10,170
	債券	100,775	＋ 792	873	81
	株式	50,828	△ 7,987	1,965	9,952
	その他	36,776	＋ 300	437	137
	金銭の信託（注1）	601	△ 40	3	43

その他

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産（注3）	4,406	3,577	△ 829	7	836
その他不動産	－	－	－	－	－
その他資産	－	－	－	－	－

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のＣＰ及び貸付債権信託受益権等を含んでおります。

(注3)「土地の再評価に関する法律」に基づき事業用不動産の再評価を平成10年３月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成１３年９月末における時価をそれぞれ記載しております。

(図表18) 評価損益総括表（平成13年9月末、連結）

有価証券　（億円）

		残高	評価損益	評価益	評価損
満期保有目的	有価証券（注１、２）	1,706	3	8	5
	債券	850	△ 3	0	3
	株式	−	−	−	−
	その他	856	6	8	2
	金銭の信託（注１）	−	−	−	−
子会社等	有価証券（注１、２）	1,827	△ 21	−	21
	債券	−	−	−	−
	株式	1,752	△ 21	−	21
	その他	75	−	−	−
	金銭の信託（注１）	−	−	−	−
その他	有価証券（注１、２）	202,923	△ 6,410	4,089	10,499
	債券	108,629	+ 820	919	99
	株式	52,632	△ 8,063	2,142	10,205
	その他	41,662	+ 833	1,028	195
	金銭の信託（注１）	602	△ 40	3	43

その他

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産（注３）	4,863	3,957	△906	19	925
その他不動産	−	−	−	−	−
その他資産	−	−	−	−	−

（注１）「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、主として決算期末前１か月の市場価格の平均による時価に基づき算出しております。

（注２）「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のＣＰ及び貸付債権信託受益権等を含んでおります。

（注３）「土地の再評価に関する法律」に基づき事業用不動産の再評価を平成10年３月に実施しております。
また一部の連結子会社は平成11年３月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び主として平成１３年９月末における時価をそれぞれ記載しております。

(図表13)オフバランス取引総括表

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	13/3月末	13/9月末	13/3月末	13/9月末
金融先物取引	903,725	1,192,106	—	—
金利スワップ	1,745,472	1,383,998	30,810	27,975
通貨スワップ	105,703	107,131	8,435	7,808
先物外国為替取引	578,437	466,413	32,357	11,154
金利オプションの買い	121,718	45,228	606	532
通貨オプションの買い	23,183	30,066	912	867
その他の金融派生商品	396,684	186,384	307	309
一括ネッティング契約による与信相当額削除効果	—	—	△ 35,354	△ 24,801
合　　計	3,874,925	3,411,325	38,076	23,843

(注1)ＢＩＳ自己資本比率基準ベースに取引所取引、オプションの売り及び原契約２週間以内の取引を加えたものです。
(注2)13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表20)信用力別構成(13/9月末時点)

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他	合　計
信用リスク相当額(与信相当額)	7,436	44	262	7,742
信用コスト	3	0	3	6
信用リスク量	20	1	7	28

(注)市場営業部門の東京、ニューヨーク、ロンドンにおける金融機関に対するデリバティブ取引(通貨オプションを含む)を対象として試算いたしております。

The Progress Report on Strengthening the Financial Base of Sumitomo Mitsui Banking Corporation

TOKYO, December 21, 2001: Sumitomo Mitsui Banking Corporation ('SMBC') announced today the submission by SMBC to Financial Services Agency ('FSA') of the Progress Report on Strengthening the Financial Base of SMBC (the 'Report.')

The Report mainly consists of
1) Financial results for the first half of fiscal year 2001 ended September 30, 2001, and
2) Updates on the progress with the Plan for the Strengthening of the Financial Base, which was submitted for an application of public funds in March 1999 and revised when SMBC applied for the merger in December 2000.

The key points of the Report are as follows:

1. Financial results for the first half of fiscal 2001 ended September 30, 2001
2. Progress with reorganization of business
3. Progress with restructuring and cost reduction plan
4. Developments in the resolution of asset quality problems
5. Domestic loan balance as of September 30, 2001
6. Financial strategy

Progress Report on Strengthening the Financial Base of the Bank

(Selected tables excerpted from the original Japanese report)

December 2001

Sumitomo Mitsui Banking Corporation

(Table 1-1)Trend and Plan of Income

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>				(billions of yen)
Total Assets	97,774.7	102,783.1	107,093.7	96,200.0
Loans and Bill Discounted	65,283.1	62,824.0	60,358.8	62,800.0
Securities	15,105.4	19,635.2	24,473.8	16,100.0
Trading assets	2,254.8	2,060.1	1,304.5	2,250.0
Deferred Income Taxes <term-end balance>	1,208.1	1,074.6	1,589.9	890.0
Total Liabilities	93,952.3	98,854.9	103,304.1	92,200.0
Deposits, NCD	68,110.1	68,038.9	68,748.4	65,800.0
Bonds	---	---	---	---
Trading Liabilities	411.1	362.0	209.2	400.0
Deferred Tax Liabilities	---	---	---	---
Deferred Tax Liabilities for Land Revaluation <term-end balance>	142.8	130.0	131.4	132.0
Total Stockholders' Equity	4,132.8	4,199.9	3,514.6	4,698.4
Capital Stock	1,795.5	1,795.5	1,326.7	1,326.6
Capital Surplus	1,542.6	1,542.6	1,684.4	2,111.5
Earned Surplus Reserve	227.4	239.1	241.4	246.1
Land Revaluation Excess	216.3	209.5	208.9	210.9
Net Unrealized Losses on Securities	---	---	(425.7)	150.0
Retained Earnings	351.0	413.0	478.9	653.3
(Income)				
Gross Banking Profit	1,433.7	1,503.2	849.3	1,428.0
Interest Income	2,755.4	2,275.6	1,061.4	2,187.0
Interest Expenses	1,541.4	1,034.9	386.8	1,017.0
Net Fees and Commissions	129.4	150.7	73.3	157.0
Net Trading Profit	41.2	95.4	70.9	53.0
Other Operating Income and Expenses	49.0	16.4	30.5	48.0
Gains / (Losses) on Bonds	(1.6)	8.7	30.1	---
Banking Profit before (a)	702.8	803.1	515.8	700.0
Banking Profit	678.6	991.7	478.4	700.0
Net addition to General Reserve for Possible Loan Losses ... (a)	24.2	(188.6)	37.4	---
Expenses	727.5	700.1	333.5	728.0
Personnel	303.7	294.1	140.1	294.0
Non-personnel	386.3	370.6	177.7	399.0
Total Credit Cost	1,106.4	1,007.7	268.0	200.0
Gains (Losses) on Stocks and Other Securities	828.4	311.4	(52.6)	---
Losses on Devaluation of Stocks	64.0	118.1	68.9	---
Operating Profit	336.4	359.1	127.1	445.0
Extraordinary Profit	2.9	3.0	0.2	---
Extraordinary Loss	36.8	89.1	16.2	71.0
Income Taxes (Current)	10.5	9.4	9.8	164.0
Income Taxes (Deferred)	*1 186.0	*2 125.7	21.5	
Net Income	105.9	137.9	79.8	210.0
(Dividend)				(billions of yen, %)
Distributable Profit	Sakura 114.1	Sakura 165.0	53.2	544.5
	Sumitomo 178.3	Sumitomo 206.7		
Dividend	Sakura 35.6	Sakura 35.7	---	48.6
	Sumitomo 18.8	Sumitomo 18.8		
Dividend per Share (yen)	Sakura 6.0	Sakura 6.0	---	6.0
	Sumitomo 6.0	Sumitomo 6.0		
Dividend Rate (Preferred Stock <Public funds>)	Sakura 1.37	Sakura 1.37	---	---
	Sumitomo 0.70	Sumitomo 0.70		
Dividend Rate (Preferred Stock <Others>)	Sakura 0.75	Sakura 0.75	---	---
	Sumitomo ---	Sumitomo ---		
Payout Ratio	Sakura 53.42	Sakura 34.72	---	17.44
	Sumitomo 41.63	Sumitomo 36.15		
(Financial Indicator)				(%)
Yield on interest earning assets (A)	Sakura 3.34	Sakura 2.50	2.27	2.59
	Sumitomo 3.21	Sumitomo 2.57		
Interest Earned on Loans (B)	Sakura 2.25	Sakura 2.35	2.15	2.50
	Sumitomo 2.30	Sumitomo 2.43		
Interest Earned on Securities	Sakura 1.65	Sakura 1.74	1.82	1.64
	Sumitomo 1.70	Sumitomo 1.79		
Total Cost of Funding (including Expenses) (C)	Sakura 2.92	Sakura 2.00	1.61	2.17
	Sumitomo 2.77	Sumitomo 2.06		
Interest paid on Deposits (Including NCD) (D)	Sakura 0.49	Sakura 0.72	0.57	0.85
	Sumitomo 0.82	Sumitomo 1.13		
Expense Ratio (E)	Sakura 1.16	Sakura 1.12	0.96	1.09
	Sumitomo 0.95	Sumitomo 0.92		
Personnel	Sakura 0.47	Sakura 0.46	0.40	0.44
	Sumitomo 0.41	Sumitomo 0.39		
Non-personnel	Sakura 0.63	Sakura 0.60	0.51	0.60
	Sumitomo 0.49	Sumitomo 0.48		
Overall Interest Spread (A) - (C)	Sakura 0.42	Sakura 0.50	0.66	0.42
	Sumitomo 0.44	Sumitomo 0.51		
Interest Spread (B) - (D) - (E)	Sakura 0.60	Sakura 0.50	0.61	0.56
	Sumitomo 0.52	Sumitomo 0.38		
Non-interest Income Ratio	Sakura 14.33	Sakura 18.03	8.63	10.99
	Sumitomo 9.59	Sumitomo 10.53		
ROE	Sakura 14.00	Sakura 15.67	28.23	15.60
(Banking Profit before (a) / Stockholders' Equity <average balance>)	Sumitomo 20.89	Sumitomo 23.56		
ROA	Sakura 0.67	Sakura 0.75	0.96	0.72
(Banking Profit before (a) / Total Assets <average balance>)	Sumitomo 0.76	Sumitomo 0.80		

(Note) Basically, the numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*1 Effect of introduction of enterprise taxes to banking industry by Tokyo Metropolitan Government: 70.1 billion yen

*2 Effect of introduction of enterprise taxes to banking industry by Osaka Prefectual Government: 32.0 billion yen

(Table 1-2)Trend of Income (Consolidated)

(Scale)<term-end balance> (Billions of yen)

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Plan
Total Assets	102,263.1	119,242.7	107,502.0	
Loans and Bill Discounted	65,274.1	65,537.1	64,727.6	
Securities	15,897.6	27,312.5	20,511.6	
Trading Assets	3,170.4	2,491.0	3,225.0	
Deferred Income Taxes	1,316.5	1,156.5	1,696.3	
Minority Interests	898.5	990.6	967.9	
Total Liabilities	97,351.6	114,239.1	103,181.9	
Deposits, NCD	68,969.9	74,696.0	71,825.1	
Bonds	---	---	---	
Trading Liabilities	1,313.3	1,270.0	2,163.2	
Deferred Tax Liabilities	3.8	24.7	53.4	
Deferred Tax Liabilities for Land Revaluation	157.1	144.1	145.2	
Total Stockholders' Equity	4,012.9	4,013.0	3,352.2	
Capital Stock	1,795.5	1,795.5	1,326.7	
Capital Surplus	1,542.6	1,542.6	1,684.4	
Land Revaluation Excess	237.4	230.7	230.2	
Evaluation Excess of "Other Securities"	---	---	(394.8)	
Retained Earnings	451.7	516.0	541.4	
Foreign Currency Translation Adjustments	---	(53.0)	(18.5)	
Treasury Stock *1	(14.4)	(18.7)	(17.2)	

(Income) (Billions of yen)

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Plan
Operating Income	5,150.3	4,449.2	1,801.8	
Interest Income	2,926.9	2,435.9	1,067.7	
Fees and Commissions	368.8	412.1	189.9	
Trading Profits	87.2	111.2	73.7	
Other Operating Income	688.8	649.7	394.2	
Other Income	1,078.4	840.4	76.3	
Operating Expenses	4,776.5	3,954.6	1,687.4	
Interest Expenses	1,619.8	1,112.3	393.0	
Fees and Commissions	103.2	95.8	36.4	
Trading Losses	23.8	2.1	---	
Other Operating Expenses	578.2	560.7	321.4	
General and Administrative Expenses	953.5	940.9	468.4	
Other Expenses	1,497.7	1,242.7	468.2	
Write-off of Loans	585.4	814.5	196.8	
Transfer to Reserve for Possible Loan Losses	469.2	49.0	116.8	
Transfer to General Reserve for Possible Loan Losses	17.6	(209.5)	62.8	
Transfer to Specific Reserve	457.5	258.5	62.3	
Operating Profit	373.7	494.6	114.5	(70.0)
Extraordinary Profit	20.3	52.0	5.9	
Extraordinary Loss	51.4	141.2	21.7	
Income before Income Taxes	342.6	405.5	98.7	
Income Taxes (Current)	58.6	65.5	37.7	
Income Taxes (Deferred)	170.6	198.2	3.6	
Minority Interests in Net Income	(11.1)	9.3	23.1	
Net Income	124.4	132.4	34.2	(150.0)

*1 Includes parent bank stock held by subsidiaries.

*2 Basically, the numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 2) Capital Ratio (BIS Guidelines)

<Non-consolidated> (billions of yen)

	Mar 31, 00 Actual		Mar 31, 01 Actual		Sep 30, 01		Mar 31, 02
	Sakura	Sumitomo	Sakura	Sumitomo	Actual		Plan
Capital Stock	1,042.6	752.8	1,042.6	752.8	1,326.7		1,326.6
Common Stock (*2)	639.9	502.3	640.0	502.3	676.2		676.1
Preferred Stock (Non-accumulative)	402.7	250.5	402.6	250.5	650.5		650.5
Preferred Securities	283.7	531.1	283.7	563.0	838.7		823.5
Capital Surplus	899.5	643.1	899.5	643.1	1,684.4	†1	2,111.5
Earned Surplus Reserve (*3)	127.6	105.6	131.2	110.2	241.4		251.1
Evaluation Losses on "Other Securities"	---	---	---	---	(425.7)	†2	---
Voluntary reserves (*3)	56.0	165.5	56.0	165.5	221.6		221.6
Profit brought forward to next year	59.5	33.0	109.0	67.3	255.7		400.6
Others (*4)	1.7	---	1.8	4.0	(1.2)		---
Total Tier I	2,470.9	2,231.1	2,524.0	2,306.0	4,141.6		5,134.9
<Tax Effect>	<583.5>	<624.5>	<524.1>	<550.4>	<1,589.9>		<890.0>
Preferred Stock (Accumulative)	---	---	---	---	---		---
Preferred Securities	---	---	---	---	---		---
Perpetual Subordinated Bonds	526.3	501.5	402.4	441.3	693.8		753.5
Perpetual Subordinated Loans	120.0	85.0	135.0	70.0	195.0		
Unrealized Gains on Securities	---	---	---	---	---	†2	112.5
Unrealized Appreciation of Land	36.4	125.2	31.5	121.2	153.1		153.0
Reserve for Possible Loan Losses	198.8	357.6	142.8	225.0	405.2		396.4
Others	---	---	---	---	---		---
Total Upper Tier II	881.5	1,069.2	711.8	857.5	1,447.1		1,415.4
Subordinated Bonds	640.4	1,064.7	573.5	1,140.5	1,752.1		1,663.0
Subordinated Loans							
Others	---	---	---	---	---		---
Total Lower Tier II	640.4	1,064.7	573.5	1,140.5	1,752.1		1,663.0
Total Tier II	1,522.0	2,133.9	1,285.4	1,998.0	3,199.2		3,078.4
Tier III	---	---	---	---	---		---
Subtraction Item	0.9	53.8	16.9	58.8	96.7		66.8
Total Capital	3,992.0	4,311.3	3,792.5	4,245.2	7,244.1		8,146.5

(billions of yen)

Risk-Adjusted Assets	31,917.3	34,579.9	31,840.6	35,946.2	62,810.0	†3	65,800.0
On-Balance-Sheet Items	29,627.5	31,682.5	29,547.5	32,166.3	57,813.4		60,600.0
Off-Balance-Sheet Items	2,151.8	2,787.0	2,157.6	3,654.5	4,827.7		4,950.0
Others (*5)	137.9	110.4	135.4	125.4	169.0		250.0

(%)

Capital Ratio	12.50	12.46	11.91	11.80	11.53		12.38
Tier I Ratio	7.74	6.45	7.92	6.41	6.59		7.80

(*1) Assumptions on yen/dollar exchange rate:

Mar. 31, 02: $1=110.00yen

(*2) After deduction of treasury stocks.

(*3) Excluding profit to be appropriated.

(*4) Amount of Minority Interests in Consolidated Subsidiaries (minus Preferred Securities) and Foreign Currency Translation Adjustments

(*5) Market Risk Equivalent Assets divided by 8%.

†1 Sakura Bank's unrealized gross losses on securities, etc. were written off based on the merger accounting.

†2 Evaluation gains/losses on "Other Securities" turned to net loss due to the decline of stock market price.

†3 Decrease in Risk-Adjusted Assets is mainly due to the decline of loan volume caused by the weak demand of loans and the decline of fair value of securities caused by the decline of stock market price.

(Table 2) Capital Ratio (BIS Guidelines)

<Consolidated> (billions of yen)

	Mar 31, 00 Actual		Mar 31, 01 Actual		Sep 30, 01		Mar 31, 02
	Sakura	Sumitomo	Sakura	Sumitomo	Actual		Plan
Capital Stock	1,041.5	739.6	1,038.1	738.7	1,309.5		1,312.2
Common Stock (*2)	638.7	489.1	635.5	488.2	659.0		661.7
Preferred Stock (Non-accumulative)	402.7	250.5	402.6	250.5	650.5		650.5
Preferred Securities	283.7	531.1	283.7	563.0	838.7		821.7
Capital Surplus	899.5	643.1	899.5	643.1	1,684.4	†1	2,111.5
Evaluation Losses on "Other Securities"	---	---	---	---	(394.8)	†2	---
Foreign Currency Translation Adjustments	---	---	(20.9)	(32.2)	(18.5)		(92.0)
Retained Earnings (*3)	180.3	242.4	196.0	308.7	541.4		773.5
Others (*4)	35.4	47.7	99.9	36.9	123.0		146.3
Total Tier I	2,440.6	2,203.9	2,496.4	2,258.3	4,083.7		5,073.2
<Tax Effect>	<611.6>	<701.3>	<558.2>	<574.0>	<1,643.0>		<970.0>
Preferred Stock (Accumulative)	---	---	---	---	---		---
Preferred Securities	---	---	---	---	---		---
Perpetual Subordinated Bonds	526.3	501.5	402.4	441.3	685.5		753.5
Perpetual Subordinated Loans	120.0	85.0	135.0	70.0	195.0		
Unrealized Gains on Securities	---	---	---	---	---	†2	189.0
Unrealized Appreciation of Land	51.6	126.1	46.6	122.2	169.2		169.2
Reserve for Possible Loan Losses	227.3	365.4	163.1	232.7	457.4		420.6
Others	---	---	---	---	---		---
Total Upper Tier II	925.3	1,078.0	747.2	866.2	1,507.0		1,532.3
Subordinated Bonds	735.9	1,066.4	604.3	1,129.1	1,793.9		1,723.6
Subordinated Loans							
Others	---	---	---	---	---		---
Total Lower Tier II	735.9	1,066.4	604.3	1,129.1	1,793.9		1,723.6
Total Tier II	1,661.2	2,144.4	1,351.6	1,995.4	3,300.9		3,255.9
Tier III	---	---	---	---	---		---
Subtraction Item	0.9	---	13.7	103.6	89.7		181.1
Total Capital	4,100.8	4,348.3	3,834.3	4,150.0	7,294.9		8,148.0

(billions of yen)

Risk-Adjusted Assets	32,721.5	37,476.7	33,891.4	37,925.2	67,557.4	†3	71,000.0
On-Balance-Sheet Items	30,676.7	34,744.7	31,812.5	34,609.0	62,806.3		66,200.0
Off-Balance-Sheet Items	1,824.2	2,510.9	1,924.7	3,096.3	4,492.6		4,350.0
Others (*5)	220.6	221.1	154.0	219.9	258.4		450.0

(%)

Capital Ratio	12.53	11.60	11.31	10.94	10.79		11.47
Tier I Ratio	7.45	5.88	7.36	5.95	6.04		7.14

(*1) Assumptions on yen/dollar exchange rate:

Mar. 31, 02: $1=110.00yen

(*2) After deduction of treasury stock and parent bank stock held by subsidiaries.

(*3) Consolidated Earned Reserve Surplus minus Expected Outflows.

(*4) Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Goodwill and Consolidated Adjustment Account.

(*5) Market Risk Equivalent Assets divided by 8%.

†1 Sakura Bank's unrealized gross losses on securities, etc. were written off based on the merger accounting.

†2 Evaluation gains/losses on "Other Securities" turned to net loss due to the decline of stock market price.

†3 Decrease in Risk-Adjusted Assets is mainly due to the decline of loan volume caused by the weak demand of loans and the decline of fair value of securities caused by the decline of stock market price.

(Table 5) Earnings by Unit

(Billion Yen)

	FY00 Actual	FY01 1st half Actual	FY01 Plan
Net Interest Income	293.0	139.2	276.0
Fees and Commissions + Foreign Exchange	34.9	16.9	38.0
Consumer Banking Unit	327.9	156.1	314.0
Net Interest Income	453.4	218.0	435.0
Fees and Commissions + Foreign Exchange	122.0	70.3	135.0
Middle Market Banking Unit	575.4	288.3	570.0
Net Interest Income	109.5	55.4	114.0
Fees and Commissions + Foreign Exchange	45.3	22.4	47.0
Corporate Banking Unit	154.8	77.8	161.0
Marketing	84.3	40.8	84.0
Treasury	3.6	0.8	1.0
International Banking Unit	86.0	38.6	82.0
Banking	228.2	192.7	399.0
Trading	47.7	26.1	47.0
Treasury Unit	268.0	217.3	441.0
Headquarters	91.1	71.2	169.0
Gross Banking Profit	1,503.2	849.3	1,737.0
Expenses	(700.1)	(333.5)	(687.0)
Banking Profit (excluding transfer to general reserve)	803.1	515.8	1,050.0

(Table 6) Restructuring Plan

	Mar 31,00 Actual	Mar 31,01 Actual	Sep 30,01 Actual		Mar 31,02 Plan
(Number of Employees and Directors)					
Directors	42	38	35		38
Board of Directors *2	31(3)	29(5)	26(2)		29(4)
Auditors *2	11(4)	9(4)	9(4)		9(4)
Employees *1	29,298	27,142	26,802	†1	26,200

*1 Registered base. Excluding executive officers, contract employees and temporary recruited.

*2 Number in the brackets are the number of those who are not full-time attendants.

†1 The number of employees increased in April 2001 as 630 employees were newly hired. No revision is necessary for the plan on Mar. 31, 2002.

(Number of Offices)

Domestic Branches *1	653	578	577	†1	573
Overseas Branches *2	36	33	21		23
(Ref.) Overseas Subsidiaries *3	42	34	29		30

*1 Domestic Branches = Excluding sub-branches, agencies, virtual branches and International Business Operations Department

*2 Overseas Branches = Excluding sub-branches and representative offices

*3 Overseas Subsidiaries = Excluding those with ownership of less than 50%

†1 Current number of domestic branches is 564, due to the close of 13 branches since October 2001.

	Mar 31,00 Actual	Mar 31,01 Actual	Sep 30,01 Actual		Mar 31,02 Plan
(Personnel Expenses)					millions of yen
Personnel Expenses	303,697	294,004	140,090		294,000
Salary and Remuneration	253,178	242,004	116,674		244,000
Average Salary (thousands of yen)	498	510	501		502

*1 Average age of the employee is 38.1 years old (as of Sep. 30, 2001)

(Remuneration and Bonus of Directors) millions of yen

Remuneration and Bonus of Directors *1	1,252	1,033	426		920
Remuneration	1,241	1,033	426		920
Bonus	11	0	0		0
Average Remuneration and Bonus of Directors	26	28	28		31
Average Retirement Allowances of Directors	38	112	81	†1	87

*1 Sum of those included in personnel expenses and appropriated profit.

†1 SMBC has requested the senior management who received retirement allowances after June 1999 to pay back part of their allowances, considering that they had engaged in the decision to issue preferred stock in exchange for public funds in March 1999. The amount returned is included in this period's calculation.

(Non-personnel Expenses) millions of yen

Non-personnel Expenses	386,312	370,589	177,730		399,000
System related cost *1	88,170	86,426	44,703		104,500
Excluding System related cost	298,142	284,163	133,027		294,500

*1 Including leasing expenses and other related costs.

(Table 10) Loans and Bills Discounted

(Balance) (billions of yen)

		Mar 31,00 actual *4	Mar 31,01 actual *4	Sep. 30,01 actual (A)	Ratio *2	Mar 31,02 plan *4
Domestic	including Impact Loans	59,056.0	56,847.9	56,358.3	101.7%	56,397.9
	excluding Impact Loans	56,254.8	54,803.4	54,681.8	102.0%	54,503.4
Small and Medium-sized enterprises *1	including Impact Loans	29,025.6	28,164.8	26,114.6		27,654.8
	excluding Impact Loans	28,082.9	27,555.2	25,579.6		27,145.2
Loans with guarantee of Credit Guarantee Corporation		3,157.4	2,793.9	2,551.5		2,743.9
Individuals (excluding business loans)		12,884.5	12,535.0	12,492.7		12,835.0
Housing Loan		10,719.3	10,647.2	10,700.8		10,947.2
Others		17,145.9	16,148.1	17,751.0		15,908.1
Overseas *3		4,242.5	4,900.0	4,713.3	99.8%	4,500.0
Total		63,298.5	61,747.9	61,071.6	101.6%	60,897.9

(Adjusted basis <excluded factors shown below>)

		Mar 31,00 actual *4	Mar 31,01 actual *4	Sep. 30,01 actual (A)+(B)+(C)	Mar 31,02 plan *4
Domestic	including Impact Loans	59,056.0	58,226.3	58,123.2	58,326.3
	excluding Impact Loans	56,254.8	56,181.8	56,446.7	56,431.8
Small and Medium-sized enterprises *1	including Impact Loans	29,025.6	29,068.3	27,404.7	29,018.3
	excluding Impact Loans	28,082.9	28,458.7	26,869.7	28,508.7

*1 Small and Medium-sized enterprises = Loans to following enterprises.
-Wholesaling enterprise whose capital is Y100 mil. or less or number of employees is 100 or less
-Services enterprise whose capital is Y50 mil. or less or number of employees is 100 or less
-Retailing enterprise whose capital is Y 50mil. or less or number of employees is 50 or less
-Other enterprise whose capital is Y300 mil. or less or number of employees is 300 or less
-Unincorporated enterprise

*2 Ratio = Balance as of the end of the month / average balance of the month

*3 Based on the exchange rate on the balance sheet day.

*4 Figures are quoted from "Progress Report on Strengthening the Financial Base of the Bank" for FY2000. Results are the sum of those of former Sakura Bank and Sumitomo Bank.

(Factors for reduction in loans) (billions of yen)

	FY00 Actual (B)	Small and Medium-sized enterprises	FY01 1st half Actual (C)	Small and Medium-sized enterprises	FY01 Plan *7	Small and Medium-sized enterprises
Direct Write-offs *1	+ 767.6	+ 360.2	+ 163.5	+ 151.6		
Secondary losses on loans sold to CCPC *2	+ 146.1	+ 146.1	+ 38.3	+ 38.3		
Sales and securitization of loans *3	- 218.3	- 58.5	- 11.3	+ 7.8	+ 550.0	+ 460.0
Direct reduction *4	+ 251.6	+ 178.2	+ 28.2	+ 29.8		
Sales of loans to RCC *5	+ 3.9	+ 3.9	+ 0.0	+ 0.0		
Bulk-sales and others *6	+ 427.5	+ 273.6	+ 167.8	+ 159.1		
Total	+ 1,378.4	+ 903.5	+ 386.5	+ 386.6	+ 550.0	+ 460.0

*1 Direct write-offs which are allowed to be tax deductible.

*2 Losses due to the disposition of collaterals of loans sold to CCPC, etc.

*3 Mainly sales and securitization of normal loans. Figures are net of actual sales and securitization (increase), and cash inflows due to redemption (decrease).

*4 Of those reduced in this fiscal year.

*5 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*6 Losses due to bulk-sales of problem assets and other credit costs.

*7 Figures are quoted from "Progress Report on Strengthening the Financial Base of the Bank" for FY2000.

(Table 13) The Results of Asset Audits in compliance with Article 3.2 of the Financial Revitalization Law

(billions of yen)

	Mar. 31, 01 Non-consolidated	Mar. 31, 01 Consolidated	Sep. 30, 01 Non-consolidated	Sep. 30, 01 Consolidated
Bankrupt and Quasi-Bankrupt Assets	589.9	777.4	574.0	735.0
Doubtful Assets	1,943.1	2,166.4	1,645.7	1,858.8
Substandard Loans	289.4	411.3	1,107.2	1,249.2
Normal Assets	66,157.8	68,290.5	64,039.9	65,558.2

*The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

Reserve for Possible Loan Losses

(billions of yen)

	Mar. 31, 01 Non-consolidated	Mar. 31, 01 Consolidated	Sep. 30, 01 Non-consolidated	Sep. 30, 01 Consolidated
General Reserve	367.8	395.9	405.2	457.4
Specific Reserve	708.0	852.9	592.0	694.4
Loan Loss Reserve for Specific Overseas Countries	20.0	20.0	11.7	11.7
Sub-total	1,095.8	1,268.8	1,008.9	1,163.5
Reserve for Possible Losses on Loans Sold to CCPC	138.0	145.3	119.1	126.5
Total	1,233.8	1,414.1	1,128.0	1,290.0

*The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 14) Risk-Monitored Loans *1

(billions of yen)

	Mar. 31, 01 Non-consolidated	Mar. 31, 01 Consolidated	Sep. 30, 01 Non-consolidated	Sep. 30, 01 Consolidated
Bankrupt Loans (A)	235.6	273.1	217.1	248.7
Direct Reduction	565.5	673.8	600.8	716.1
Non-Accrual Loans (B)	2,207.5	2,577.6	1,945.5	2,294.8
Direct Reduction	974.8	1,262.8	949.7	1,268.7
Past Due Loans (3 Months or more) (C)	103.3	125.7	105.7	124.5
Restructured Loans (D)	186.2	280.0	1,001.5	1,114.9
(1)Reduction of the original interest rate	93.5	120.8	226.6	248.6
(2)Forbearance of interest payments	0.0	0.5	3.3	4.7
(3)Loans to supported companies	5.8	5.8	1.5	1.6
(4)Forbearance of principal repayments	72.9	133.9	755.9	842.0
(5)Others	14.0	19.0	14.2	18.0
Total (E)=(A)+(B)+(C)+(D)	2,732.6	3,256.4	3,269.8	3,782.9
Ratio (E)/ Total Loans	4.4%	5.0%	5.4%	5.8%

*1 Based on the definition of Japanese Bankers Association. Restructured loan which is applied more than two categories is included in the category which is most appropriate.

*2 The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 15) Disposition of Problem Loans

<Non-consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Projection
Total Credit Cost (A)	1,106.4	1,007.7	268.0	
Transfer to Specific Reserve	447.7	156.5	98.4	
Write-off of loans and other related losses (C)	591.6	798.2	154.3	
Write-off of loans	439.2	367.7	137.0	
Losses on Sales of Loans to CCPC	44.8	31.8	2.2	
Losses on Sales of Loans to RCC *1	1.0	0.3	---	
Losses on Bulk Sales	32.7	24.7	13.4	
Losses on Debt Forgiveness	73.9	373.7	1.7	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	72.8	53.0	23.6	
Transfer to Reserve for Supporting Specific Borrowers	---	---	---	
Transfer to Loan Loss Reserve for Specific Overseas Countries	(5.7)	0.0	(8.3)	
Transfer to General Reserve for Possible Loan Losses (B)	24.2	(188.6)	37.4	
Total (A)+(B)	1,130.6	819.1	305.4	1,000.0
<Reference>				
Direct Write-off of loans already reserved (D)	768.3	575.5	354.1	---
Gross Direct Write-offs (C) + (D)	1,359.9	1,373.7	508.4	---

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

<Consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Projection
Total Credit Cost (A)	1,242.6	1,202.4	293.9	
Transfer to Specific Reserve	475.8	258.5	62.3	
Write-off of loans and other related losses (C)	698.3	889.5	215.6	
Write-off of loans	539.8	433.9	195.1	
Losses on Sales of Loans to CCPC	44.8	31.9	2.7	
Losses on Sales of Loans to RCC *1	1.3	0.6	---	
Losses on Bulk Sales	73.7	42.7	16.1	
Losses on Debt Forgiveness	38.7	380.4	1.7	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	74.3	54.4	24.4	
Transfer to Reserve for Supporting Specific Borrowers	---	---	---	
Transfer to Loan Loss Reserve for Specific Overseas Countries	(5.8)	0.0	(8.4)	
Transfer to General Reserve for Possible Loan Losses (B)	17.6	(209.5)	62.8	
Total (A)+(B)	1,260.2	992.9	356.7	
<Reference>				
Direct Write-off of loans already reserved (D)		648.5	378.3	
Gross Direct Write-offs (C) + (D)		1,487.6	593.9	

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 16) Resources for disposition of problem loans

<Non-consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Projection
Banking Profit (excluding transfer to General Reserve for Possible Loan Losses)	702.8	803.1	515.8	1,050.0
Gains/Losses on Bonds	(1.6)	8.7	30.1	
Gains/Losses on Stocks	828.4	311.4	(52.6)	
Gains/Losses on Disposition of Premises and Equipment	(13.0)	(30.6)	(4.6)	
Retained Earnings	---	---	---	
Others	---	---	---	
Total	1,518.2	1,083.9	458.6	1,050.0

* The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

<Consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 1st half Actual	FY01 Projection
Banking Profit (excluding transfer to General Reserve for Possible Loan Losses)	702.8	803.1	515.8	1,050.0
Gains/Losses on Bonds	(0.4)	9.8	30.1	
Gains/Losses on Stocks	858.5	468.5	(18.9)	
Gains/Losses on Disposition of Premises and Equipment	(20.5)	(33.9)	(8.3)	
Retained Earnings	---	---	---	
Others	89.9	60.5	3.9	
Total	1,630.7	1,298.2	492.5	1,050.0

*1 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 For expediency, Banking Profit = Non-consolidated Banking Profit

*3 "Others" include operating profit of subsidiaries.

(Table 17) Bankruptcies in 1st half FY2001

(billions of yen)

Internal Grading	Internal Grading One Year Before the Bankruptcy		Internal Grading Six Month Before the Bankruptcy	
	Number of Bankruptcies	Outstanding Exposure	Number of Bankruptcies	Outstanding Exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	1	0.7	0	0.0
4C	5	13.0	3	8.5
5A	8	7.8	3	1.8
5B	7	1.0	9	1.5
5C	17	2.0	12	1.2
6	19	2.9	18	3.0
7	86	41.4	75	39.0
8	35	26.8	55	29.4
9	9	9.8	19	22.9
No Grading	33	4.1	26	2.2
Total	220	109.5	220	109.5

*1 "No Grading" includes individuals and companies without financial data.

*2 Bankruptcies with credit amount less than 50 million yen are excluded.

(Reference) (billions of yen)

	Sep. 30, 01
Bankrupt and Quasi-Bankrupt Assets	574.0
Doubtful Assets	1,645.7
Substandard Loans	1,107.2
Normal Assets	64,039.9
Total	67,366.8

(Table 18) Evaluation Gains and Losses (Sep. 30, 01, Non-consolidated)

Securities (Billions of yen)

		Outstanding Balance	Net Gains/Losses	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	31.6	+ 0.6	0.7	0.1
	Bond	-	-	-	-
	Stock	-	-	-	-
	Other	31.6	+ 0.6	0.7	0.1
	Money Held in Trust *1	-	-	-	-
Subsidiaries, etc.	Securities *1,*2	1,214.4	+ 3.6	19.2	15.6
	Bond	-	-	-	-
	Stock	615.8	+ 3.6	19.2	15.6
	Other	598.6	-	-	-
	Money Held in Trust *1	-	-	-	-
Other Securities	Securities *1,*2	18,837.9	- 689.5	327.5	1,017.0
	Bond	10,077.5	+ 79.2	87.3	8.1
	Stock	5,082.8	- 798.7	196.5	995.2
	Other	3,677.6	+ 30.0	43.7	13.7
	Money Held in Trust *1	60.1	- 4.0	0.3	4.3

Others

	Book Value	Market Value	Net Gains/Losses	Gains	Losses
Premises used in Business *3	440.6	357.7	-82.9	0.7	83.6
Other Premises	-	-	-	-	-
Other Assets	-	-	-	-	-

*1 Market value was calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", market value was based on the average market prices of September 2001.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable money deposited included in item "Cash and Due from Banks"
CP and Beneficiary certificates in loans trusts included in item "Debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, 1998 under the Revaluation Act of Land Properties.
Book Value: Book value after the revaluation.
Market Value: Market value as of Sep. 30, 2001.

(Table 18) Evaluation Gains and Losses (Sep. 30, 01, Consolidated)

Securities (Billions of yen)

		Outstanding Balance	Net Gains/Losses	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	170.6	+ 0.3	0.8	0.5
	Bond	85.0	- 0.3	0.0	0.3
	Stock	-	-	-	-
	Other	85.6	+ 0.6	0.8	0.2
	Money Held in Trust *1	-	-	-	-
Subsidiaries, etc.	Securities *1,*2	182.7	- 2.1	-	2.1
	Bond	-	-	-	-
	Stock	175.2	- 2.1	-	2.1
	Other	7.5	-	-	-
	Money Held in Trust *1	-	-	-	-
Other Securities	Securities *1,*2	20,292.3	- 641.0	408.9	1,049.9
	Bond	10,862.9	+ 82.0	91.9	9.9
	Stock	5,263.2	- 806.3	214.2	1,020.5
	Other	4,166.2	+ 83.3	102.8	19.5
	Money Held in Trust *1	60.2	- 4.0	0.3	4.3

Others

	Book Value	Market Value	Net Gains/Losses	Gains	Losses
Premises used in Business *3	486.3	395.7	-90.6	1.9	92.5
Other Premises	-	-	-	-	-
Other Assets	-	-	-	-	-

*1 Market value was calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", market value was based mainly on the average market prices of September 2001.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable money deposited included in item "Cash and Due from Banks"
CP and Beneficiary certificates in loans trusts included in item "Debt purchased"

*3 Based on revaluation of land at fair value as of Mar 31, 1998 under the Revaluation Act of Land Properties.
Some of the subsidiaries made revaluation as of Mar 31, 1999.
Book Value: Book value after the revaluation.
Market Value: Mainly market value as of Sep. 30, 2001.

(Table 19) Derivatives and Foreign Forward Contracts

Billions of Yen

	Contract Value or Nominal Principal Amount		Credit Risk Equivalent Amount	
	Mar 31,01	Sep 30,01	Mar 31,01	Sep 30,01
Financial Futures Contracts	90,372.5	119,210.6	---	---
Interest Rate Swap	174,547.2	138,399.8	3,081.0	2,797.5
Currency Swap	10,570.3	10,713.1	843.5	780.8
Foreign Exchange Forward Contracts	57,843.7	46,641.3	3,235.7	1,115.4
Interest Rate Options (Buy)	12,171.8	4,522.8	60.6	53.2
Currency Options (Buy)	2,318.3	3,006.6	91.2	86.7
Other Derivative Instruments	39,668.4	18,638.4	30.7	30.9
Effect of Master Netting Agreements	---	---	(3,535.4)	(2,480.1)
Total	387,492.5	341,132.5	3,807.6	2,384.3

*1 Figures given above were computed according to capital adequacy guidelines set by the BIS. Followings were also added.

-Listed transactions

-Options (sell)

-Transactions for which the original contract has a maturity of 14 days or less

*2 The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 20) Credit Portfolio (as of Sep. 30, 01)

Billions of Yen

	Counterparty with rating equivalent to BBB/Baa or higher	Counterparty with rating equivalent to BB/Ba or lower	Others	Total
Credit Risk Equivalent	743.6	4.4	26.2	774.2
Credit Cost	0.3	0,0	0.3	0.6
Amount of Credit Risk	2.0	0.1	0.7	2.8

* Calculated (trial basis) for the derivative transactions with financial institutions in Tokyo, New York and London *offices of Treasury Unit. Includes currency options.*

平成１３年１２月２５日

各　位

東京都千代田区有楽町１丁目１番２号
株 式 会 社　　三 井 住 友 銀 行
（コード番号　　８３１８）

子会社との合併（簡易合併）に関するお知らせ

平成１３年１２月２５日開催の当行取締役会において、当行は平成１４年３月１５日を期して、当行１００％出資子会社であるエスエムビーシー資産管理サービス株式会社と合併することを決定いたしましたのでお知らせいたします。

記

１．合併の目的

当行は、店舗・厚生施設等、不動産の管理運営の効率化を図るため、営業用不動産の賃貸管理業務を行う当行１００％出資子会社であるエスエムビーシー資産管理サービス株式会社を吸収合併することといたしました。

２．合併の要旨

（１）合併の日程

合併契約書承認取締役会	平成１３年１２月２５日
合併契約書調印	平成１３年１２月２５日
合併契約書承認株主総会(注)	平成１４年　１月１０日（予定：被合併会社）
合併期日	平成１４年　３月１５日（予定）
合併登記	平成１４年　３月１５日（予定）

(注)本合併は、商法第413条ノ3第1項の規定により、当行においては合併契約書に関する株主総会の承認を得ることなく行うものであります。

（２）合併方式

株式会社三井住友銀行を存続会社とする吸収合併方式で、エスエムビーシー資産管理サービス株式会社は解散します。

（３）その他

１００％出資子会社との合併であり、新株式の発行および合併交付金の支払は行いません。

3 ．合併当事会社の概要

(1) 商　　　号	株式会社三井住友銀行 (合併会社)	ｴｽｴﾑﾋﾞｰｼｰ資産管理ｻｰﾋﾞｽ株式会社 (被合併会社)
(2) 事 業 内 容	銀行業	不動産賃貸管理業
(3) 設 立 年 月 日	明治４５年３月１日	平成１０年１月２３日
(4) 本 店 所 在 地	東京都千代田区有楽町1丁目1番2号	東京都豊島区巣鴨2丁目11番1号
(5) 代　表　者	頭　取　　西川　善文	代表取締役　　浜田　定彦
(6) 資　本　金	13,267億円	12百万円
(7) 発行済株式総数	普通株式　5,709,424,395株 優先株式　　967,000,000株	240株
(8) 株 主 資 本	35,146億円	53億円
(9) 総　資　産	1,013,421億円	3,238億円
(10) 決　算　期	３月３１日	３月３１日
(11) 従 業 員 数	23,601名	124名
(12) 大 株 主 及 び 持 ち 株 比 率	日本ﾄﾗｽﾃｨ･ｻｰﾋﾞｽ信託銀行株式会社 (信託口)　3.80% 日本生命保険相互会社　3.74% 住友生命保険相互会社　2.68% 三菱信託銀行株式会社（信託口） 2.15% 太陽生命保険相互会社　2.14%	株式会社三井住友銀行　100% (平成13年12月25日現在)

(13) 当事会社の関係	資本関係	被合併会社は合併会社の１００％出資子会社。
	人的関係	被合併会社の役員：合併会社と兼務２名、出向３名
	取引関係	合併会社は被合併会社より店舗等を賃借。

(注) 上記の数値は、平成13年9月30日現在のものであります。

（14）最近３決算期間の業績

	株式会社三井住友銀行 （合併会社）			ｴｽｴﾑﾋﾞｰｼｰ資産管理ｻｰﾋﾞｽ株式会社 （被合併会社）		
決　算　期	平成11年3月期	平成12年3月期	平成13年3月期	平成11年3月期	平成12年3月期	平成13年3月期
経常収益・売上高(億円)	38,608	41,122	32,895	212	238	212
経　常　利　益(億円)	△14,952	3,364	3,591	9	44	41
当　期　純　利　益(億円)	△7,494	1,059	1,378	3	15	18
1株当たり当期純利益(円)	（さくら銀行） △97.62 （住友銀行） △119.11	（さくら銀行） 11.24 （住友銀行） 14.41	（さくら銀行） 17.28 （住友銀行） 16.59	1,323,529	6,534,454	7,791,084
1株当たり配当額(円)	（さくら銀行） 普通株式　7.25 第二回優先株式 15.00 第三回優先株式 （第二種）　0.04 （住友銀行） 普通株式　6.00 第1回優先株式 0.03 第2回優先株式 0.08	（さくら銀行） 普通株式　6.00 第二回優先株式 15.00 第三回優先株式 （第二種）　13.70 （住友銀行） 普通株式　6.00 第1回第一種 優先株式　10.50 第2回第一種 優先株式　28.50	（さくら銀行） 普通株式　6.00 第二回優先株式 15.00 第三回優先株式 （第二種）　13.70 （住友銀行） 普通株式　6.00 第1回第一種 優先株式　10.50 第2回第一種 優先株式　28.50	—	—	—
1株当たり株主資本(円)	（さくら銀行） 343.09 （住友銀行） 428.35	（さくら銀行） 351.38 （住友銀行） 439.23	（さくら銀行） 358.43 （住友銀行） 451.35	1,370,537	8,151,855	15,942,939

（注）株式会社三井住友銀行の経常収益、経常利益、当期純利益については、株式会社さくら銀行、株式会社住友銀行両行の計数を合算して表示しております。

４．合併後の状況

（１）商　　　号　　株式会社三井住友銀行
（２）事業内容　　銀行業
（３）本店所在地　　東京都千代田区有楽町１丁目１番２号
（４）代　表　者　　頭取　西川　善文
（５）資　本　金　　合併による資本金の増加はありません。
（６）総　資　産　　合併による総資産への影響は軽微であります。
（７）決　算　期　　３月３１日
（８）業績に与える影響　　合併による業績への影響は軽微であります。

以　上

【本件に関するお問い合わせ先】　広報部　古舘　ＴＥＬ：０３－５５１２－２６７８

File No. 82-4395
Exhibit A2(c)
(English Translation)

Sumitomo Mitsui Banking Corporation Announces Short-Form Merger of Wholly Owned Subsidiary

TOKYO, Dec. 25, 2001: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that it will merge with SMBC Property Management Service Co., Ltd. ("SPMS"), a wholly owned subsidiary. The merger is expected to take effect on March 15, 2002, at which point SPMS will be merged into SMBC in a short-form merger. Details of the merger are outlined below.

1. Purpose of the Merger

SMBC will merge with SPMS, whose main business is the management and lease of branch premises for SMBC, as part of its efforts to improve operational efficiency of property management.

2. Details of the Merger

(1) Merger schedule

Board of Directors meets to vote on merger	December 25, 2001
Signing of merger agreement	December 25, 2001
SPMS shareholders meet to approve merger (see, note)	January 10, 2002 (target)
Effective date of merger	March 15, 2002 (target)
Official registration of merger	March 15, 2002 (target)

(Note) This merger will be effected without approval of an SMBC shareholders' meeting in accordance with Article 413-3, Paragraph 1 of the Commercial Code.

(2) Method of the Merger

SMBC, as the surviving company, will absorb SPMS, which will be subsequently dissolved.

(3) Other

Due to the fact that SMBC is the sole shareholder of SPMS, there will be no issuance of new shares or cash payment upon the merger.

3. Profile of the companies to be merged

		(as of September 30, 2001)
(1) Company name	Sumitomo Mitsui Banking Corporation (surviving company)	SMBC Property Management Service Co., Ltd. (dissolved company)
(2) Principal business	Commercial Banking	Management of real estate for lease
(3) Date of incorporation	March 1, 1912	January 23, 1998
(4) Location of head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan	11-1, Sugamo 2-chome, Toshima-ku, Tokyo, Japan
(5) Representative	Yoshifumi Nishikawa, President	Sadahiko Hamada, President
(6) Capital stock	¥1,326.7 billion	¥12 million
(7) Number of issued stocks	5,709,424,395 shares of common stock, 967,000,000 shares of preferred stock	240 shares of common stock
(8) Stockholders' equity	¥3,514.6 billion	¥5.3 billion
(9) Total assets	¥101,342.1 billion	¥323.8 billion
(10) End of settlement term	March 31	March 31
(11) Number of employees	23,601	124
(12) Major shareholders & ratio of their shareholdings	Japan Trustee Services Bank, Ltd. (Trust account) 3.80% Nippon Life Insurance Company 3.74% Sumitomo Life Insurance Company 2.68% The Mitsubishi Trust and Banking Corporation (Trust account) 2.15% The Taiyo Mutual Life Insurance Company 2.14%	Sumitomo Mitsui Banking Corporation 100% (as of December 25, 2001)
(13) Relationship of the companies to be merged	Capital	SPMS is a 100% subsidiary of SMBC.
	Human resources	Two general managers of SMBC serve as directors of SPMS. Three directors of SPMS are seconded from SMBC.
	Business	SMBC rents branches from SPMS.

(14) Business results in the past three years

	Sumitomo Mitsui Banking Corporation (surviving company)			SMBC Property Management Service Co., Ltd (dissolved company)		
Term end	Mar. 99	Mar. 00	Mar. 01	Mar. 99	Mar. 00	Mar. 01
Operating Income (bn yen)	3,860.8	4,112.2	3,289.5	21.2	23.8	21.2
Operating Profit (bn yen)	(1,495.2)	336.4	359.1	0.9	4.4	4.1
Net Income (bn yen)	(749.4)	105.9	137.8	0.3	1.5	1.8
Net Income per share (Yen)	[Sakura] (97.62) [Sumitomo] (119.11)	[Sakura] 11.24 [Sumitomo] 14.41	[Sakura] 17.28 [Sumitomo] 16.59	1,323,529	6,534,454	7,791,084
Dividend per share (Yen)	[Sakura] Common stock 7.25 Preferred stock (Series II) 15.00 Preferred stock (Series III type 2) 0.04 [Sumitomo] Common stock 6.00 Preferred stock (First series) 0.03 Preferred stock (Second series) 0.08	[Sakura] Common stock 6.00 Preferred stock (Series II) 15.00 Preferred stock (Series III type 2) 13.70 [Sumitomo] Common stock 6.00 Preferred stock (First series type I) 10.50 Preferred stock (Second series type I) 28.50	[Sakura] Common stock 6.00 Preferred stock (Series II) 15.00 Preferred stock (Series III type 2) 13.70 [Sumitomo] Common stock 6.00 Preferred stock (First series type I) 10.50 Preferred stock (Second series type I) 28.50	N/A	N/A	N/A
Stockholders' equity per share (Yen)	[Sakura] 343.09 [Sumitomo] 428.35	[Sakura] 351.38 [Sumitomo] 439.23	[Sakura] 358.43 [Sumitomo] 451.35	1,370,537	8,151,855	15,942,939

(Note) Operating income, operating profit and net income of SMBC are the sums of those of The Sakura Bank, Limited ("Sakura") and The Sumitomo Bank, Limited ("Sumitomo") that merged on April 1,2001.

4. Profile of the company after the merger and effects of merger

(1) Company name	Sumitomo Mitsui Banking Corporation
(2) Business	Commercial Banking
(3) Location of head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
(4) Representative	Yoshifumi Nishikawa, President
(5) Increase of capital upon merger	None
(6) Effect of merger on Total assets	Negligible
(7) End of settlement term	March 31
(8) Effect of merger on financial results	Negligible

NEWS RELEASE

三井住友銀行
SUMITOMO MITSUI BANKING CORPORATION
SMBC

平成14年1月8日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社　三 井 住 友 銀 行
（コード番号　８３１８）

米国子会社保有のゴールドマン・サックス社株式売却について

株式会社三井住友銀行は、今般、米国子会社であるＳＭＢＣキャピタル・マーケット会社（以下、‘ＳＭＢＣＣＭ’）が保有いたします ザ・ゴールドマン・サックス・グループ・インクの普通株式全株（８，６７０，５２７株）を売却することといたしました。

本件は、平成13年11月27日付で、売却する可能性のある株式として米国証券取引委員会（ＳＥＣ）宛に登録していた株式８，６７０，５２７株の全部を売却するもので、一株あたりの売却価格は９３ドル、手数料差引後の売却総額は７９４百万ドルとなります。本件によるＳＭＢＣＣＭの売却益は、概ね６．５億ドル（税引前）となります。

記

１．売却株式数　　８，６７０，５２７株
２．売却価格　　一株あたり９３．００ドル
３．売却総額（手数料差引後）　　７９４百万ドル
（売却完了は、平成 14 年１月 10 日の予定です。）

なお、平成 14 年３月期業績予想に変更ありません。

以　　上

【本件に関するお問合せ先】
広報部 古舘　　TEL ０３－５５１２－２６７８

File No. 82-4395
Exhibit A2(d)
(English Translation)

NEWS RELEASE

SUMITOMO MITSUI
BANKING CORPORATION

SMBC

January 8, 2002

Sale by SMBC Capital Markets, Inc. of Its Holdings in the Common Stock of The Goldman Sachs Group, Inc.

Tokyo, January 8th, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') today announced that its subsidiary, SMBC Capital Markets, Inc. ('SMBCCM') has agreed to sell all of its holdings in the common stock of The Goldman Sachs Group, Inc., numbering 8,670,527 shares, at a price of $93.00 per share, for a total of $794 million, after payment of underwriting fees. The closing is expected to occur on Thursday, January 10th, 2002. The pre-tax gain realized by SMBCCM from the sale is approximately $650 million.

SMBC's estimate of financial results for this fiscal year, publicly announced on November 26th, 2001, is not being revised as a result of this transaction.

平成 14 年 1 月 31 日

各　　　位

株式会社　三井住友銀行

本日の当行と三井生命に関する一部報道について

三井生命は、昨年 12 月に基金 1,000 億円の増強を発表しており、当行も三井系企業等とともに応分の拠出を行う方針であるが、本日、一部報道にあった当行による同社の子会社化については、同社は、現在、相互会社形態であり、当行が子会社化を検討している事実はない。

以　　　上

File No. 82-4395
Exhibit A2(e)
(English Translation)

Comments on Today's Media Report

Regarding Sumitomo Mitsui Banking Corporation and Mitsui Mutual Life Insurance Company

TOKYO, January 31, 2002 --- As to today's media report regarding Sumitomo Mitsui Banking Corporation ("SMBC") and Mitsui Mutual Life Insurance Company ("Mitsui Life"), SMBC announced that it is not planning an acquisition of Mitsui Life, which is still a mutual company at this stage.

Meanwhile, Mitsui Life announced last December that it would boost its "kikin" (foundation funds) by 100 billion yen. SMBC is going to provide some of this amount, as well as other companies such as Mitsui group companies.